



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Foremost Income Fund
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

Foremost Income Fund
(Name of Person(s) Furnishing Form)

Trust Units
(Title of Class of Subject Securities)

34549P
(CUSIP Number of Class of Securities (if applicable))

Mobile Drilling Company, Inc.
3807 Madison Avenue, Indianapolis, Indiana 46227
(317) 787-6371
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 1, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- Notice of Special Meetings, Information Circular and Proxy Statement, dated November 29, 2005 (the "Circular")
- Form of Proxy
- Letter of Transmittal and Election Form

Item 2. Informational Legends

See page 1 of the Circular.



FOREMOST INDUSTRIES INCOME FUND

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

to be held December 28, 2005

and

INFORMATION CIRCULAR AND PROXY STATEMENT

with respect to certain special business including a proposed

REORGANIZATION

involving

FOREMOST INDUSTRIES INCOME FUND

FOREMOST HOLDINGS TRUST

FOREMOST VENTURES TRUST

FOREMOST UNIVERSAL LIMITED PARTNERSHIP

FOREMOST INDUSTRIES LIMITED PARTNERSHIP

FOREMOST INCOME FUND

FOREMOST COMMERCIAL TRUST

FOREMOST INDUSTRIES LP

FOREMOST UNIVERSAL LP

and

FOREMOST INDUSTRIES INCOME FUND UNITHOLDERS

November 29, 2005

DMSLegal\049143\00011\2190236v9

TABLE OF CONTENTS



November 29, 2005

Dear Unitholders:

On behalf of the Trustees, I invite you to attend a special meeting (the "Meeting") of holders of common trust units ("Unitholders") of Foremost Industries Income Fund (the "Fund") to be held at 10:00 a.m. (Calgary time) on Wednesday, December 28, 2005, in the Main Conference Room of the offices of Foremost Industries Inc., 1225 - 64th Avenue N.E., Calgary, Alberta. Enclosed with this letter is a Notice of Special Meeting, an Information Circular and Proxy Statement (the "Information Circular"), a form of proxy and a letter of transmittal and election form.

At the Meeting, Unitholders will be asked to consider and vote upon a proposed reorganization (the "Reorganization") of the Fund. Pursuant to the Reorganization, a new publicly-traded income fund ("New Fund") which will be established by the Fund will, indirectly, acquire all of the existing assets and business operations presently conducted by the subsidiary entities of the Fund. The Reorganization will result in Unitholders receiving one trust unit of New Fund (a "New Unit") for each common trust unit of the Fund (a "Unit") they now hold. The business and operations currently conducted by the subsidiary entities of the Fund will be unaffected by the Reorganization and will continue to be performed by the current management and employees of the Fund and its subsidiary entities through the subsidiary entities of the New Fund. The Reorganization has been unanimously approved by the Trustees.

The Trustees believe the Reorganization has the following advantages:

1. it will simplify, somewhat, the organizational and governance structure of the Fund;

2. it will increase the cost for tax purposes of our business assets, while there is certainty about tax laws, which may be useful should the rules regarding the taxation of income trusts ever be modified; and

3. most importantly, it is expected that the trading liquidity of the New Units will be greater than the trading liquidity of the Units (as a result of a potential decrease of the income that needs to be allocated to Unitholders for tax purposes), allowing us to attract a wider retail investor base beyond the current concentration in tax deferred plans.

Pursuant to the Reorganization, Unitholders will receive New Units, at the Unitholders election, either:

1. *Option 1 – the First Stage Disposition*: by having all their Units acquired by Foremost Universal Limited Partnership in exchange for New Units on a one-to-one basis; or

2. *Option 2 – the Second Stage Disposition*: by having New Units distributed to them following a number of steps, again on a one-for-one basis.

The tax consequences to Unitholders of the Reorganization will depend on which option is selected. Unitholders who elect Option 1 above will generally realize a capital gain (or a capital loss) for Canadian federal income tax purposes equal to the amount by which the fair market value of the New Units received exceeds (or is less than) the aggregate of such Unitholder's adjusted cost base of the Units held at the effective date and any reasonable costs of disposition. This will be similar to the tax effect of Unitholders selling their Units and reacquiring them for the same value. **If you do nothing, you will be deemed to have elected Option 1, provided the Reorganization is approved by Unitholders.**

Unitholders who elect Option 2 above will, in the course of the Reorganization, be distributed all of the issued and outstanding trust units of Foremost Ventures Trust and, consequently, will be allocated all of the income of Foremost Ventures Trust, which income will be paid in the form of New Units. Such Unitholders will be subject to taxation on such amounts, with the result that such Unitholders will be subject to additional taxable income, as compared to Unitholders who have elected to participate in the Reorganization through Option 1. It is expected that Unitholders will only elect Option 2 if they have very unusual tax circumstances. **Due, in part, to the additional tax liability which will be incurred by Unitholders who elect not to participate in Option 1 above, Unitholders who are considering electing not to participate in Option 1 above are urged to seek independent tax advice.**

To receive New Units, you must deposit with Computershare Investor Services Inc. (at one of the addresses listed on the letter of transmittal and election form) a duly completed letter of transmittal and election form by 12:00 noon (Toronto time) on Friday, December 23, 2005 or, if the Meeting is adjourned, such time on the business day immediately prior to the date of the adjourned Meeting. Unitholders must fully comply with the requirements of the letter of transmittal and election form and the instructions therein. Unitholders which do not complete and deliver the letter of transmittal and election form to Computershare Investor Services Inc. by the deadline set forth above will be deemed to have elected to participate in the Reorganization by having their Units acquired by Foremost Universal Limited Partnership pursuant to Option 1 above. A Unitholder which is not a resident of Canada for the purposes of the *Income Tax Act* (Canada) (the "Tax Act") and/or is a "designated beneficiary" for the purposes of Part XII.2 of the Tax Act will only be permitted to participate in the Reorganization pursuant to Option 1 above. Any such Unitholder will be deemed to have elected to participate in the Reorganization pursuant to Option 1 above.

To be represented at the Meeting if you are a registered holder of Units, you must either attend the Meeting in person or complete and sign the applicable enclosed form of proxy and forward it to Computershare Trust Company of Canada in person or by mail to 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department by 12:00 noon (Toronto time) on Friday, December 23, 2005 or, if the Meeting is adjourned, at least forty-eight (48) hours before the time of the adjourned Meeting. If you are not a registered holder of Units, you must contact your broker to ensure that your vote is properly cast and your election is made prior to the Meeting. The resolution approving the Reorganization must be approved by at least 66⅔% of the votes cast by Unitholders, voting together as a single class, either in person or by proxy at the Meeting. In addition to the requirement for Unitholder approval, the Reorganization is also subject to certain other approvals described in the accompanying Information Circular.

The Information Circular contains a detailed description of the Reorganization as well as detailed information regarding New Fund and its subsidiary entities. Please give this matter your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the form of proxy and letter of transmittal and election form, and return them prior to the meeting in order to ensure that your Units can be voted at the Meeting.

We look forward to seeing you at the Meeting.

Yours very truly,

(signed) James T. Grenon

James T. Grenon, Trustee
Foremost Industries Income Fund

FOREMOST INDUSTRIES INCOME FUND

NOTICE OF SPECIAL MEETING

to be held Wednesday, December 28, 2005

NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of holders ("Unitholders") of common trust units ("Units") of Foremost Industries Income Fund (the "Fund") will be held in the Main Conference Room at Foremost Inc., 1225 - 64th Avenue N.E., Calgary, Alberta, Canada on Wednesday, December 28, 2005 at 10:00 a.m. (Calgary time) for the following purposes:

(a) to consider and, if thought advisable, to pass, with or without variation, an extraordinary resolution, the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated November 29, 2005 (the "Information Circular"), to approve a reorganization of the Fund, all as more particularly described in the accompanying Information Circular; and

(b) to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for the determination of Unitholders entitled to receive notice of and to vote at the Meeting is November 25, 2005. Only Unitholders whose names have been entered in the register of Unitholders on the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a holder of Units transfers the ownership of any Units after the record date and the transferee of those Units produces properly endorsed certificates relating to such Units or otherwise establishes ownership of such Units and demands, not later than 10 days before the Meeting, to be included in the list of holders of Units eligible to vote at the Meeting, such transferee will be entitled to vote those Units at the Meeting.

A Unitholder may attend the Meeting in person or be represented by proxy. Unitholders who are unable to attend the Meeting or any adjournment thereof are requested to date, sign and return the accompanying form of proxy (printed on GREEN paper) for use at the Meeting or any adjournment thereof. A proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, in person or by mail to 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, by 12:00 noon (Toronto time) on Friday, December 23, 2005 or, if the Meeting is adjourned, at least forty-eight hours (48) (excluding Saturdays, Sundays and holidays) before the time of the adjourned Meeting. A person appointed as proxyholder need not be a Unitholder of the Fund.

DATED at Calgary, Alberta on November 29, 2005.

By Order of the Trustees of
Foremost Industries Income Fund

(signed) James T. Grenon
James T. Grenon, Trustee
Foremost Industries Income Fund

INFORMATION CIRCULAR AND PROXY STATEMENT

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Fund for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Reorganization or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Reorganization in this Information Circular are qualified in their entirety by reference to the complete text of the Reorganization Agreement, a copy of which is attached as Appendix B to this Information Circular.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "*Glossary of Terms*". Information contained in this Information Circular is given as of November 29, 2005 unless otherwise specifically stated.

Information for United States Securityholders

The transactions described herein are subject to various provisions of the United States federal and state securities laws. New Units to be issued under the Reorganization have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state, and such securities will be issued to the Unitholders in the United States in compliance with Rule 802 promulgated under the 1933 Act.

If any Units are "restricted securities" as defined in Rule 144 under the 1933 Act, New Units issued with respect to such securities will also be "restricted securities" and the certificates representing those New Units will bear similar legends. In addition, persons who are "affiliates" of the Fund immediately prior to the Reorganization, or affiliates of the New Fund following the Reorganization, will be subject to certain restrictions on their transfer of New Units. Persons who may be deemed to be affiliates of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and trustees of the issuer as well as principal Unitholders of the issuer. The foregoing discussion is only a general overview of certain requirements of U.S. securities laws applicable to the New Units. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

This Information Circular relates to the Reorganization of a Canadian trust and has been prepared in accordance with Canadian disclosure requirements, which differ from disclosure requirements in the United States. The financial statements included and incorporated by reference in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements of United States companies. Likewise, information concerning the operations of the Fund and New Fund contained herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies.

It may be difficult for United States Unitholders to enforce their rights and any claim they may have arising under the Unites States federal securities laws, since the Fund and the New Fund will be located in Canada, and all of their officers and trustees are residents of countries other than the United States. United States Unitholders may not be able to sue these Canadian trusts or their officers or trustees in a Canadian court for violations of the United States securities laws. It may be difficult to compel these trusts and their affiliates to subject themselves to a United States court's judgment.

The New Units have not been approved or disapproved by the United States Securities and Exchange Commission or the securities regulatory authority in any state of the United States, nor has the United States Securities and Exchange Commission or any such authority passed on the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offence.

The Foremost Entities are established or settled, as applicable, under the laws of Alberta, Canada. The Reorganization will have tax consequences under the laws of Canada and the United States. **Tax considerations applicable to Unitholders in the United States have not been disclosed in this Information Circular. Unitholders in the United States are advised to consult their tax advisors to determine the particular tax consequences to them of the Reorganization.**

Currency and Exchange Rates

All dollar references in the Information Circular are in Canadian dollars, unless otherwise indicated. On November 29, 2005, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.8567.

Forward-looking Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements, other than statements of historical fact, contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund, Ventures Trust, the Operating LPs, New Fund, Commercial Trust and the New Operating LPs. Unitholders can identify many of these statements by looking for words such as "anticipate", "could", "expect", "seek", "may", "intend", "will", "believe" and similar words or the negative thereof. These forward-looking statements include, but are not limited to, statements with respect to amounts to be retained to fund expansion; the amount, nature and timing of the payment of the distributions of New Fund, the trading liquidity of New Units and the satisfaction of listing conditions. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to important risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although the Fund believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: the impact of general economic conditions in Canada; industry conditions; governmental regulation, including the adoption of new environmental, safety and other laws and regulations and changes in how they are interpreted and enforced; volatility of commodity prices; oil and gas product supply and demand; currency fluctuations; environmental risks; increased competition; the lack of availability of qualified personnel or labour unrest; stock market volatility; ability to access sufficient capital from internal and external sources; and other factors, many of which are beyond the control of the Fund and New Fund. Actual results could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if they do transpire or occur, what benefits will be derived from them. Subject to applicable law, the Fund disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The information contained in this Information Circular, including documents incorporated by reference herein and the information set forth in Appendix C – *Information Concerning New Fund, Commercial Trust and the New Operating LPs – Risk Factors*, identifies additional factors that could affect the operating results and performance of New Fund, Foremost Commercial Trust, Foremost Industries LP and Foremost Universal LP. **We urge you to carefully consider those factors.**

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and the Fund undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Supplemental Disclosure

Distributable cash and cash available for distribution are not recognized generally accepted accounting principles. Management believes that in addition to net income and net income per Unit, distributable cash and cash available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. **Investors are cautioned that distributable cash, cash available for distribution and cash-on-cash yield should not be construed as an alternative to net income as determined by Canadian generally accepted accounting principles. New Fund's method of calculating distributable cash, cash available for distribution and cash-on-cash yield may differ from other trusts and accordingly, distributable cash, cash available for distribution and cash-on-cash yield may not be comparable to measures used by other trusts. Investors are also cautioned that cash-on-cash yield represents a blend of return of investors' initial investment and a return on investors' initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the section titled Summary Information and Appendix "A";

"***Administrator***" means Foremost Inc., as administrator of the Fund;

"***Applicable Laws***" means applicable securities laws and rules of applicable stock exchanges;

"***Board***" means the Board of Directors of Foremost Inc.;

"***Business Day***" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary in the Province of Alberta, for the transaction of commercial banking business;

"***Canadian Partnership***" means a Canadian partnership within the meaning of section 102 of the Tax Act;

"***Closing***" means the completion of the transactions contemplated by the Reorganization;

"***Closing Date***" means December 28, 2005, or such other date as may be agreed to by the parties to the Reorganization Agreement;

"Commercial Trust Deed" means the deed of trust dated as of November 29, 2005 between Craig Bell, James T. Grenon and the Fund, as amended from time to time and pursuant to which Commercial Trust was established;

"***Commercial Trust***" means Foremost Commercial Trust, a trust established under the laws of Alberta pursuant to the Commercial Trust Deed;

"***Commercial Trust Note***" means the demand promissory note issued by Commercial Trust to New Fund pursuant to the Reorganization;

"***Commercial Trust Units***" means the trust units of Commercial Trust;

"***CRA***" means the Canada Revenue Agency;

"***Declaration of Trust***" means the Amended and Restated Declaration of Trust of the Fund dated June 8, 2005, between James T. Grenon, Roy Allen and Bruce Maclennan as Trustees and Ken Rogers, as initial Unitholder;

"***Depository***" means Computershare Investor Services Inc. at its offices referred to in the Letter of Transmittal and Election Form;

"***Designated Beneficiary***" has the meaning ascribed thereto by proposed subsection 210(1) of the Tax Act, which is reproduced in Appendix D;

"***Differential Note***" means the demand promissory note to be issued by Ventures Trust in the principal amount equal to the Differential Value;

"***Differential Value***" means the difference between (i) the aggregate principal amount outstanding under the Fund Note and (ii) the aggregate principal amount outstanding under the VT Notes;

"***Distributable Cash***" means all amounts available for distribution during any applicable period to Unitholders or, as the context requires, to holders of New Units;

"***Distribution Period***" means the period between two consecutive Distribution Record Dates commencing from and including the day next following the first Distribution Record Date to and including the second Distribution Record Date;

"***Distribution Proceeds***" means the cash amount of the final distribution to be paid by the Fund to Unitholders;

"***Distribution Record Date***" means in respect of New Fund, the last day of each calendar month and such other date or dates in any year determined from time to time by the New Fund Trustees;

"***Election Deadline***" means 12:00 noon (Toronto time) on December 23, 2005, or if the meeting is adjourned, such time on the Business Day immediately prior to the date of such adjourned meeting;

"***Eligible Institution***" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signatures Program (MSP);

"***Excluded Assets***" means, collectively, the Distribution Proceeds and the Fund Nominal Amount;

"***Exempt Plans***" means trusts governed by registered retirement savings plans, registered retirement income funds, registered educational savings plans or deferred profit sharing plans which are exempt from tax under Part I of the Tax Act;

"***Extraordinary Resolution***" means a resolution passed as an extraordinary resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the Declaration of Trust at which two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the number of Units then outstanding and passed by affirmative votes of holders of more than $66^2/_3$% of the Units represented at the meeting and voted on a poll upon such resolution;

"***Final Distribution Record Date***" means, in respect of the Fund, December 15, 2005, the record date for the final cash distribution to be made by the Fund;

"***First Stage Disposition***" means the acquisition by Universal LP of all of the Units held by Unitholders in exchange for New Units in accordance with the terms of the Reorganization Agreement;

"***Foremost Business***" means the business conducted by the Operating LPs and, as the context requires, the business to be conducted by the New Operating LPs;

"***Foremost Inc.***" means Foremost Industries Inc., a corporation existing under the laws of the Province of Alberta that is the administrator of the Fund and the general partner of Foremost LP and New Foremost LP;

"***Foremost LP***" means Foremost Industries Limited Partnership, a limited partnership formed under the laws of Alberta of which the Fund and Ventures Trust are the limited partners and Foremost Inc. is the general partner;

"***Foremost LP Assets***" means all of the property, assets and undertaking of Foremost LP of whatsoever nature or kind, present and future, and wheresoever located;

"***Foremost LP Liabilities***" means all of the liabilities and obligations of Foremost LP, whether or not reflected on the books of Foremost LP;

"***Foremost Shares***" means all of the issued and outstanding shares of Foremost Inc.;

"***Fund***" means the Foremost Industries Income Fund, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust;

"***Fund Liabilities***" means all of the liabilities and obligations of the Fund, whether or not reflected on the books of the Fund;

"***Fund Nominal Amount***" means $100;

"***Fund Note***" means the demand promissory note issued by the Fund pursuant to the Reorganization in the principal amount equal to the Tendered Amount;

"***General Partners***" means, collectively, Foremost Inc. and Universal Corp.;

"***Holdings Trust***" means Foremost Holdings Trust, a trust established under the laws of the Province of Alberta;

"***Information Circular***" means this information circular and proxy statement dated November 29, 2005, together with all appendices thereto, distributed to Unitholders by the Fund in connection with the Meeting;

"***Meeting***" means the special meeting of Unitholders to be held on December 28, 2005, and any adjournments thereof, to consider and vote on the Reorganization Resolution and the matters referred to in the Notice of Meeting;

"***New Foremost LP***" means Foremost Industries LP, a limited partnership formed under the laws of the Province of Alberta of which Commercial Trust is the limited partner and Foremost Inc. is the general partner;

"***New Foremost Note***" means the demand promissory note issued by New Foremost LP to Foremost LP pursuant to the Reorganization in a principal amount equal to the fair market value of the Foremost LP Assets less the Foremost LP Liabilities;

"***New Fund***" means Foremost Income Fund, a trust established under the laws of the Province of Alberta pursuant to the New Fund Deed;

"***New Fund Deed***" means the deed of trust dated as of November 12, 2005 between the New Fund Trustees and Craig Bell, as settlor, as amended from time to time and pursuant to which New Fund was established;

"***New Fund Trustees***" means the trustees of New Fund;

"***New Notes***" means, collectively, the New Foremost Note and the New Universal Note;

"***New Operating LPs***" means, collectively, New Foremost LP and New Universal LP and their subsidiaries;

"***New Unit Certificate***" means a certificate representing one or more New Units;

"***New Units***" means the trust units of New Fund;

"***New Universal LP***" means Foremost Universal LP, a limited partnership formed under the laws of the Province of Alberta of which Commercial Trust is the limited partner and Universal Corp. is the general partner;

"***New Universal Note***" means the demand promissory note issued by New Universal LP to Universal LP pursuant to the Reorganization in a principal amount equal to the fair market value of the Universal LP Assets less the Universal LP Liabilities;

"***Non-Resident***" means (i) a Person who is not a resident of Canada for purposes of the Tax Act and (ii) a partnership other than a Canadian Partnership;

"***Notice of Meeting***" means the Notice of Special Meeting which accompanies this Information Circular;

"***Operating LPs***" means Foremost LP and Universal LP and their subsidiaries;

"***Optionholder***" means a holder of Options;

"***Options***" means options to acquire Units granted in accordance with the terms of the Unit Option Plan of the Fund;

"***Person***" means any individual, company, corporation, limited partnership, general partnership, firm, joint venture, syndicate, trust, joint stock company, limited liability corporation, association, bank, pension fund, business trust or other organization, whether or not a legal entity, and any government agency or political subdivision thereof or any other form of entity or organization;

"***Reinvested New Units***" means the additional New Units which may be used by New Fund to distribute its income to Unitholders pursuant to the New Fund Deed;

"***Reorganization***" means the proposed reorganization of the Fund, the Operating LPs and Ventures Trust, as described in this Information Circular;

"***Reorganization Resolution***" means the Extraordinary Resolution to be considered at the Meeting, the full text of which is set out at Appendix A to the Information Circular;

"***Resident***" means a Person who is not a Non-Resident;

"***Second Stage Disposition***" means the distribution of New Units to Unitholders who elect not to participate in the First Stage Disposition, in accordance with the terms of the Reorganization Agreement;

"***Special Voting Unit***" means a special voting unit of New Fund issuable pursuant to the New Fund Deed;

"***Tax Act***" means the *Income Tax Act*, R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

"***Tendered Amount***" shall be determined by multiplying (i) the number of Units acquired by Universal LP as part of the First Stage Disposition by (ii) the Weighted Average Trading Price;

"***Trustees***" means the trustees of the Fund;

"***TSX***" means the Toronto Stock Exchange;

"***Unitholder***"" means the holders of Units and, as the context requires, the holders of New Units;

"***Units***" means the common trust units of the Fund;

"***Universal Corp.***" means Universal Industries (Foremost) Corp., a corporation subsisting under the laws of the Province of Alberta that is the general partner of Universal LP and New Universal LP;

"***Universal LP***" means Foremost Universal Limited Partnership, a limited partnership formed under the laws of the Province of Alberta of which Ventures Trust is the limited partner and Universal Corp. is the general partner;

"***Universal LP Assets***" means all of the property, assets and undertaking of Universal LP of whatsoever nature or kind, present and future, and wheresoever located;

"***Universal LP Liabilities***" means all of the liabilities and obligations of Universal LP, whether or not reflected on the books of Universal LP;

"***Ventures Trust***" means the Foremost Ventures Trust, a trust established under the laws of the Province of Alberta;

"***Ventures Trust Liabilities***" means all of the liabilities and obligations of Ventures Trust, whether or not reflected on the books of Ventures Trust;

"***Ventures Trust Nominal Amount***" means $100;

"***Voting Unitholders***" means, collectively, the Unitholders and the holders of Special Voting Units, if any;

"***VT Notes***" means all of the outstanding promissory notes of Ventures Trust held by the Fund;

"***VT Units***" means the issued and outstanding units of Ventures Trust; and

"***Weighted Average Trading Price***" means the amount determined by dividing (i) the aggregate dollar trading value of all Units traded on the TSX measured over the ten (10) consecutive trading days ending on the third day immediately preceding the Closing Date by (ii) the total number of Units sold on the TSX during such period.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms". In this summary, all dollar amounts are stated in Canadian dollars.

The Meeting

The Meeting will be held in the Main Conference Room at Foremost Inc., 1225 - 64th Avenue N.E., Calgary, Alberta, Canada on Wednesday, December 28, 2005 at 10:00 a.m. (Calgary time) to consider and, if deemed advisable, approve the Reorganization.

Background to the Reorganization

The Trustees and the Administrator continually review all options available to ensure that Unitholder value is being maximized. Since the Minister of Finance announced proposed amendments to the Tax Act on March 23, 2004, the tax treatment of income trusts has been uncertain. The uncertainty increased when the Minister of Finance announced, as part of the release of the 2005 Federal Budget, that the Department of Finance will continue to consult stakeholders on tax issues related to income trusts and other flow-through entities. On September 8, 2005, the Minister of Finance released a consultation paper and requested submissions from stakeholders by December 31, 2005.

On November 23, 2005, the Minister of Finance responded to concerns regarding income trusts and other flow-through entities by announcing a reduction in personal income taxes on dividends. These proposals are not, however, yet in force and it is unclear whether the proposals will survive the next federal election. Earlier proposals had included the levying of a refundable tax on mutual fund trusts and, while the Minister of Finance has stated he does not intend to implement such a tax at this time, it is possible that such a tax may be implemented in the future.

In this uncertain environment, the Trustees and the Administrator are of the view that, by increasing the cost base of the assets used to conduct the Foremost Business for tax purposes through the Reorganization, New Fund will be better positioned to respond to any new tax regime, particularly a less favourable one.

The Reorganization

The purpose of the Reorganization is to effect a reorganization and restructuring of the Fund in a manner that provides equitable treatment among Unitholders and maintains the business and goodwill of the Fund, Ventures Trust and the Operating LPs. The Reorganization will: (i) result in Unitholders becoming holders of New Units of New Fund, which will be a new publicly traded mutual fund trust; (ii) provide for New Fund to become the sole beneficiary of Commercial Trust; (iii) provide for Commercial Trust to become the holder of all of the outstanding shares of Foremost Inc. and Universal Corp., and the sole limited partner of the New Operating LPs; (iv) result in New Foremost LP carrying on the business of Foremost LP; and (v) result in New Universal LP carrying on the business of Universal LP.

Through a number of steps, the New Operating LPs will acquire all of the assets and assume all of the liabilities of the Operating LPs in exchange for New Units with a value equal to the current market capitalization of the Fund. Unitholders will elect or will be deemed to elect either to (i) participate in the First Stage Disposition pursuant to which their Units will be acquired by Universal LP in exchange for New Units on a one-for-one basis; or (ii) participate in the Second Stage Disposition pursuant to which they will receive New Units, again on a one-for-one basis, following the completion of a number of steps. Unitholders who fail to make an election will be deemed to have elected to participate in the Reorganization in accordance with the First Stage Disposition. Non-Residents and Designated Beneficiaries will only be entitled to participate in the First Stage Disposition. The Fund will effectively cease its operations, and Unitholders of the Fund will become Unitholders of New Fund which will indirectly hold all of the former assets of the Fund.

The section of this Information Circular entitled "*The Reorganization – Effect of the Reorganization*" contains diagrams depicting the organizational structure of the Fund prior to the Reorganization and the organizational structure of New Fund upon completion of the Reorganization.

Reasons for the Reorganization

The Trustees unanimously approved proceeding with the Reorganization, and an announcement to this effect was made, on November 10, 2005.

The Trustees, in recommending the Reorganization, believe the Reorganization has the following advantages:

1. it will simplify, somewhat, the organizational and governance structure of the Fund;

2. it will increase the cost for tax purposes of the business assets of the Operating LPs, while there is certainty about tax laws, which may be useful regardless of whether or not the rules regarding taxation of income trusts are modified in the future; and

3. it is expected that the trading liquidity of New Units will be greater than the trading liquidity of the Units (as a result of a potential decrease in the income of the New Fund that needs to be allocated to Unitholders for tax purposes) thereby allowing the New Fund to attract a wider retail investor base beyond the Fund's current concentration in Exempt Plans.

Approval of Unitholders Required for the Reorganization

The Reorganization requires the approval of an Extraordinary Resolution.

Recommendation of the Trustees

The Trustees have unanimously concluded that the Reorganization is in the best interests of the Unitholders and recommends that Unitholders vote in favour of the Reorganization Resolution.

Each of the Trustees and all of the directors and officers of the Administrator intend to vote all of their Units in favour of the Reorganization. Holders of an aggregate of 11,429,607 Units representing approximately 60.4% of the outstanding Units, have indicated their intention to vote all of the Units beneficially owned by them in favour of the Reorganization and all other matters to be considered at the Meeting.

Procedure for Receipt of New Units

To receive New Units for Units immediately on completion of the Reorganization, the enclosed Letter of Transmittal and Election Form (printed on blue paper) must be completed and returned, together with the certificates representing the Units, to the Depository at the address specified in the Letter of Transmittal and Election Form no later than 12:00 noon (Toronto time) on Friday, December 23, 2005 or if the Meeting is adjourned, such time on the Business Day immediately prior to the date of the adjourned Meeting. **Where no election is made, where the election is not properly made or where the Letter of Transmittal and Election Form or the certificates representing the Units are received after the Election Deadline, the depositing Unitholder will be deemed to have elected to participate in the Reorganization in accordance with the First Stage Disposition. A copy of the Letter of Transmittal and Election Form is enclosed with this Information Circular.** See *"Details of the Reorganization – Procedure for Exchange of Units for New Units"*.

Management of the Fund may contact Unitholders who have elected Option 2 prior to the Closing Date to verify their election. Such Unitholders will be permitted to alter their election, if they determine to do so, by notice in writing given to the Fund or the Depository prior to the time of the Meeting.

Unitholders whose Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to arrange for the deposit of Units.

New Fund

New Fund is an unincorporated open-end trust governed by the laws of the Province of Alberta pursuant to the New Fund Deed, which is anticipated to qualify as a mutual fund trust for tax purposes on the Closing Date. New Fund was established for the purposes of indirectly investing in the securities of the New Operating LPs and any other subsidiaries and making distributions to holders of New Units. The holders of New Units will be the sole beneficiaries of New Fund.

New Fund will permit individual holders of New Units to participate in the cash flow from the Foremost Business to the extent such cash flow is distributed by New Fund. Each New Unit will entitle the holder thereof to receive regular cash distributions, which the Fund is now paying on a quarterly basis.

The Trustees and Mr. Gordon M. Wiebe will become the initial New Fund Trustees on the Closing Date. New Fund and its subsidiaries will be managed by the current management of the Administrator.

Stock Exchange Approvals

The TSX has granted conditional listing approval for the listing of the New Units in substitution for the listing of the Units. The conditional listing approval is subject to New Fund fulfilling all of the requirements of the TSX.

Canadian Federal Income Tax Considerations

The Reorganization will generally result in a Unitholder resident in Canada, who has elected, or is deemed to have elected, to participate in the First Stage Disposition, realizing a capital gain (or a capital loss) for Canadian federal income tax purposes equal to the amount by which the fair market value of the New Units received on completion of the First Stage Disposition exceeds (or is less than) the aggregate of such Unitholder's adjusted cost base of the Units held on the Closing Date and any reasonable costs of disposition.

Pursuant to the Reorganization, a Unitholder who has elected to participate in the Second Stage Disposition will be distributed the assets of the Fund, consisting of all the issued and outstanding VT Units, on a *pro rata* basis. As a consequence, Unitholders who have elected to participate in the Second Stage Disposition will be allocated substantially all of the income of the Fund, all of the income of Ventures Trust and will be subject to taxation on such amounts, with the result that such Unitholders will be subject to additional income, as compared to Unitholders who have elected, or are deemed to have elected, to participate in the

First Stage Disposition. All of the assets of Ventures Trust, consisting of New Units and Units, will be distributed to such Unitholders as a distribution of such income. The cost to the Unitholder of the New Units and Units received on such distribution will be equal to the fair market value of the New Units and Units at the time of receipt. **Due, in part, to the additional taxable income which will be realized by Unitholders who elect to participate in the Second Stage Disposition, Unitholders who are considering electing to participate in the Second Stage Disposition are urged to seek independent tax advice.**

It is anticipated that, as a result of the completion of the First Stage Disposition, the Fund will cease to be a mutual fund trust for purposes of the Tax Act as of January 1, 2006. At that time, the Units will cease to be qualified investments for Exempt Plans. In addition, VT Units will not be a qualified investment for Exempt Plans. Adverse tax consequences may apply to an Exempt Plan, or an annuitant thereunder, if the Exempt Plan holds property that is not a qualified investment for the plan. **Consequently, Unitholders who are Exempt Plans will only be permitted to participate in the Reorganization pursuant to the First Stage Disposition.**

In addition, because Ventures Trust will not qualify as a mutual fund trust for purposes of the Tax Act, it will be subject to a special tax under Part XII.2 of the Tax Act if it pays any portion of its "designated income" (within the meaning of the Tax Act) to a Unitholder who is a "designated beneficiary" (within the meaning of the Tax Act). "Designated income" is defined to include, among other things, income from business carried on in Canada and net taxable capital gains from the disposition of taxable Canadian property and will include the share of Ventures Trust in such income which is allocated to it from Universal LP and Foremost LP. The tax imposed under Part XII.2 of the Tax Act is 36% of a trust's designated income. **To avoid the imposition of tax under Part XII.2 of the Tax Act, Unitholders who would be "designated beneficiaries" will only be permitted to participate in the Reorganization pursuant to the First Stage Disposition.** The term "designated beneficiary" is described in Appendix D to the Information Circular and will include any person who is a non-resident of Canada or who is exempt from tax under Part I of the Tax Act pursuant to subsection 149(1) of the Tax Act. The term "designated beneficiary" also includes certain trusts and partnerships, all as described more fully in Appendix D. **Unitholders who wish to participate in the Reorganization pursuant to the Second Stage Disposition will be required to certify that they are not a Person that would constitute a "designated beneficiary" within the meaning of the Tax Act. Prior to making any such certification, Unitholders are urged to seek independent tax advice. Any Unitholder who fails to properly make such certification will be deemed to have elected to participate in the Reorganization pursuant to the First Stage Disposition.**

The Reorganization will generally increase the tax cost to the New Operating LPs of the assets used to conduct the Foremost Business, such that, in future years, to the extent it is decided to utilize such tax pools, the income of the New Fund for tax purposes may be lower than if the Reorganization had not been completed. Holders of New Units who are resident in Canada will generally be required to include in their income the proportionate share of income of the New Fund, to the extent such income is paid or made payable to them. Any amount paid to holders of New Units in excess of their share of the income of the New Fund (subject to certain exceptions) will not be included in income but will reduce the adjusted cost base of their New Units for purposes of computing any capital gain or capital loss from a subsequent disposition thereof.

Generally speaking, Non-Residents who have elected, or are deemed to have elected, to participate in the First Stage Disposition, and whose Units are not taxable Canadian property, will not be required to recognize any gain or loss in respect of the Reorganization but will be subject to withholding tax on distributions from the New Fund, including, pursuant to recent amendments to the Tax Act, potentially on distributions of capital from the New Fund.

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents of Canada and Non-Residents and which relate to the Reorganization, and the above comments are qualified in their entirety by reference to such summary. See "*Details of the Reorganization Canadian Federal Income Tax Considerations*".

Other Tax Considerations

This Information Circular does not address any tax considerations of the Reorganization or of acquiring, holding or disposing of Units and/or New Units other than Canadian federal income tax considerations. Unitholders who are resident in or citizens of jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Reorganization, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning New Units after the Reorganization. Unitholders should also consult their own tax advisors regarding provincial or territorial tax considerations of the Reorganization or of holding New Units.

Selected Pro Forma Financial Information

The following is a summary of selected pro forma financial information for the Foremost Business, which will be indirectly owned by the New Fund following the completion of the Reorganization, for the periods indicated. See Appendix C, "*Information Concerning New Fund, Commercial Trust and the New Operating LPs*".

	Pro Forma Twelve Months Ended December 31, 2004	**Pro Forma Nine Months Ended September 30, 2005**
	(unaudited except per New Unit amounts) ($000's)	(unaudited except per New unit amounts) ($000's)
Revenue	$160,752	$139,906
Net Income	$19,946	$17,376
Earnings per New Unit – Basic	$1.07	$0.92
Earnings per New Unit – Diluted	$1.03	$0.90

Risk Factors

An investment in New Fund and its subsidiaries should be considered highly speculative due to the nature of New Fund's activities. The following is a summary of certain risk factors relating to the activities of New Fund and its subsidiaries and ownership of New Units which prospective investors should carefully consider before making an investment decision relating to the New Units. The risk factors listed below are a summary of risk factors contained elsewhere in this Information Circular, including the information set forth in Appendix C, "*Information Concerning New Fund, Commercial Trust and the New Operating LPs - Risk Factors*".

- environmental health and safety regulation;
- foreign exchange exposure;
- international scope of operations;
- dependence on the energy and mining industries;
- development of new products;
- product liability;
- fixed price contracts;
- competitive environment;

- reliance on key personnel;
- uninsured and underinsured losses;
- source of supply of raw material and third party contracts;
- dependence on business operations;
- non-guaranteed and fluctuating distributions;
- nature of trust units;
- distribution of partnership interests on redemption or termination of New Fund;
- restrictions on potential growth;
- investment eligibility;
- potential conflicts of interest; and
- changes in income tax laws relating to income trusts.

THE REORGANIZATION

Background to and Reasons for the Reorganization

The Trustees and the Administrator continually review all options available to ensure that Unitholder value is being maximized. Since the Minister of Finance announced proposed amendments to the Tax Act on March 23, 2004, the tax treatment of income trusts has been uncertain. The uncertainty increased when the Minister of Finance announced, as part of the release of the 2005 Federal Budget, that the Department of Finance will continue to consult stakeholders on tax issues related to income trusts and other flow-through entities. On September 8, 2005, the Minister of Finance released a consultation paper and requested submissions from stakeholders by December 31, 2005.

On November 23, 2005, the Minister of Finance responded to concerns regarding income trusts and other flow-through entities by announcing a reduction in personal income taxes on dividends. These proposals are not, however, yet in force and it is unclear whether they will survive the next federal election. Earlier proposals had included the levying of a refundable tax on mutual fund trusts and, while the Minister of Finance has stated he does not intend to implement such a tax at this time, it is possible that such a tax may be implemented in the future.

In this uncertain environment, the Trustees and the Administrator are of the view that, by increasing the tax cost base of the assets used to conduct the Foremost Business through the Reorganization, New Fund will be better positioned to respond to any modified tax regime, particularly a less favourable one.

The Trustees unanimously approved proceeding with the Reorganization, and an announcement to this effect was made, on November 10, 2005.

The Trustees, in recommending the Reorganization, believe the Reorganization has the following advantages:

1. it will simplify, somewhat, the organizational and governance structure of the Fund;

2. it will increase the cost for tax purposes of the business assets of the Operating LPs, while there is certainty about tax laws, which may be useful should the rules regarding taxation of income trusts be modified in the future; and

3. it is expected that the trading liquidity of the New Units will be greater than the trading liquidity of the Units (as a result of a potential decrease in the income of the New Fund that needs to be allocated to Unitholders for tax purposes) thereby allowing the New Fund to attract a wider retail investor base beyond its current concentration in Exempt Plans.

This increased tax basis could be useful in at least two ways. Firstly, if adverse changes to the taxation of income trusts make it necessary or advisable to do so, the New Fund could consider another reorganization to an alternative structure, without facing a punitive tax at an entity level. Secondly, the basis in the assets will give the New Fund the ability to claim capital cost allowance and deductions for cumulative eligible capital on its assets for tax purposes, thereby permitting it to potentially allocate more of its distributions to Unitholders as a return of capital, rather than income, or retaining these internally sheltered gains to fund expansion. This will be useful regardless of the potential tax changes relating to income trusts.

Throughout its history, the Fund has allocated more income to its Unitholders than cash, and the Fund has continually communicated to Unitholders that the Units were therefore most appropriate for holding in Exempt Plans.

The ability to depreciate assets more fully and allocate distributions to capital will give the New Fund the ability to become a more "mainstream" fund, appealing to a wider retail investor base. This is expected to have the effect of increasing the trading liquidity of the New Units.

A restructuring pursuant to the Reorganization will also allow New Fund to obtain a more simplified organizational structure that improves the governance processes of New Fund.

Effect of the Reorganization

Unitholders

The Reorganization will result in Unitholders ultimately receiving one New Unit for each Unit held on the Closing Date. At the election of the Unitholder, (i) Units held by such Unitholder will be acquired by Universal LP in exchange for an equivalent number of New Units (the First Stage Disposition) or (ii) following a series of further transactions, a Unitholder will be distributed a number of New Units equal to the number of Units that they own (the Second Stage Disposition).

Optionholders

On November 29, 2005, there were 975,000 Options outstanding. New Fund will assume the obligations of the Fund with respect to the Options. The agreements between the Fund and each Optionholder will be revised to provide that (i) on the Closing Date, the Options granted pursuant to such agreements will become Options to purchase New Units; and (ii) in the event that the closing price of the New Units on the first day that the New Units trade on the TSX is higher than the Closing Price of the Units on the last day that the Units trade on the TSX, the exercise price of the Options will be increased in an amount that is commensurate to the increase in such trading price. The terms of the Options will remain the same in all other respects.

Structure Prior to the Reorganization

The following diagram illustrates the simplified organizational structure of the Fund prior to the Reorganization.


Unitholders
Foremost Holdings Trust
("Holdings Trust")
Foremost Industries
Income Fund
(the "Fund")
Administrator
Board of Trustees
Universal Industries
(Foremost) Corp.
Managing Entity
Foremost Industrires Inc.
(the "Administrator")
Foremost Ventures Trust
("Ventures Trust")
General Partner
(0.1%)
General Partner
(0.1%)
Limited Partnership Interest
(99.9%)
Limited Partnership Interest
(99.9%)
Operating Division
Foremost Universal Limited Partnership
("Universal LP")
Operating Division
Foremost Industries Limited Partnership
("Foremost LP")

Structure Upon Completion of the Reorganization

The following diagram illustrates the simplified organizational structure of New Fund upon completion of the Reorganization.


UNITHOLDERS
Foremost Income Fund
(the "New Fund")
Administrator
Foremost Commercial
Trust
("Commercial Trust")
(100%)
Managing Entity
Foremost Industries Inc.
(the "Administrator")
Limited Partnership Interest
(99.99%)
Limited Partnership Interest
(99.99%)
General Partner
(0.01%)
(100%)
Operating Division
Foremost Universal LP
("New Universal LP")
Universal Industries
(Foremost) Corp.
Operating Division
Foremost Industrires LP
("New Foremost LP")
General Partner
(0.01%)

DETAILS OF THE REORGANIZATION

The following description of the Reorganization is qualified in its entirety by the full text of Appendix A to the Reorganization Agreement which is attached as Appendix B to this Information Circular.

The Reorganization will: (i) result in Unitholders becoming holders of New Units of New Fund, which will be a new publicly traded mutual fund trust; (ii) provide for New Fund to become the sole beneficiary of Commercial Trust; (iii) provide for Commercial Trust to become the holder of all of the outstanding shares of Foremost Inc. and Universal Corp., and the sole limited partner of the New Operating LPs; (iv) result in New Foremost LP carrying on the business of Foremost LP; and (v) result in New Universal LP carrying on the business of Universal LP.

Prior to the Closing Date, the Fund will transfer its 46.953% limited partnership interest in Foremost LP to Ventures Trust in exchange for a demand promissory note payable by Ventures Trust to the Fund in the principal amount equal to the fair market value of the limited partnership interest. Ventures Trust will in turn transfer its 99.953% limited partnership interest in Foremost LP to Universal LP in exchange for a limited partnership interest in Universal LP.

The Reorganization involves the following steps or events set out below, each of which shall occur in the following order:

1. The Declaration of Trust and all other governing or constating documents of the Fund, Ventures Trust, Foremost LP and Universal LP will be amended to the extent necessary or desirable to facilitate the Reorganization.

2. Holdings Trust will transfer the Foremost Shares to Commercial Trust in exchange for a demand promissory note payable by Commercial Trust to Holdings Trust in the principal amount equal to the fair market value of the Foremost Shares.

3. New Foremost LP will acquire all of the Foremost LP Assets and assume all of the Foremost LP Liabilities in consideration of a demand promissory note payable by New Foremost LP to Foremost LP in the principal amount equal to the fair market value of the Foremost LP Assets less the Foremost LP Liabilities (the "New Foremost Note").

4. New Universal LP will acquire all of the Universal LP Assets and assume all of the Universal LP Liabilities in consideration of a demand promissory note payable by New Universal LP to Universal LP in the principal amount equal to the fair market value of the Universal LP Assets less the Universal LP Liabilities (the "New Universal Note").

5. Foremost LP will be wound-up and dissolved and all of its assets (consisting of the New Foremost Note) will be transferred to Universal LP.

6. Universal LP will subscribe for New Units in a number equal to the number of issued and outstanding Units outstanding as of the Closing Date in consideration for the transfer of the New Notes by Universal LP to New Fund.

7. New Fund will transfer the New Notes to Commercial Trust in consideration of a demand promissory note payable by Commercial Trust to New Fund in the principal amount equal to the aggregate principal amounts outstanding under the New Notes the ("Commercial Trust Note").

8. Commercial Trust will transfer the New Foremost Note to New Foremost LP in exchange for a limited partnership interest in New Foremost LP. The New Foremost Note will be cancelled by New Foremost LP.

9. Commercial Trust will transfer the New Universal Note to New Universal LP in exchange for a limited partnership interest in New Universal LP. The New Universal Note will be cancelled by New Universal LP.

10. Each issued and outstanding Unit held by Unitholders, which have elected or have been deemed to have elected to participate in the First Stage Disposition, will be acquired by Universal LP in consideration of the payment of one (1) New Unit for each Unit held.

11. The Fund will acquire all of the Units acquired by Universal LP as part of the First Stage Disposition in exchange for the issuance of a demand promissory note payable by the Fund to Universal LP in the principal amount equal to the Tendered Amount (the "Fund Note"). Units acquired by the Fund will be canceled.

12. Universal LP will be wound-up and dissolved and all of its assets (consisting of New Units which were not transferred to Unitholders as part of the First Stage Disposition and the Fund Note) will be transferred to Ventures Trust.

13. Ventures Trust will subscribe for Units in a number equal to the quotient obtained by dividing the Differential Value by the Weighted Average Trading Price (resulting in a subscription price per Unit equal to the Weighted Average Trading Price) in consideration of a demand promissory note payable by Ventures Trust to the Fund in the principal amount equal to the Differential Value (the "Differential Note").

14. Ventures Trust will repay the principal amount outstanding under the VT Notes and the Differential Note to the Fund by the transfer of the Fund Note to the Fund. The Fund Note, the Differential Note and the VT Notes will be cancelled by the Fund and Ventures Trust.

15. The Fund will distribute all of its assets (consisting of all of the issued and outstanding VT Units), other than the Excluded Assets, to the holders of the remaining Units (the "Remaining Unitholders") on a *pro rata* basis. The VT Units received by Ventures Trust will be cancelled by Ventures Trust.

16. Ventures Trust will pay all of its income to the Remaining Unitholders by distributing all of its assets (consisting of Units acquired by Ventures Trust in exchange for the Differential Note and New Units which were not transferred to Unitholders as part of the First Stage Disposition), other than the Ventures Trust Nominal Amount, to the Remaining Unitholders on a *pro rata* basis as part of the Second Stage Disposition which, in the case of the New Units, shall be completed on the basis of one (1) New Unit for each Unit held by the Remaining Unitholders immediately prior to the time of the Second Stage Disposition.

The Trustees of the Fund and Mr. Gordon M. Wiebe will become the New Fund Trustees on the Closing Date.

Following the Closing Date, the Fund will pay the Distribution Proceeds to Unitholders of record on the Distribution Record Date as the final distribution of the Fund. At some time following the Closing Date and the payment of the final distribution of the Fund, the Fund and Ventures Trust will be wound-up and dissolved. New Fund will assume all of the Fund Liabilities in exchange for the Fund Nominal Amount.

New Fund will also assume all of the Venture Trust Liabilities in exchange for the Ventures Trust Nominal Amount.

New Fund will permit individual holders of New Units to indirectly participate in the cash flow from the Foremost Business to the extent such cash flow is distributed by the New Fund. New Fund will make cash distributions to holders of New Units, which the Fund is now paying on a quarterly basis, from payments made by Commercial Trust to New Fund in respect of principal repayments, if any, and interest received on the Commercial Trust Note, and income distributed from Commercial Trust to New Fund, net of administrative and certain other expenses.

Unitholder Approval

The Reorganization requires the approval of the Unitholders by an Extraordinary Resolution. The text of the Reorganization Resolution to be put forth at the Meeting is attached as Appendix A to this Information Circular.

Procedure for Receipt of New Units

To receive New Units on completion of the Reorganization, the enclosed Letter of Transmittal and Election Form must be completed and returned, together with the certificates representing the Units, to the Depository at the addresses specified in the Letter of Transmittal and Election Form no later than 12:00 noon. (Toronto time) on Friday, December 23, 2005 or, if the Meeting is adjourned, the Business Day immediately prior to the date of the adjourned Meeting. Where no election is made, where the election is not properly made or where the Letter of Transmittal and Election Form or the certificates representing the Units are received after the Election Deadline, the depositing Unitholder will be deemed to have elected to participate in the Reorganization in accordance with the First Stage Disposition. Non-Residents and other Designated Beneficiaries will only be permitted to participate in the Reorganization pursuant to the First Stage Disposition.

Management of the Fund may contact Unitholders who have elected Option 2 prior to the Closing Date to verify their election. Such Unitholders will be permitted to alter their election, if they determine to do so, by notice in writing given to the Fund or the Depository prior to the time of the Meeting.

Unitholders whose Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to arrange for the deposit of Units.

Unitholders are advised that the use of the mail to transmit certificates representing their Units and the Letter of Transmittal and Election Form is at each holder's risk. The Fund recommends that such certificates and documents be delivered by hand to the Depository and a receipt be obtained or that registered mail be used and that proper insurance be obtained.

All signatures on: (i) the Letter of Transmittal and Election Form; and (ii) certificates representing Units must be guaranteed by an Eligible Institution, unless otherwise provided. In order to receive New Units after the Effective Date, Unitholders must submit their certificates to the Depository.

A registered Unitholder who has lost or misplaced his certificates representing Units should complete the Letter of Transmittal and Election Form as fully as possible and forward it, together with an affidavit explaining the loss, to the Depository. The Depository will assist in making arrangements for the necessary documentation (which may include a bonding requirement) for a New Unit Certificate to be issued in accordance with the Reorganization.

New Fund will cause the Depository to send, by first class mail, New Unit Certificates to be issued under the Reorganization that a Unitholder is entitled to receive, to such Unitholder's address as shown on the register of Unitholders of the Fund maintained by the Administrator, only if such Unitholder has delivered and surrendered to the Depository a Letter of Transmittal and Election Form duly completed and executed and such other documents as the Depository may require, including all certificates representing such Unitholder's Units. If the Unitholder indicates that he or she wishes to pick up the New Unit Certificates representing New Units deliverable under the Reorganization, then such New Unit Certificates will be available at the office of the Depository indicated in the Letter of Transmittal and Election Form.

Upon the Reorganization becoming effective and upon issuance by New Fund of the New Unit Certificates to the Depository, each holder of Units who has elected or has been deemed to have elected to participate in the First Stage Disposition will be removed from the Fund's register of Unitholders and, until validly surrendered, the certificate(s) representing the Units held by any such holder of Units will represent only the right to receive, upon such surrender, the New Unit Certificates to be issued under the Reorganization. Upon the Reorganization becoming effective and upon the issuance by New Fund of the New Unit Certificates to the Depository, the Depository will continue to hold the Unit Certificates as agent of the Unitholders who have elected to participate in the Second Stage Disposition until such time, if any, that the Fund is wound-up and dissolved. If a Unitholder fails to deliver and surrender to the Depository all certificates representing such holder's Units, together with a duly completed and executed Letter of Transmittal and Election Form, the consideration owing to such person as a result of the Reorganization and all distributions made with respect to any New Units allotted and issued pursuant to the Reorganization will be held by the Depository in trust for the registered holder thereof until the certificates formerly representing the Units and Letter of Transmittal and Election Form have been received by the Depository. The Depository shall pay and deliver to any such registered holder such distributions to which such Unitholder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the Units and a duly completed and executed Letter of Transmittal and Election Form and such other documents as the Depository may require. **Any certificate formerly representing Units that is not deposited on or before the tenth anniversary of the Closing Date with a duly completed and executed Letter of Transmittal and Election Form and such other documents as the Depository may require shall cease to represent a right or claim of any kind or nature and, subject to the requirements of law with respect to unclaimed property, if applicable, the right of the holder of such Units to receive certificates representing New Units shall be deemed to be surrendered to New Fund or any successor thereof, together with all distributions thereon held for such holder.**

Canadian Federal Income Tax Considerations

In the opinion of Bennett Jones LLP, counsel for the Fund and New Fund ("Counsel"), the following summary, as of the date hereof, fairly describes the principal Canadian federal income tax considerations under the Tax Act which relate to the Reorganization and which are generally applicable to Unitholders, who, for the purposes of the Tax Act and at all relevant times, hold Units, and will hold New Units, as capital property, and neither deal, nor are deemed to deal, otherwise than at arms' length with, and are not affiliated with, the Fund and New Fund. Generally, the Units and New Units will be considered to be capital property to a Unitholder provided such Unitholder does not hold such securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Units or New Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Unitholder that is a "financial institution", a "specified financial institution", or an interest in which would be a "tax shelter investment", all as defined in the Tax Act. In addition, this summary does not address the Canadian federal income tax considerations applicable to

Optionholders pursuant to the Reorganization. Optionholders should contact their own tax advisors for advice having regard to their particular circumstances.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and Counsel's understanding of the current published administrative and assessing policies of the CRA.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Reorganization and does not take into account or anticipate any changes in the law (other than the Proposed Amendments), whether by legislative, governmental or judicial action or changes in the administrative and assessing practices of the CRA. This summary does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular Unitholder, and no representations with respect to the income tax consequences to any Unitholder are made. Consequently, Unitholders are urged to seek independent tax advice in respect of the consequences to them of the Reorganization having regard to their own particular circumstances.

Residents of Canada

First Stage Disposition

Unitholders who have elected, or are deemed to have elected, to participate in the First Stage Disposition will be considered to have disposed of their Units for proceeds equal to the fair market value ("FMV") of the New Units they receive on the completion of the First Stage Disposition. As a result, such Unitholders will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (being the fair market value of the New Units so received) exceed (or are less than) the aggregate of such Unitholder's adjusted cost base of the Units disposed of and any reasonable costs incurred by the Unitholder in connection with the disposition. The taxation of capital gains and capital losses is described below under "*Taxation of Capital Gains and Capital Losses*". The cost to the Unitholder of the New Units received on the First Stage Disposition will be equal to the fair market value of the New Units at the time of receipt.

Second Stage Disposition

It is anticipated that, as a result of the completion of the First Stage Disposition, the Fund will cease to be a mutual fund trust for purposes of the Tax Act as of January 1, 2006. At that time, the Units will cease to be qualified investments for Exempt Plans. In addition, VT Units will not be a qualified investment for Exempt Plans. Adverse tax consequences may apply to an Exempt Plan, or an annuitant thereunder, if the Exempt Plan holds property that is not a qualified investment for the plan. **Consequently, Unitholders who are Exempt Plans will only be permitted to participate in the Reorganization pursuant to the First Stage Disposition.**

In addition, because Ventures Trust will not qualify as a mutual fund trust for purposes of the Tax Act, it will be subject to a special tax under Part XII.2 of the Tax Act if it pays any portion of its "designated income" (within the meaning of the Tax Act) to a Unitholder who is a "designated beneficiary" (within the meaning of the Tax Act). "Designated income" is defined to include, among other things, income from business carried on in Canada and net taxable capital gains from the disposition of taxable Canadian property and will include the share of Ventures Trust in such income which is allocated to it from Universal

LP and Foremost LP. The tax imposed under Part XII.2 of the Tax Act is 36% of a trust's designated income. **To avoid the imposition of tax under Part XII.2 of the Tax Act, Unitholders who are "designated beneficiaries" will only be permitted to participate in the Reorganization pursuant to the First Stage Disposition.** The term "designated beneficiary" is described in Appendix D to the Information Circular and will include any person who is a non-resident of Canada or who is exempt from tax under Part I of the Tax Act pursuant to subsection 149(1) of the Tax Act. The term "designated beneficiary" also includes certain trusts and partnerships, all as described more fully in Appendix D. **Unitholders who wish to participate in the Reorganization pursuant to the Second Stage Disposition will be required to certify that they are not a person that would constitute a "designated beneficiary" within the meaning of the Tax Act. Prior to making any such certification, Unitholders are urged to seek independent tax advice. Any Unitholder who fails to properly make such certification will be deemed to have elected to participate in the Reorganization pursuant to the First Stage Disposition.**

Pursuant to the Reorganization, Unitholders who have elected to participate in the Second Stage Disposition will initially be distributed substantially all of the assets of the Fund (excepting the Excluded Assets), consisting of all the issued and outstanding VT Units, on a *pro rata* basis. The distribution of VT Units in satisfaction of a Unitholder's interest in the income of the Fund will cause the Unitholder to be taxable on the income of the Fund so distributed. The income of Ventures Trust for the 2005 fiscal period will be allocated to the holders of VT Units, and will also be paid by the distribution of Units and New Units to such Unitholders. As a consequence, Unitholders who have elected not to participate in the First Stage Disposition will be allocated substantially all of the income of the Fund and all of the income of Ventures Trust and will be subject to taxation on such amounts. **Such income amounts are anticipated to be relatively large with the result that Unitholders who have elected to participate in the Second Stage Disposition will be subject to additional taxable income, as compared to Unitholders who have elected to, or have been deemed to have elected to, participate in the First Stage Reorganization. Consequently, Unitholders who are considering electing not to participate in the First Stage Disposition are urged to seek independent tax advice in respect of the income allocations from Ventures Trust.**

The cost to the Unitholder of the New Units and Units received on the distribution from Ventures Trust will be equal to the fair market value of the New Units and Units at the time of receipt.

The Reorganization Agreement provides that at some time after Closing, Ventures Trust and the Fund will be wound-up. At that future time, Unitholders who hold VT Units and Units should recognize a capital loss equal to the amount by which their proceeds of disposition received on the wind-up (expected to be nominal) are less than the aggregate of such Unitholder's adjusted cost base of the VT Units or Units disposed of and any reasonable costs of disposition. Counsel can provide no assurance as to when, or if, the Fund or Ventures Trusts will be wound-up.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year must be included in the income of the Unitholder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year is required to be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years to the extent and under the circumstances described in the Tax Act. A Unitholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains. Capital gains realized by a Unitholder who is an individual may give rise to a liability for alternative minimum tax.

Status of New Fund

New Fund qualifies as a "unit trust" as defined in the Tax Act, and this summary assumes that New Fund will also qualify, immediately following the First Stage Disposition, and will continue to qualify thereafter, as a "mutual fund trust" as defined in the Tax Act. In the present context, to qualify as a mutual fund trust, the sole undertaking of New Fund must be the investing of its funds in property (other than real property or interests in real property) and New Fund must comply on a continuous basis with certain requirements relating to the qualification of the New Units for distribution to the public, the number of Unitholders and the dispersal of ownership of New Units. Subject to certain exceptions relating to limiting the holding of taxable Canadian property by New Fund, New Fund may not be reasonably considered to have been established or maintained primarily for the benefit of non-residents of Canada. New Fund has certain restrictions on its activities and its powers and certain restrictions in respect of non-resident Unitholders, such that it is reasonable to expect that these requirements will be satisfied. If New Fund were to not qualify as a mutual fund trust at any particular time, the income tax considerations for New Fund and Unitholders would be materially different in certain respects from those contained herein and New Fund could be liable to pay tax under Part XII.2 of the Tax Act which would have adverse tax consequences for Unitholders who are non-residents or are Exempt Holders.

Counsel has been advised by the New Fund Trustees that New Fund will elect in its income tax return for its first taxation year, within the time limits provided under the Tax Act, to be deemed to be a mutual fund trust from the beginning of New Fund's first taxation year.

Taxation of New Fund

New Fund is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by New Fund in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by New Fund or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of New Fund will end on December 31 of each year.

New Fund will be required to include in its income for each taxation year: (i) all interest that accrues to it on the Commercial Trust Note to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year; (ii) income from Commercial Trust that becomes paid or payable to New Fund in the year; and (iii) any other income earned by New Fund in the taxation year. Provided that appropriate designations are made by Commercial Trust and by New Fund, dividends and capital gains which would otherwise be included in its income will be deemed to have been received by Unitholders and not to have been received by New Fund.

New Fund will generally be entitled to deduct, on an annual basis, reasonable administrative expenses incurred on its ongoing investment activities. New Fund will be entitled to deduct a portion of any costs incurred by it in connection with the issuance of New Units. The amount of such expenses deductible by New Fund in a taxation year is 20% of such issue expenses, pro-rated where New Fund's taxation year is less than 365 days to the extent such expenses were not deductible in a previous taxation year. New Fund may also deduct amounts which become payable by it to Unitholders in the year, to the extent that New Fund has net income for the year after the inclusions and deductions outlined above. Under the New Fund Deed, an amount equal to all of the income of New Fund for each year together with the taxable and non-taxable portion of any capital gains realized by New Fund in the year will be made payable by way of cash distributions to the Unitholders subject to the exceptions described below.

Under New Fund Deed, the income received by New Fund may also be used to finance cash redemptions of New Units. The New Fund Deed also contemplates other situations in which the New Fund may not have sufficient available funds to distribute its income by way of cash distributions. In such circumstances, such income will be payable to Unitholders in the form of additional New Units ("Reinvested New Units"), the distribution of assets of the New Fund or promissory notes of New Fund.

For purposes of the Tax Act, New Fund generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. Counsel has been advised by the New Fund Trustees that, as a result of such deductions and the terms of the New Fund Deed, it is expected that New Fund will not be liable for any material amount of tax under the Tax Act; however, Counsel can provide no assurances in this regard.

Taxation of Commercial Trust

The Commercial Trust will be taxable on its income determined under the Tax Act for each year, including its allocated share of income of New Universal LP and New Foremost LP. In computing its income, the Commercial Trust may deduct amounts payable in such year to its unitholder, New Fund, as well as expenses incurred to earn income from a business or property, provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. The Commercial Trust's taxation year ends on December 31 of each year.

Under the Commercial Trust Deed of Trust, all of the income of the Commercial Trust for each year, together with the taxable and non-taxable portion of any capital gains realized by the Commercial Trust in the year, will generally be paid or made payable in the year to holders of Commercial Trust Units, including New Fund. For purposes of the Tax Act, Counsel has been advised that the Commercial Trust generally intends to deduct in computing its income the full amount available for deduction in the year to the extent of its taxable income for the year otherwise determined. Counsel has been advised by New Fund that New Fund does not expect the Commercial Trust to be liable for any material amount of tax under Part I of the Tax Act. However, Counsel can provide no assurances in this regard.

Taxation of New Universal LP and New Foremost LP

New Universal LP is not subject to tax under the Tax Act. Each partner of New Universal LP, including the Commercial Trust, is required to include in computing the partner's income for a particular taxation year, the partner's share of the income or loss of the partnership for its fiscal year ending in the partner's taxation year end, whether or not any of that income is distributed to the partner in the taxation year. The fiscal year of New Universal LP will end on December 31 of each year. For this purpose, the income or loss of New Universal LP will be computed for each fiscal year as if the partnership were a separate person resident in Canada. In computing the income or loss of New Universal LP, deductions may be claimed in respect of capital cost allowance, eligible capital property, reasonable administrative costs, interest and other expenses incurred by New Universal LP for the purpose of earning income, subject to the relevant provisions of the Tax Act. Counsel can express no opinion with respect to matters of fact, such as the reasonableness of expenses or the amounts of capital cost allowances. The income or loss of New Universal LP for a fiscal year will be allocated to the partners of New Universal LP, including the Commercial Trust, on the basis of their respective share of such income or loss as provided in the partnership agreement for New Universal LP, subject to the detailed rules in the Tax Act in that regard.

If New Universal LP does incur losses for tax purposes, the Commercial Trust will be entitled to deduct in the computation of its income for tax purposes its pro rata share of any net losses for tax purposes of New Universal LP for its fiscal year, to the extent that the Commercial Trust's investment is "at risk" within the meaning of the Tax Act. In general, the amount "at risk" for an investor in a limited partnership for any taxation year will be the adjusted cost base of the investor's partnership interest at the end of the year (computed excluding any unpaid portion of the purchase price payable by the investor for such partnership interest), plus any undistributed income allocated to the limited partner for the year, less any amount owing by the limited partner (or a person with whom the limited partner does not deal at arm's length) and less the amount of any guarantee or indemnity provided to a limited partner against the loss of the limited partner's investment.

New Foremost LP is generally subject to the same rules as apply to New Universal LP.

The Reorganization will generally increase the tax basis to each of New Universal LP and New Foremost LP of their respective business assets, including depreciable capital property and eligible capital property, such that, in future years, each partnership will be entitled to enhanced deductions for capital cost allowance and cumulative eligible capital and the income of the partnership, for tax purposes, which is allocated to its partners, including, Commercial Trust, may be reduced.

Taxation of Unitholders

Income of a Unitholder from the New Units will be considered to be income from property for the purposes of the Tax Act. Any loss of New Fund for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder. A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the New Fund for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested New Units.

Provided that appropriate designations are made by New Fund, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act. Such dividends will be subject, among other things, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act) and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations. In general, net income of New Fund that is designated as taxable dividends from taxable Canadian corporations or as net realized capital gains may increase an individual Unitholder's liability for alternative minimum tax.

The non-taxable portion of net realized capital gains of New Fund that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of New Fund that is paid or payable by New Fund to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount is paid or becomes payable to a Unitholder, other than as proceeds of disposition of New Units or fractions thereof, the adjusted cost base of the New Units held by such Unitholder will be reduced by such amount (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of New Fund, the taxable portion of which was designated by New Fund in respect of the Unitholder). To the extent that the adjusted cost base of a New Unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the New Unit in the year in which the negative amount arises.

The cost to a Unitholder of a New Unit received under the Reorganization will be the fair market value thereof at the time of receipt. Reinvested New Units issued to a Unitholder as a non-cash distribution of income will have a cost equal to the amount of such income. A Unitholder will generally be required to average the cost of all newly acquired New Units with the adjusted cost base of New Units held by the Unitholder in order to determine the adjusted cost base of the Unitholder's New Units at any particular time.

Upon the disposition or deemed disposition by a Unitholder of a New Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less than) the aggregate of the Unitholder's adjusted cost base of the New Unit and any reasonable costs incurred by the Unitholder in connection with the disposition. The taxation of capital gains or capital losses is described above under "*Taxation of Capital Gains and Capital Losses*."

New Fund will be what is known as an "open-end" mutual fund trust. A redemption of New Units in consideration for cash will be a disposition of such New Units for proceeds equal to the amount of such cash, less any portion thereof that is considered to be a distribution out of the income of the Trust. Where New Units are redeemed and any property of New Fund, including promissory notes (the "Notes"), is distributed *in specie* to the Unitholder, the proceeds of disposition to the Unitholder of New Units will be equal to the aggregate of the cash received and the fair market value of the property so distributed, less any portion that is considered to be a distribution of income of New Fund. The use of Notes to redeem New Units may result in a change in the income tax characterization to the Unitholder of distributions. Such a Unitholder will be required to include in income, interest on the Notes (including interest that had accrued to the date of the acquisition of the Notes by the Unitholder) in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Notes, an offsetting deduction will be available. The adjusted cost base of a Note distributed to a Unitholder by New Fund upon a redemption of New Units will be equal to the fair market value of the Note at the time of the distribution less any accrued interest thereon. Unitholders should consult with their own tax advisors as to the consequences of receiving notes on a redemption of New Units. The New Fund Deed provides that any capital gain realized by the Trust on the distribution of Notes to satisfy an in specie redemption of New Units will be allocated to redeeming Unitholders. The taxable portion of such capital gain must be included in the income of the redeeming Unitholder.

Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a New Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by New Fund to the Unitholder except to the extent that a loss on a previous disposition of a New Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of New Units.

A capital gain or loss realized by a Unitholder and the amount of any net taxable capital gains designated by the New Fund in respect of the Unitholder will generally be treated as described above under "*Taxation of Capital Gains and Capital Losses*". Taxable capital gains realized by a Unitholder who is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including income that was paid or payable by New Fund in the relevant taxation year and taxable capital gains arising from a disposition of New Units.

Tax Exempt Unitholders

First Stage Disposition

All Tax Exempt Unitholders will be permitted to participate in the Reorganization only pursuant to the First Stage Disposition.

Second Stage Disposition

It is anticipated that, as a result of the completion of the First Stage Disposition, the Fund will cease to be a mutual fund trust for purposes of the Tax Act as of January 1, 2006. At that time, the Units will cease to be qualified investments for Exempt Plans. In addition, VT Units will not be a qualified investment for Exempt Plans. Adverse tax consequences may apply to an Exempt Plan, or an annuitant thereunder, if the Exempt Plan holds property that is not a qualified investment for the plan. **Consequently, Unitholders who are Exempt Plans will only be permitted to participate in the Reorganization pursuant to the First Stage Disposition.**

In addition, because Ventures Trust will not qualify as a mutual fund trust for purposes of the Tax Act, it will be subject to a special tax under Part XII.2 of the Tax Act if it pays any portion of its "designated income" (within the meaning of the Tax Act) to a Unitholder who is a "designated beneficiary" (within the meaning of the Tax Act). "Designated income" is defined to include, among other things, income from business carried on in Canada and net taxable capital gains from the disposition of taxable Canadian property and will include the share of Ventures Trust in such income which is allocated to it from Foremost Universal Limited Partnership and Foremost Industries Limited Partnership. The tax imposed under Part XII.2 of the Tax Act is 36% of a trust's designated income. **To avoid the imposition of tax under Part XII.2 of the Tax Act, Unitholders who would be "designated beneficiaries", including persons who are exempt from tax pursuant to subsection 149(1) of the Tax Act, will only be permitted to participate in the Reorganization pursuant to the First Stage Disposition. Unitholders who wish to participate in the Reorganization pursuant to the Second Stage Disposition will be required to certify that such Unitholder is not a person that would constitute a "designated beneficiary" within the meaning of the Tax Act. Prior to making any such certification, Unitholders are urged to seek independent tax advice.**

New Fund

Provided that New Fund qualifies as a mutual fund trust, the New Units will be qualified investments under the Tax Act for Exempt Plans. If New Fund ceases to qualify as a mutual fund trust, New Units will cease to be qualified investments for the Exempt Plans. Adverse tax consequences may apply to an Exempt Plan, or an annuitant thereunder, if the Exempt Plan acquires or holds property that is not a qualified investment for the plan.

Exempt Holders that own New Units should consult their own tax advisors before deciding to exercise the redemption rights thereunder. Where an Exempt Plan receives notes as a result of a redemption of New Units, such notes will not be qualified investments for the Exempt Plan under the Tax Act, and this may give rise to adverse consequences to the Exempt Plan or the annuitant thereunder.

The 2005 Federal Budget eliminated the limit in respect of foreign property that may be held by Exempt Plans for months that end after 2004 and subsequent taxation years.

Trusts governed by registered pension plans, pension corporations and other "designated taxpayers" (but excluding Exempt Plans) may be subject to penalty taxes in respect of the holding of New Units under the

Proposed Amendments to the Tax Act announced in March 2004. However, in May 2004, the Minister of Finance (Canada) announced that the implementation of these proposals are suspended pending further consultation with interested parties. This was reiterated by the Minister of Finance (Canada) in September 2004 and in the 2005 Federal Budget. Pending the results of this consultation process, investors who are "designated taxpayers" should consult with their own tax advisors regarding the holding of New Units.

Non-Residents of Canada

This portion of the summary is applicable to a Unitholder who, for the purposes of the Tax Act, and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold the Units and will not use, hold or be deemed to use or hold the New Units in, or in the course of carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

All Non-Resident Holders will be permitted to participate in the Reorganization only pursuant to the First Stage Disposition.

First Stage Disposition

For a Non-Resident Holder who has elected, or is deemed to have elected, to participate in the First Stage Disposition, the receipt of New Units in exchange for Units as a consequence of the First Stage Disposition will not give rise to any tax payable under the Tax Act by such Non-Resident Holder provided that the Units are not "taxable Canadian property" of such Non-Resident Holder, within the meaning of the Tax Act. Units disposed of by a Non-Resident Holder will normally not be taxable Canadian property provided that: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued Units of the Fund at any time during the 60 month period that ends at the time of the disposition; and (ii) the Units are not otherwise deemed to be taxable Canadian property pursuant to the Tax Act. The cost to a Non-Resident Holder of the New Units received on the First Stage Disposition will be equal to the fair market value of the New Units at the time of receipt.

A Non-Resident Holder whose Units constitute taxable Canadian property generally will be required to calculate a capital gain or capital loss on the exchange of Units for New Units in the same manner as described above under the heading "*Residents of Canada*". Such a Non-Resident Holder would also be required to file a Canadian income tax return to report the disposition and, if the disposition results in a capital gain, pay Canadian federal income tax in respect of such capital gain at applicable rates, subject to the provisions of an applicable income tax convention.

Taxation of Unitholders

Where New Fund makes distributions to a Non-Resident Holder, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any income of New Fund which is paid or credited by New Fund to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% at the time such distribution is paid or credited, subject to reduction of such rate under an applicable income tax convention. Under recent amendments to the Tax Act, distributions made to a Non-Resident Holder that are attributable to capital gains realized by New Fund after March 22, 2004 on the disposition by New Fund of taxable Canadian property in circumstances where New Fund has designated such capital gains to Unitholders will also be subject to Canadian withholding tax at a rate of 25% of the amount so distributed. The 25% rate of Canadian withholding tax may be reduced pursuant to the terms of an applicable income tax treaty between Canada and the Non-Resident

Holder's jurisdiction of residence. A Non-Resident Holder who is resident in the United States and who is entitled to claim the benefit of the *Canada-United States Income Tax Convention, 1980* will generally be entitled to have the rate of withholding reduced to 15% of the amount of any such distribution.

Pursuant to recent amendments to the Tax Act, New Fund will also be obligated to withhold at the rate of 15% of all distributions by New Fund to a Non-Resident Holder that are not otherwise subject to Canadian withholding tax or includible in the income of the Non-Resident Holder for the purposes of the Tax Act. The new 15% Canadian withholding tax will only apply if, at the time of the distribution, the New Units are listed on a prescribed stock exchange (which includes the TSX) and more than 50% of the fair market value of the New Units is attributable to real property situated in Canada, Canadian resource property, timber resource property, or any combination thereof. The New Fund Trustees have advised Counsel that they believe such conditions will not be met. If a subsequent disposition of a New Unit results in a capital loss to a Non-Resident Holder, a refund of all or a portion of the new 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return.

A disposition or deemed disposition of a New Unit by a Non-Resident Holder (whether on redemption, by virtue of capital distributions in excess of a Non-Resident Holder's adjusted cost base or otherwise) will not give rise to any tax being payable under the Tax Act by the Non-Resident Holder, provided that the New Units do not constitute "taxable Canadian property" of such Non-Resident Holder, within the meaning of the Tax Act. New Units disposed of by a Non-Resident Holder will normally not be taxable Canadian property provided that: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued New Units at any time during the 60-month period that ends at the time of the disposition; (ii) New Fund is a mutual fund trust at the time of the disposition; and (iii) the New Units are not otherwise deemed to be taxable Canadian property pursuant to the Tax Act. A Non-Resident Holder will generally compute the adjusted cost base of New Units under the same rules as apply to residents of Canada except that capital distributions of the Trust which are subject to the new 15% Canadian withholding tax will not reduce the adjusted cost base of a Non-Resident Holder's New Units. In the event that a Non-Resident Holder's New Units constitute taxable Canadian property, the Non-Resident Holder would be also required to file a Canadian income tax return to report the disposition of New Units, and if the disposition results in a capital gain, pay Canadian federal income tax in respect of such gain at applicable rates, subject to the provisions of an applicable income tax convention. If New Fund is not a mutual fund trust at the date of disposition, a Non-Resident Holder would also be required to comply with the withholding and clearance certificate requirements in accordance with section 116 of the Tax Act.

Interest paid or credited on the Notes to a Non-Resident Holder who receives such Notes on the redemption of New Units or the payment of income of the New Fund will be subject to Canadian withholding tax at a rate of 25%, subject to reduction of such rate under an applicable income tax convention. A Non-Resident Holder who is resident in the United States and who is entitled to claim the benefit of the *Canada-United States Income Tax Convention, 1980* will generally be entitled to have the rate of withholding reduced to 10% of the amount of any such interest.

Unitholders who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Reorganization, including any associated filing requirements, in such jurisdictions.

Interests of Certain Persons in the Reorganization

Trustees of the Fund own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 11,429,607 Units representing approximately 60.4% of the Outstanding Units. Each of the

Trustees has indicated an intention to vote all of the Units owned by them in favour of the Reorganization and all other matters to be considered at the Meeting.

Expenses of the Reorganization

The estimated costs to be incurred by the Fund relating to the Reorganization including, without limitation, accounting and legal fees and the preparation and printing of this Information Circular are expected to aggregate approximately $350,000.

Stock Exchange Approvals

The TSX has granted conditional listing approval for the listing of the New Units in substitution for the listing of the Units. The conditional listing approval is subject to New Fund fulfilling all of the requirements of the TSX.

Securities Law Matters

Canada

The New Units to be issued pursuant to the Reorganization will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws. The first trade of New Units is deemed to be a "distribution" under applicable securities laws and therefore subject to the requirement to file a prospectus. Application will be made to applicable securities regulators to deem the first trade in the New Units not to be a distribution and if the application is granted, the New Units will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may apply by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada.

New Fund will become a "reporting issuer" under applicable securities laws of Alberta, Ontario and Québec on completion of the Reorganization and will apply to become a "reporting issuer" in Nova Scotia, and as such will furnish Unitholders of New Units with consolidated financial statements and such other continuous disclosure documents as are required by applicable securities laws. On completion of the Reorganization, application will be made to declare the Fund to no longer be a "reporting issuer" on the basis that the Units of the Fund will no longer be publicly held.

The Reorganization is a "downstream transaction" for the purposes of Ontario Securities Commission Rule 61-501 *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions* ("Rule 61-501") and is therefore exempt from the requirements relating to business combinations and related party transactions in Rule 61-501. The Fund will make application for an exemption from the corresponding requirement of Regulation Q-27 of the Autorité des marchés financiers du Québec.

The Fund acquired the assets and operations Corlac Industries (1998) Ltd. ("Corlac") on or about July 1, 2004. The Fund has received exemptive relief from applicable securities regulators from the requirement to include in the Information Circular audited statements of income, retained earnings and cash flow for Corlac for the year ended December 31, 2003 and a *pro forma* income statement relating to the combination of the Fund and Corlac and from the requirement to include the results of the assets acquired from Corlac in the consolidated income statement relating to the combination of the Fund and New Fund for the year ended December 31, 2004.

United States

The transactions described herein are subject to various provisions of the United States federal and state securities laws. New Units to be issued under the Reorganization have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state, and such securities will be issued to the Unitholders in the United States in compliance with Rule 802 promulgated under the 1933 Act.

If any Units are "restricted securities" as defined in Rule 144 under the 1933 Act, New Units issued with respect to such securities will also be "restricted securities" and the certificates representing those New Units will bear similar legends. In addition, persons who are "affiliates" of the Fund immediately prior to the Reorganization, or affiliates of the New Fund following the Reorganization, will be subject to certain restrictions on their transfer of New Units. Persons who may be deemed to be affiliates of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. The foregoing discussion is only a general overview of certain requirements of U.S. securities laws applicable to the New Units. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Legal Matters

Certain legal matters relating to the Reorganization are to be passed upon at the Closing by Bennett Jones LLP, on behalf of the Fund. As at November 29, 2005, the partners and associates of Bennett Jones LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units.

INFORMATION CONCERNING THE FUND

The Fund is an unincorporated open-end mutual fund trust established under the laws of the Province of Alberta by the Declaration of Trust. Its Units trade on the TSX and it is a reporting issuer in Alberta, Ontario, Quebec and Nova Scotia. The Fund is managed by the Administrator. The Administrator's head office and registered office are located at 1225 – 64th Avenue N.E., Calgary, Alberta, T2E 8P9.

The Fund has, directly and indirectly, an approximately 100% interest in the Operating LPs which design, manufacture, sell and service heavy all-terrain vehicles, tanks, compression and drilling equipment.

Information in respect of the Fund has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Administrator, 1225 64th Avenue N.E., Calgary, Alberta, T2E 8P9, phone (403) 295-5800 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

The following documents of the Fund, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

1. the Fund's Annual Information Form dated March 31, 2005;

2. the Fund's Proxy Statement, Information Circular and Notice of Meeting dated May 9, 2005;

3. the audited comparative consolidated financial statements of the Fund and the notes thereto as at and for the year ended December 31, 2004, together with the report of the auditors thereon;

4. the audited comparative consolidated financial statements of the Fund and the notes thereto as at and for the year ended December 31, 2003, together with the report of the auditors thereon;

5. the audited consolidated financial statements of the Fund and the notes thereto as at and for the year ended December 31, 2002, together with the report of the auditors thereon;

6. the unaudited comparative consolidated financial statements of the Fund and the notes thereto as at and for the interim period ended September 30, 2005;

7. management's discussion and analysis of the financial results of the Fund for the year ended December 31, 2004 and the interim period ended September 30, 2005; and

8. the material change report of the Fund dated November 21, 2005 relating to the Reorganization.

Any material change reports (excluding confidential reports), comparative interim financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Fund with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to completion of the Reorganization shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or suspended for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

INFORMATION CONCERNING NEW FUND

New Fund is an unincorporated, open-end trust established under the laws of the Province of Alberta pursuant to the New Fund Deed which is expected to qualify as a mutual fund trust for the purposes of the Tax Act. The head office of New Fund is located at 1225 – 64th Avenue N.E., Calgary, Alberta, T2E 8P9.

The Unitholders of New Fund will be the sole beneficiaries of New Fund. New Fund will be managed by the Administrator. Reference is made to Appendix C, *"Information Concerning New Fund, Commercial Trust and the New Operating LPs"* for a more detailed description of New Fund and its securities.

INFORMATION CONCERNING COMMERCIAL TRUST

Commercial Trust is an unincorporated, open-end limited purpose trust established under the laws of the Province of Alberta pursuant to the Commercial Trust Deed. The head office of Commercial Trust is located at 1225 – 64th Avenue N.E., Calgary, Alberta, T2E 8P9.

Upon completion of the Reorganization, Commercial Trust will be wholly-owned by New Fund. See Appendix C *"Information Concerning New Fund, Commercial Trust and the New Operating LPs"* for a more information concerning Commercial Trust.

INFORMATION CONCERNING THE NEW OPERATING LPS

The New Operating LPs were organized in accordance with and are governed by the terms and conditions of their respective limited partnership agreements. The general partner of New Foremost LP is Foremost Inc. and the general partner of New Universal LP is Universal Corp.

Upon completion of the Reorganization, the New Operating LPs will continue to carry on the Foremost Business and will also carry on such other business as their respective general partners determine advisable including temporarily holding cash and short term investments in accordance with a policy from time to time determined by the General Partners.

Upon completion of the Reorganization, Commercial Trust will own a 99.99% partnership interest in each of the New Operating LPs. Each of the respective General Partners will hold the remaining 0.01% partnership interest in each of the New Operating LPs.

The New Operating LPs are in the business of the design, manufacture, sales and service of heavy all-terrain vehicles and drilling equipment for the mineral exploration, waterwell, construction, transportation, energy and environmental industries and the manufacture of shop tanks, field tanks and pressure vessels used within the energy and environmental industries and any other businesses which are related, ancillary or complementary thereto.

Craig Bell, Glen Swail and Pat Breen are the Directors ("Directors") of Foremost Inc. Messrs. Swail and Bell reside in Calgary, Alberta, and Mr. Breen resides in Lloydminster, Alberta. The sole shareholder of Foremost Inc. is Foremost Holdings Trust, a trust established pursuant to a Declaration of Trust dated November 14, 2001. Foremost Inc. employs the employees and consultants that manage and administers Foremost LP's assets and undertakings. See Appendix C *"Information Concerning New Fund, Commercial Trust and the New Operating LPs"* for a more information concerning the New Operating LPs.

Craig Bell, Glen Swail and Pat Breen are also the directors of Universal Corp. The sole shareholder of Universal Corp. is Foremost Inc. Universal Corp. employs the employees and consultants that manage and administer Universal LP's assets and undertakings.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies on behalf of the Fund by the Trustees and by the Administrator, for use at the Meeting. The Meeting will be held at 10:00 a.m. (Calgary time) on Wednesday, December 28, 2005 in the Main Conference Room of the offices of the Administrator, at 1225 – 64th Avenue N.E., Calgary, Alberta for the purposes set out in the Notice of Meeting accompanying this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the Trustees or by officers of the Administrator. The cost of the solicitation of proxies is borne by the Administrator, to be reimbursed by the Fund.

Appointment of Proxies

A form of proxy printed on GREEN paper accompanies this Information Circular for use at the Meeting by holders of Units.

Those Unitholders who wish to be represented at the Meeting by proxy must complete and deliver a proper form of proxy to Computershare Trust Company of Canada either in person or by mail to 9th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1 (a self-addressed envelope is enclosed). In order to be valid, proxies must be received by Computershare by 12:00 noon (Toronto time) on Friday, December 23, 2005, or if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays), prior to the time of the adjourned Meeting.

The document appointing a proxy must be in writing and completed and signed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, Trustees, etc. should so indicate and provide satisfactory evidence of such authority.

The persons named as proxyholders in the enclosed form of proxy, James Grenon and Craig Bell, are, respectively, a Trustee and a Director of the Administrator. A Registered Unitholder desiring to appoint some other person as their representative at the Meeting may do so by either: (i) crossing out the name(s) of the management nominee(s) AND legibly printing the other person's name (who need not be a Unitholder) in the blank space provided in the enclosed form of proxy; or (ii) completing another valid form of proxy. In either case, the completed proxy must be delivered to Computershare at the place and within the time specified above for the deposit of proxies.

The record date for the determination of Unitholders entitled to receive notice of and to vote at the Meeting is November 25, 2005. Only Unitholders whose names have been entered in the register of Unitholders on the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a holder of Units transfers the ownership of any Units after the record date and the transferee of those Units produces properly endorsed certificates relating to such Units or otherwise establishes ownership of such Units and demands, not later than 10 days before the Meeting, to be included in the list of holders of Units eligible to vote at the Meeting, such transferee will be entitled to vote those Units at the Meeting.

Revocation of Proxies

A Unitholder who has given a proxy has the power to revoke it before the proxy is exercised. In addition to revocation in any other manner permitted by law, a Unitholder may revoke the proxy with an instrument in writing signed and delivered to Computershare at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or deposited with the chairman of the Meeting on the date of the Meeting, or any adjournment thereof, prior to the commencement of the Meeting. The document used to revoke a proxy must be in writing, completed and signed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or duly authorized attorney thereof. As well, a Unitholder who has given a proxy may attend the Meeting in person (or where the Unitholder is a corporation, its authorized representative may attend), revoke the proxy (by indicating such intention to the chairman of the Meeting before the proxy is exercised) and vote in person (or abstain from voting).

Exercise of Discretion with Respect to Proxies

Units represented by the enclosed proxy will be voted on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such Units will be voted FOR the resolutions referred to in the proxy. If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. As at the date of this Information Circular, neither the Trustees nor the Administrator are aware of any amendments or variations or other matters to come before the Meeting.

Information for Beneficial Holders of Units

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Units in their own names. Unitholders who do not hold their Units in their own names (referred to below as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Fund as the registered holders of Units can be recognized and acted upon at the Meeting.

If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Units will not be registered under the name of the broker or an agent of a broker. In Canada, a number of Units are registered under the names of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) or other nominees. Units held by brokers or their nominees can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Beneficial Unitholder. Without specific instructions, brokers/nominees are prohibited from voting Units on behalf of their clients. The Trustees do not know for whose benefit the Units registered in the names of CDS & Co. or other nominees are held. Therefore, Beneficial Unitholders cannot be recognized at the Meeting for the purpose of voting their Units in person or by way of proxy.

Applicable regulatory policies require intermediaries and brokers to seek voting instructions from Beneficial Unitholders in advance of meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting. Often the form of proxy supplied to a Beneficial Unitholder by its broker is identical to that provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corp. ("IICC"). IICC typically applies a special sticker to the proxy forms or alternatively, prepares a separate "voting instruction" form, mails those forms to the Beneficial Unitholders and asks Unitholders to return to IICC the proxy or voting instruction forms. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at the Meeting. A Beneficial Unitholder receiving a proxy with an IICC sticker on it, or a voting instruction form, cannot use that proxy or form to vote Units directly at the Meeting. Instead, the proxy or form must be returned to IICC well in advance of the Meeting in order to have the Units voted.

If you are a Beneficial Unitholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

VOTING OF UNITS AND PRINCIPAL HOLDERS

Voting of Units

The Unitholders are the sole beneficiaries of the Fund. On a show of hands, every Unitholder present in person or represented by proxy (and entitled to vote) has one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each New Unit held. All votes on the Extraordinary Resolution will be conducted by a poll and no demand for a poll is required. Unitholders of record as of the close of business on November 25, 2005 (the "Record Date") are entitled to receive notice of and vote at the Meeting. As of the Record Date, there were 18,916,438 issued and outstanding Units.

Holders of Units transferred subsequent to the date of this Information Circular and prior to the date of the Meeting are also entitled to attend and vote at the Meeting. If a Unitholder has transferred the ownership of any of his, her or its Units after the Record Date and the transferee of those Units produces properly endorsed certificates or otherwise establishes that he, she or it owns the Units and demands, not later than 10 days before the Meeting, that his, her or its name be included in the list before the Meeting, then the transferee shall be entitled to vote such Units at the Meeting.

Principal Holder of Units

As of the date of this Information Circular and to the best of the knowledge of the Trustees and the Directors of the Administrator, the only person or corporation that beneficially owns, directly or indirectly, or exercises direction or control over more than 10% of the voting rights attached to the issued and outstanding Units is Mr. James T. Grenon who, through his own personal holdings, holds a total of 11,077,827 Units representing approximately 58.6% of all issued and outstanding Units. The Trustees have no knowledge as to the other unitholdings of beneficial Unitholders held by CDS & Co.

EXECUTIVE COMPENSATION

Compensation of the New Trustees & Directors of the Administrator

New Fund has no direct employees or officers. The New Fund Trustees may be paid such remuneration for their services as the New Fund Trustees may from time to time determine. The New Fund Trustees are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the New Fund Trustees or any committee thereof or in connection with their services as Trustees. Remuneration for the New Fund Trustees has been set at $15,000 per year per New Fund Trustee plus $300 per hour per meeting (1 hour minimum) or associated activity related to Fund business.

No remuneration will be paid to any of the Directors of the Administrator.

MATTERS TO BE CONSIDERED AT THE MEETING

The Reorganization

The Reorganization requires approval by Extraordinary Resolution. The full text of the Reorganization Resolution to be put forward at the Meeting is attached as Appendix A to this Information Circular.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Trustees know of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the

Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

AUDITORS' CONSENTS

Collins Barrow LLP Consent

We have read the Information Circular and Proxy Statement dated November 29, 2005 (the "Circular") relating to the reorganization of Foremost Industries Income Fund (the "Fund"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the unitholders of the Fund on the balance sheet of the Fund as at December 31, 2002 and the statements of income and unitholders' equity and cash flows for the year then ended. Our report is dated February 28, 2003.

Calgary, Alberta
November 29, 2005

(signed) "Collins Barrow Calgary LLP"
Chartered Accountants

Grant Thornton LLP Consent

We have read the information circular and proxy statement (the "Circular") dated November 29, 2005 with respect to certain special business including a proposed reorganization involving Foremost Industries Income Fund (the "Fund"), Foremost Holdings Trust, Foremost Ventures Trust, Foremost Industries Limited Partnership, Foremost Income Fund, Foremost Commercial Trust, Foremost Industries LP, Foremost Universal LP, and Unitholders of Foremost Industries Income Fund. We have complied with Canadian generally accepted standards for an auditor's involvement with an offering document.

We consent to the use in the Circular of our report to the Trustees of Foremost Income Fund on the consolidated balance sheet of New Fund as at November 12, 2005. Our report is dated November 28, 2005.

We consent to the incorporation by reference in the Circular of our report to the Unitholders of the Fund on the consolidated balance sheet of the Fund as at December 31, 2004 and 2003 and the consolidated statements of earnings, deficit and cash flows for each of the years then ended. Our report is dated March 30, 2005.

We consent to the incorporation by reference in the Circular of our report to the Unitholders of the Fund on the consolidated balance sheet of the Fund as at December 31, 2003 and the consolidated statement of income and equity, and cash flows for the year the ended. Our report is dated February 27, 2004.

Calgary, Alberta
November 29, 2005

(signed) "Grant Thornton LLP"
Chartered Accountants

APPENDIX A

REORGANIZATION RESOLUTION

REORGANIZATION RESOLUTION

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1. the Reorganization of the Fund substantially as described in the Information Circular and Proxy Statement which accompanies the Notice of Special Meeting dated November 29, 2005 (the "Information Circular") and upon the terms and conditions set out in the Reorganization Agreement attached as Appendix B to the Information Circular is hereby authorized and approved;

2. the Reorganization Agreement attached as Appendix B to the Information Circular and dated November 29, 2005 among the Fund, Ventures Trust, Holdings Trust, Foremost LP, Universal LP, New Fund, Commercial Trust, New Foremost LP and New Universal LP, is hereby confirmed, ratified and approved together with such amendments or variations thereto made in accordance with the terms of the Reorganization Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations;

3. the Amended and Restated Declaration of Trust of the Fund and other constating and/or governing documents of the Fund and its subsidiaries be amended to the extent necessary to permit the completion of the transactions contemplated in the Reorganization Agreement;

4. any Trustee of the Fund and any officer of the Administrator be and is hereby authorized and directed to execute and deliver on behalf of the Fund and its subsidiaries all such documents, agreements and instruments and to do or cause to be done all such other acts and things as in the opinion of such Trustee or officer may be necessary or desirable in order to implement the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing;

5. notwithstanding that this resolution has been duly passed, the Trustees of the Fund may, in their sole and absolute discretion, without further notice to or approval of the holders of Units, subject to the terms of the Reorganization, amend or terminate the Reorganization Agreement or revoke this resolution at any time prior to the Closing Date of the Reorganization;

6. all capitalized terms not otherwise defined in this Extraordinary Resolution have the meaning ascribed thereto in the Information Circular.

APPENDIX B

REORGANIZATION AGREEMENT

REORGANIZATION AGREEMENT

THIS REORGANIZATION AGREEMENT made the 29th day of November, 2005.

AMONG:

FOREMOST INDUSTRIES INCOME FUND, a trust settled pursuant to the laws of the Province of Alberta (the "**Fund**")

- and -

FOREMOST VENTURES TRUST, a trust settled pursuant to the laws of the Province of Alberta ("**Ventures Trust**")

- and -

FOREMOST HOLDINGS TRUST, a trust settled pursuant to the laws of the Province of Alberta ("**Holdings Trust**")

- and -

FOREMOST INDUSTRIES LIMITED PARTNERSHIP, a limited partnership formed under the laws of the Province of Alberta ("**Foremost LP**")

- and -

FOREMOST UNIVERSAL LIMITED PARTNERSHIP, a limited partnership formed under the laws of the Province of Alberta ("**Universal LP**")

- and -

FOREMOST INCOME FUND, a trust settled pursuant to the laws of the Province of Alberta ("**New Fund**")

- and -

FOREMOST COMMERCIAL TRUST, a trust settled pursuant to the laws of the Province of Alberta ("**Commercial Trust**")

- and -

FOREMOST INDUSTRIES LP, a limited partnership formed under the laws of the Province of Alberta (the "**New Foremost LP**")

- and -

FOREMOST UNIVERSAL LP, a limited partnership formed under the laws of the Province of Alberta ("**New Universal LP**")

WHEREAS the Fund wishes to reorganize its business and affairs by indirectly transferring all of its assets and operations (including the assets and operations of its subsidiaries) to New Fund and its subsidiaries;

AND WHEREAS the proposed reorganization of the Fund will result in Fund Unitholders receiving one New Unit for each Unit held;

NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including Appendix A hereto, the following terms have the following meanings:

(a) "**Acquisition Proposal**" means a bid or offer to acquire 50% or more of the outstanding equity securities of the Fund or any proposal, offer or agreement for a merger, amalgamation, Reorganization, reorganization or similar transaction or other business combination involving the Fund or any proposal, offer or agreement to acquire all or substantially all of its assets other than in connection with the transactions contemplated by this Agreement;

(b) "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this Reorganization Agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(c) "**Alternative Proposal**" has the meaning given to it in Section 6.3;

(d) "**Business Day**" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

(e) "**Closing Date**" means December 28, 2005, or such other date as may be agreed to by the parties hereunder;

(f) "**CT Units**" means the trust units of Commercial Trust;

(g) "**Declaration**" means the Amended and Restated Declaration of Trust dated June 8, 2005 between James T. Grennon, Roy Allen and Bruce Maclennan, as Trustees and Ken Rogers, as initial Unitholder, establishing and governing the business and affairs of the Fund;

(h) "**Depository**" means Computershare Investor Services Inc.;

(i) "**Differential Note**" has the meaning given to it in subsection 2.1(m) of Appendix A;

(j) **"Differential Value"** shall equal the difference between (i) the aggregate principal amount outstanding under the Fund Note and (ii) the aggregate principal amount outstanding under the VT Notes;

(k) **"Distribution Proceeds"** means the cash amount of the final distribution to be paid by the Fund to Unitholders;

(l) **"Distribution Record Date"** means December 15, 2005, the record date for the final cash distribution to be made by the Fund;

(m) **"Excluded Assets"** means, collectively, the Distribution Proceeds and the Fund Nominal Amount;

(n) **"Extraordinary Resolution"** means the extraordinary resolution of the Unitholders to approve the Reorganization to be presented to Unitholders at the Meeting;

(o) **"First Stage Disposition"** has the meaning given to it in Section 3.1 of Appendix A;

(p) **"Foremost Inc."** means Foremost Industries Inc., a corporation validly existing under the laws of the Province of Alberta;

(q) **"Foremost LP Assets"** means all of the property, assets and undertaking of Foremost LP of whatsoever nature or kind, present and future, and wheresoever located;

(r) **"Foremost LP Liabilities"** means all of the liabilities and obligations of Foremost LP, whether or not reflected on the books of Foremost LP;

(s) **"Foremost Shares"** means all of the issued and outstanding shares of Foremost Inc.;

(t) **"Fund Liabilities"** means all of the liabilities and obligations of the Fund, whether or not reflected on the books of the Fund;

(u) **"Fund Nominal Amount"** means $100;

(v) **"Fund Note"** has the meaning given to it in subsection 2.1(k) of Appendix A;

(w) **"Information Circular"** means the management information circular to be prepared by the Fund and forwarded as part of the proxy solicitation materials to Unitholders in respect of the Meeting;

(x) **"Initial New Unit"** mean the initial New Unit issued by New Fund to the Fund;

(y) **"Meeting"** means the special meeting of Unitholders to be held to consider the Reorganization, and any adjournments thereof;

(z) **"New Foremost Note"** has the meaning given to it to subsection 2.1(c) of Appendix A;

(aa) **"New Fund Trustee"** means a trustee of New Fund;

(bb) **"New Notes"** means, collectively, the New Foremost Note and the New Universal Note;

(cc) **"New Units"** means the trust units of New Fund;

(dd) "**New Universal Note**" has the meaning given to it to subsection 2.1(d) of Appendix A;

(ee) "**Non-Resident**" means: (i) a Person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for purposes of the Tax Act;

(ff) "**Options**" means the outstanding options, whether or not vested, to acquire Units granted in accordance with the terms of the Unit Option Plan of the Fund;

(gg) "**Person**" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

(hh) "**Remaining Unitholders**" has the meaning given to it in subsection 2.1(q) of Appendix A;

(ii) "**Reorganization**" means the reorganization of the business and affairs of the Fund by the indirect transfer of all of the assets and operations of the subsidiaries of the Fund to New Fund in the manner set forth in **Appendix A**;

(jj) "**Second Stage Disposition**" has the meaning given to it in Section 3.1 of Appendix A;

(kk) "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1. (5th Supp.), as amended, including the regulations promulgated thereunder;

(ll) "**Tendered Amount**" shall be determined by multiplying (i) the number of Units acquired by Universal LP as part of the First Stage Disposition by (ii) the Weighted Average Trading Price;

(mm) "**Trustee**" means a trustee of the Fund;

(nn) "**TSX**" means the Toronto Stock Exchange;

(oo) "**Unitholders**" means the holders of Units;

(pp) "**Units**" means the trust units of the Fund;

(qq) "**Universal Corp.**" means Universal Industries (Foremost) Corp., a corporation validly existing under the laws of the Province of Alberta;

(rr) "**Universal LP Assets**" means all of the property, assets and undertaking of Universal LP of whatsoever nature or kind, present and future, and wheresoever located;

(ss) "**Universal LP Liabilities**" means all of the liabilities and obligations of Universal LP, whether or not reflected on the books of Universal LP;

(tt) "**Ventures Trust Liabilities**" means all of the liabilities and obligations of Ventures Trust, whether or not reflected on the books of Ventures Trust;

(uu) "**Ventures Trust Nominal Amount**" means $100;

(vv) "**VT Notes**" means all of the outstanding promissory notes of Ventures Trust held by the Fund;

(ww) "**VT Units**" means the trust units of Ventures Trust; and

(xx) "**Weighted Average Trading Price**" shall be determined by dividing: (i) the aggregate dollar trading value of all Units traded on the TSX measured over the ten (10) consecutive trading days ending on the third date immediately preceding the Closing Date by (ii) the total number of Units sold on such stock exchange during such period.

1.2 General

(a) All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

(b) The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(c) Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

(d) Appendix A hereto is incorporated into and forms an integral part of this Agreement.

(e) Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing Persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities and other entities.

(f) In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

(g) This Agreement, together with Appendix A, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof. This Agreement is not intended to confer upon any other Person any rights or remedies hereunder.

(h) This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable in the Province of Alberta and shall be treated in all respects as an Alberta contract.

(i) "Designated Beneficiary" has the meaning assigned by proposed subsection 210(1) of the Tax Act.

ARTICLE 2
COVENANTS

2.1 Covenants of the Fund

The Fund covenants and agrees that it will:

(a) take all reasonable action necessary to give effect to the transactions contemplated by this Agreement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) solicit proxies to be voted at the Meeting in favor of the Extraordinary Resolution and prepare, in consultation and cooperation with New Fund and in form and substance satisfactory to New Fund, acting reasonably, proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, applicable corporate and securities laws, and file and distribute the same to the Unitholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(d) convene the Meeting and conduct the Meeting as required by law;

(e) until the Closing Date, allow New Fund and its representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, books, records, agreements and commitments of the Fund and provide all such information concerning the Fund as New Fund may reasonably request;

(f) until the Closing Date, conduct its operations in the ordinary and normal course of business and in accordance with applicable laws;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Closing Date;

(h) until the Closing Date, except as specifically provided for hereunder, not alter or amend its governing documents as the same exist at the date of this Agreement without the prior consent of New Fund, such consent not to be unreasonably withheld;

(i) until the Closing Date, except pursuant to the exercise of outstanding Options in accordance with their respective terms as disclosed in the Information Circular, not issue any additional Units or other securities;

(j) until the Closing Date, not issue or enter into any agreement or agreements to issue or grant options, warrants or rights to purchase any of its Units or other securities except as disclosed in or contemplated by the Information Circular; and

(k) prior to the Closing Date, make application to list the New Units on the TSX on a substitutional listing basis.

2.2 Covenants of Ventures Trust

Ventures Trust covenants and agrees that it will:

(a) take all reasonable action necessary to give effect to the transactions contemplated by this Agreement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) until the Closing Date, allow New Fund and its representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, books, records, agreements and commitments of Ventures Trust and provide all such information concerning Ventures Trust as New Fund may reasonably request;

(d) until the Closing Date, conduct its operations in the ordinary and normal course of business and in accordance with applicable laws;

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Closing Date; and

(f) until the Closing Date, except as specifically provided for hereunder, not alter or amend its governing documents as the same exist at the date of this Agreement without the prior consent of New Fund, such consent not to be unreasonably withheld.

2.3 Covenants of Holdings Trust

Holdings Trust covenants and agrees that it will:

(a) take all reasonable action necessary to give effect to the transactions contemplated by this Agreement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) until the Closing Date, allow New Fund and its representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, books, records, agreements and commitments of Ventures Trust and provide all such information concerning Ventures Trust as New Fund may reasonably request;

(d) until the Closing Date, conduct its operations in the ordinary and normal course of business and in accordance with applicable laws; and

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Closing Date.

S.

2.4 Covenants of Foremost LP

Foremost LP covenants and agrees that it will:

(a) take all reasonable action necessary to give effect to the transactions contemplated by this Agreement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) until the Closing Date, allow New Fund and New Foremost LP and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, books, records, agreements and commitments of Foremost LP and provide all such information concerning Foremost LP as New Fund and New Foremost LP may reasonably request;

(d) until the Closing Date, conduct its operations in the ordinary and normal course of business and in accordance with applicable laws;

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Closing Date; and

(f) until the Closing Date, except as specifically provided for hereunder, not alter or amend its governing documents as the same exist at the date of this Agreement without the prior consent of New Fund and New Foremost LP, such consent not to be unreasonably withheld.

2.5 Covenants of Universal LP

Universal LP covenants and agrees that it will:

(a) take all reasonable action necessary to give effect to the transactions contemplated by this Agreement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) until the Closing Date, allow New Fund and New Universal LP and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, books, records, agreements and commitments of Universal LP and provide all such information concerning Universal LP as New Fund and New Universal LP may reasonably request;

(d) until the Closing Date, conduct its operations in the ordinary and normal course of business and in accordance with applicable laws;

S

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Closing Date;

(f) until the Closing Date, except as specifically provided for hereunder, not alter or amend its governing documents as the same exist at the date of this Agreement without the prior consent of New Fund and New Universal LP, such consent not to be unreasonably withheld;

2.6 Covenants of New Fund

New Fund covenants and agrees that it will:

(a) take all reasonable action necessary to give effect to the transactions contemplated by this Agreement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) until the Closing Date, not carry on any business or effect any act whatsoever other than as contemplated herein or in the Information Circular;

(d) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Closing Date;

(e) until the Closing Date, except as specifically provided for hereunder, not alter or amend its governing documents as the same exist at the date of this Agreement without the prior consent of the Fund, such consent not to be unreasonably withheld;

(f) until the Closing Date, not disclose to any Person, other than the New Trustees and its professional advisors any confidential information relating to the Fund or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known;

(g) prior to the Closing Date, cooperate with the Fund in making the application to list the New Units on the TSX on a substitutional listing basis;

(h) on the Closing Date, issue the New Units in accordance with the Reorganization; and

(i) immediately following the completion of the Reorganization, cause the initial New Trustees to appoint Messrs. Roy H. Allen, Bruce J. Maclennan and Gordon M. Wiebe as additional New Trustees.

2.7 Covenants of Commercial Trust

Commercial Trust covenants and agrees that it will:

(a) take all reasonable action necessary to give effect to the transactions contemplated by this Agreement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) until the Closing Date, not carry on any business or effect any act whatsoever other than as contemplated herein or in the Information Circular;

(d) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Closing Date;

(e) until the Closing Date, not alter or amend its governing documents as the same exist at the date of this Agreement without the prior consent of New Fund, such consent not to be unreasonably withheld;

(f) until the Closing Date, not disclose to any Person, other than the New Trustees and its professional advisors any confidential information relating to the Fund or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known; and

(g) immediately following the completion of the Reorganization, cause the initial trustees to appoint Messrs. Roy H. Allen, Bruce J. Maclennan and Gordon M. Wiebe as additional trustees of the Commercial Trust.

2.8 Covenants of New Foremost LP

New Foremost LP covenants and agrees that it will:

(a) take all reasonable action necessary to give effect to the transactions contemplated by this Agreement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) until the Closing Date, not carry on any business or effect any act whatsoever other than as contemplated herein or in the Information Circular;

(d) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Closing Date; and

(e) until the Closing Date, not alter or amend its governing documents as the same exist at the date of this Agreement without the prior consent of the Fund, such consent not to be unreasonably withheld; and

(f) until the Closing Date, not disclose to any Person, other than the New Trustees and its professional advisors any confidential information relating to the Fund or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known.

2.9 Covenants of New Universal LP

New Universal LP covenants and agrees that it will:

(a) take all reasonable action necessary to give effect to the transactions contemplated by this Agreement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) until the Closing Date, not carry on any business or effect any act whatsoever other than as contemplated herein or in the Information Circular;

(d) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Closing Date;

(e) until the Closing Date, not alter or amend its governing documents as the same exist at the date of this Agreement without the prior consent of the Fund, such consent not to be unreasonably withheld; and

(f) until the Closing Date, not disclose to any Person, other than the New Trustees and its professional advisors any confidential information relating to the Fund or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Fund

The Fund represents and warrants to and in favor of New Trust, Commercial Trust, New Foremost LP and New Universal LP as follows, and acknowledges that New Trust, Commercial Trust, New Foremost LP and New Universal LP are relying upon such representations and warranties:

(a) the Fund is a trust duly settled and validly existing under the laws of the Province of Alberta and has the power and capacity, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of the Fund consists of an unlimited number of Units and 30,000 preferred units, of which 18,916,438 Units and no preferred units are issued and outstanding as at the date hereof; and all of such issued and outstanding Units are fully paid and non-assessable;

(c) as of the date hereof, the Fund is the owner, with good title thereto, of:

(i) as limited partner, a 46.953% partnership interest in Foremost LP; and

(ii) all of the issued and outstanding trust units of Ventures Trust;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

  (i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Fund;

  (ii) except as previously disclosed in writing to New Fund, do not, and will not as of the Closing Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which the Fund is a party or by which it is bound and which is material to the Fund or to which any material property of the Fund is subject, or result in the creation of any encumbrance upon any of the assets of the Fund under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

  (iii) do not, and will not as of the Closing Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to the Fund, the breach of which would have a material adverse effect on the Fund;

(e) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of the Fund, contemplated or threatened against or affecting the Fund in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator or instrumentality of any kind, nor, to the knowledge of the Fund, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the Trustees and this Agreement constitutes a valid and binding obligation of the Fund enforceable in accordance with its terms; and

(g) neither the Fund, Ventures Trust, Foremost LP, Universal LP, Foremost Inc. nor Universal Corp. is under any obligation, contractual or otherwise, to issue any securities, except pursuant to the exercise of outstanding Options as disclosed to New Fund;

(h) the Declaration relating to the creation of the Fund presented to New Fund is a true and complete copy and remains unamended;

(i) the Fund is a reporting issuer or the equivalent in the Provinces of Alberta, Ontario, Quebec and Nova Scotia, to the best of its knowledge, is not in default of any requirement of securities and corporate laws, regulations, rules, orders, notices and policies;

(j) as of the dates as of which the information is given, such information set forth in the Information Circular regarding the Fund shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse changes to such information to the date hereof; and

(k) as of the date hereof, the Trustees have determined unanimously:

(i) that the Reorganization is fair to Unitholders and is in the best interests of the Fund; and

(ii) to recommend that Unitholders vote in favour of the Reorganization.

3.2 Representations and Warranties of Ventures Trust

Ventures Trust represents and warrants to and in favor of New Fund, Commercial Trust, New Foremost LP and New Universal LP as follows, and acknowledges that New Fund, Commercial Trust, New Foremost LP and New Universal LP are relying upon such representations and warranties:

(a) Ventures Trust is a trust duly settled and validly existing under the laws of the Province of Alberta and has the power and capacity, to enter into this Agreement, and to perform its obligations hereunder;

(b) Ventures Trust presently has 10 outstanding trust units which are held by Foremost Inc. as Administrator of, and for and on behalf of, the Fund;

(c) as of the date hereof, Ventures Trust is the owner, with good title thereto, of:

(i) as limited partner, a 53% partnership interest in Foremost LP; and

(ii) as a limited partner, a 99.9% partnership interest in Universal LP;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of Ventures Trust;

(ii) except as previously disclosed in writing to New Fund, do not, and will not as of the Closing Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Ventures Trust is a party or by which it is bound and which is material to Ventures Trust or to which any material property of Ventures Trust is subject, or result in the creation of any encumbrance upon any of the assets of Ventures Trust under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Closing Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Ventures Trust, the breach of which would have a material adverse effect on Ventures Trust;

(e) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Ventures Trust, contemplated or threatened against or affecting Ventures Trust in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator or instrumentality of any kind, nor, to the knowledge of Ventures Trust, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the trustees of Ventures Trust and this Agreement constitutes a valid and binding obligation of Ventures Trust enforceable in accordance with its terms; and

(g) the Deed of Trust dated effective December 17, 2002 between James T. Grenon, Roy Allen and Bruce Maclennan the initial trustees and Ken Rogers, the settlor, relating to the creation of Ventures Trust presented to New Fund is a true and complete copy and remains unamended.

3.3 Representations and Warranties of Holdings Trust

Holdings Trust represents and warrants to and in favor of New Fund, Commercial Trust, New Foremost LP and New Universal LP as follows, and acknowledges that New Fund, Commercial Trust, New Foremost LP and New Universal LP are relying upon such representations and warranties:

(a) Holdings Trust is a trust duly settled and validly existing under the laws of the Province of Alberta and has the power and capacity, to enter into this Agreement, and to perform its obligations hereunder;

(b) as of the date hereof, Holdings Trust is the owner, with good title thereto, of all of the issued and outstanding shares of Foremost Inc.;

(c) as of the date hereof, Foremost Inc. is the owner, with good title thereto, of all of the issued and outstanding shares of Universal Corp.;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of Holdings Trust;

(ii) except as previously disclosed in writing to New Fund, do not, and will not as of the Closing Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Holdings Trust is a party or by which it is bound and which is material to Holdings Trust or to which any material property of Holdings Trust is subject, or result in the creation of any encumbrance upon any of the assets of Holdings Trust under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Closing Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment



or decree applicable and known to Holdings Trust, the breach of which would have a material adverse effect on Holdings Trust;

(e) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Holdings Trust, contemplated or threatened against or affecting Holdings Trust in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator or instrumentality of any kind, nor, to the knowledge of Holdings Trust, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the trustees of Holdings Trust and this Agreement constitutes a valid and binding obligation of Holdings Trust enforceable in accordance with its terms.

3.4 Representations and Warranties of Foremost LP

Foremost LP represents and warrants to and in favor of New Fund, Commercial Trust, New Foremost LP and New Universal LP, as follows, and acknowledges that New Fund, Commercial Trust, New Foremost LP and New Universal LP are relying upon such representations and warranties:

(a) Foremost LP is a limited partnership duly formed and validly existing under the laws of the Province of Alberta and has the power and capacity to enter into this Agreement and to perform its obligations hereunder;

(b) Foremost LP presently has three (3) partners:

(i) Foremost Inc., as general partner, with a 0.047% partnership interest in Foremost LP;

(ii) Ventures Trust, as limited partner, with a 53% partnership interest in Foremost LP; and

(iii) the Fund, as limited partner, with a 46.953% partnership interest in Foremost LP;

(c) as of the date hereof, Foremost LP is the owner, with good title thereto, of all of the issued and outstanding shares of Foremost Holdings, Inc. and 958499 Alberta Ltd.;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of Foremost LP;

(ii) except as previously disclosed to the New Fund, do not, and will not as of the Closing Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Foremost LP is a party or by which it is bound and which is material to Foremost LP or to which any material property of Foremost LP is subject, or result in the creation of any encumbrance upon any of the assets of Foremost LP under any such agreement,

6

instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Closing Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Foremost LP, the breach of which would have a material adverse effect on Foremost LP;

(e) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Foremost LP, contemplated or threatened against or affecting Foremost LP in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator or instrumentality of any kind, nor, to the knowledge of Foremost LP, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Foremost Inc. as general partner for and on behalf of Foremost LP and this Agreement constitutes a valid and binding obligation of Foremost LP enforceable in accordance with its terms; and

(g) the Limited Partnership Agreement dated effective December 27, 2001 between Foremost Inc. and 849192 Alberta Ltd., as amended, relating to the creation of Foremost LP presented to New Fund and New Foremost LP is a true and complete copy.

3.5 Representations and Warranties of Universal LP

Universal LP represents and warrants to and in favor of New Fund, Commercial Trust, New Foremost LP and New Universal LP, as follows, and acknowledges that New Fund, Commercial Trust, New Foremost LP and New Universal LP are relying upon such representations and warranties:

(a) Universal LP is a limited partnership duly formed and validly existing under the laws of the Province of Alberta and has the power and capacity to enter into this Agreement and to perform its obligations hereunder;

(b) Universal LP presently has two (2) partners:

(i) Universal Corp., as general partner, with a 0.1% partnership interest in Universal LP; and

(ii) Ventures Trust, as limited partner, with a 99.9% partnership interest in Universal LP;

(c) as of the date hereof, Universal LP is the owner, with good title thereto, of:

(i) as limited partner, a 99.98% partnership interest in the Stettlor Universal Limited Partnership; and

(ii) all of the issued and outstanding shares of Wilco Industries Inc., De-In Industries Ltd. and Peace Land Fabricating and Supply Ltd.;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby;

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of Universal LP;

(ii) except as previously disclosed to the New Fund, do not, and will not as of the Closing Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Universal LP is a party or by which it is bound and which is material to Universal LP or to which any material property of Universal LP is subject, or result in the creation of any encumbrance upon any of the assets of Universal LP under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Closing Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Universal LP, the breach of which would have a material adverse effect on Universal LP;

(e) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Universal LP, contemplated or threatened against or affecting Universal LP in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator or instrumentality of any kind, nor, to the knowledge of Universal LP, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Universal Corp. as general partner for and on behalf of Universal LP and this Agreement constitutes a valid and binding obligation of Universal LP enforceable in accordance with its terms; and

(g) the Limited Partnership Agreement dated effective September 18, 2003 between Ventures Trust and Universal Corp. relating to the creation of Universal LP presented to New Fund and New Universal LP is a true and complete copy and remains unamended.

3.6 Representations and Warranties of the New Fund

New Fund represents and warrants to and in favor of the Fund, Ventures Trust, Holdings Trust, Foremost LP and Universal LP as follows, and acknowledges that the Fund, Ventures Trust, Holdings Trust, Foremost LP and Universal LP are relying upon such representations and warranties:

(a) New Fund is a trust duly settled and validly existing under the laws of the Province of Alberta and has the power and capacity, to enter into this Agreement, and to perform its obligations hereunder;

(b) New Fund presently has one (1) outstanding New Unit which is held by the Fund;

6

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of New Fund;

(ii) except as previously disclosed in writing to the Fund, do not, and will not as of the Closing Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which New Fund is a party or by which it is bound and which is material to New Fund or to which any material property of New Fund is subject, or result in the creation of any encumbrance upon any of the assets of the New Fund under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Closing Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to New Fund, the breach of which would have a material adverse effect on New Fund;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of New Fund, contemplated or threatened against or affecting New Fund in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of New Fund, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the New Trustees and this Agreement constitutes a valid and binding obligation of New Fund enforceable in accordance with its terms;

(f) except as contemplated by this Agreement, New Fund is under no obligation, contractual or otherwise, to issue any New Units or other securities;

(g) the Deed of Trust dated November 12, 2005 between the New Trustees and the settlor relating to the creation of New Fund presented to the Fund is a true and complete copy and remains unamended; and

(h) New Fund has not carried on any business since it was settled other than as provided for herein or as contemplated in the Deed of Trust referred to in subparagraph (g) above.

3.7 Representations and Warranties of Commercial Trust

Commercial Trust represents and warrants to and in favor of Fund, Ventures Trust, Holdings Trust, Foremost LP and Universal LP as follows, and acknowledges that Fund, Ventures Trust, Holdings Trust, Foremost LP and Universal LP are relying upon such representations and warranties:

(a) Commercial Trust is a trust duly settled and validly existing under the laws of the Province of Alberta and has the power and capacity, to enter into this Agreement, and to perform its obligations hereunder;

(b) Commercial Trust presently has one outstanding trust unit which is held by New Fund;

(c) as of the date hereof, Commercial Trust is the owner, with good title thereto, of:

(i) as a limited partner, a 99.99% partnership interest in New Foremost LP; and

(ii) as a limited partner, a 99.99% partnership interest in New Universal LP;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of Commercial Trust;

(ii) except as previously disclosed in writing to New Fund, do not, and will not as of the Closing Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Commercial Trust is a party or by which it is bound and which is material to Commercial Trust or to which any material property of Commercial Trust is subject, or result in the creation of any encumbrance upon any of the assets of Commercial Trust under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Closing Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Commercial Trust, the breach of which would have a material adverse effect on Commercial Trust;

(e) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Commercial Trust, contemplated or threatened against or affecting Commercial Trust in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator or instrumentality of any kind, nor, to the knowledge of Commercial Trust, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the trustees of Commercial Trust and this Agreement constitutes a valid and binding obligation of Commercial Trust enforceable in accordance with its terms; and

(g) the Deed of Trust dated effective November 29, 2005 between the initial trustees and the settlor relating to the creation of Commercial Trust presented to the Fund is a true and complete copy and remains unamended.

(h) Commercial Trust has not carried on any business since it was settled other than as provided for herein or as contemplated in the Deed of Trust referred to in subparagraph (g) above.

3.8 Representations and Warranties of New Foremost LP

New Foremost LP represents and warrants to and in favor of the Fund, Ventures Trust, Holdings Trust, Foremost LP and Universal LP, as follows, and acknowledges that the Fund, Ventures Trust, Holdings Trust, Foremost LP and Universal LP are relying upon such representations and warranties:

(a) New Foremost LP is a limited partnership duly formed and validly existing under the laws of the Province of Alberta and has the power and capacity to enter into this Agreement and to perform its obligations hereunder;

(b) New Foremost LP presently has two (2) partners:

(i) Foremost Inc., as general partner, with a 0.01% partnership interest in New Foremost LP; and

(ii) Commercial Trust, as limited partner, with a 99.99% partnership interest in New Foremost LP;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of New Foremost LP;

(ii) except as previously disclosed to the Fund, do not, and will not as of the Closing Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which New Foremost LP is a party or by which it is bound and which is material to New Foremost LP or to which any material property of New Foremost LP is subject, or result in the creation of any encumbrance upon any of the assets of New Foremost LP under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Closing Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to New Foremost LP, the breach of which would have a material adverse effect on New Foremost LP;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of New Foremost LP, contemplated or threatened against or affecting New Foremost LP in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator or instrumentality of any kind, nor, to the knowledge of New Foremost LP, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Foremost Inc. as general partner for and on behalf of New Foremost LP and this Agreement constitutes a valid and binding obligation of New Foremost LP enforceable in accordance with its terms; and

(f) the Limited Partnership Agreement dated effective November 29, 2005 between Foremost Inc. and Commercial Trust relating to the creation of New Foremost LP presented to the Fund is a true and complete copy and remains unamended; and

(g) New Foremost LP has not carried on any business since it was established other than as provided for herein or as contemplated in the Limited Partnership Agreement referred to in subparagraph (f) above.

3.9 Representations and Warranties of New Universal LP

New Universal LP represents and warrants to and in favor of the Fund, Ventures Trust, Holdings Trust, Foremost LP and Universal LP, as follows, and acknowledges that the Fund, Ventures Trust, Holdings Trust, Foremost LP and Universal LP are relying upon such representations and warranties:

(a) New Universal LP is a limited partnership duly formed and validly existing under the laws of the Province of Alberta and has the power and capacity to enter into this Agreement and to perform its obligations hereunder;

(b) Universal LP presently has two (2) partners:

(i) Universal Corp., as general partner, with a 0.01% partnership interest in Universal LP; and

(ii) Commercial Trust, as limited partner, with a 99.99% partnership interest in Universal LP;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of New Universal LP;

(ii) except as previously disclosed to the Fund, do not, and will not as of the Closing Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which New Universal LP is a party or by which it is bound and which is material to New Universal LP or to which any material property of New Universal LP is subject, or result in the creation of any encumbrance upon any of the assets of New Universal LP under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Closing Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to New Universal LP, the breach of which would have a material adverse effect on New Universal LP;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of New Universal LP, contemplated or threatened against or affecting New Universal LP in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator or instrumentality of any kind, nor, to the knowledge of New Universal LP, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Universal Corp. as general partner for and on behalf of New Universal LP and this Agreement constitutes a valid and binding obligation of New Universal LP enforceable in accordance with its terms;

(f) the Limited Partnership Agreement dated effective November 29, 2005 between Universal Corp. and Commercial Trust relating to the creation of New Universal LP presented to the Fund is a true and complete copy and remains unamended; and

(g) New Universal LP has not carried on any business since it was settled other than as provided for herein or as contemplated in the Limited Partnership Agreement referred to in subparagraph (f) above.

ARTICLE 4
CONDITIONS PRECEDENT

4.1 Mutual Conditions Precedent

The respective obligations of the Fund, Ventures Trust, Holdings Trust, Foremost LP, Universal LP, New Fund, Commercial Trust, New Foremost LP and New Universal LP to complete the transactions contemplated by this Agreement shall be subject to the fulfillment or satisfaction, on or before the Closing Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a) the assumption by New Fund of the obligations of the Fund with respect to the Options and the revision of the agreements between the Fund and each holder of Options to provide that on the Closing Date, the Options granted pursuant to such agreements will become Options to purchase New Units, all in a manner satisfactory to the parties hereto;

(b) the Extraordinary Resolution being approved at the Meeting by not less than $66^2/_3$% of the votes by the Unitholders in accordance with any applicable regulatory requirements;

(c) the transfer by the Fund of its 46.953% limited partnership interest in Foremost LP to Ventures Trust in exchange for a demand promissory note payable by Ventures Trust to the Fund in the principal amount equal to the fair market value of the limited partnership interest;

(d) following the transfer of the limited partnership interest in Foremost LP in the manner set forth in subparagraph (c) above, the transfer by Ventures Trust of its 99.953% limited partnership interest in Foremost LP to Universal LP in exchange for a limited partnership interest in Universal LP;

(e) the Reorganization becoming effective on or before December 30, 2005 or such later date as the parties may agree;

(f) there being no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order, which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, and there not being in force any order or decree of any such entity:

   (i) making illegal or otherwise directly or indirectly restraining, enjoining or prohibiting the Reorganization or any other transactions contemplated herein; or

   (ii) resulting in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(g) all necessary third party and regulatory consents, approvals and authorizations with respect to the transactions contemplated hereby being completed or obtained, including, without limitation, approvals from the principal lenders of the Fund, Ventures Trust, Foremost LP and Universal LP; and

(h) the approval of the TSX to the conditional substitutional listing of the New Units to be issued pursuant to the Reorganization being obtained, subject only to the filing of required documents.

4.2 Additional Conditions to Obligations of the Fund, Ventures Trust, Holdings Trust, Foremost LP and Universal LP

In addition to the conditions contained in Section 4.1, the obligation of the Fund, Ventures Trust, Holdings Trust, Foremost LP and Universal LP to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Closing Date, of each of the following conditions, any of which may be waived by the Fund, Ventures Trust, Holdings Trust, Foremost LP and Universal LP without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of New Fund, Commercial Trust, New Foremost LP and New Universal LP to be performed or complied with on or before the Closing Date pursuant to the terms of this Agreement being duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of New Fund, Commercial Trust, New Foremost LP and

New Universal LP contained in Article 3 being true in all material respects with the same effect as if made at and as of the Closing Date; and

(c) the Trustees not having determined in their sole and absolute discretion that to proceed with the Reorganization would not be in the best interests of Unitholders.

4.3 Additional Conditions to Obligations of New Fund, Commercial Trust, New Foremost LP and New Universal LP

In addition to the conditions contained in Section 4.1, the obligation of New Fund, Commercial Trust, New Foremost LP and New Universal LP to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived by New Fund, Commercial Trust, New Foremost LP and New Universal LP without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of the Fund, Ventures Trust, Holdings Trust, Foremost LP and Universal LP to be performed or complied with on or before the Closing Date pursuant to the terms of this Agreement being duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of the Fund, Ventures Trust, Holdings Trust, Foremost LP and Universal LP contained in Article 3 being true in all material respects on the Closing Date, with the same effect as if made at and as of such date;

(c) the Trustees having made, and not having modified or amended, in any respect, an affirmative recommendation that the Unitholders approve the reorganization; and

(d) prior to the Closing Date, there shall have been no material adverse change in the affairs, operations, final condition or business of the Fund, Ventures Trust, Holdings Trust, Foremost LP and Universal LP (on a consolidated basis).

ARTICLE 5
NOTICES

5.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally, and in the case of:

(a) the Fund, addressed to:

300, 509 – 8th Avenue S.W.
Calgary, Alberta
T2P 1G1

Attention: Trustees

(b) Ventures Trust, addressed to:

300, 509 – 8th Avenue S.W.
Calgary, Alberta
T2P 1G1

Attention: Trustees

(c) Holdings Trust, addressed to:

300, 509 – 8th Avenue S.W.
Calgary, Alberta
T2P 1G1

Attention: Trustees

(d) Foremost LP, addressed care of Foremost Inc. to:

300, 509 – 8th Avenue S.W.
Calgary, Alberta
T2P 1G1

Attention: President

(e) Universal LP, addressed care of Universal Corp. to:

300, 509 – 8th Avenue S.W.
Calgary, Alberta
T2P 1G1

Attention: President

(f) New Fund, addressed to:

300, 509 – 8th Avenue S.W.
Calgary, Alberta
T2P 1G1

Attention: Trustees

(g) Commercial Trust, addressed to:

300, 509 – 8th Avenue S.W.
Calgary, Alberta
T2P 1G1

Attention: Trustees

(h) New Foremost LP, addressed care of Foremost Inc. to:

300, 509 – 8th Avenue S.W.
Calgary, Alberta
T2P 1G1

Attention: President

(i) New Universal LP, addressed care of Universal Corp. to:

300, 509 – 8th Avenue S.W.
Calgary, Alberta
T2P 1G1

Attention: President

ARTICLE 6
AMENDMENT

6.1 Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto; and

(c) waive compliance with or modify any of the covenants or conditions herein contained and waive or modify performance of any of the obligations of the parties hereto.

6.2 Termination

This Agreement shall be terminated in each of the following circumstances:

(a) if the Reorganization is not approved by the Unitholders in accordance with all applicable corporate and securities law requirements on or before December 30, 2005 unless such date is otherwise extended by agreement among all of the parties hereto;

(b) if the Fund has determined to accept or proceed with an Alternative Proposal, as defined in Section 6.3 hereof;

(c) by agreement to terminate if executed and delivered by all parties; or

(d) upon any other circumstances hereunder that give rise to a termination of this Agreement by the Fund, Ventures Trust, Holdings Trust, Foremost LP, Universal LP, New Fund, Commercial Trust, New Foremost LP an New Universal LP including as set forth in Sections 4.1, 4.2 and 4.3.

6.3 Exclusivity

Nothing contained in this Agreement shall prevent the Trustees from considering, negotiating, approving, recommending to the Unitholders or entering into an agreement in respect of an unsolicited, *bona fide* Acquisition Proposal (collectively, an "**Alternative Proposal**") in respect of which the Trustees determine in good faith that they are required to do so in order to properly discharge their fiduciary duties.

ARTICLE 7
GENERAL

7.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2 Expenses

The Fund shall pay all expenses in connection with the preparation and execution of this Agreement and the completion of the transactions contemplated hereby or incidental hereto in the event of the successful implementation of the Reorganization pursuant to the terms of this Agreement.

7.3 No Assignment

The parties may not assign their rights or obligations under this Agreement.

7.4 Equitable Remedies

All covenants herein as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may not be ordered.

7.5 Survival of Representations and Warranties

The representations and warranties contained herein shall survive until the Closing Date and shall expire and be terminated and extinguished at and from the Closing Date Time and no party shall have any liability or further obligations to any party hereunder in respect of such representations or warranties thereafter.

7.6 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.7 Time of Essence

Time shall be of the essence.

7.8 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.9 Execution in Counterparts

This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be affected by facsimile transmission.

7.10 Waiver

No waiver by any party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

7.11 Liability of the Fund

The parties hereto acknowledge that where a Trustee is signing on behalf of the Fund he is entering into this Agreement solely on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon such Trustee or any holder of Units and that any recourse against the Trustee, the Fund or any holder of Units in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Assets (as defined in the Declaration of the Fund, as amended from time to time).

7.12 Liability of Ventures Trust

The parties hereto acknowledge that where a trustee is signing on behalf of Ventures Trust he is entering into this Agreement solely on behalf of Ventures Trust and the obligations of Ventures Trust hereunder shall not be personally binding upon such trustee or any holder of trust units of Ventures Trust and that any recourse against the trustee, Ventures Trust or any holder of trust units of Ventures Trust in any manner in respect of any indebtedness, obligation or liability of Ventures Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Assets (as defined in the Deed of Trust of Ventures Trust as amended from time to time).

7.13 Liability of New Fund

The parties hereto acknowledge that where a New Trustee is signing on behalf of New Fund he is entering into this Agreement solely on behalf of New Fund and the obligations of New Fund hereunder shall not be personally binding upon such New Trustee or any holder of New Units and that any recourse against the New Trustee, New Fund or any holder of New Units in any manner in respect of any indebtedness, obligation or liability of New Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Fund Assets (as defined in the Deed of Trust of New Fund as amended from time to time).

7.14 Liability of Commercial Trust

The parties hereto acknowledge that where a trustee is signing on behalf of Commercial Trust he is entering into this Agreement solely on behalf of Commercial Trust and the obligations of Commercial Trust hereunder shall not be personally binding upon such trustee or any holder of trust units of Commercial Trust and that any recourse against the trustee, Commercial Trust or any holder of trust units of Commercial Trust in any manner in respect of any indebtedness, obligation or liability of Commercial Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Assets (as defined in the Deed of Trust of Commercial Trust as amended from time to time).

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

FOREMOST INDUSTRIES INCOME FUND, by its **TRUSTEE**

Per: *"James T. Grenon"*

FOREMOST VENTURES TRUST, by its **TRUSTEE**

Per: *"James T. Grenon"*

FOREMOST INDUSTRIES LIMITED PARTNERSHIP by its general partner, **FOREMOST INDUSTRIES INC.**

Per: *"Glen Swail"*

FOREMOST UNIVERSAL LIMITED PARTNERSHIP by its general partner, **UNIVERSAL INDUSTRIES (FOREMOST) CORP.**

Per: *"Glen Swail"*

FOREMOST INCOME FUND, by its **TRUSTEE**

Per: *"James T. Grenon"*

FOREMOST COMMERCIAL TRUST, by its **TRUSTEE**

Per: *"James T. Grenon"*

FOREMOST HOLDINGS TRUST, by its **TRUSTEE**

Per: *"Deb Nickerson"*

FOREMOST INDUSTRIES LP by its general partner, **FOREMOST INDUSTRIES INC.**

Per: *"Craig Bell"*

FOREMOST UNIVERSAL LP by its general partner, **UNIVERSAL INDUSTRIES (FOREMOST) CORP.**

Per: *"Craig Bell"*

APPENDIX A

To that Reorganization Agreement made
the 29th day of November, 2005 among
Foremost Industries Income Fund, Foremost Ventures Trust, Foremost Holdings Trust, Foremost Industries Limited Partnership, Foremost Universal Limited Partnership, Foremost Income Fund, Foremost Commercial Trust, Foremost Industries LP and Foremost Universal LP

ARTICLE 1
PURPOSE AND EFFECT OF THE REORGANIZATION

1.1 The following is only intended to be a general statement of the purpose of the Reorganization and is qualified in its entirety by the specific provisions set forth in Article 3 below:

> The purpose of the Reorganization is to effect a reorganization and restructuring of the Fund in a manner that provides equitable treatment among Unitholders and maintains the business and goodwill of the Fund, Ventures Trust, Foremost LP and Universal LP. The reorganization will: (i) result in Unitholders becoming holders of New Units of New Fund, which will be a publicly traded mutual fund trust; (ii) provide for New Fund to become the sole beneficiary of Commercial Trust; (iii) provide for Commercial Trust to become the owner of all of the issued and outstanding shares of Foremost Inc. and Universal Corp. and the sole limited partner of New Foremost LP and New Universal LP, with an approximately 99.99% interest in each of New Foremost LP and New Universal LP; (iv) provide for Foremost Inc. to become the sole general partner of New Foremost LP, with a 0.01% interest in New Foremost LP; (v) provide for Universal Corp. to become the sole general partner of New Universal LP, with a 0.01% interest in New Universal LP; (vi) result in New Foremost LP carrying on the business of Foremost LP; and (vii) result in New Universal LP carrying on the business of Universal LP.

ARTICLE 2
REORGANIZATION

2.1 On the Closing Date, subject to the satisfaction or waiver of all of the conditions precedent set forth in Article 4 of the Agreement, the parties agree that each of the events set out below shall occur in the following order and at the times specified:

(a) Effective 11:00 a.m. on the Closing Date, the Declaration and all other governing or constating documents of the Fund, Ventures Trust, Foremost LP and Universal LP will be amended to the extent necessary or desirable to facilitate the Reorganization.

(b) Effective 11:15 a.m. on the Closing Date, Holdings Trust will transfer the Foremost Shares to Commercial Trust in exchange for a demand promissory note payable by Commercial Trust to Holdings Trust in the principal amount equal to the fair market value of the Foremost Shares.

(c) Effective 11:30 a.m. on the Closing Date, New Foremost LP will acquire all of the Foremost LP Assets and assume all of the Foremost LP Liabilities in consideration of a demand promissory note payable by New Foremost LP to Foremost LP in the principal amount equal to the fair market value of the Foremost LP Assets less the Foremost LP Liabilities (the "New Foremost Note").

(d) Effective 11:45 a.m. on the Closing Date, New Universal LP will acquire all of the Universal LP Assets and assume all of the Universal LP Liabilities in consideration of a demand promissory note payable by New Universal LP to Universal LP in the principal amount equal to the fair market value of the Universal LP Assets less the Universal LP Liabilities (the "New Universal Note").

(e) Effective 12:00 p.m. on the Closing Date, Foremost LP will be wound-up and dissolved and all of its assets (consisting of the New Foremost Note) will be transferred to Universal LP.

(f) Effective 12:30 p.m. on the Closing Date, Universal LP will subscribe for New Units in a number equal to the number of issued and outstanding Units as at the Closing Date in consideration for the transfer of the New Notes by Universal LP to New Fund.

(g) Effective 12:45 p.m. on the Closing Date, New Fund will transfer the New Notes to Commercial Trust in consideration of a demand promissory note payable by Commercial Trust to New Fund in the principal amount equal to the aggregate principal amounts outstanding under the New Notes (the "Commercial Trust Note").

(h) Effective 12:00 p.m. on the Closing Date, Commercial Trust will transfer the New Foremost Note to New Foremost LP in exchange for a limited partnership interest in New Foremost LP. An election pursuant to subsection 97(2) of the Tax Act will be filed by the parties in respect of such transfer, having an elected amount equal to the principal amount outstanding under the New Foremost Note. The New Foremost Note will be cancelled by New Foremost LP.

(i) Effective 12:30 p.m. on the Closing Date, Commercial Trust will transfer the New Universal Note to New Universal LP in exchange for a limited partnership interest in New Universal LP. An election pursuant to subsection 97(2) of the Tax Act will be filed by the parties in respect of such transfer, having an elected amount equal to the principal amount outstanding under the New Universal Note. The New Universal Note will be cancelled by New Universal LP.

(j) Effective 1:00 p.m. on the Closing Date, each issued and outstanding Unit held by Unitholders, which have elected or deemed to have elected to participate in the First Stage Disposition as described in section 3.1 below, will be acquired by Universal LP in consideration of the payment of one (1) New Unit for each Unit held.

(k) Effective 1:30 p.m. on the Closing Date, the Fund will purchase all of the Units acquired by Universal LP as part of the First Stage Disposition in exchange for the issuance of a demand promissory note payable by the Fund to Universal LP in the principal amount equal to the Tendered Amount (the "Fund Note"). Units acquired by the Fund will be canceled.

(l) Effective 1:45 p.m. on the Closing Date, Universal LP will be wound-up and dissolved and all of its assets (consisting of New Units which were not transferred to Unitholders as part of the First Stage Disposition and the Fund Note) will be transferred to Ventures Trust.

(m) Effective 2:15 p.m. on the Closing Date, Ventures Trust will subscribe for Units in a number equal to the quotient obtained by dividing the Differential Value by the Weighted Average Trading Price (resulting in a subscription price per Unit equal to the Weighted Average Trading Price) in consideration of a demand promissory note payable by Ventures Trust to the Fund in the principal amount equal to the Differential Value (the "Differential Note").

(n) Effective 2:30 p.m. on the Closing Date, Ventures Trust will repay the principal amount outstanding under the VT Notes and the Differential Note to the Fund by the transfer of the Fund Note to the Fund. The Fund Note, the Differential Note and the VT Notes will be cancelled.

(o) Effective 3:00 p.m. on the Closing Date, the Fund will distribute all of its assets (consisting of all of the issued and outstanding VT Units), other than the Excluded Assets, to the holders of the remaining Units (the "Remaining Unitholders") on a *pro rata* basis. The VT Units received by Ventures Trust will be cancelled by Ventures Trust.

(p) Effective 5:00 p.m. on the Closing Date, Ventures Trust will pay all of its income to the Remaining Unitholders by distributing all of its assets (consisting of Units acquired by Ventures Trust in exchange for the Differential Note and New Units which were not transferred to Unitholders as part of the First Stage Disposition), other than the Ventures Trust Nominal Amount, to the Remaining Unitholders on a *pro rata* basis as part of the Second Stage Disposition which, in the case of the New Units, shall be completed on the basis of one (1) New Unit for each Unit held by the Remaining Unitholders immediately prior to the time of the Second Stage Disposition.

2.2 Following the Closing Date, the Fund will pay the Distribution Proceeds to Unitholders of record on the Distribution Record Date as the final distribution of the Fund.

2.3 Following the Closing Date and the payment of the final distribution of the Fund in the manner contemplated by section 2.2 above, the Fund will be wound-up and dissolved. New Fund will assume all of the Fund Liabilities of the Fund in exchange for the Fund Nominal Amount. The Units will be cancelled by the Fund.

2.4 Following the Closing Date, Ventures Trust will be wound-up and dissolved. New Fund will assume all of the Ventures Trust Liabilities in exchange for the Ventures Trust Nominal Amount. The VT Units will be cancelled by Ventures Trust.

ARTICLE 3
MISCELLANEOUS

3.1 The Declaration and all other governing or constating documents of Ventures Trust, Foremost LP and Universal LP will be amended to provide that, at the election or deemed election of each Unitholder:

(i) Universal LP will acquire all of the Units held by the Unitholder in exchange for New Units in accordance with and at the time described in subsection 2.1(j) above on the basis of one (1) New Unit for each Unit held (the "First Stage Disposition"); or

(ii) the Fund and Ventures Trust will effectively distribute, following the completion of the First Stage Disposition and the transactions described in subsections 2.1(k) to (o) above, New Units to the Remaining Unitholders on the basis of one (1) New Unit for each Unit held (the "Second Stage Disposition").

Non-Residents and Designated Beneficiaries will only be permitted to elect to participate in the Reorganization through the First Stage Disposition. Unitholders which fail to make an election will be deemed to have elected to participate in the Reorganization through the First Stage Disposition and to transfer their Units to Universal LP in the manner provided in subsection 2.1(j) above. The Declaration will also be amended to permit the Fund to redeem all Units acquired by Universal LP pursuant to the First Stage Disposition in exchange for the Fund Note.

3.2 At the time of mailing the Information Circular which describes the Reorganization, the Fund shall forward to each Unitholder at the address of such holder as it appears on the register of Units on the Record Date, a Letter of Transmittal and instructions for obtaining delivery of the New Units to such holder pursuant to this Reorganization. A Unitholder will be able to take delivery of such New Units by delivering the certificates representing such Unitholder's Units to the Depository at any of the offices indicated in the Letter of Transmittal, accompanied by a duly completed Letter of Transmittal and such other documents as the Depository may reasonably require. The certificates representing the New Units issued to such holder shall be registered in such names and, delivered to such addresses as such holder may direct in such Letter of Transmittal, or if requested by the former holder of Units in the Letter of Transmittal, made available at the Depository for pick-up by the former holder of Units, as soon as practicable after receipt by the Depository of the required documents.

3.3 All distributions made with respect to any New Units allotted and issued pursuant to this Reorganization but for which a certificate has not been issued shall be paid or delivered to the Depository to be held by the Depository in trust for the registered holder thereof. All monies received by the Depository shall be invested by it in interest-bearing trust accounts upon such terms as the Depository may reasonably deem appropriate. The Depository shall pay and deliver to any such registered holder such distributions and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the Units issued to such holder in accordance with Section 3.2.

3.4 Any certificate formerly representing Units that is not deposited with all other documents as provided in Section 3.2 on or before the tenth anniversary of the Closing Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Units to receive certificates representing New Units shall be deemed to be surrendered to the New Fund together with all dividends or distributions thereon held for such holder.

3.5 If any Unitholder does not deposit with the Depository his certificate or certificates representing the Units prior to the Closing Date, such certificate or certificates shall represent the right to receive a certificate or certificates representing the New Units issuable pursuant to the Reorganization.

3.6 Any deposit of a Letter of Transmittal and accompanying certificates may be made at any of the addresses of the Depository specified in the Letter of Transmittal.

APPENDIX C

INFORMATION CONCERNING NEW FUND, COMMERCIAL TRUST AND THE NEW OPERATING LPs

TABLE OF CONTENTS

Page

INFORMATION CONCERNING NEW FUND

General

New Fund is an unincorporated, open-end mutual fund trust established under the laws of the Province of Alberta pursuant to the New Fund Deed which is anticipated to be a mutual fund trust for tax purposes. The head office of New Fund is located at 1225 – 64th Avenue N.E., Calgary, Alberta, T2E 8P9. It is intended that the Fund will qualify as a "mutual fund trust" for the purposes of the Tax Act. The following is a summary only of the material attributes and characteristics of the Units and certain provisions of the New Fund Deed and is qualified entirely by reference to the New Fund Deed. Reference is made to the New Fund Deed for a complete description of the New Units and the full text of its provisions.

Activities of New Fund

The New Fund Deed provides that the activities of the New Fund are limited to:

(a) participating in the Reorganization;

(b) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with, directly or indirectly, in any of the securities issued by Commercial Trust or the New Operating LPs, including investing in securities of the subsidiaries and affiliates of each of Commercial Trust and the New Operating LPs, and borrowing funds for that purpose;

(c) investing in any other securities and in any other business or investments as the Trustees may determine, and borrowing funds for that purpose;

(d) temporarily holding cash in interest-bearing accounts and short-term investments for the purposes of making investments, paying the expenses and the liabilities of the New Fund, paying amounts payable by the New Fund in connection with the redemption of any New Units or securities of the New Fund, and making distributions to Unitholders;

(e) issuing New Units, convertible securities or securities exchangeable for New Units for the purpose of obtaining funds to conduct any of the activities of the New Fund, completing any acquisition of securities or any other assets for the benefit of the New Fund, implementing Unitholder rights plans, distribution reinvestment plans, unit purchase plans, incentive option plans or other incentive or compensation plans, if any, established by the New Fund Trustees for the benefit of New Fund, and making non-cash distributions to Unitholders as contemplated by the New Fund Deed of Trust, including pursuant to distribution reinvestment plans or distribution reinvestment and unit purchase plans, if any, established by the New Fund;

(f) issuing debt securities, provided recourse shall be limited to the assets of New Fund (including debt securities convertible into, or exchangeable for, New Units or other securities of New Fund) or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the assets of New Fund as security;

(g) as part of its undertaking of investing in funds, guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any Person, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the assets of New Fund including securities issued by the Commercial Trust, the Limited Partnerships or any subsidiary, as security for that guarantee;

(h) disposing of all or any part of the assets of New Fund;

(i) issuing or redeeming rights and New Units pursuant to any Unitholder rights plan adopted by New Fund;

(j) repurchasing, redeeming or otherwise acquiring securities of New Fund, including pursuant to any issuer bid made by New Fund;

(k) satisfying the obligations, liabilities or indebtedness of New Fund;

(l) performing all acts necessary, incidental, ancillary or related to any of the foregoing subsections (a) to (j); and

(m) undertaking such other investment activities or taking such other actions to conduct the investment undertaking of New Fund as shall be approved by the New Fund Trustees from time to time,

provided, however, that New Fund shall not undertake any activity, take any action, or make or retain any investment which would result (or fail to take any action where that failure would result) in New Fund not being considered a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

New Units and Special Voting Units

An unlimited number of New Units and an unlimited number of Special Voting Units may be issued pursuant to the New Fund Deed.

Each New Unit is transferable and represents an equal undivided beneficial interest in any distribution from New Fund and in any of the net assets of New Fund in the event of termination or winding-up of the New Fund. All New Units are of the same class with equal rights and privileges. Each New Unit entitles the holder thereof to one vote at all meetings of Voting Unitholders or in respect of any written resolution of Unitholders. The issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees without notice to or approval from the Unitholders.

The New Fund Trustees may issue Special Voting Units, which will entitle the holders thereof to such number of votes at meetings of Voting Unitholders as may be prescribed by the New Fund Trustees in the resolution authorizing the issuance of any such Special Voting Units. The New Fund Trustees shall determine any matter of doubt or uncertainty which may arise with respect to any Special Voting Units regarding voting eligibility, entitlement or procedure or other matter which in the opinion of the Trustees is not determined by the applicable resolution or agreement relating to such Special Voting Units. Except for the right to vote at meetings of the Voting Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights; and for greater certainty, the holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from New Fund or have any beneficial interest in any assets of New Fund on termination of New Fund.

Nature of New Units

The New Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, New Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Issuance of New Units

New Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the New Fund Trustees determine. At the option of the New Fund Trustees, New Units may be issued in satisfaction of any distribution of New Fund to Unitholders on a *pro rata* basis. Immediately after any *pro rata* distribution of additional Units to all Unitholders, the number of the outstanding Units will automatically be consolidated such that each Unitholder will hold after the consolidation the same number of New Units as the Unitholder held before the distribution of additional New Units. In such circumstances, each New Unit Certificate representing a number of New Units prior to the distribution of additional New Units is deemed to represent the same number of New Units after the distribution of additional New Units and the consolidation.

Distributions

New Fund will make regular distributions of its distributable cash flow ("Distributable Cash Flow"). The distributions will be paid on a quarterly basis on or about the 15th day of the month immediately following the Distribution Record Date.

The Distributable Cash Flow of New Fund will equal all cash amounts received by New Fund for, and in respect of, the Distribution Period (including, without limitation, distributions received from Commercial Trust, interest, dividends, other distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness, and all amounts received by New Fund in any prior Distribution Period to the extent those amounts were not included in the calculation of Cash Flow of New Fund in that prior Distribution Period and were not previously distributed) less (i) all costs, expenses, liabilities, obligations or amounts of New Fund which, in the opinion of the New Fund Trustees, may reasonably be considered to have accrued and become owing by New Fund in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued or deducted in determining the Cash Flow of New Fund in that prior period, including, without limitation, any interest payable by New Fund on any indebtedness of New Fund and any tax liabilities of New Fund; (ii) all amounts which relate to the redemption or purchase of New Units or other securities of New Fund by New Fund and which have been paid or became payable in cash by New Fund in such Distribution Period; (iii) the net proceeds of any issuance of New Units or securities of New Fund or borrowings by New Fund after deducting any associated expenses or commissions shall not be included in the calculation; and (i) less any amount which the Trustees may reasonably consider to be necessary to: provide for the payment of any costs, expenses, liabilities, obligations or amounts which are reasonably expected to be incurred by New Fund, be retained by New Fund to comply with such limits or restrictions as may be agreed to between the New Fund Trustees and any lender(s) of New Fund or contained in any loan agreement(s) entered into by New Fund, Commercial Trust, the New Operating LPs or any other subsidiary or affiliate of New Fund, retain for a reserve to stabilize distributions, make allowances for contingencies or for working capital, investments or acquisitions, and provide for the payment of any income tax liability of New Fund.

In addition to distributions of Distributable Cash Flow, the New Fund Trustees may declare to be payable and made distributions to Unitholders, from time to time, out of income for the year determined pursuant to the provisions of the Tax Act, net realized capital gains of the New Fund, the capital of New Fund or otherwise, in any year, in such amount or amounts, and on such dates as the New Fund Trustees may determine, to Unitholders at the record date for the distribution.

Having regard to the present intention of the New Trustees to allocate, distribute and make payable to Unitholders all of the income of New Fund, net realized capital gains of New Fund and any other applicable amounts so that New Fund will not have any liability for tax under Part I of the Tax Act in any taxation year, the following amounts shall, unless otherwise determined by the New Fund Trustees, without any further actions on the part of the New Fund Trustees, be due and payable to Unitholders on December 31 in each such year: (i) an amount equal to the amount, if any, by which the income of New Fund for such year exceeds the aggregate of the portions, if any, of each distribution paid or payable by New Fund which have been determined by the New Fund Trustees to have been payable by New Fund out of the income of New Fund for such year; and (ii) an amount equal to the amount, if any, by which the net realized capital gains of New Fund for such year exceeds the aggregate of the portions, if any, of each distribution paid or payable by New Fund which have been determined by the New Fund Trustees to have been payable by New Fund out of net realized capital gains for such year.

If the New Fund Trustees determine that New Fund does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to the New Fund Deed on the due date for such payment, or if any cash distribution should be contrary to any agreement to which the New Fund is a party, the payment may, at the option of the New Fund Trustees and subject to any Applicable Laws and the receipt of necessary approvals, include: (i) the *pro rata* issuance of additional New Units, (ii) the *pro rata* distribution of assets of New Fund, and/or (iii) the pro rata issuance of demand unsecured promissory notes, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the New Fund Trustees to be available for the payment of such distribution. The value of each New Unit issued shall be the Cash Redemption Price (as defined below) on the applicable distribution record date.

The New Fund Trustees may deduct or withhold from distributions payable to any Unitholder all amounts required by applicable law to be withheld from such distributions, whether those distributions are in the form of cash, additional New Units or otherwise.

Redemption of New Units

New Units are redeemable in whole or in part at any time on demand by the holders thereof. Upon receipt of a duly completed and properly executed redemption notice along with the New Unit Certificate(s) representing the New Units to be redeemed, the Unitholder shall thereafter cease to have any rights with respect to the New Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by New Fund of such notice. New Units shall be considered to be tendered for redemption on the date that New Fund has, to the satisfaction of the New Fund Trustees, received the notice, New Unit Certificates and other required documents or evidence as aforesaid.

Upon receipt by New Fund of the notice to redeem New Units given in accordance with the foregoing requirements, the holder of the New Units tendered for redemption shall be entitled to receive a price per New Unit (the "Cash Redemption Price") equal to the lesser of:

(a) 95% of the market price of the New Units on the principal stock exchange or market on which the New Units are quoted for trading during the 10 consecutive trading days ending on the trading day immediately prior to the date the New Units were tendered for redemption; and

(b) 100% of the closing market price of the New Units on the principal stock exchange or market on which the New Units are quoted for trading, on the date that the New Units were so tendered for redemption.

The market price shall be an amount equal to the simple average of the closing price of the New Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the New Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices of the New Units for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable stock exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices of the New Units for each day on which there was no trading; the closing price of the New Units for each day that there was trading if the stock exchange or market provides a closing price; and the average of the highest and lowest prices of the New Units for each day that there was trading, if the exchange or market provides only the highest and lowest prices of New Units traded on a particular day; and provided further that if, in the opinion of the New Fund Trustees, the trading activity of the New Units for the relevant period does not result in a trading price that represents the fair market value of the New Units, the market price shall be an amount determined by the New Fund Trustees in good faith in their sole discretion and provided further that any such determination shall be conclusive and binding. The closing market price shall be: an amount equal to the closing price of the New Units if there was a trade on the date; an amount equal to the simple average of the highest and lowest prices of New Units on the principal stock exchange or market on which the New Units are quoted for trading if there was trading and the exchange or other market provides only the highest and lowest trading prices of New Units traded on a particular day; or the simple average of the last bid and last ask prices if there was no trading on the date.

The Cash Redemption Price payable in respect of the New Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption no later than the last day of the calendar month following the month in which the day the New Units were tendered for redemption falls. Payments made by New Fund of the Cash Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, New Fund shall be discharged from all liability to the former Unitholder in respect of the New Units so redeemed, except with respect to any outstanding payments in respect of the New Units tendered for redemption pertaining to distributions declared payable thereon to such former Unitholders of record on a date which was prior to the Redemption Date.

Unitholders will not be entitled to the Cash Redemption Price if: (i) the total amount payable by New Fund in respect of such New Units and all other New Units tendered for redemption prior thereto in the same calendar month exceeds $100,000; provided that the New Fund Trustees may, in their sole discretion, waive such limitation in respect of any calendar month; (ii) at the time the New Units are tendered for redemption, the outstanding New Units of New Fund are not listed for trading or quoted on any stock exchange or market which the New Fund Trustees consider, in their sole discretion, provides representative fair market value prices for the New Units; or (iii) the normal trading of the outstanding New Units is suspended or halted on any stock exchange on which the New Units are listed for trading or, if not so listed, on any market on which the New Units are quoted for trading, on the date that such New Units were tendered for redemption or for more than five trading days during the 10 consecutive trading days ending on the trading day immediately prior to the date on which the New Units were tendered for redemption.

In the event a holder of New Units is not be entitled to payment of a Cash Redemption Price in respect of New Units tendered for redemption, such Unitholder shall instead be entitled to receive a price per New Unit (the "In Specie Redemption Price") equal to the fair market value thereof as determined by the Trustees in good faith. The In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by the issuance of an unsecured promissory note representing an indebtedness equal to the In Specie Redemption Price or by a distribution *in specie* of the securities held by New Fund on the basis, per New Unit tendered for redemption, of the number of Securities of each class owned by New Fund on the date such New Units were tendered for redemption divided by the number of New Units outstanding on such date. No fractional securities shall be distributed, and if the number of Securities to be received upon redemption by a Unitholder would otherwise include a fraction, that number shall be rounded to the next lowest whole number. The In Specie Redemption Price payable in respect of New Units tendered for redemption during any month shall be paid by the issuance or transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "Transfer Date") of the calendar month following the month in which the New Units were tendered for redemption, of an unsecured promissory note or of the number of each class of securities determined as aforesaid. New Fund shall be entitled to all interest paid or accrued and unpaid to and including the Transfer Date, all distributions declared and paid or declared payable on or before the Transfer Date and all other income, profits, earnings and royalties paid or accrued and unpaid on any securities being transferred to and including the Transfer Date. Payments by New Fund of the In Specie Redemption Price shall conclusively be deemed to have been made upon the mailing of the unsecured promissory note or the certificates representing the securities by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, New Fund shall be discharged from all liability to the former Unitholder in respect of the New Units so redeemed, except for any indebtedness represented by the unsecured promissory note.

Meetings of Voting Unitholders

The New Fund Deed provides that meetings of Voting Unitholders must be held, commencing in 2006, annually on or before June 30 for the presentation of the audited consolidated financial statements of the New Fund for the immediately preceding fiscal year, the appointment of the New Fund Trustees, the appointment of the auditors of New Fund, and the transaction of other business as the Voting Unitholders may be entitled to vote upon pursuant to the New Fund Deed.

A special meeting of Voting Unitholders may be convened at any time and for any purpose by the New Fund Trustees and must be convened if requisitioned by the holders of not less than 15% of all votes entitled to be voted at any meeting of Voting Unitholders. A requisition must specify in reasonable detail the purpose(s) for which such meting is to be called.

Voting Unitholders may attend and vote at all meetings of Voting Unitholders either in person or by proxy and a proxyholder need not be a Voting Unitholder. Two persons present in person and either holding personally or representing as proxies not less than 5% of all votes entitled to be voted at the meeting shall constitute a quorum for the transaction of business at all such meetings.

A resolution in writing executed by Unitholders holding a proportion of New Units and/or Special Voting Units equal to or greater than the proportion of New Units and Special Voting Units required to vote in favour thereof at a meeting of Unitholders at any time shall be as valid and binding for all purposes as if such resolution had been passed at a meeting of Unitholders.

The New Fund Deed contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Voting Unitholders.

Limitations on Non-Resident Ownership

In order for New Fund to maintain its status as a mutual fund trust under the Tax Act, New Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act and, pursuant to certain proposed amendments to the Tax Act, not more than 50% of the aggregate fair market value of the Units and the Special Voting Units may be held by non-residents of Canada and/or partnerships (other than Canadian partnerships as defined in the Tax Act). Accordingly, the New Fund Deed provides that at no time may Non-Residents be the beneficial owners of more than 45% of the Units and/or Special Voting Units (on both a non-diluted and fully diluted basis).

The New Fund Trustees may require declarations as to the jurisdictions in which beneficial owners of the New Units are resident. If the New Fund Trustees become aware, as a result of acquiring such declarations or otherwise, that the beneficial owners of 45% or more of the New Units (or rights to acquire New Units) then outstanding are, or may be, Non-Residents or that such a situation is imminent, the Trustees may make a public announcement thereof and shall not accept a subscription for Units from, or issue or register a transfer of New Units to, a person unless such person provides a declaration in form and content satisfactory to the Trustees that such person and, if applicable, the proposed beneficial owner of such New Units, is not a Non-Resident. If, notwithstanding the foregoing, the New Fund Trustees determine that more than 45% of the New Units are held by Non-Residents, the Trustees may send a notice to the registered holders of the New Units beneficially owned by Non-Residents, chosen in inverse order to the order of acquisition or registration or in such other manner as the New Fund Trustees may consider equitable and practicable, requiring them to sell their New Units or a specified portion thereof to a Resident or Residents within a specified period of not more than 60 days to one or more Residents. If the Unitholders receiving such notice have not, within such period, sold the specified number of Units to a Resident or Residents or provided the Trustees with satisfactory evidence that the beneficial owners of such Units are not Non-Residents, the Trustees may, as agents and attorneys acting on behalf of such Unitholders and/or such beneficial owners, sell such New Units and, in the interim, the Trustees shall suspend the voting and distribution rights attached to such New Units. Upon such sale, the affected Unitholders shall cease to be holders of the relevant New Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the Unit Certificates representing such Units. The New Fund may direct the Transfer Agent to do any of the foregoing.

If the Tax Act is (or is proposed to be) amended in a manner which places new restrictions on Non-Residents beneficially owning New Units, the New Fund Trustees may take any action they consider necessary to ensure, to the extent possible, that New Fund maintains its status as a "mutual fund trust" for the purposes of the Tax Act.

On September 16, 2004, the Minister of Finance (Canada) released proposed amendments to the Tax Act relating to the circumstances under which the ownership of units of a trust by non-resident persons and partnerships other than Canadian partnerships would cause the trust to lose its status as a mutual fund trust. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status such that if, at any time, the Fund were to lose its mutual fund trust status as a result of the application of the draft amendments, the Fund would permanently cease to be a mutual fund trust. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion which did not include these proposed amendments, and it was announced on such date and in the 2005 Federal

Budget that further discussions will take place with the private sector before a decision is made concerning whether the proposed amendments will be enacted. Depending on the final form of the draft amendments as enacted, it may be necessary to amend the New Fund Deed to take into account these new restrictions. This amendment may be made without Unitholder approval.

On November 23, 2005, the Minister of Finance responded to concerns regarding income trusts and other flow-through entities by announcing a reduction in personal income taxes on dividends, which will help level the playing field between corporations and income trusts. These proposals are not, however, yet in force and it is unclear whether they will survive the next election. Earlier proposals had included the levying of a refundable tax on mutual fund trusts and, while the Minister of Finance has stated it does not intend to implement such a tax at this time, it is possible that such a tax may be implemented in the future.

Information and Reports

New Fund will furnish to Unitholders, in accordance with applicable laws, all financial statements of New Fund (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Voting Unitholders, the Trustees will provide the Voting Unitholders with a form of proxy (along with notice of such meeting) and all other information required by applicable laws and the New Fund Deed.

Take-over Bids

The New Fund Deed contains provisions to the effect that if a take-over bid is made for the New Units and not less than 90% of the New Units (other than New Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the New Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror.

The Trustees

The New Fund Deed provides that, subject to the specific limitations contained therein, the New Fund Trustees shall have, without further or other action or consent, and free from any power or control on the part of the Unitholders full, absolute and exclusive power, control and authority over the assets of New Fund and over the affairs of New Fund to the same extent as if the New Fund Trustees were the sole and absolute beneficial owners of the assets of New Fund in their own right, to do all acts and things as in their sole judgment and discretion are necessary or incidental to, or desirable for, carrying out the trust created under the New Fund Deed. Subject to such terms and conditions, the New Fund Trustees are responsible for, among other things:

- to execute and deliver and do such acts and things necessary or desirable to give effect to the Reorganization;
- to supervise the activities and manage the investments and affairs of the New Fund;
- to manage the assets of the New Fund;
- to maintain records and provide reports to Unitholders; and

- to effect payment of distributions to the Unitholders.

The New Fund Trustees shall be paid such remuneration for their services as the New Fund Trustees may from time to time determine. The New Fund Trustees shall be entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the New Fund Trustees or any committee thereof or in connection with their services as New Fund Trustees.

The initial New Fund Trustees are James T. Grenon and Craig Bell. The Reorganization Agreement requires the New Fund Trustees to appoint, immediately following the completion of the Reorganization, Messrs. Roy H. Allen, Bruce J. Maclennan and Gordon M. Wiebe as additional New Fund Trustees. Messrs. Grenon, Allen and Maclennan are Trustees of the Fund and their biographical information is available in the Fund's Proxy Statement, Information Circular and Notice of Meeting dated May 9, 2005, which is incorporated by reference herein. Mr. Bell will resign as trustee on the Closing Date. Mr. Wiebe resides in Winnipeg Manitoba and is the President of Corpfin Services Ltd. ("Corpfin"), a service company through which he provides executive level financial and operational services. He has held this position for the last five years. During the period between April 2000 and June 2003, Mr. Wiebe, through Corpfin, provided the services of Chief Financial Officer to Securex Ltd., formerly Strategic Data Ltd. ("Securex"). Securex was subject to a cease trading order issued by the Alberta Securities Commission on June 10, 1999 for failure to file annual audited financial statements for the year ended December 31, 1998 and the first quarter interim financial statements for the period ended March 31, 1999. The cease trade order was partially revoked on April 17, 2001 and was fully revoked on January 15, 2002.

The initial New Fund Trustees presently do not own any New Units.

Liability of the New Fund Trustees

The New Fund Trustees and officers of New Fund shall not be liable to any Unitholder for any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, for any depreciation of, or loss to, New Fund incurred by reason of the sale of any asset, for the loss or disposition of monies or securities, or for any other action or failure to act including, without limitation, the failure to compel in any way any former New Fund Trustee to redress any breach of trust or any failure by any Person to perform the duties delegated to it under the New Fund Deed or any failure by Commercial Trust or either of the New Operating LPs to pay monies owed to New Fund, except for a breach of the standard of care, diligence and skill as set out in the New Fund Deed. If the New Fund Trustees have retained an appropriate expert, advisor or legal counsel with respect to any matter connected with their duties under the New Fund Deed, the New Fund Trustees may act or refuse to act based on the advice of such expert, advisor or legal counsel and, notwithstanding any provision of the New Fund Deed, including, without limitation, the standard of care, diligence and skill referred to above, the New Fund Trustees shall not be liable for any action or refusal to act based on the advice of any such expert, advisor or legal counsel.

Each New Fund Trustee, each former New Fund Trustee, each officer of New Fund and each former officer of New Fund shall be entitled to be and shall be indemnified and reimbursed out of the assets of New Fund in respect of any and all taxes (other than taxes on compensation), penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the New Fund Trustee, former New Fund Trustee, officer or former officer in consequence of his or her performance of his or her duties under the New Fund Deed and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the New Fund Trustee, former New Fund Trustee, officer or former officer is made a party or against whom any such claim, action or proceeding is commenced or proposed by reason of being or having been a New Fund Trustee or officer of New Fund or, at the request of New Fund, a director or officer of any direct or indirect subsidiary of New Fund; provided that a New Fund Trustee, former New Fund Trustee, officer or former officer shall not be indemnified out of the assets of New Fund in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise principally and directly out of his or her gross negligence, willful default or fraud or in breach of the standard of care set forth in the New Fund Deed. A New Fund Trustee, former New Fund Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted under the New Fund Deed, or otherwise existing under applicable law, except out of the assets of New Fund, and no Unitholder or other New Fund Trustee or officer shall be personally liable to any Person with respect to any claim for such indemnity or reimbursement as aforesaid.

Amendments to the New Fund Deed

The New Fund Deed contains provisions tat allow it to be amended or altered from time to time by the New Fund Trustees with the consent of the Unitholders by a Special Resolution.

The New Fund Trustees may, without the consent of the Unitholders or any other person, amend the New Fund Deed prior to the Closing Date. After the Closing Date, the Fund Trustees may, without the consent of the Unitholders or any other person, amend the New Fund Deed for the purpose of: (i) making amendments which, in the opinion of the Trustees, are necessary in order for the Fund to qualify or continue to qualify as a "mutual fund trust" for purposes of the Tax Act; ensuring continuing compliance with Applicable Laws (including the Tax Act), regulations, requirements or policies of any Governmental Authority having jurisdiction over the New Fund Trustees or the New Fund; (ii) making amendments which, in the opinion of the Trustees, provide additional protection or added benefits for the Unitholders; (iii) removing any conflicts or inconsistencies in the New Fund Deed or making minor changes or corrections including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; (iv) making amendments which, in the opinion of the New Fund Trustees, are necessary or desirable and in the interests of the Unitholders as a result of changes in taxation laws or policies of any governmental authority having jurisdiction over the New Fund Trustees or New Fund; (v) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the New Fund Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable; or (vi) to provide for the electronic delivery by New Fund to the Unitholders of documents relating to New Fund (including annual and quarterly reports and financial statements and proxy-related materials) in accordance with Applicable Laws from time to time.. Notwithstanding the foregoing, no such amendment shall be adopted without the consent of the Unitholders given which causes: (i) New Fund to fail to qualify as a "mutual fund trust" under the Tax Act, and (ii) the New Units will not be "foreign property within the meaning of Part XI of the Tax Act if the Tax Act contains restrictions on the cost amount of foreign property which may be held by Persons subject to tax under Part XI of the Tax Act. In addition, no such amendment shall modify the right to one vote per Unit or reduce the fractional undivided interest in the Fund Assets represented by any New Unit without the consent of the holder of such Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders or alter the acquisition provisions set forth in the New Fund Deed without the unanimous consent of the Unitholders.

Limitations on the Powers of the New Fund Trustees

The New Fund Declaration of Trust provides that the New Fund Trustees shall not under any circumstances whatsoever authorize, without the approval of 66 2/3% of the votes cast at a meeting of the Unitholders:

- any amalgamation, arrangement or other merger of a subsidiary of New Fund with any other Person, except with one or more direct or indirect wholly-owned subsidiaries or affiliates of New Fund or in conjunction with an internal reorganization with an affiliate or subsidiary of Commercial Trust or either of the New Operating LPs;

- the winding-up or dissolution of Commercial Trust or either of the New Operating LPs prior to the end of the term of New Fund, except in conjunction with an internal reorganization with an affiliate or subsidiary of New Fund, Commercial Trust or either of the New Operating LPs;

- any sale, lease or exchange of all or substantially all of the assets of New Fund other than pursuant to a redemption of Units in accordance with the terms of the New Fund Deed or pursuant to any security granted by New Fund or pursuant to any internal reorganization of the direct or indirect assets of New Fund as a result of which New Fund has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization, and other than any such sale, lease or exchange is effected between or among the Fund and any one or more of: (i) any corporation, partnership, firm or other form of entity or organization that is, directly or indirectly, wholly-owned by New Fund; (ii) any trust or trusts, the sole beneficiaries of which are New Fund and/or any of the Persons referred to above; and (iii) any partnership, the only partners of which are Persons referred to in (i) and (ii) above;

- any sale, lease or exchange of all or substantially all of the assets of a subsidiary of New Fund except pursuant to any security granted by the subsidiary of New Fund other than pursuant to any internal reorganization with an affiliate or subsidiary of New Fund, and other than any such sale, lease or exchange is effected between or among any one or more of: (i) New Fund; (ii) any corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by New Fund; (iii) any trust or trusts, the sole beneficiaries of which are New Fund and/or any of the Persons referred to in (i) and (ii) above; and (iv) any partnership, the only partners of which are Persons referred to in (i), (ii) and (iii) above; or

- any material amendment to the deed of trust of Commercial Trust, the declarations of limited partnerships and/or the limited partnership agreements in respect of each of the New Operating LPs, in any case, in a manner which may be prejudicial to New Fund or the Unitholders, respectively.

Liability of Unitholder

The New Fund Deed provides that no Unitholder, in its capacity as such, shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any Person in connection with New Fund or the obligations or the affairs of New Fund or with respect to any act performed by or omission of the Trustees or any other person pursuant to the New Fund Deed, nor shall any Unitholder be liable to indemnify the Trustees or any other person with respect to any such liability or liabilities and all such persons shall look solely to the assets of New Fund for satisfaction of claims of any nature arising out of or in connection therewith and the assets of New Fund only shall be subject to levy or execution.

New Fund shall exist for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on November 12, 2005 unless terminated prior to such time in accordance with the terms of the New Fund Deed of Trust.

Financial Year End

The financial year end of the Fund is December 31.

Trust Unit Option Plan

Pursuant to the terms of the Reorganization Agreement, New Fund shall assume the obligations of the Fund with respect to the Options and the agreements between the Fund and each holder of Options shall be revised to provide that on the Closing Date, the Options granted pursuant to such agreements will become Options to purchase New Units.

Consolidated Capitalization

Upon the completion of the Reorganization, an aggregate of approximately 18,916,438 New Units will be issued and outstanding. For further particulars regarding the consolidated capitalization of the New Fund subsequent to the completion of the Reorganization, see "Pro Forma Consolidated Financial Statements of New Fund Trust" attached as Schedule A to this Appendix C.

INFORMATION CONCERNING COMMERCIAL TRUST

General

Commercial Trust is an unincorporated, open-end limited purpose trust established under the laws of the Province of Alberta pursuant to the Commercial Trust Deed. The head office of Commercial Trust is located at 1225-64th Avenue N.E., Calgary, Alberta, T2E 8P9.

The Commercial Trust Deed contains substantially similar provisions to those of the New Fund Deed. The principal differences are those described below. The description below is a summary only and is qualified entirely by reference to the Commercial Trust Deed.

Activities of Commercial Trust

The Commercial Trust Deed provides that Commercial Trust is created for the purpose of, among other things, acquiring, investing in, holding, transferring, disposing of and otherwise dealing with, directly or indirectly, any of the securities issued by the New Operating LPs and their subsidiaries and affiliates and borrowing funds for that purpose. Commercial Trust will own, as limited partner, a 99.99% partnership interest in each of the New Operating LPs.

Trustees of Commercial Trust

The initial trustees of Commercial Trust are James T. Grenon and Craig Bell. The Commercial Trust Deed provides that, upon completion of the Reorganization, the initial trustee will appoint Messrs. James T. Grenon, Roy H. Allen, Bruce J. Maclennan and Gordon M. Wiebe as additional trustees of Commercial Trust and that Mr. Bell will resign as trustee.

Commercial Trust Units

An unlimited number of trust units of Commercial Trust may be issued pursuant to the Commercial Trust Deed. Upon completion of the Reorganization, Commercial Trust will be wholly-owned by New Fund.

Distributions

The Commercial Trust shall make distributions of its distributable cash flow from time to time at the discretion of the trustees (the "Commercial Trustees") of Commercial Trust and such amounts shall be payable in cash on the due date for such payment. If the Commercial Trustees determine that

Commercial Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable, of if any cash distribution should be contrary to any loan agreement or subordination agreement, the payment may, at the option of the trustees, be declared to be payable by (i) the pro rata issuance of additional Commercial Units or fractions of Commercial Units; (ii) the pro rata distribution of assets of Commercial Trust; and/or (iii) the pro rata issuance of demand unsecured promissory notes having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Commercial Trustees to be available for the payment of such distribution.

Redemption of Commercial Units

Commercial Units are redeemable in whole or in part at any time on demand by the holders thereof. Upon receipt of a duly completed and properly executed redemption notice along with the certificate(s) representing the Commercial Units to be redeemed, the unitholder shall thereafter cease to have any rights with respect to the Commercial Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as provided for herein) including the right to receive any distributions thereon which are declared payable to the unitholders of record on a date which is subsequent to the day of receipt by Commercial Trust of such notice.

Upon receipt by Commercial Trust of the notice to redeem Commercial Units, the unitholder tendering or receiving such notice shall be entitled to receive a price per Unit (hereinafter called the "Redemption Price") equal to:

$$\frac{(A \times B) - C}{D}$$

where:

A = the cash redemption price per New Unit calculated as of the close of business on the date such units were tendered for redemption;

B = the aggregate number of New Units as of the close of business date such units were tendered for redemption;

C = the aggregate unpaid principal amount and accrued interest thereon of any indebtedness of Commercial Trust held by or owed to New Fund and the fair market value of any other assets or investments held by New Fund (other than Commercial Units) as of the close of business on the applicable redemption date; and

D = the aggregate number of Commercial Units outstanding as of the close of business on the applicable redemption date.

The aggregate Redemption Price payable by Commercial Trust in respect of any Commercial Unit tendered for redemption by the holder thereof during any month will be satisfied, at the option of the Commercial Trustees, in their sole discretion: (i) in immediately available funds by cheque or bank draft; (ii) by the issuance to or to the order of the unitholder whose Commercial Units are to be redeemed of a number of securities held by Commercial Trust or issued by it (other than Commercial Units) with a value equal to the aggregate Redemption Price payable to such unitholder; or (iii) by any combination of funds and securities as the Commercial Trustees shall determine in their sole discretion, in each such case, payable or issuable on the last day of the calendar month following the calendar month in which the

Commercial Units were so tendered or called for redemption. A unitholder whose Commercial Units are tendered for redemption may elect, at any time prior to the payment of the Redemption Price, to receive securities held by Commercial Trust or issued by Commercial Trust (other than Commercial Units) pursuant to (ii) above in the place of all or part of the funds otherwise payable.

Payments by Commercial Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of the cheque or bank draft representing any funds payable or any securities issuable by registered mail in a postage prepaid envelope addressed to the redeeming unitholder and/or any party having a security interest in respect of the Commercial Units so redeemed. Upon such payment, Commercial Trust shall be discharged from all liability to the redeeming unitholder and any party having a security interest in respect of the Units so redeemed.

INFORMATION CONCERNING THE NEW OPERATING LPs

General

The New Operating LPs were organized in accordance with and are governed by the terms and conditions of their respective limited partnership agreements and were formed by the filing of their respective certificates of limited partnership with the Alberta Registrar of Corporations in accordance with the provisions of the *Partnership Act* (Alberta) on November 29, 2005. The general partner of New Foremost LP is Foremost Industries Inc. and the general partner of New Universal LP is Universal Corp. The limited partner of each New Operating LP is Commercial Trust. The principal place of business of each of Foremost Industries Inc. and Universal Corp. is located at 1225 – 64th Avenue N.E., Calgary, Alberta, T2E 8P9.

Business of the New Operating LPs

Upon completion of the Reorganization, the New Operating LPs will continue to carry on the appropriate Foremost Business and will also carry on such other business as their respective general partners determine including temporarily holding cash and short term investments in accordance with a policy from time to time determined by the general partners.

Management of the New Operating LPs

In accordance with the provisions of the limited partnership agreements the New Operating LPs will be managed by their respective general partners.

Partnership Interest

Commercial Trust owns a 99.99% partnership interest in each of the New Operating LPs. The general partner of each of the New Operating LPs holds the remaining 0.01% partnership interest.

Indemnification of Directors of the General Partners

Upon completion of the Reorganization, the New Operating LPs and the former and current directors of the General Partners will enter into indemnification agreements providing that the New Operating LPs will indemnify the directors from certain claims and in the case of the directors of Foremost Industries Inc., losses arising as a result of or in relation to their role as directors of the Administrator.

The Limited Partnership Agreements

The following is a summary of certain principal features of the limited partnership agreements, which govern the business and affairs of the New Operating LPs, and is qualified in its entirety by reference to the actual text of the limited partnership agreements.

Partnership Interests

The right, title and interest of each partner in and to a New Operating LP at any particular time, being expressed as a percentage of the whole (a "Partnership Interest") is determined in accordance with the provisions of the limited partnership agreements. The Partnership Interest of each partner shall be adjusted each time any partner makes a capital contribution or receives an extraordinary distribution in such manner as the partners shall unanimously agree at the time of such capital contribution or extraordinary distribution, provided that the Partnership Interest of the general partner shall be no less than 0.01%. The Partnership Interests of the partners are as set forth as schedules to the limited partnership agreements, which shall be amended by the General Partners from time to time to reflect any changes in the partners or their Partnership Interests.

On dissolution, the limited partners on the register of the dissolving New Operating LP will be entitled to receive, proportionate to the Partnership Interests held by such partners, the assets of the New Operating LPs remaining after payment of debts, liabilities and liquidation expenses of the New Operating LPs. See *"Information Concerning the New Operating LPs - The Limited Partnership Agreements - Dissolution".*

Fees and Expenses

The New Operating LPs will reimburse the General Partners for all reasonable costs incurred by the General Partners or their designees or subcontractors in the performance of its duties, including costs and expenses of the directors of the General Partners, costs associated with the business of the General Partners in their capacity as such, and including, without limitation, costs specifically incurred for the benefit of the New Operating LPs, including salaries and benefits payable to employees of the General Partners and costs associated with the holding of partners' meetings and professional fees, but specifically excluding expenses of any action, suit or other proceeding in which or in relation to which the General Partners are adjudged to be in breach of any duty or responsibility imposed upon the General Partners under the limited partnership agreements.

Allocation of Income and Losses

Allocations of income and loss for tax purposes and other allocable items for income and capital tax purposes shall be made to partners (including persons who were partners at any time during the relevant fiscal year and were no longer partners at the end of such fiscal year) at the end of each fiscal year based upon the provisions of the Tax Act.

Cash Distributions

Each New Operating LP intends to make regular cash distributions of the distributable cash to the partners so that they are received by the Commercial Trust, as initial limited partner of each New operating LP and any other limited partner required to make a cash distribution to New Fund. The New Operating LPs may make distributions of distributable cash at any other time that their respective General Partners determine.

Distributions will be paid in cash or other immediately available funds. Any payment by either of the General Partners to a partner under the relevant limited partnership agreements will be conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the partner at the partner's address appearing in the register of the relevant New Operating LP, unless such cheque is dishonoured upon presentment. Upon such payment, the relevant General Partner will be discharged from all liability to the partner in respect of such payment; provided, however, that if such cheque is lost or destroyed then, upon the presentation of evidence satisfactory to the relevant General Partner of such loss or destruction, together with such indemnity as such General Partner may reasonably require, such General Partner will issue a replacement cheque to the partner. Notwithstanding the foregoing, the General Partners, in lieu of forwarding or causing to be forwarded a cheque, may enter into an agreement with a partner providing for the payment to such partner of amounts payable under the relevant limited partnership agreements by electronic funds transfer or by any other method at a place or places other than the place or places specified under the relevant limited partnership agreements.

Functions and Powers of the General Partners

The General Partners have exclusive authority to manage, control, administer and operate the New Operating LPs, to make all decisions regarding the business of the New Operating LPs and to bind the New Operating LPs. The General Partners are required to exercise their powers and discharge their duties honestly, in good faith and in the best interests of the New Operating LPs and to exercise the degree of care, diligence and skill that a reasonably prudent and qualified person would exercise in comparable circumstances.

Each limited partner, and each person who is a successor, transferee of a Partnership Interest or assignee of the interest of a limited partner as the holder of a Partnership Interest irrevocably nominates, constitutes and appoints the General Partner of the relevant New Operating LP, in its capacity as general partner, as its true and lawful attorney and agent, with full power of substitution and authority in its name, place and stead both before and after the dissolution of such New Operating LP, for certain purposes relating to the limited partner's capacity as a partner of the relevant New Operating LP. These purposes include the authority to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices documents relating to the establishment, amendment, or dissolution of the relevant New Operating LP and any elections, determinations, designations, information returns, similar documents or other instruments under the Tax Act or any other taxation or other legislation or similar laws of Canada or any province or other jurisdiction.

The General Partners are able to render additional services to the New Operating LPs, provided that the services rendered by the General Partners or by any other party associated with the General Partners are performed pursuant to a written agreement and are charged to the New Operating LPs at rates consistent with those of a third party dealing at arm's length with the General Partners and furnishing similar services.

Extraordinary Resolutions

The limited partners of each New Operating LP may, by extraordinary resolution: (i) remove the General Partner and appoint a successor; (ii) approve the transfer of the interest of the General Partner in the New Operating LP; (iii) waive any default on the part of the General Partner on such terms as they may determine and release the General Partner from any claims in respect thereof; (iv) approve the dissolution of the New Operating LP; (v) authorize the sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of the New Operating LP; (vi) amend, modify, alter or repeal any extraordinary resolution previously passed by the limited partners, or (vii) amend the limited partnership agreement, such extraordinary resolution to consist of either: (i) a resolution passed by not less than 66⅔% of the votes cast by those partners entitled to vote in person or represented by proxy at a duly convened meeting of partners; or (ii) a resolution approved in writing in one or more counterparts by partners entitled to vote at a meeting of the partners collectively holding not less than 66⅔% of the Partnership Interests.

In addition, the General Partners will not: (i) co-mingle the funds of the New Operating LPs with the funds of the General Partners or their affiliates or with the funds of any other person; or (ii) dissolve the affairs of the New Operating LPs except in accordance with the limited partnership agreements.

Accounting and Reporting

The New Operating LPs' fiscal year will end December 31. A copy of the audited financial statements of the New Operating LPs and a report on allocations will be forwarded by the General Partners to each person who was a limited partner at the end of each fiscal year within 45 days of the end of such fiscal year.

In addition, the General Partners will, by March 31 of each year, forward to each person who was a limited partner at the end of the previous fiscal year information in a suitable form to enable the limited partner to complete its income tax reporting relating to its partnership interest.

The General Partners will keep proper and complete books and records reflecting the assets, liabilities, income and expenditures of the New Operating LPs and a register listing the names and addresses of all the partners, the Partnership Interests held by each of them, the capital account of each partner and such other information as the General Partners deem necessary. The register, the certificate of limited partnership, the limited partnership agreements and all amendments thereto, minutes of limited partners' meetings, resolutions of the limited partners and publicly issued financial statements of the New Operating LPs will be available for inspection and audit by any limited partner or its duly authorized representative during normal business hours at the offices of the General Partners.

Liability of General and Limited Partners

The General Partners will have unlimited liability for the undertakings, liabilities and obligations of the New Operating LPs.

The liability of each limited partner for the undertakings, liabilities and obligations of the New Operating LPs will be limited to the amount of such limited partner's capital contribution plus its share of the undistributed income of the New Operating LPs. If, as a result of a distribution to the partners, the capital of the New Operating LPs is reduced and the New Operating LPs become unable to discharge their debts in the normal course, each partner having received any such distribution is bound to return same to the New Operating LPs to the extent necessary to restore the capital of the New Operating LPs to its existing amount immediately before such distribution.

The limited partners may lose limited liability due to uncertainty in Canadian law in respect of the recognition of the limitation of liability of limited partners of limited partnerships formed under the laws of one province but operating, owning property or incurring obligations in another province, for taking part in the control or management of the Foremost Business, or for making or being responsible for false statements in the public filings made pursuant to the *Partnership Act* (Alberta), in which case the limited partners may be liable to third parties.

The limited partnership agreements provide that limited partners are not permitted to: (i) take part in the control, management, operation or administration of the business of the New Operating LPs or exercise any power in connection therewith; (ii) transact any matters on behalf of the New Operating LPs or make any commitment on behalf of or to otherwise obligate or bind the New Operating LPs; (iii) other than by voting on a resolution of the partners, execute any document which binds or purports to bind any other partner or the New Operating LPs; (iv) hold themselves out as having the power or authority to bind any other partner or the New Operating LPs or deal with any person on behalf of the New Operating LPs and, if contacted by any person in respect of the New Operating LPs, shall inform such person that they do not take an active part in the activities of the New Operating LP, nor acts or makes decisions on behalf of the New Operating LPs and then refer such person to the General Partners; (v) have any authority or power to act for or undertake any obligation or responsibility on behalf of any other partner or the New Operating LPs; (vi) bring any action for partition or sale or otherwise in connection with the New Operating LPs, any interest in any property of the New Operating LPs, whether real or personal, tangible or intangible, or register or permit to be filed, registered or remain undischarged any lien or charge in respect of any property of the New Operating LPs; (vii) compel or seek a partition, judicial or otherwise, to have any of the assets of the New Operating LPs distributed or to have any of the assets of the New Operating LPs distributed to the partners in kind; or (viii) take any action that will jeopardize or eliminate the status of the New Operating LPs as limited partnerships.

The General Partners will indemnify and hold harmless the limited partners from and against any losses, liabilities, expenses and damages suffered or incurred by a limited partner that result from such limited partner not having limited liability, except where the lack or loss of limited liability is caused by some act or omission of such limited partner. However, the amount of such indemnity will be limited to the extent of the assets of the General Partners and will under no circumstance include the assets of the General Partners' parent corporation or trust or any affiliate of the General Partners.

Dissolution

Upon the dissolution of the New Operating LPs, the General Partners are required to, after payment or provision for the payment of the debts and liabilities of the New Operating LPs and liquidation expenses, distribute the remaining assets among the partners, proportionate to the Partnership Interest of each partner on the partnership register on the date of dissolution and, if necessary, the General Partners shall take steps to partition undivided interests in property to pass direct ownership to the partners.

Assignment of Partnership Interests

The Partnership Interest of a limited partner shall not be transferable or assignable in whole or in part without the unanimous consent of the other limited partners unless such transfer or assignment is to a person who is a related person to such limited partner and who is resident in Canada (as both such expressions are defined in the Tax Act) and in all cases such transferee shall agree in writing to be bound by the terms and conditions of the relevant limited partnership agreement (including all amendments thereto) and must otherwise comply with the reasonable requirements of the General Partner with respect to the transfer or assignment.

Meetings

The General Partner of a New Operating LP may call a meeting at any time, and is required to call a meeting of the partners upon receipt of a request in writing of the limited partners holding, in aggregate, not less than 25% of all Partnership Interests in the New Operating LP. Each limited partner will be entitled to one vote for each 1% Partnership Interest held. The General Partner will be entitled to one vote in its capacity as General Partner. A quorum will consist of one or more limited partners present in person or represented by proxy and representing not less than 25% of the Partnership Interests in the New Operating LP, except that at a meeting called to consider an extraordinary resolution of the New Operating LP, quorum will consist of one or more Limited Partners present in person or represented by proxy and representing not less than 50% of the Partnership Interests in the New Operating LP. If a quorum is not present at a meeting within 30 minutes after the time fixed for the meeting, the meeting, if convened pursuant to a request of partners, will not be cancelled, but otherwise will be adjourned to a date not less than 10 and not more than 21 days after the original date for the meeting as is determined by the chair of the meeting. The partners present in person or by proxy at any adjourned meeting will constitute a quorum for the transaction of any business that might have been dealt with at the original meeting in accordance with the notice calling same, with the exception of any adjourned meeting to remove the General Partner, in which case there must be one limited partner present in person and holding or representing by proxy at least 50% of the Partnership Interests in the New Operating LP. Reference should be made to the limited partnership agreements for further details.

Amendments

The limited partnership agreements may only be amended in writing and with the consent of the limited partners given by extraordinary resolution, but any amendment to the provisions of the limited partnership agreements dealing with powers to amend the limited partnership agreements may be made only with the unanimous consent of the partners. However, no amendment may be made to a limited partnership agreement which would have the effect of reducing a partner's share of the income or assets of the New Operating LP, reducing the interest in the New Operating LP of the partners (unless all of the partners consent thereto), changing in any manner any allocation for tax purposes, changing the liability of any limited partner, allowing any limited partner to exercise control over or management of the business of the New Operating LP, changing the right of a limited partner or the General Partner to vote at any meeting, or changing the New Operating LP from a limited partnership to a general partnership. In addition, no amendment to a limited partnership agreement that would have the effect of adversely affecting the rights and obligations of the General Partner will become effective before 60 days after the date of the meeting at which such amendment was adopted, unless the General Partner consents to an earlier date.

The General Partners will be entitled to make certain amendments to the limited partnership agreements without notice to or consent of the limited partners if such amendments are, in the opinion of the General Partners, based on the New Operating LP's counsel's recommendation, for the protection or benefit of the limited partners or the New Operating LPs, for the purpose of curing an ambiguity or for the purpose of correcting or supplementing any provision which may be defective or inconsistent with another provision. Such amendments may only be made if they will not materially adversely affect the rights of any limited partner. The General Partners may also make amendments to the limited partnership agreements without notice to or consent of the limited partners if such amendments are for the purpose of reflecting the admission, substitution, withdrawal or removal of limited partners; changes that, in the sole discretion of the General Partners, are reasonable and necessary or appropriate to qualify or continue the qualification of the New Operating LPs as limited partnerships in which the limited partners have limited liability under applicable laws; or changes that, in the sole discretion of the General Partners, are reasonable and necessary or appropriate to enable limited partners to take advantage of, or not be detrimentally affected by, changes in the Tax Act or other taxation laws.

RISK FACTORS

An investment in New Fund and its subsidiaries should be considered highly speculative due to the nature of New Fund's activities. The following is a summary of certain risk factors relating to the activities of New Fund and its subsidiaries and the ownership of New Units which prospective investors should carefully consider before making an investment decision relating to New Units. See also the risk factors contained in the Annual Information Form of the Fund dated March 31, 2005 (the "AIF") which section is hereby incorporated by reference *mutatis mutandis*. A prospective investor should carefully consider all such risk factors. An investment in New Units

should only be made by Persons who can afford a significant or total loss of their investment. Unless the context otherwise requires, references to New Fund should be read to include New Fund and its subsidiaries.

Risks Relating to the Business

Environmental, Health and Safety Regulation

New Fund's operations, past and present, are subject to federal, provincial, state, municipal and local statutes, regulations and by-laws and other requirements with respect to workers' health and safety and environmental matters in both Canada and the United States.

Environmental legislation, orders, permits, approvals, common law and other requirements impose obligations relating to, among other things: the release of substances into the natural environment; the production, processing, preparation, handling, storage, transportation, disposal, and management of substances; and the prevention and remediation of environmental impacts such as the contamination of soil and water. As a result of these requirements, the operations and ownership of the Foremost Business carry a risk of environmental liability (including potential civil actions, compliance or remediation orders, fines and other penalties).

Workers' health and safety legislation and other requirements impose a number of obligations on the New Operating LPs.

Foreign Exchange Exposure

A substantial portion of the Foremost Business is conducted in foreign markets with the U.S. dollar as the negotiating currency. These transactions include sales of products and the purchase of parts and components required to manufacture products. This dependence on U.S. currency for both sales and purchases exposes the business to risks of currency fluctuations. Exchange rate fluctuations are beyond New Fund's control and there can be no assurance that such fluctuations will not have a material adverse effect on reported results.

International Scope of Operations

From time to time, a major portion of revenue is earned from foreign customers susceptible to political and economic forces. Associated risks are mitigated for larger contracts with contractual credit terms that require a considerable cash deposit and/or letter of credit to guarantee payment of contract amounts. Additionally, in many cases, the New Operating LPs utilize the Export Development Corporation ("EDC") to insure foreign contracts and receivables. However, if a situation requires reliance on EDC coverage, realization can be significantly postponed and may be less than total contract amounts.

Dependence on the Energy and Mining Industries

The products of the Foremost Business are sold to customers that operate in industries that can experience extreme deviations in activity. The dependence of the Foremost Business on customers in these industries exposes it to potentially erratic revenue from year to year.

Development of New Products

From time to time, the Foremost Business develops new products of a specialized nature that have inherent risks. The major risks include:

- technical risk that either the product does not perform as desired or unacceptable reliability issues render the new product un-merchantable; and
- supplier risk that required modules, components and engines procured from third party vendors, do not perform in an acceptable manner, thereby having an adverse impact on marketability of such new products and the Foremost Business' product liability.

Product Liability

The Foremost Business is subject to potential product liabilities connected with its operations, including liabilities and expenses associated with product defects. These business operations have product liability and other insurance coverage that management of New Fund believes is generally in accordance with the market practice in its industry, but there can be no assurance that the Foremost Business will always be adequately insured against all such potential liabilities.

Fixed Price Contracts

The New Fund Operating LPs enter into fixed price manufacturing contracts based upon estimates of technical risks and total production costs. These estimates, if materially inaccurate, can result in potentially large losses related to fulfilling the New Fund Operating LPs' contractual obligations.

Competitive Environment

There can be no assurance that the Foremost Business will be able to compete successfully against its current or future competitors, or that such competition will not have a material adverse effect on the financial condition and results of operations of the Foremost Business. For additional information regarding the competitive environment in which the New Operating LPs operate, refer to "*The Business – Market Overview – Competition*" in the AIF of the Fund.

Reliance on Key Personnel

The Foremost Business is dependent on the abilities, experience and efforts of its senior management. If any of these persons become unable or unwilling to continue their employment, that may have a material adverse effect on New Fund's financial condition, results of operations and business prospects.

Uninsured and Underinsured Losses

The Administrator obtains and maintains, at all times, insurance coverage in respect of potential liabilities of the Foremost Business and the accidental loss of value of the assets from risks, in amounts, with such insurers, and on such terms as the Administrator considers appropriate, taking into account all relevant factors including the practices of owners of similar assets and operations. Management of the Administrator believes that the maintained insurance coverage amounts are sufficient to repair or replace any assets physically damaged or destroyed, including coverage for resultant business interruption losses, or extra expenses sustained, and to cover claims for bodily injury or property damage arising out of assets or operations. However, not all risk factors are covered by insurance, and no assurance can be given that insurance will be consistently available on an economically feasible basis or that the amounts of insurance will at all times be sufficient to cover each and every loss or claim that may occur involving the assets of the New Fund or the Foremost Business.

Source of Supply of Raw Material and Third Party Components

Significantly, all raw material and third party components required for the manufacturing of products by the New Fund Operating LPs can be procured from multiple sources at competitive prices. Certain third party components are not readily available "off-the-shelf" and are subject to significant lead-times from suppliers. These lead times may cause delays in the production of products that may result in cost overruns and/or trigger penalty payments to customers. The New Fund Operating LPs will endeavor to confirm price and delivery for all critical components prior to entering into contracts with customers.

Risks Relating to an Investment in New Fund

Dependence on the Foremost Business

New Fund will initially be entirely dependent on the operations and assets of the Foremost Business through its direct or indirect ownership of the partnership interests in the New Operating LPs. Accordingly, the cash and other distributions to the Unitholders will be dependent on the ability the operational businesses to make cash distributions or other distributions to the New Fund.

Distributions Are Not Guaranteed and Will Fluctuate with the Operational Performance

There can be no assurance regarding the amounts of income that will be generated by the operational businesses and paid to the New Fund. The actual cash amount distributed in respect of the New Units will depend upon numerous factors, including profitability, determination of taxable income and taxes payable, fluctuations in working capital, the sustainability of margins and capital expenditures as well as the actual cash amount distributed from the operational businesses to New Fund.

Nature of Trust Units

Units of mutual fund trusts such as the New Units are hybrids in that they share certain attributes common to both equity common shares and debt instruments. The New Units do not represent a direct investment in the Foremost Business and should not be viewed by investors as ownership interest in the operational businesses or their subsidiaries. Holders of New Units will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The New Units represent a fractional interest in New Fund. The price per New Unit is a function of anticipated distributable income.

Distribution of Partnership Interests on Redemption or Termination of New Fund

Upon a redemption of New Units or termination of the New Fund, the New Fund Trustees may distribute partnership units in the New Operating LPs directly to the holders of New Units, subject to obtaining all required regulatory approvals. There is currently no market for such partnership units. Partnership units so distributed may not be qualified investments for Exempt Plans, depending upon the circumstances at the time.

Restrictions on Potential Growth

The payout by New Fund of significant cash in any year will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of such funds could limit New Fund's future growth, and cash flow.

Investment Eligibility

The New Fund Trustees will seek to ensure that the New Units are qualified investments for Exempt Plans. There can be no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time. If New Fund ceases to qualify at any relevant time as a "mutual fund trust" under the Tax Act, the New Units will cease to be qualified investments for Exempt Plans. Where at the end of any month an Exempt Plan holds New Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the New Units at the time such New Units were acquired by the Exempt Plan. In addition, where a trust governed by an RRSP holds New Units, that are not qualified investments, the trust will become taxable on its income attributable to the New Units while they are not qualified investments. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, it may also be subject to taxation under Part XII.2 of the Tax Act to the extent New Units are held by non-resident persons.

Potential Conflicts of Interest

There may be situations in which the interests of the Administrator or one of the New Fund Trustees will conflict with those of holders of the New Units. The New Fund Trustees will not carry on their activities on behalf of New Fund on a full time basis and, when acting on behalf of others, may at times act in contradiction to or in competition with the interests of holders of the New Units. In resolving any conflicts, decisions will be made on a basis consistent with the objectives and funds of each group of interested parties and the time limitations on investment of such funds, all consistent with the duty of the New Fund Trustees to deal fairly and in good faith with each such group of persons. In the event that the interests of the New Fund Trustees are in conflict with those of holders of the New Units, the New Fund Trustees are obliged to make decisions acting in good faith, having regard to the best interests of holders of New Units and in a manner that would not contravene their fiduciary obligations to holders of the New Units.

Circumstances may arise where the New Fund Trustees or members of the Board of the Administrator serve as Directors or officers of corporations which are in competition to the interests of New Fund. No assurances can be given that opportunities identified by the New Fund Trustees or by such board members of the Administrator will be provided to New Fund.

Changes in Income Tax Laws Relating to Income Trusts

On November 23, 2005, the Minister of Finance responded to concerns regarding income trusts and other flow-through entities by announcing a reduction in personal income taxes on dividends. These proposals are not, however, yet in force and it is unclear whether they will survive the next federal election. Earlier proposals had included the levying of a refundable tax on mutual fund trusts and, while the Minister of Finance has stated he does not intend to implement such a tax at this time, it is possible that such a tax may be implemented in the future.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Information Circular including this Appendix C, none of the directors, officers or principal shareholders of New Fund and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects New Fund or any of its affiliates.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of New Fund, or any of their associates, to New Fund, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the New Fund.

MATERIAL CONTRACTS

The only material contracts entered into by New Fund during the past two years or to which any of them will become a party on or prior to the Closing Date, other than during the ordinary course of business, are as follows:

1. the New Fund Deed;
2. the Reorganization Agreement; and
3. the Management Agreement between the Administrator and New Fund.

EXPERTS

Certain legal matters in connection with the Reorganization will be passed upon on behalf of the Fund, Holdings Trust, Foremost LP, Universal LP, New Fund, Commercial Trust and the New Operating LPs by Bennett Jones LLP. As of the date hereof, the partners and associates of Bennett Jones LLP hold less than 1% of the outstanding Units.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the New Fund are Grant Thornton LLP, Chartered Accountants, Sun Life Plaza - East Tower, 1000, 112 – 4th Avenue S.W.; Calgary, Alberta, T2P 0H3. Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario, will be the registrar and transfer agent for the New Units.

SCHEDULE A – PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF NEW FUND

SCHEDULE B – BALANCE SHEET OF NEW FUND

SCHEDULE A – PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS
OF NEW FUND

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

Compilation Report

To Board of Trustees of
Foremost Industries Income Fund

We have read the accompanying unaudited consolidated pro forma balance sheet of Foremost Income Fund as at September 30, 2005 and the unaudited pro forma consolidated statements of income for the year ended December 31, 2004 and the nine months ended September 30, 2005, and have performed the following procedures:

1. Compared the figures in the column captioned Foremost Industries Income Fund on the pro forma consolidated statement of income for the year ended December 31, 2004 to the audited financial statements of Foremost Industries Income Fund for the year ended December 31, 2004 and found them to be in agreement.

2. Compared the figures in the columns captioned Foremost Industries Income Fund on the pro forma consolidated balance sheet and on the pro forma consolidated statement of income for the nine month period ended September 30, 2005 to the unaudited financial statements of the Foremost Industries Income Fund as at and for the nine months ended September 30, 2005 and found them to be in agreement.

3. Made enquiries of certain officials of Foremost Industries Income Fund who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro-forma financial statements comply as to form in all material respects with Canadian Securities legislation.

The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro-forma financial statements comply as to form in all material respects with Canadian Securities legislation except as described in note 3(c) to the pro forma financial statements.

4. Read the notes to the pro-forma financial statements and found them to be consistent with the basis described to us for determination of the pro-forma adjustments.

5. Recalculated the application of the pro-forma adjustments to the amounts in the columns captioned "Foremost Industries Income Fund" as at and for the year ended December 31, 2004 and the nine months ended September 30, 2005, and found the amounts in the column captioned "Pro forma Foremost Income Fund" to be arithmetically correct.

The pro forma financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore take no representation about the sufficiency of the procedures for the purposes of a reader of such statement.

Grant Thornton LLP

Calgary, Canada
November 29, 2005

Chartered Accountants

Suite 1000
112 – 4th Avenue SW
Calgary, Alberta
T2P 0H3
T (403) 260-2500
F (403) 260-2571
E Calgary@GrantThornton.ca
W www.GrantThornton.ca

Foremost Income Fund
Pro forma Consolidated Balance Sheet

Unaudited – See Compilation Report
(000's)
September 30, 2005

		Foremost Industries Income Fund		Foremost Income Fund		Pro forma Adjustments	Notes		Pro forma Foremost Income Fund
Assets									
Current									
Cash	$	-	$	1				$	1
Accounts receivable		38,804		-					38,804
Inventories		55,159		-					55,159
		93,963		1					93,964
Property, plant and equipment		29,295		-					29,295
Intangible assets		1,848		-					1,848
Goodwill		8,739		1					8,739
	$	133,845	$	1				$	133,846
Liabilities and Unitholders' Equity									
Current									
Bank indebtedness	$	33,747	$	-	$	350	3(b)	$	34,097
Accounts payable and accrued liabilities		22,167		-					22,167
Customer contract deposits		15,848		-					15,848
Current portion of long-term debt		135		-					135
		71,897		-					72,247
Long-term debt		43		-					43
		71,940		-		(61,905)	3(a)		72,290
						61,905	3(a)		
Unitholders' equity		61,905		1		(350)	3(b)		61,556
	$	133,845	$	1				$	133,846

See accompanying notes to the pro-forma consolidated financial statements.

Foremost Income Fund
Pro forma Consolidated Statement of Income

Unaudited – See Compilation Report
(000's)
For the Nine Month Period Ended September 30, 2005

	Foremost Industries Income Fund	Pro forma Adjustments	Notes	Pro forma Foremost Income Fund
Revenue	$ 139,906			$ 139,906
Cost of sales	108,954			108,954
	30,952			30,952
Expenses				
Selling, general and administrative	10,099			10,099
Interest	968			968
Amortization	2,013			2,013
Foreign exchange loss	175			175
Reorganization costs	-	350	3(b)	350
	13,255			13,605
Operating income	17,697			17347
Gain on disposal of property, plant and equipment	29			29
Net income	$ 17,726			$ 17,376
Earnings per trust unit				
Basic	$ 0.95			$ 0.92
Diluted	$ 0.92			$ 0.90

See accompanying notes to the pro-forma consolidated financial statements.

116

Foremost Income Fund
Pro forma Consolidated Statement of Income

Unaudited – See Compilation Report
(000's)
For the Year Ended December 31, 2004

	Foremost Industries Income Fund	Pro forma Adjustments	Notes	Pro forma Foremost Income Fund
Revenue	$ 160,752			$ 160,752
Cost of sales	125,248			125,248
	35,504			35,504
Expenses				
Selling, general and administrative	12,191			12,191
Interest	755			755
Amortization	2,105			2,105
Foreign exchange loss	262			262
Reorganization costs	-	350	3(b)	350
	15,313			15,663
Operating income	20,191			19,841
Gain on disposal of property, plant and equipment	105			105
Net income	$ 20,296			$ 19,946
Earnings per trust unit				
Basic	$ 1.09			$ 1.07
Diluted	$ 1.05			$ 1.03

See accompanying notes to the pro-forma consolidated financial statements.

1. The Fund and New Fund

Foremost Income Fund (the "New Fund") is an unincorporated, open ended, investment fund established under the laws of the Province of Alberta, created to indirectly acquire and hold the operations of Foremost Industries Income Fund (the "Fund") pursuant to the proposed reorganization (the "Reorganization").

2. Basis of presentation

The accompanying pro forma consolidated balance sheet as at September 30, 2005 and the pro forma consolidated statements of income for the year ended December 31, 2004 and for the nine month period ended September 30, 2005 have been prepared by the management of the Fund in accordance with Canadian generally accepted accounting principles.

The pro forma consolidated balance sheet and the pro forma consolidated statement of income may not be indicative of the results that would have occurred if the reorganization had been in effect on the dates indicated or of the financial results that may result in the future.

The pro forma consolidated balance sheet of the Fund as at September 30, 2005 and the pro forma consolidated statement of income for the nine month period ended September 30, 2005 have been prepared with information derived from the unaudited consolidated financial statements of the Fund and the adjustments and assumptions outlined below. The pro forma consolidated statement of income for the year ended December 31, 2004 has been prepared with the information derived from the audited consolidated financial statements of the Fund and adjustments outlined below. The accounting policies used in the preparation of the pro forma financial statements are those disclosed in the audited consolidated financial statements of the Fund.

The pro forma consolidated financial statements should be read in conjunction with the audited consolidated statements of the Fund.

3. Pro forma consolidated balance sheet and the pro forma consolidated statements of income of the New Fund

The pro forma consolidated balance sheet of New Fund as at September 30, 2005 has been prepared as if the proposed transactions had taken place on September 30, 2005.

The pro forma consolidated statements of income of New Fund for the year ended December 31, 2004 and the nine month period ended September 30, 2005 have been prepared as if the reorganization had occurred on January 1, 2004 and January 1, 2005, respectively.

The pro forma statements give effect to the following assumptions and adjustments:

3. Pro forma consolidated balance sheet and the pro forma consolidated statements of income of the New Fund (Continued)

(a) Pursuant to the Reorganization, a new publicly traded income fund, New Fund, will acquire all of the existing assets and business operations presently conducted by the Fund and its subsidiary entities. The Reorganization will result in the unitholders of the Fund receiving one trust unit of New Fund for each unit of the Fund presently held. Unitholders' equity includes New Fund Units to be issued under the proposed reorganization. No unit options are assumed to be exercised prior to the effective date of the reorganization. The weighted average number of units are 18,725,682 (diluted – 19,322,894) for the nine months ended September 30, 2005 and 18,612,375 (diluted – 19,277,847) for the year ended December 31, 2004.

(b) Costs relating to the Reorganization are estimated at $350,000.

(c) The pro forma statement of income for the year ended December 31, 2004 has not been adjusted to reflect the results of operations of the significant business acquisition by the Fund of the assets and operations of Corlac in 2004 as if that acquisition had taken place at the beginning of fiscal year as required by Canadian securities legislation as the Fund has received exemptive relief from this requirement from all the applicable securities regulators in Canada.

SCHEDULE B – BALANCE SHEET OF NEW FUND

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

Auditors' Report

To the Trustees of
Foremost Income Fund

We have audited the balance sheet of **Foremost Income Fund (the "Fund")** as at November 12, 2005. This statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on the statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statement of the Fund presents fairly, in all material respects, the financial position of the Fund as at November 12, 2005, in accordance with Canadian generally accepted accounting principles.

Grant Thornton LLP

Calgary, Alberta
November 29, 2005

Chartered Accountants

112 - 4th Avenue SW
Calgary, Alberta
T2P 0H3
T (403) 260-2500
F (905) 260-2571
E Calgary@GrantThornton.ca
W www.GrantThornton.ca

Foremost Income Fund
Balance Sheet
November 12, 2005

Assets

Current

Cash	**$ 110**

Unitholders' Equity

Unitholders' Equity	**$ 110**

See accompanying notes

Approved on behalf of the Trustees,

(signed) James T. Grenon___, Trustee

(signed) Craig Bell_________, Trustee

Foremost Income Fund
Notes to Financial Statement
November 12, 2005

1. The Fund

Foremost Income Fund (the "New Fund") is an open-ended unit trust established by a Deed of Trust under the laws of the Province of Alberta dated November 12, 2005.

2. Unitholders' Equity

(a) Authorized
An unlimited number of Fund units.

(b) Issued

	Number	Amount
Initial contribution		$100
Issued to Initial Unitholder	1	10
Balance at November 12, 2005	1	$110

3. Proposed Reorganization

On November 10, 2005, Foremost Industries Income Fund (the "Fund") announced that its Trustees unanimously approved a proposed reorganization (the "Reorganization") into a new publicly-traded income fund whereby the New Fund will acquire all of the existing assets and business operations presently conducted by the Fund and its subsidiary entities. The Reorganization will result in unitholders of the Fund receiving one trust unit of the New Fund for each unit of the Fund held. The Reorganization is subject to regulatory approval and the approval of at least 66 2/3% of the votes cast by the Funds unitholders at a special meeting of the Fund to be held December 28, 2005.

APPENDIX D

DEFINITION OF "DESIGNATED BENEFICIARY"

Pursuant to the Proposed Amendments, the term "designated beneficiary" will be defined in subsection 210(1), which provides as follows:

210. (1) Definitions -- The following definitions apply in this Part.

"**designated beneficiary**", under a particular trust at any time, means a beneficiary, under the particular trust, who is at that time

(a) a non-resident person;

(b) a non-resident owned investment corporation;

(c) a person who is, because of subsection 149(1), exempt from tax under Part I on all or part of their taxable income and who acquired an interest as a beneficiary under the particular trust after October 1, 1987 directly or indirectly from a beneficiary under the particular trust except if

(i) the interest was, at all times after the later of October 1, 1987 and the day on which the interest was created, held by persons who were exempt from tax under Part I on all of their taxable income because of subsection 149(1), or

(ii) the person is a trust, governed by a registered retirement savings plan or a registered retirement income fund, who acquired the interest, directly or indirectly, from an individual or the spouse or common-law partner, or former spouse or common law partner, of the individual who was, immediately after the interest was acquired, a beneficiary under the trust governed by the fund or plan;

(d) another trust (referred to in this paragraph as the "other trust") that is not a testamentary trust, a mutual fund trust or a trust that is exempt because of subsection 149(1) from tax under Part I on all or part of its taxable income, if any beneficiary under the other trust is at that time

(i) a non-resident person,

(ii) a non-resident-owned investment corporation,

(iii) a trust that is not

(A) a testamentary trust,

(B) a mutual fund trust,

(C) a trust that is exempt because of subsection 149(1) from tax under Part I on all or part of its taxable income, or

(D) a trust

(1) whose interest, at that time, in the other trust was held, at all times after the day on which the interest was created, either by it or by persons who were exempt because of subsection 149(1) from tax under Part I on all of their taxable, and

(2) none of the beneficiaries under which is, at that time, a designated beneficiary under it, or

(iv) a person or partnership that

(A) is a designated beneficiary under the other trust because of paragraph (c) or (e), or

(B) would be a designated beneficiary under the particular trust because of paragraph (c) or (e) if, instead of being a beneficiary under the other trust, the person or partnership were at that time a beneficiary, under the particular trust, whose interest as a beneficiary under the particular trust were

(1) identical to its interest (referred to in this clause as the "particular interest") as a beneficiary under the other trust,

(2) acquired from each person or partnership from whom it acquired the particular interest, and

(3) held, at all times after the later of October 1, 1987 and the day on which the particular interest was created, by the same persons or partnerships that held the particular interest at those times; or

(e) a particular partnership any of the members of which is at that time

(i) another partnership, except if

(A) each such other partnership is a Canadian partnership,

(B) the interest of each such other partnership in the particular partnership is held, at all times after the day on which the interest was created, by the other partnership or by persons who were exempt because of subsection 149(1) from tax under Part I on all of their taxable income,

(C) the interest of each member, of each such other partnership, that is a person exempt because of subsection 149(1) from tax under Part I on all or part of its taxable income was held, at all times after the day on which the interest was created, by that member or by persons who were exempt because of subsection 149(1) from tax under Part I on all of their taxable income, and

(D) the interest of the particular partnership in the particular trust was held, at all times after the day on which the interest was created, by the particular partnership or by persons who were exempt because of subsection 149(1) from tax under Part I on all of their taxable income,

(ii) a non-resident person,

(iii) a non-resident-owned investment corporation,

(iv) another trust that is, under paragraph (d), a designated beneficiary of the particular rust or that would, under paragraph (d), be a designated beneficiary of the particular trust if the other trust were at that time a beneficiary under the particular trust whose interest as a beneficiary under the particular trust were

(A) acquired from each person or partnership from whom the particular partnership acquired its interest as a beneficiary under the particular trust, and

(B) held, at all times after the later of October 1, 1987 and the day on which the particular partnership's interest as a beneficiary under the particular trust was created, by the same persons or partnerships that held that interest of the particular partnership at those times, or

(v) a person exempt because of subsection 149(1) from tax under Part I on all or part of its taxable income except if the interest of the particular partnership in the particular trust was held, at all times after the day on which the interest was created, by the particular partnership or by persons who were exempt because of subsection 149(1) from tax under Part I on all of their taxable income.



PROXY

Solicited on behalf of Foremost Industries Income Fund for the Special Meeting of Unitholders to be held on December 28, 2005

The undersigned holder of Common Trust Units ("Unitholder") of Foremost Industries Income Fund ("the Fund"), hereby appoints James T. Grenon, a trustee of the Fund, or failing him, Craig Bell, a director and officer of Foremost Industries Inc. (both of Calgary, Alberta) or instead of either of the foregoing ____________________________________, of ____________________________ as proxyholder, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Special Meeting ("the Meeting") of unitholders of the Fund ("Unitholders") to be held on the 28th day of December, 2005, and at any adjournment thereof, to the same extent and with the same power as if the undersigned were present at the said Meeting or any adjournment thereof, and in every poll which may take place in consequence thereof upon the matters which may come before the Meeting, and the undersigned hereby revokes any prior proxy appointing a proxyholder for the undersigned at the meeting or any adjournment thereof.

The proxyholder identified above is instructed to vote as specified below:

1. FOR π, or AGAINST π the adoption of the extraordinary resolution, the full text of which is set out as Appendix A to the information circular and proxy statement dated November 29, 2005 (the "Information Circular"), to approve a reorganization involving the Fund, Foremost Holdings Trust, Foremost Ventures Trust, Foremost Universal Limited Partnership, Foremost Industries Limited Partnership, Foremost Income Fund, Foremost Commercial Trust, Foremost Industries LP, Foremost Universal LP, and Unitholders, all as more particularly described in the Information Circular.

2. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

The Common Trust Units represented by this proxy will be voted as specified by the Unitholder, but if no specification is made, they will be voted FOR the resolutions referred to in item 1 above.

Management knows of no matters to come before the Meeting of Unitholders other than the matters referred to in the Notice of Meeting. However, it should be noted that this Form of Proxy is a discretionary proxy and the persons named herein are authorized to vote in accordance with their discretion with respect to any amendments or variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting or any adjournment(s) thereof.

- PLEASE TURN OVER -

Dated this ______ day of ______________, 2005.*

____
Signature of Unitholder **

____
Please Print Name

____
Number of Common Trust Units Held

* If this form of proxy is not dated, it is deemed to bear the date on which it is mailed on behalf of the Fund.

** This form of proxy must be dated and signed by the Unitholder or his attorney in writing, or if the Unitholder is a body corporate, it must be executed under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc., should indicate and provide satisfactory evidence of such authority.

A Unitholder has the right to appoint a proxyholder other than the persons designated in this form of proxy as his or her nominee to attend and act for him and on his behalf at the Meeting. To exercise such right, the Unitholder should insert the name of the nominee in the blank space provided for that purpose on the flip side of this form of proxy or should complete another form of proxy.

Unitholders who are unable to attend the Meeting are requested to complete this form of proxy and return it to Computershare Trust Company of Canada, the transfer agent for the Trust ("Computershare"), in person or by mail to 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department (a self-addressed envelope is enclosed) or by Fax: 1 (866) 249-7775, no later than 12:00 noon (Toronto time) on Friday, December 23, 2005 or, if the Meeting is adjourned, 48 hours prior to the date of the adjourned Meeting (excluding Saturdays, Sundays and holidays).

THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS FOR USE ONLY IN CONNECTION WITH THE REORGANIZATION INVOLVING FOREMOST INDUSTRIES INCOME FUND, FOREMOST HOLDINGS TRUST, FOREMOST VENTURES TRUST, FOREMOST UNIVERSAL LIMITED PARTNERSHIP, FOREMOST INDUSTRIES LIMITED PARTNERSHIP, FOREMOST INCOME FUND, FOREMOST COMMERCIAL TRUST, FOREMOST INDUSTRIES LP, FOREMOST UNIVERSAL LP AND UNITHOLDERS OF FOREMOST INDUSTRIES INCOME FUND


FOREMOST

LETTER OF TRANSMITTAL AND ELECTION FORM

FOR HOLDERS OF COMMON TRUST UNITS of FOREMOST INDUSTRIES INCOME FUND

FOR YOUR ELECTION TO BE VALID, THIS LETTER OF TRANSMITTAL AND ELECTION FORM MUST BE SUBMITTED ON OR BEFORE 12:00 NOON (TORONTO TIME) ON DECEMBER 23, 2005 OR, IF THE MEETING IS ADJOURNED, 48 HOURS PRIOR TO THE DATE OF THE ADJOURNED MEETING (THE "ELECTION DEADLINE").

Please read the Instructions set out below carefully before completing this Letter of Transmittal and Election Form.

TO: FOREMOST INDUSTRIES INCOME FUND, FOREMOST VENTURES TRUST, FOREMOST UNIVERSAL LIMITED PARTNERSHIP and FOREMOST INCOME FUND

AND TO: COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITORY

This Letter of Transmittal and Election Form is for use by holder(s) (the "Holder") of common trust units ("Units") of Foremost Industries Income Fund (the "Fund") in connection with the proposed reorganization (the "Reorganization") involving the Fund, Foremost Holdings Trust, Foremost Ventures Trust, Foremost Universal Limited Partnership, Foremost Industries Limited Partnership, Foremost Income Fund, Foremost Commercial Trust, Foremost Industries LP, Foremost Universal LP, and Unitholders of the Fund, the particulars of which are set out in the Information Circular and Proxy Statement ("Information Circular") of the Fund dated November 29, 2005. Capitalized terms used, but not defined in this Letter of Transmittal and Election Form, shall have the meanings given to them in the Information Circular. References to "you" in this Letter of Transmittal and Election Form are, in all cases, a reference to the Holder.

In order for this Letter of Transmittal and Election Form to be validly completed, you are required to complete each of the items indicated below that are applicable to you or to any beneficial holder on whose behalf you hold Units.

To avoid the imposition of tax under Part XII.2 of the *Income Tax Act* (Canada) (the "Tax Act"), Holders who would be "designated beneficiaries", within the meaning of the Tax Act, will not be permitted to participate in the Reorganization pursuant to the Option 2.

CONSIDERATION ELECTION

Pursuant to the Reorganization, the undersigned Holder of Units hereby elects to (**please check one of the following options**):

☐ OPTION 1 (FIRST STAGE DISPOSITION) – To have all of the Units held by the undersigned Holder acquired by Foremost Universal Limited Partnership in exchange for trust units of Foremost Income Fund ("New Units") on the basis of one (1) New Unit for each Unit held; OR

☐ OPTION 2 (SECOND STAGE DISPOSITION) – To receive, following the completion of a number of steps as set forth in the Information Circular, New Units on the basis of one (1) New Unit for each Unit held and to be allocated the Holder's *pro rata* share of the taxable income of Foremost Ventures Trust.

Non-Residents and Holders who would be "designated beneficiaries" (as defined in the Tax Act) must elect Option 1.

If you elect Option 2 you MUST complete Box C on page 5 of this Letter of Transmittal and Election Form. If you fail to complete Box C, you will be deemed to have elected Option 1. In completing Box C, you will be required to certify that you are not a person described in the definition of "designated beneficiary" contained in proposed subsection 210(1) of the Tax Act. **The conditions under which a particular Holder may constitute a designated beneficiary are detailed and you are urged to seek independent tax advice prior to making the certification required in Box C.**

If no election is made or the election is not properly made, you will be deemed to have elected Option 1.

HOLDERS WHO ELECT OPTION 2 MAY BE SUBJECT TO ADDITIONAL TAX AS COMPARED TO HOLDERS WHO ELECT TO PARTICIPATE IN OPTION 1 ABOVE. HOLDERS WHO ARE CONSIDERING TO ELECT OPTION 2 ARE URGED TO SEEK INDEPENDENT TAX ADVICE.

Management of the Fund may contact Holders who have elected Option 2 prior to the Closing Date to verify their election. Such Holders will be permitted to alter their election, if they determine to do so, by notice in writing given to the Fund or the Depository prior to the time of the Meeting.

DESCRIPTION OF UNITS TRANSMITTED

Certificate Number(s)	Name(s) and Address(es) of Registered Holder(s)	Number of Units
	TOTAL:	

(If space is not sufficient, please attach a list in the above form.)

☐ Some or all of my Unit certificates have been lost, stolen or destroyed. Please review item 10 of the instructions for the procedure to replace lost or destroyed certificates. (Check box if applicable).

If you hold Units on behalf of multiple beneficial holders, including persons who are Tax-Exempt Unitholders and are not Tax-Exempt Unitholders, <u>you must complete one copy of this Letter of Transmittal for each combination applicable to the beneficial holders on whose behalf you hold.</u>

The undersigned:

1. represents and warrants that the undersigned is the legal owner of the above listed Units and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, and has full power and authority to deliver such certificates;

2. represents and warrants that the Units listed above represent all of the Units beneficially owned, directly or indirectly, by the undersigned;

3. acknowledges receipt of the Information Circular dated November 29, 2005;

4. represents and warrants that the undersigned has full power and authority to make the above election and, unless the undersigned shall have revoked this election by notice in writing given to the Depository not later than 12:00 noon (Toronto time) on December 23, 2005 or, if the Meeting is adjourned, on or before the Business Day immediately prior to the date of such adjourned Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Units;

5. directs the Depository to issue or cause to be issued the New Units to which the undersigned is entitled on completion of the Reorganization in the name indicated below and to send the New Units to the address, or hold the same for pickup, as indicated in this Letter of Transmittal and Election Form, unless otherwise indicated under "*Special Registration Instructions*" or "*Special Delivery Instructions*" on the following page;

6. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Units for certificate(s) representing New Units; and

7. acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned.

Unless otherwise indicated under "*Special Registration Instructions*" or "*Special Delivery Instructions*" on the following page (in which case registration or delivery shall be made in accordance with those instructions), the certificate(s) for the New Units, shall be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on the Fund's Unit register). If the Reorganization is not completed and the Reorganization Agreement is terminated or the Fund terminates its obligations thereunder, the undersigned directs the Depository to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

Non-registered holders of Units should contact their nominee (i.e., broker, investment dealer, trust company, bank or other registered holder) which holds their Unit certificates on their behalf to arrange for their exchange.

Signature guaranteed by (if required under item 5 of the instructions):

____
Authorized Signature of Guarantor

____
Name of Guarantor (please print or type)

____
Address of Guarantor (please print or type)

Dated: ________________, 2005

____
Signature of Unitholder or Authorized Representative (see items 4 and 6 of the instructions)

____
Address of Unitholder

____

____
Telephone Number of Unitholder

____
Facsimile Number of Unitholder

____
Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

____
Name of Unitholder (please print or type)

____
Name of Authorized Representative, if applicable (please print or type)

____
Total Number of Units Held by the Unitholder

BOX A
SPECIAL REGISTRATION INSTRUCTIONS
(See Instruction 4)

To be completed only if the certificate(s) for the New Units are NOT to be issued in the name of the Holder.

In the Name of ______________________________
(please print)

Address: ______________________________
____
____
(include postal or zip code)

BOX B
SPECIAL DELIVERY INSTRUCTIONS
(See Instruction 4)

To be completed only if the certificate(s) for the New Units are to be sent to a name or an address other than the name and address of the Holder specified below the signature of the Holder.

In the Name of ______________________________
(please print)

Address: ______________________________
____
____
(include postal or zip code)

BOX C
TAX STATUS CERTIFICATION
To be completed by Holders who elect Option 2

I certify that:

☐ I am not a non-resident of Canada for purposes of the Tax Act.

☐ I am not a person who is a non-resident-owned investment corporation within the meaning of the Tax Act.

☐ I am not a person who is exempt from tax under Part 1 of the Tax Act pursuant to subsection 149(1) of the Tax Act.

☐ I am not a trust (other than a testamentary trust or a mutual fund trust) a beneficiary of which is a "designated beneficiary".

☐ I am not a partnership any member of which is a "designated beneficiary".

☐ I am not otherwise a person who would be a "designated beneficiary" within the meaning of proposed subsection 210(1) of the Tax Act.

______________________ ______________
Signature of Holder Date

NOTE: Failure to complete this Box will result in you being deemed to have elected Option 1. You are urged to obtain independent tax advice prior to providing the certification above.

BOX D
HOLD FOR PICK-UP

☐ Check here if the certificate(s) for the New Units are to be held for pick-up at the office of the Depository at which this Letter of Transmittal and Election Form is deposited.

BOX E

SUBSTITUTE FORM W-9

To be completed by U.S. Unitholders only (see Instruction 8)

Under penalties of perjury, I certify that:

1. The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the United States Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return.

______________________________ ______________________________

(Signature of Unitholder) **(Date)**

____

(Social Security Number or Taxpayer Identification Number)

NOTE: FAILURE TO COMPLETE THIS BOX OR TO PROVIDE THE FUND OR DEPOSITARY WITH A SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENT TO YOU PURSUANT TO THE OFFER.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN THE SPACE FOR THE "TAXPAYER IDENTIFICATION NUMBER" ON SUBSTITUTION FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable payments made to me thereafter will be withheld until I provide a number.

______________________________ ______________________________

(Signature of Unitholder) (Date)

INSTRUCTIONS

1. **Elections**

To receive New Units on completion of the Reorganization, holders of Units must deposit with the Depository (at one of the addresses specified on the last page hereof) on or before 12:00 noon (Toronto time) on December 23, 2005 or, if the Meeting is adjourned, 48 hours prior to the date of the adjourned Meeting (the "Election Deadline"), a duly completed Letter of Transmittal and Election Form indicating their election to exchange their Units together with the certificates representing those Units.

To avoid the imposition of tax under Part XII.2 of the *Income Tax Act* (Canada) (the "Tax Act"), Holders who would be "designated beneficiaries", within the meaning of the Tax Act, will not be permitted to participate in the Reorganization pursuant to Option 2.

Where no election is made or where the election is not properly made, the depositing Holder of Units will be deemed to have elected to exercise Option 1.

Unitholders who elect Option 2 may be subject to additional tax as compared to Unitholders who elect to participate in Option 1 above. Unitholders who are considering to elect Option 2 are urged to seek independent tax advice.

2. **Use of Letter of Transmittal and Election Form**

(a) This Letter of Transmittal and Election Form (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Units and all other documents required by the terms of the Reorganization must be received by the Depository at any of its offices specified on the back page of this document.

(b) The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificate(s) representing Units and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depository, at any of their offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. **Unitholders whose Units are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Units.**

3. **Special Registration and Delivery Instructions**

The boxes entitled "*Special Registration Instructions*" and "*Special Delivery Instructions*", as applicable, should be completed if the certificates for the New Units to be issued pursuant to the Reorganization are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal and Election Form; (b) sent to someone other than the person signing the Letter of Transmittal; (c) sent to the person signing the Letter of Transmittal and Election Form at an address other than that appearing below that person's signature; or (d) held by the Depository for pick-up. See also paragraph 5 "*Guarantee of Signatures*" below.

4. **Signatures**

This Letter of Transmittal and Election Form must be completed and signed by the Holder of Units or by such Holder's duly authorized representative (in accordance with paragraph 6 below).

(a) If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

(b) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Units or if the New Units are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 5 "*Guarantee of Signatures*" below.

5. **Guarantee of Signatures**

If this Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Units, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depository (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

6. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal and Election Form or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of the authority to act. The Depository, at its discretion, may require additional evidence of authority or additional documentation.

7. **Tax Status Certification**

Holders who elect Option 2 must complete the certification in Box C. You will be required to certify that you are not a person described in the definition of "designated beneficiary" contained in proposed subsection 210(1) of the Tax Act. **The conditions under which a particular Holder may constitute a designated beneficiary are detailed and you are urged to seek independent tax advice prior to making the certification required in Box C.**

8. **Substitute Form W-9**

Each U.S. Unitholder is required to provide the Depository with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9 which is provided in Box D, and to certify whether such Unitholder is subject to backup withholding of U.S. federal income tax. If a U.S. Unitholder has been notified by the Internal Revenue Service that such Unitholder is subject to backup withholding, such Unitholder must cross out item 2 of the Substitute Form W-9, unless such Unitholder has since been notified by the Internal Revenue Service that such holder is no longer subject to backup withholding. Failure to provide the information in the Substitute Form W-9 may subject a U.S. Unitholder to 28% federal income tax withholding on any payment to such Unitholder made in connection with the acquisition of such Unitholder's Units and a penalty which may be assessed against such Unitholder by the Internal Revenue Service. If a U.S. Unitholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such Unitholder should write "Applied For" in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If "Applied For" is written in the Substitute Form W-9 and the Depository is not provided with a TIN within 60 days, the Depository will withhold 28% on all payments to such Unitholder made in connection with the acquisition of such Unitholder's Units until a TIN is provided to the Depository.

9. **Miscellaneous**

(a) If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates for Units, additional certificate numbers and the number of Units represented thereby may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.

(b) If Units are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal and Election Form should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Unitholders by execution of this Letter of Transmittal and Election Form (or a copy thereof) waive any right to receive any notice by the Depository.

(d) The holder of the Units covered by this Letter of Transmittal and Election Form hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Letter of Transmittal and Election Form may be obtained on request and without charge from the Depository at any of their offices at the addresses listed on the back page of this document.

10. **Lost Certificates**

If a unit certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction. The Letter of Transmittal and Election Form must be properly completed and submitted in good order to the Depository on or prior to the Election Deadline. The Depository will respond with the replacement requirements. If a Unit certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depository so that they can contact you.

Offices of the Depository:

By Mail:

Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide Street E.
Toronto, ON, M5C 3H2

By Registered Mail, Hand or Courier

Toronto

Computershare Investor Services Inc.
9th Floor
100 University Avenue
Toronto, ON M5J 2Y1

Calgary

Computershare Investor Services Inc.
Watermark Tower
600, 530 - 8th Avenue S.W.
Calgary, AB T2P 3S8

Any questions or requests for assistance with respect to this Letter of Transmittal and Election Form may be directed to Computershare Investor Services Inc. at:

Toll Free Telephone: 1-800-564-6253
E-mail: corporateactions@computershare.com

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to the Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Foremost Income Fund concurrently with the filing of this Form CB.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 1, 2005.

FOREMOST INCOME FUND

By: [signature]
Name: CRAIG BORN
Title: TRUSTEE

EXHIBIT INDEX

Exhibit	Description
2.1	Annual Information Form dated March 31, 2005
2.2	Proxy Statement, Information Circular and Notice of Meeting dated May 9, 2005
2.3	Audited comparative consolidated financial statements of the Fund and the notes thereto as at and for the year ended December 31, 2004, together with the report of the auditors thereon
2.4	Audited comparative consolidated financial statements of the Fund and the notes thereto as at and for the year ended December 31, 2003, together with the report of the auditors thereon
2.5	Unaudited comparative consolidated financial statements of the Fund and the notes thereto as at and for the interim period ended September 30, 2005
2.6	Management's discussion and analysis of the financial results of the Fund for the year ended December 31, 2004 and the interim period ended September 30, 2005
2.7	Material change report of the Fund dated November 21, 2005 relating to the reorganization

EXHIBIT 2.1



FOREMOST INDUSTRIES INCOME FUND

ANNUAL INFORMATION FORM

Date: ***March 31, 2005***

DEFINITIONS

Capitalized terms in this Annual Information Form have the meanings set forth below:

"958499 Alberta" means 958499 Alberta Ltd., a wholly-owned subsidiary of Foremost LP, incorporated under the laws of the Province of Alberta.

"Administrator" means Foremost Industries Inc., a wholly-owned subsidiary of Holdings Trust, incorporated under the laws of the Province of Alberta.

"Board" means the Board of Directors of the Administrator.

"Business" and "Business Operations" means the business conducted by Foremost LP since the Plan of Arrangement became effective, which is the continuation of the business conducted by Old Foremost prior to the Plan of Arrangement. Business Operations also includes Foremost Universal Limited Partnership, which was established during 2003.

"Corlac" means Corlac Industries (1998) Ltd., the assets and business operations of which were purchased by Universal LP on July 1, 2004.

"Exempt Plans" means trusts governed by registered retirement savings plans, registered retirement income funds, registered educational savings plans and deferred profit sharing plans under the Tax Act.

"Foremost Cyprus" means Foremost (Cyprus) Limited, a wholly-owned subsidiary of 958499 Alberta, incorporated under the laws of the Republic of Cyprus.

"Foremost Drills" means Drill Systems, Inc., a wholly-owned subsidiary of Foremost Holdings, incorporated under the laws of the State of Nevada.

"Foremost GP" means Foremost Industries General Partnership.

"Foremost Holdings" means Foremost Holdings, Inc., a wholly-owned subsidiary of Foremost LP, incorporated under the laws of the State of Delaware.

"Foremost LP" means Foremost Industries Limited Partnership.

146

"Fund" means the Foremost Industries Income Fund.

"Holdings Trust" means Foremost Holdings Trust, established under the laws of the Province of Alberta.

"Holdings Trustees" means the Trustees of Holdings Trust.

"Mobile Drilling" means Mobile Drilling Company, Inc., a wholly-owned subsidiary of Foremost Holdings, incorporated under the laws of the State of Delaware.

"Old Foremost" means Foremost Industries Inc., incorporated under the laws of the Province of Alberta, as it existed and carried on business prior to the Plan of Arrangement.

"Operating LP's" means Foremost LP and Universal LP and their subsidiaries.

"Plan of Arrangement" means the plan of arrangement undertaken pursuant to the prior section 186 of the *Business Corporations Act* (Alberta), which was approved by the shareholders of Foremost Industries Inc. and the Court of Queen's Bench of Alberta on December 18, 2001 and filed under the *Business Corporations Act* (Alberta) on December 27, 2001.

"Plan of Arrangement IC" means the Notice of Special Meeting and Notice of Petition and Management Information Circular filed by Old Foremost on November 16, 2001.

"***Stettler***" means Stettler Universal Limited Partnership.

"SubCo" means 849192 Alberta Ltd., formerly a wholly-owned subsidiary of Old Foremost and incorporated under the laws of the Province of Alberta. Under the Plan of Arrangement, SubCo became amalgamated with Old Foremost and another predecessor company to form the Administrator.

"Tax Act" means the Income Tax Act (Canada).

"Trust Units" mean Common Trust Units of the Fund.

"Trustees" means the Trustees of the Fund.

"***Unitholders***" means the holders of the Trust Units.

"Universal Industries" is a division of Universal LP operating out of Lloydminster, Alberta.

"Universal LP" means Foremost Universal Limited Partnership.

"Ventures Trust" means the Foremost Ventures Trust, established under the laws of the Province of Alberta.

"Wilco" means Wilco Industries Ltd.

ORGANIZATION AND STRUCTURE OF FOREMOST INDUSTRIES INCOME FUND

The Fund

The Fund is an unincorporated open end mutual fund trust established under the laws of the Province of Alberta by a Declaration of Trust, made as of November 14, 2001, as amended and restated June 28, 2002.

The Fund was established to invest in securities of Foremost LP and in such other investments as determined by the Trustees. Foremost LP was established upon conversion of Foremost Partnership to a limited partnership pursuant to the Plan of Arrangement, effectively continuing the Business in the same manner and with the same personnel as the Business was formerly conducted by Old Foremost. Further particulars of the Plan of Arrangement, the Fund, Foremost LP and the Administrator can be found in the Plan of Arrangement, which was incorporated into previous Annual Information Forms The head office of the Fund is located at 1225 – 64th Avenue N.E., Calgary, Alberta T2E 8P9.

As an open-end trust, the Fund is not as restricted in the type of assets it holds or the type of acquisitions it undertakes in order to maintain its status under the Tax Act as a "unit trust" and as a "mutual fund trust" so long as a retraction right is attached to the Trust Units. As an open-end trust, the Business of the Fund can be expanded to such business that can be reasonably expected to provide distributions and long-term returns to holders of Trust Units.

The Fund either directly or indirectly owns a 99.9% limited partnership interest in Foremost LP and Universal LP and is allocated (either directly or indirectly) 99.9% of the taxable income generated from these interests. The Fund, as a limited partner of Foremost LP, does not participate in the management of Foremost LP. The Administrator owns the remaining interests in Foremost LP. The Administrator acts as the general partner for Foremost LP, and a subsidiary of the Administrator acts as the general partner of Universal LP. The business conducted by Foremost LP involves the design, manufacture, sales and service of heavy all-terrain vehicles and drilling equipment for the mineral exploration, waterwell, construction, transportation, energy and environmental industries and any other businesses which are related, ancillary or complementary thereto, and the business of Universal LP involves the manufacture of shop tanks, field tanks, and pressure vessel used within the energy and environmental industries.

The beneficial interests in the Fund are divided into interests of two classes: an unlimited number of "Common Trust Units" and 30,000 "Preferred Trust Units". The rights, limitations, restrictions and conditions attached to the Common Trust Units and the Preferred Trust Units are summarized in the Plan of Arrangement IC. No Preferred Trust Units have been issued, nor do the Trustees presently intend to issue any Preferred Trust Units. The Unitholders are the sole beneficiaries of the Trust and hold all of the issued and outstanding Common Trust Units.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Foremost LP or the Fund. As holders of Trust Units in the Fund, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Trust Units are "foreign property" for Exempt Plans and other persons subject to tax under Part XI of the Tax Act to December 31, 2003. Beginning January 1, 2004 Trust Units ceased to be treated as "foreign property".

The Fund's organizational structure is as follows:


Foremost Holdings Trust
("Holdings Trust")
Common Trust Unitholders
("Unitholders")
Foremost Industries
Income Fund
(the "Fund")
Managing Entity
Administrator
Universal Industries
(Foremost) Corp.
Foremost Industries Inc.
(General Partner for Foremost Industries LP)
"The Administrator"
Board of Trustees
Board of Directors
General Partner
(0.1% ownership)
Foremost Ventures Trust
"Ventures Trust"
Limited Partnership interest
(46.853% ownership)
Limited Partnership interest
(89.9% ownership)
General Partner
Operating Division
Foremost Universal Limited Partnership
("Foremost Universal LP")
General Partner
(.047% ownership)
Limited Partnership interest
(53% ownership)
Limited Partnership interest
Operating Division
Foremost Industries Limited Partnership
("Foremost LP")
Wilco Industries Ltd.
Stettler Universal Limited Partnership
Foremost Holdings, Inc.
958499 Alberta Ltd.

Foremost LP

Foremost LP was created pursuant to the laws of the Province of Alberta under the Plan of Arrangement as successor to a general partnership formed on March 1, 2001 under the *Partnership Act* (Alberta) with Old Foremost and SubCo as partners. Foremost LP owns the assets used by the Administrator in connection with its Canadian business operations. Further particulars of the Plan of Arrangement, the Fund and Foremost LP can be found in the Plan of Arrangement IC.

Foremost LP effectively continues the Business in the same manner and with the same personnel as the Business was formerly conducted by Old Foremost. Foremost LP carries on the Business directly and indirectly through four active subsidiaries: 958499 Alberta which, in turn, owns all of the shares of Foremost Cyprus, and Foremost Holdings which, in turn owns all of the shares of Mobile Drilling. Drill Systems Inc., a fifth subsidiary, became inactive in 1999.

Foremost Holdings

Foremost Holdings was incorporated under the *General Corporation Law (Delaware).* There are no issued and outstanding non-voting securities in the capital of Foremost Holdings.

Mobile Drilling

Mobile Drilling was incorporated pursuant to the laws of the State of Delaware under the *General Corporation Law*. The office of Mobile Drilling is located at: 3807 Madison Avenue, Indianapolis, Indiana USA 46227. Foremost Holdings owns all of the issued and outstanding Common Shares of Mobile Drilling. There are no issued and outstanding non-voting securities in the capital of Mobile Drilling.

958499 Alberta

958499 Alberta was incorporated pursuant to the *Business Corporations Act (Alberta)*. The registered office for 958499 Alberta is located at: 1225 – 64th Avenue N.E., Calgary, Alberta T2E 8P9. Foremost LP owns all the issued and outstanding Common Shares of 958499 Alberta. There are no issued and outstanding non-voting shares in the capital of 958499 Alberta.

Foremost Cyprus

Foremost Cyprus was incorporated pursuant to the *Companies Law (Cyprus)*. The office of Foremost Cyprus is located at: 701, 702 Nicosia Tower Centre / 36 Byron Avenue; 1682 Nicosia, Cyprus. 958499 Alberta owns all the issued and outstanding Common Shares of Foremost Cyprus. There are no issued and outstanding non-voting shares in the capital of Foremost Cyprus.

Universal LP

Universal LP was created by the registration of a Certificate of Partnership filed September 18, 2003, under the *Partnership Act* (Alberta). Universal LP was created by the Fund to hold the assets and operations purchased from Universal Industries Limited Partnership, a privately held business. Further details of this are in the Information Circular for Foremost's Special and Annual General Meeting of June 26, 2003.

Corlac

The assets and business operations of Corlac were purchased by the Fund through Universal LP on July 1, 2004. Corlac is now a division of Universal LP.

Stettler

Stettler was created by the registration of a Certificate of Partnership filed September 19, 2003 under the *Partnership Act* (Alberta).

The Administrator

The Administrator was established pursuant to the laws of the Province of Alberta under the Plan of Arrangement as a consequence of the amalgamation of Old Foremost and certain predecessor corporations. Further particulars of the Plan of Arrangement, the Fund, Foremost LP and the Administrator can be found in the Plan of Arrangement IC. The Administrator carries on business at 1225 64th Avenue NE., Calgary, Alberta T2E 8P9 from the same location as the Calgary operations of Old Foremost. Pat W. Breen, Glen E. Swail and Craig S. Bell are the Directors of the Administrator. All of the Directors and officers of the Administrator reside in Calgary, Alberta. The sole shareholder of the Administrator is Holdings Trust.

Pursuant to arrangements for administration of the Fund, the Administrator has agreed to act as administrator for the Fund, or arrange for the provision of services required in the administration of the Fund. The Administrator also provides investor relations services for the Fund, including the preparation and dissemination of information to investors as well as responding to investor inquiries.

The Trustees may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Fund, including (without limitation) fees of auditors, accountants, lawyers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Fund and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses properly incurred by the Trustees on behalf of the Fund shall be payable out of the assets of the Fund.

Pursuant to the terms of a management arrangement between the Administrator and the Fund, the Administrator supplies all management and operational personnel and incurs all operational expenses for the benefit of the Business Operations. The general duties of the Administrator under this management arrangement include all managerial and operational activities to ensure efficiency and profitability within the Business Operations, specifically including:

a) strategic, tactical and operational planning;

b) accounting and financial services, including negotiating banking and financing arrangements, preparation of financial statements and other financial reports, and assisting with tax matters;

c) negotiating and communicating with third parties, including customers, suppliers and government agencies with respect to contractual and other matters;

d) arranging external professional or non-professional services;

e) providing personnel including plant production, sales & marketing, finance & accounting, engineering, production management, field service and quality assurance personnel as required for the efficient and profitable continued Business Operations;

f) participating in evaluation and negotiation of potential acquisition prospects;

g) managing the manufacturing facilities and activities;

h) purchasing, warehousing and other material inventory functions;

i) managing the operations of foreign subsidiaries; and

j) all sales and marketing activities.

Holdings Trust

Holdings Trust is a trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust.

Ventures Trust

Ventures Trust is a trust established under the laws of the Province of Alberta pursuant to a Deed of Trust dated December 17, 2002.

THE BUSINESS

The business conducted by Foremost LP involves the design, manufacture, sale and servicing of heavy all-terrain vehicles and drilling equipment for use in the mineral exploration, waterwell, construction, transportation, energy, and environmental industries. Products and services are sold through Foremost LP's direct sales force and through agents and distributors throughout the world. Products and services are distributed from Foremost LP's two principal locations in Calgary, Alberta and Indianapolis, Indiana (Mobile Drilling). Products are primarily sold in Canada, the United States, Latin America and the former Soviet Union.

Mobile Drilling, based in Indianapolis, Indiana, provides drill rigs and spare parts for light truck mounted drills used in environmental and geo-technical applications. Foremost Cyprus provides sales, marketing and customer service for the Russian market through a head office in Nicosia, Cyprus and a branch sales office in Moscow, Russia.

General Development of the Business of the Fund

On July 1, 2003, the Fund acquired the assets and operations of Universal Industries Limited Partnership (now Foremost Universal LP), which included the business of Stettler for total consideration of cash, issuance of 1,100,000 Trust Units of the Fund, a note payable, the assumption of liabilities and a contingent consideration based upon earnings results for a five year period. On November 26, 2003, the Fund, through Universal LP, acquired all of the shares of Wilco.

On July 1, 2004, the Fund, through Universal LP, acquired all of the assets and business operations of Corlac.

The Fund now owns directly or indirectly, in conjunction with Ventures Trust, a 99.9% limited partnership interest in the Business Operations and is allocated 99.9% of the taxable income generated from these operations.

Market Overview

Foremost LP

The operation of Foremost LP involves the design, manufacture, sale and servicing of heavy, all-terrain vehicles and drilling equipment for use in the mineral exploration, waterwell, construction, transportation, energy, and environmental industries. The sale of these products and services is accomplished through Foremost LP's direct sales force and through agents and distributors throughout the world. Products are primarily sold in Canada, the United States, Latin America and the former Soviet Union, with some sales in other locations throughout the world.

A number of Foremost LP's standard products are low volume niche products that require custom engineering to support the customer's needs. Foremost LP also manufactures "engineered-to-order" special purpose drills on a proprietary basis for individual customers, particularly in the oil and gas sector.

Products and Services

Oilfield Equipment
(Revenues of $29.8 million in 2004; $9.1 million in 2003)
This business sector refers to the Coil Tubing Rig ("CTR") units that Foremost designs, manufactures and sells. These specialty drills are built to meet specific proprietary needs of customers within the oil and gas sector. These units are utilized in shallow oil and gas drilling applications. The CTRs had been included within the Drilling Rigs and Equipment business segment, prior to 2003. The number of CTRs completed in 2004 totalled fourteen, with four other CTRs at various stages of production at year end. This is in sharp contrast to 2003, where only six CTRs were produced.

Drills
(Revenues of $12.2 million in 2004; $14.7 million in 2003)
Foremost LP's drill rigs are designed and manufactured for use within: construction foundation and piling work, waterwell drilling, mineral exploration, geotechnical, and environmental sectors. The unique Dual Rotary (DR) line enables simultaneous drilling and casing through tough or unstable overburden. The Mobile line specializes in light truck-mounted drills for the environmental and geo-technical markets. Additional drill lines include the Explorer series of rigs with applications in shallow oil and gas, mineral exploration drilling, and the AP1000 for construction pile driving and the WS750 for all terrain mineral exploration. DR sales for the year declined to $8.6 million (twelve units) from $13.4 million (nineteen units) mainly due to the weakened U.S economy. The reduction was partially offset by the geotechnical and mineral exploration rig sales activity which rose to $3.6 million from $1.3 million. Sales activity for DR rigs in the upcoming year looks promising as there are seven confirmed orders at this early stage of 2005.

Parts and Service
(Revenues of $7.5 million in 2004; $8.4 million in 2003)
Foremost LP manufactures complementary products to its vehicles and drills, including: a line of proprietary drilling accessories, such as rotary deck bushings, cushion connectors and floating cushion subs; rod handling systems to automatically load and unload drill pipe; and spare parts for all vehicles and drills manufactured by Foremost LP. Foremost LP also provides refurbishment and maintenance services to customers for drills and vehicles at its Calgary manufacturing facility. Parts and service revenues generally correlate to the number of rigs that are working in the industry. Since there are more rigs produced by Foremost LP each year the expectation is for revenues to increase. Despite this, revenues decreased over the year largely as a result of the U.S. economy slowdown. Mobile observed a reduction in its parts and service revenue by $0.7 million from $5.0 million in 2003 to $4.3 million in 2004. In addition, part sales to Russia were substantially lower in 2004 than in 2003.

Tooling and Pipe
(Revenues of $8.6 million in 2004; $7.5 million in 2003)
Included within this business sector is reverse circulation drill pipe which is used in connection with mineral exploration and production; and environmental, waterwell and construction drilling. Revenues from this sector are mainly derived from the mineral exploration industry. The mineral exploration industry has seen a resurgence over the year, which, as mentioned in the Drills discussion above, has resulted in an increase in this year's revenues.

Vehicles
(Revenues of $3.8 million in 2004; $0.8 million in 2003)
Foremost LP's vehicle product line consists of approximately twenty different models, ranging in load capacity from five tons to seventy tons, designed for operation in sand, mud, swamp and snow where conventional equipment is ineffective. Contractors and end-users involved in oil exploration, pipelining, power-line construction, tourism or general freight handling use Foremost LP's vehicles to transport personnel and equipment or to convey auxiliary equipment, such as cranes, backhoes and drills. Basic

models are adapted to suit individual customer requirements. New products are introduced as new market opportunities are identified. Revenues for 2004 included four new vehicles, represented by two Husky 8s and two Nodwell units. In 2003, there was only one unit sold, a Chieftain D.

<u>Rental</u>
(Revenues of $0.9 million in 2004; $1.0 million in 2003)
Foremost LP also rents vehicles and drills to customers. The majority of this rental revenue is earned from one multi-year rental agreement for several large capacity wheeled off-road vehicles to an oil consortium in northern Alberta. Foremost LP's rental income in 2004 remains consistent with its long-term operating agreement with the oil consortium.

For additional information on the business segments for the year ended December 31, 2004, refer to Note 18 of the Notes to the Consolidated Financial Statements contained in the Fund's 2004 Annual Report.

Sales and Marketing

Foremost LP handles sales and marketing from three locations: its main office in Calgary, Indianapolis and Moscow. It employs a direct sales staff (including managers), many of whom have strong engineering and manufacturing backgrounds. In addition, regional representatives are engaged periodically to cover specific territories, regions or countries. Currently, a regional office exists in Vancouver, WA.

The diversity and inherent differences between Foremost LP's many products necessitate a sales and marketing approach for each segment that is tailored to its particular characteristics and requirements. Foremost LP uses demonstration events and industry trade show attendance, with advertising and direct sales activities, to stimulate demand. Foremost LP's success in the Russian market is attributed to its investment in designing vehicles specifically for Russian conditions and to its permanent sales office in Moscow, which is staffed by Russian nationals. Some market segments, typically niche markets for very specialized equipment, receive little sales and marketing resources. Foremost LP relies on its reputation as a specialty manufacturer to generate sales in these niches.

Manufacturing

Engineering, fabrication, machining and testing of Foremost LP's products are all done at its Calgary manufacturing facility. An Enterprise Resource Planning (ERP) system controls the flow of work through the plant, facilitating material requirement planning, production management and financial reporting. The engineering department utilizes state-of-the-art 3D solid modeling design software and 2D engineering drafting software. Foremost LP employs a rigorous Quality Assurance (QA) program to drive its continuous improvement in quality.

Strategy

Foremost LP's strategy is to develop and expand a portfolio of product lines where growth and profitability are dependent upon its areas of strength and, taken as a whole, the product line portfolio is not particularly dependent upon any one industry, customer or geographic area. Within the product portfolio, Foremost LP also manages its mix between "blue-chip" product lines (strong predictable revenue and contribution margins), "medium risk" product lines (greater volatility but generally dependable annual sales) and "home run" product lines (high uncertainty but potential for large sales).

To support this strategy, Foremost LP has developed administrative, technical and production management systems that can readily manage rapidly changing production requirements. Foremost LP's people are also critical to the organizational flexibility demanded by its strategy. Foremost LP has been successful in maintaining low turn-over in key positions, retaining the talent and experience of employees with a broad range product knowledge, including its low volume specialized niche products.

Intellectual Property

Foremost LP owns certain patents, trademarks, trade names, service marks and copyrights, both domestic and foreign, in or as reasonably required for the proper carrying on of its business. Where appropriate, all registrations and filings as considered necessary to preserve its rights have been made and are in good standing.

Competition

Drilling Rigs & Equipment

Foremost LP faces competition from several manufacturers of drill rigs and products used in the waterwell, oil and gas, mineral exploration, construction and environmental industries. The features of Foremost LP's products provide, to various degrees, advantages in the marketplace. In certain cases, such as the Dual Rotary Drill, these features are so significant that Foremost LP's products enjoy a dominant position in distinct sub-markets.

Other Products and Services

A significant installed base of Foremost LP's vehicles and drill rigs created over the last 30 years require ongoing parts and service support. Some are proprietary parts manufactured by Foremost LP (the "Foremost Parts") while other parts ("Third Party Parts") are manufactured by third parties and sold by Foremost LP.

While Foremost LP is often the preferred supplier of Foremost Parts, competition exists. Calgary-based competitors offer parts for off-road vehicles used in seismic exploration. A number of competitive sources exist for parts for vehicles sold to the Russian market. Few competitive sources exist for drilling accessories. One such accessory, being the Cushion Connector product line manufactured by Foremost LP is patent protected in several countries. Within the drilling parts market, competitive supply sources are most common for consumable items such as augers, down-hole cutting heads, and casing shoes.

Many sources of supply exist for Third Party Parts. These competitive sources may be cheaper, or provide better selection, availability, or convenience. Foremost LP attracts sales of Third Party Parts particularly when customers value the convenience of one-stop sourcing or when the Third Party Part is a component of a technical application.

Vehicles

The degree of competition in the vehicle product line varies by the size of the vehicle. Little competition exists for Foremost LP's large tracked and rubber tired vehicles. Several Russian plants produce tracked vehicles, but typically of lower quality in design and production. Two American manufacturers have products that compete directly with Foremost LP's mid-sized medium sized rubber-tired vehicles. Two Canadian manufacturers have products that compete with Foremost LP's smaller (less than fifteen tons) tracked vehicles. Other Canadian companies produce desert / big bed wheeled trucks that compete with Foremost LP's products in some oilfield applications. These competitive products are often comparably priced or less expensive, but Foremost LP's products are generally recognized as being more robust and superior in extreme off-road applications.

A number of Foremost LP's standard products are low volume niche products that require custom engineering to support the customer's needs. Foremost LP also manufactures "engineered-to-order" special purpose drills on a proprietary basis for individual customers, particularly in the oil and gas sector.

Employees

As at December 31, 2004, Foremost LP and its subsidiaries consisted of a total of 240 employees, 219 in Calgary, 17 in Indianapolis and 4 at the Cyprus and Moscow locations. Calgary-based plant personnel are members of the Canadian Automotive Workers' (CAW) union.

Facilities

Foremost LP owns a manufacturing facility in Calgary, Alberta and its subsidiary, Foremost Mobile owns a manufacturing facility in Indianapolis, Indiana.

Material Contracts

Neither the Fund nor its operational businesses have entered into any material contracts other than in the ordinary course of business.

Universal LP

Universal LP includes the following business units:

Universal Industries
Universal Industries has been supplying its customers with quality products since 1949. Offering a full line of oil and gas processing equipment, supported by an experienced engineering, drafting and design team, this group is comprised of three separate operational components.

Located in Lloydminster, Alberta, Universal Industries is a fully integrated fabricator of oilfield production equipment. Universal's products as designed, manufactured, and sold include the following: shop tanks, secondary containment tanks, emulsion treaters, free water knock outs, vortex clusters, filter separators, steam generators, hydrocyclones and custom fabrication items. Services include: project management, field construction, crane service (up to 50 ton), tank moving, CADD drafting, design engineering, electric contracting, procurement, construction equipment, equipment inspection, machining, trouble shooting & maintenance, and on-site repairs.

Stettler
Universal LP acquired Stettler (which is located in Stettler, Alberta) in January 2003 to further diversify their product lines into natural gas production equipment.

Wilco
Wilco, located in Neilburg, Saskatchewan, was acquired in November 2003 and is a shop tank fabricator.

Corlac
The assets and business operations of Corlac, located in Lloydminster and Nisku, Alberta, were acquired by Universal LP on July 1, 2004. This purchase has provided additional growth opportunities for Universal LP with respect to revenues and manufacturing capacity.

Products and Services

Universal LP's consolidated revenue, which includes the Universal Industries, Stettler, Wilco and Corlac (6 months) operations for 2004 was $98.0 million. This represents an increase of $68.8 million from last year's revenues of $29.2 million. 2003 revenues reflected the Universal Industries and Stettler operations for only half of the year as their acquisition occurred midway through the 2003 campaign, while Wilco was purchased near the completion of 2003. These three entities were active for the entire 2004 fiscal year. Additional revenue was provided from the mid-year asset acquisition of the Corlac business operation. Universal LP's product groups can be segregated into four main lines; shop tanks, gas separators, field tanks and vessels.

Shop Tanks
(Revenue $35.4 million in 2004; $11.8 million in 2003)
In 2004, shop tank revenues were provided by Universal Industries, Wilco and Corlac. This product line represented the most significant revenue increase in 2004. It was also the largest revenue generator of Universal LP comprising approximately 36 percent of its total revenue.

Gas Separation
(Revenue of $29.3 million in 2004; $11.5 million in 2003)
This revenue, derived from the sale of well-site gas separation equipment, is generated solely from the Stettler business unit. It is expected that these revenues will continue to increase in 2005 with additional production facilities presently being constructed to better handle customer demand.

Field Tanks
(Revenue of $17.4 million in 2004; $2.5 million in 2003)
This product segment, mainly generated by Universal Industries, increased significantly during the year principally from determined efforts to focus on this previously under-serviced market.

Vessels
(Revenue of $12.0 million in 2004; $1.9 million in 2003)
Vessels, used for oil treating equipment, are largely produced by Universal Industries and Corlac. The increase in vessel production is primarily as a result of the steam generator project, which was awarded in 2003, started in 2004 and slated for delivery in June 2005.

Parts, Service and Rentals
(Revenue of $3.8 million in 2004;$1.5 million in 2003)
These miscellaneous revenues are comprised from all the business units of Universal LP and can include various forms of servicing to customers' well sites and over-the-counter part sales.

Sales and Marketing

Universal LP handles sales and marketing from the five manufacturing sites, two of which are in Lloydminster (Alberta), one of which is in Nisku (Alberta), one of which is in Stettler (Alberta), and one of which is in Neilburg (Saskatchewan) and a sales office located in Calgary, Alberta. The traditional heavy oil product line of tanks and treating equipment is well known within the industry simply due to its physical location in the heart of western Canada's heavy oil area and the 54 year history of meeting customer's needs. Attendance at trade shows and the 2003 overhaul of the website have served to increase exposure to other producing areas in the world. Stettler has a strong presence in central Alberta, and with the assistance of Universal LP's sales staff, it is expanding its geographical coverage.

Manufacturing

Fabrication work is conducted at all five locations. Stettler is devoted to gas separation equipment, whereas Neilburg is dedicated as a small tank fabrication shop. All other products are built at the Lloydminster facilities, with the exception of large storage tanks. These tanks are constructed at customer sites throughout western Canada. Purchasing, safety, engineering and quality control services are located in Lloydminster where resources are allocated to the other sites as required. Universal maintains an American Society of Mechanical Engineers (ASME) U&S certification at its Lloydminster shop. This program is reviewed every second year to ensure that manufacturers adhere to ASME's strict fabrication codes.

Strategy

Universal LP's strategy is to offer its customers a full line of quality products at competitive prices. Universal LP's objective is to become the provider of choice for key customers, in order that they are able to purchase all of their tank and vessel requirements from one, single supplier. Through acquisitions and new product development, product lines have been expanded to meet these needs. New products introduced in 2003 include: gas separators, double wall tanks, secondary containment systems and steam generators. The high utilization at all shops during the last half of 2003 at all shops has been attributed in part to this new strategic direction. The acquisition of Corlac during 2004 was consistent with this strategy and provided additional growth opportunities for Universal LP with respect to revenues and manufacturing capacity.

Intellectual Property

Universal LP owns certain patents, trademarks, trade names, service marks and copyrights in or as reasonably required for the proper carrying on of its business. Where appropriate, all registrations and filings as considered necessary to preserve its rights have been made and are in good standing.

Competition

Oilfield equipment

This product is highly competitive, especially the less technical products such as small tanks, where the barriers to market entry are minimal. Universal LP's ASME certification sets it apart from most of its tank manufacturing competitors and assures customers of a higher standard of quality. In-house design, process and structural engineers combined with the practical expertise developed from residing in the field are what set Universal LP apart from competitors in the vessel business. Universal LP's success is dependant upon maintaining price, quality, product diversification and service. Universal LP's belief is that the continuation of improvement on its initiatives, in these areas will allow further growth for its market share.

Facilities

Universal LP manufactures, sells and rents: oil treating systems, pressure vessels, petroleum storage tanks, gas separation and steam generation equipment from five facilities, two of which are located in Lloydminster (Alberta), one of which is in Nisku (Alberta), one of which is located in Stettler (Alberta) and one of which is located in Neilburg (Saskatchewan).

Employees

As at December 31, 2004, Universal LP and its subsidiaries consisted of a total of 459 employees, 348 in Lloydminster, 5 in Calgary, 41 in Stettler and 29 in Neilburg. The plant employees in Lloydminster are members of the Boilermakers Union.

RISK FACTORS

Risks Related to the Business

Environmental, Health and Safety Regulation

The Fund's Business Operations, past and present, are subject to federal, provincial, state, municipal and local statutes, regulations and by-laws and other requirements with respect to workers' health and safety and environmental matters in both Canada and the United States.

Environmental legislation, orders, permits, approvals, common law and other requirements impose obligations relating to, among other things: the release of substances into the natural environment; the production, processing, preparation, handling, storage, transportation, disposal, and management of substances; and the prevention and remediation of environmental impacts such as the contamination of soil and water. As a result of these requirements, the operations and ownership of the Business Operations carry a risk of environmental liability (including potential civil actions, compliance or remediation orders, fines and other penalties).

Workers' health and safety legislation and other requirements impose a number of obligations on the Operating LPs.

Foreign Exchange Exposure

A substantial portion of business is conducted in foreign markets with the U.S. dollar as the negotiating currency. These transactions include sales of products and the purchase of parts and components required to manufacture products. This dependence on U.S. currency for both sales and purchases exposes the business to risks of currency fluctuations. Exchange rate fluctuations are beyond the Business Operations' control and there can be no assurance that such fluctuations will not have a material adverse effect on the Operating LP's reported results.

International Scope of Operations

From time to time, a major portion of revenue is earned from foreign customers susceptible to political and economic forces. Associated risks are mitigated for larger contracts with contractual credit terms that require a considerable cash deposit and/or letter of credit to guarantee payment of contract amounts. Additionally, in many cases, the Operating LP's utilize the Export Development Corporation ("EDC") to insure foreign contracts and receivables. However, if a situation requires reliance on EDC coverage, realization can be significantly postponed and may be less than total contract amounts.

Dependence on the Energy and Mining Industries

The Business Operations' products are sold to customers that operate in industries that can experience extreme deviations in activity. The dependence of the Business Operations' customers in these industries exposes them to potentially erratic revenue from year to year.

Development of New Products

From time to time, the Business Operations develop new products of a specialized nature that have inherent risks. The major risks include:

a) technical risk that either the product does not perform as desired or unacceptable reliability issues render the new product un-merchantable; and
b) supplier risk that required modules, components and engines procured from third party vendors, do not perform in an acceptable manner, thereby having an adverse impact on marketability of such new products and the Business Operations' product liability.

Product Liability

The Fund's Business Operations are subject to potential product liabilities connected with its operations, including liabilities and expenses associated with product defects. These Business Operations have product liability and other insurance coverage that it believes is generally in accordance with the market practice in its industry, but there can be no assurance that the Business Operations will always be adequately insured against all such potential liabilities.

Fixed Price Contracts

The Business Operations enter into fixed price manufacturing contracts based upon estimates of technical risks and total production costs. These estimates, if materially inaccurate, can result in potentially large losses related to fulfilling the Operating LP's contractual obligations.

Competitive Environment

There can be no assurance that the Business Operations will be able to compete successfully against their current or future competitors, or that such competition will not have a material adverse effect on the financial condition and results of operations of the Business Operations. For additional information regarding the competitive environment in which Foremost LP and Universal LP operate, refer to "The Business – Market Overview – Competition" above.

Reliance on Key Personnel

The Business Operations are dependent on the abilities, experience and efforts of its senior management. If any of these persons become unable or unwilling to continue their employment, that may have a material adverse effect on the Fund's financial condition, results of operations and business prospects.

Uninsured and Underinsured Losses

The Business Operations obtain and maintain, at all times insurance coverage in respect of potential liabilities of the Business Operations and the accidental loss of value of the assets from risks, in amounts, with such insurers, and on such terms as the Business Operations consider appropriate, taking into account all relevant factors including the practices of owners of similar assets and operations. Management believes that the Business Operations' maintained insurance coverage amounts are sufficient to repair or replace any assets physically damaged or destroyed, including coverage for resultant business interruption losses, or extra expenses sustained, and to cover claims for bodily injury or property damage arising out of assets or operations. However, not all risk factors are covered by insurance, and no assurance can be given that insurance will be consistently available on an economically feasible basis or that the amounts of insurance will at all times be sufficient to cover each and every loss or claim that may occur involving the assets or Business Operations of the Fund.

Source of Supply of Raw Material and Third Party Components

Significantly, all raw material and third party components required for the manufacturing of products by the Business Operations or their subsidiaries can be procured from multiple sources at competitive prices. Certain third party components are not readily available "off-the-shelf" and are subject to significant lead-times from suppliers. These lead times may cause delays in the production of products that may result in cost overruns and/or trigger penalty payments to customers. The Business Operations endeavor to confirm price and delivery for all critical components prior to entering into contracts with customers.

Risks Related to Structure of the Fund

Dependence on the Business Operations
The Fund will initially be entirely dependent on the operations and assets of its Business Operations through its direct or indirect ownership of the partnership interests in Foremost LP and Universal LP. Accordingly, the cash and other distributions to the Unitholders will be dependent on the ability the operational businesses to make cash distributions or other distributions to the Fund.

Distributions Are Not Guaranteed and Will Fluctuate with the Operational Performance

There can be no assurance regarding the amounts of income that will be generated by the operational businesses and paid to the Fund. The actual cash amount distributed in respect of the Trust Units will depend upon numerous factors, including profitability, determination of taxable income and taxes payable, fluctuations in working capital, the sustainability of margins and capital expenditures as well as the actual cash amount distributed from the operational businesses to the Fund.

Nature of Trust Units

Units of mutual fund trusts such as the Trust Units are hybrids in that they share certain attributes common to both equity common shares and debt instruments. The Trust Units do not represent a direct investment in the Business and should not be viewed by investors as ownership interest in the operational businesses or their subsidiaries. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust Units represent a fractional interest in the Fund. The Fund's initial asset was its limited partnership interest in Foremost LP, and it later acquired a similar interest in the Universal LP. The price per Trust Unit is a function of anticipated distributable income.

Distribution of Partnership Interests on Redemption or Termination of the Fund

Upon a redemption of Trust Units or termination of the Fund, the Trustees may distribute partnership units in Foremost LP and/or Universal LP directly to the holders of Trust Units, subject to obtaining all required regulatory approvals. There is currently no market for such partnership units. Partnership units so distributed may not be qualified investments for Exempt Plans, depending upon the circumstances at the time.

Restrictions on Potential Growth

The payout by the Fund of significant cash in any year will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of such funds could limit the Fund's future growth, and cash flow.

Investment Eligibility

The Trustees will seek to ensure that the Trust Units are qualified investments for Exempt Plans. There can be no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time. If the Fund ceases to qualify at any relevant time as a "mutual fund trust" under the Tax Act, the Trust Units will cease to be qualified investments for Exempt Plans. Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by an RRSP holds Trust Units, that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units while they are not qualified investments. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, it may also be subject to taxation under Part XII.2 of the Tax Act to the extent Trust Units are held by non-resident persons.

Potential Conflicts of Interest

There may be situations in which the interests of the Administrator or one of the Trustees will conflict with those of holders of the Trust Units. The Trustees will not carry on their full-time activities on behalf of the Fund and, when acting on behalf of others, may at times act in contradiction to or in competition with the interests of holders of the Trust Units. In resolving any conflicts, decisions will be made on a basis consistent with the objectives and funds of each group of interested parties and the time limitations on investment of such funds, all consistent with the duty of the Trustees to deal fairly and in good faith with each such group of persons. In the event that the interests of the Trustees are in conflict with those of holders of the Trust Units, the Trustees are obliged to make decisions acting in good faith, having regard to the best interests of holders of the Trust Units and in a manner that would not contravene their fiduciary obligations to holders of the Trust Units.

Circumstances may arise where the Trustees or members of the Board of the Administrator serve as Directors or officers of corporations which are in competition to the interests of the Fund. No assurances can be given that opportunities identified by the Trustees or by such board members of the Administrator will be provided to the Fund.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of selected financial information for the periods indicated.

Five YearFinancial Summary *($000s, except per trust unit/share amounts)*

Financial Results	**2004**	**2003**	**2002**	**2001**	**2000**
Continuing Operations					
Revenue	160,752	70,679	46,690	50,163	48,834
Income (loss) before income taxes	20,296	6,619	5,868	8,631	3,385
Income taxes (recovery	–	–	–	78	1,247
Net income (loss)	20,296	6,619	5,868	8,533	2,138
Net income per trust unit/share – basic	3.27	1.18	1.17	1.58	0.39
Net income per trust unit/share – diluted	3.16	1.16	1.14	1.54	0.39
Financial Position:					
Total assets	108,040	58,221	32,848	36,519	33,424
Liabilities	58,325	21,928	6,300	12,210	10,476
Unitholders' equity	49,715	36,293	26,548	24,309	22,948
Long-term debt (includes current portion)	–	3,098	–	–	–
Working capital	17,995	14,270	19,373	16,197	14,142
Capital assets	24,324	18,898	7,175	7,303	8,959

Quarterly Financial Summary *($000s, except per trust unit amounts)*

2004 Financial Results	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total**
Revenue	30,723	34,491	40,138	55,400	160,752
Net income (loss)	3,816	6,209	5,130	5,141	20,296
Net income (loss) per trust unit	0.62	1.00	0.82	0.83	3.27
Cash flow from operations	4,224	6,725	5,778	5,685	22,412
Financial Position:					
Assets	67,263	76,911	95,825	108,040	
Liabilities	28,044	33,341	49,034	58,325	
Unitholders' equity	39,219	43,570	46,791	49,715	
Working capital	17,342	21,752	18,196	17,355	
Capital assets	18,565	18,318	23,286	24,324	

2003 Financial Results	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total**
Revenue	8,087	9,414	24,919	28,259	70,679
Net income	197	801	2,708	2,913	6,619
Net income per trust unit	0.04	0.14	0.48	0.52	1.18
Cash flow from operations	310	1,055	3,289	3,279	7,933
Financial Position:					
Assets	32,419	32,177	57,902	58,221	
Liabilities	6,554	6,346	20,582	21,928	
Unitholders' equity	25,865	25,831	34,696	36,293	
Working capital	18,708	18,696	14,417	14,270	
Capital assets	7,157	7,135	18,064	18,898	

On May 14, 2002 the Fund announced a policy of paying regular distributions. The distribution was set at $.70 per Trust Unit per year, payable on a quarterly basis. In September 2003, the Trustees resolved to increase the distribution amount to $0.225 per trust unit, per distribution. This increase resulted in an $0.80 distribution per Trust Unit being paid to Unitholders for 2003. On March 9, 2004, quarterly distributions were increased to $0.30 per Trust Unit. Effective September 30, 2004, quarterly distributions were increased to $0.375 per Trust Unit.

Distributions are to be paid to Unitholders of record on the last trading day of each calendar quarter. The policy of the Fund is to set the distribution at a conservative amount that the Trustees feel is sustainable over a full business cycle.

One year History

Payable Date	*Record Date*	*Ex-distribution Date*	*Distribution Amount*
December 31, 2004	December 24, 2004	December 22, 2004	$0.375 / unit
September 30, 2004	September 24, 2004	September 22, 2004	$0.375 / unit
June 30, 2004	June 24, 2004	June 22, 2004	$0.300 / unit
March 31, 2004	March 24, 2004	March 22, 2004	$0.300 / unit

TRUST UNIT TRADING VOLUMES

One year History

Date	Open	High	Low	Close	Volume
December 1, 2004	$ 31.22	$ 31.50	$ 29.75	$ 31.25	3,712
November 1, 2004	26.00	35.73	26.00	31.23	8,690
October 1, 2004	21.90	26.74	21.90	25.60	4,134
September 1, 2004	21.15	22.35	21.10	22.35	2,649
August 3, 2004	17.50	23.00	17.25	21.15	3,455
July 2, 2004	16.83	17.60	16.66	17.05	1,622
June 1, 2004	15.20	17.40	15.10	16.90	2,343
May 3, 2004	12.75	16.95	12.35	15.50	4,001
April 1, 2004	13.00	13.40	12.75	12.75	1,649
March 1, 2004	10.85	13.50	10.85	13.10	4,070
February 2, 2004	10.45	10.85	10.15	10.85	2,928
January 2, 2004	10.00	10.60	9.75	10.45	2,191
December 31, 2003	10.00	10.00	10.00	10.00	-

MANAGEMENT DISCUSSION AND ANALYSIS

The information contained in the Management's Discussion and Analysis relating to the Fund's financial statements for the year ended December 31, 2004 is incorporated herein by reference and forms an integral part of this Annual Information Form.

MARKET FOR SECURITIES

The outstanding Common Trust Units of the Fund are listed and posted for trading on the Toronto Stock Exchange (TSX) under the symbol "FMO.UN".

TRUSTEES AND OFFICERS

The names, municipalities of residence, and principal occupations of the Trustees of the Fund, and year each Trustee first became a Trustee are shown below. Each of the Trustees were elected at the special meeting of shareholders of the Fund held June 26, 2004 to serve until the next annual meeting or until a successor is elected or appointed.

The Fund

The name, municipality of residence, position with the Fund, and principal occupation of each of the Trustees of the Fund are as follows:

Name and Municipality of Residence	*Position*	*Principal Occupation*	*Trustee Since*
Roy H. Allen Cochrane, Alberta	Trustee	Retired	December, 2001
James T. Grenon Calgary, Alberta	Trustee	Managing Director, TOM Capital Associates Inc.	December, 2001
Bruce J. Maclennan Calgary, Alberta	Trustee	President, Century Services Inc.	December, 2001

The Fund has neither a separate audit nor an executive committee. All members of the Board of Trustees attend to all executive and audit matters.

Each of the Trustees have had the same principal occupation for the previous five years. The term of each Trustee shall expire at the next Annual General Meeting of the Unitholders. Each of the Trustees were nominated for re-election at that meeting.

As at December 31, 2004, the Trustees beneficially own, directly or indirectly 3,715,909 Trust Units, controlling 60.3% percent of the issued and outstanding Trust Units.

Directors and Officers of the Administrator

The name, municipality of residence, position with Foremost GP, and principal occupation of each of the Directors and officers of the Administrator are as follows:

Name and Municipality of Residence	*Position*	*Principal Occupation*	*Director Since*
Glen E. Swail Calgary, Alberta	Director	Vice President, TOM Capital Associates Inc.	May, 2000
Craig S. Bell	Director	Independent Counsel	September 2003
Pat. W. Breen Lloydminster, Alberta	Director, and President	President of the Administrator	September, 2003

Glen E. Swail has held the same principal occupation for the previous six years.

Craig, A. Bell, Counsel – Craig Bell is a Chartered Accountant and Lawyer, who maintains a private practice in Calgary, Alberta. Mr. Bell has held the same principal occupation for the previous six years.

Pat W. Breen – Mr. Breen's history with Universal LP began four years ago, as General Manager. During 2003, Mr. Breen became President of the Administrator. Prior to his employ with the Fund's operating groups, Mr. Breen held the position of Operations Manager at Husky Oil's Lloydminster, Alberta location.

The Administrator may, directly or indirectly, pay any of all of the Directors for management services which any or all of the Directors may provide to the Administrator from time to time.

CONFLICTS OF INTEREST

There may be situations in which the interests of the Administrator or one of the Trustees will conflict with those of holders of the Trust Units. The Trustees will not carry on their full-time activities on behalf of the Fund and, when acting on behalf of others, may at times act in contradiction to or in competition with the interests of holders of the Trust Units. In resolving any conflicts, decisions will be made on a basis consistent with the objectives and funds of each group of interested parties and the time limitations on investment of such funds, all consistent with the duty of the Trustees to deal fairly and in good faith with each such group of persons. In the event that the interests of the Trustees are in conflict with those of holders of the Trust Units, the Trustees are obliged to make decisions acting in good faith, having regard to the best interests of holders of the Trust Units and in a manner that would not contravene their fiduciary obligations to holders of the Trust Units.

Circumstances may arise where the Trustees or members of the Board of the Administrator serve as Directors or officers of corporations which are in competition to the interests of the Fund. No assurances can be given that opportunities identified by the Trustees or by such board members of the Administrator will be provided to the Fund.

ADDITIONAL INFORMATION

Income Tax Considerations

Within the time required under the Tax Act, the Fund will provide to holders of Trust Units who received distributions from the Fund in the prior calendar year, such information and forms as may be needed by such holders of Trust Units in order to complete their tax returns in respect of the prior calendar year under the Tax Act and equivalent provincial legislation in Canada.

Income Tax: Obligations of the Trustees

The Trustees shall satisfy, perform and discharge all obligations and responsibilities of the Trustees under the Income Tax Act (including any obligations of the Fund under Part XIII of the said Act) and neither the Fund nor the Trustees shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustees consistent with any such obligations or responsibilities.

Income Tax: Designations

In the return of its income under Part I of the Tax Act for each fiscal year, the Fund shall make such designations, determinations and allocations with respect to any amounts or portions of amounts which it has received, distributed, declared payable or allocated to holders of Trust Units in the year including, without restricting the generality of the foregoing, designations with respect to dividend income and realized capital gains or with respect to any expenses incurred by the Fund or any tax deductions to which the Fund may be entitled, all as the Trustees in their discretion shall deem to be reasonable and equitable.

Income Tax: Deductions

The Trustees shall claim the maximum deductions available to the Fund or such lesser amounts as the Trustees may determine to be in the best interests of the holders of Trust Units for the purposes of computing its income pursuant to the provisions of the Income Tax Act to the extent required to reduce the taxable income of the Fund to nil.

Other Additional Information

Additional information, including information concerning remuneration and indebtedness of the Trustees and the Directors and Officers of the Administrator, principal holders of the Trust Units, any rights to purchase Trust Units, and interests of insiders in material transactions, if applicable, is contained in the Plan of Arrangement Information Circular (dated November 20, 2001) and also in the Fund's Information Circular dated May 12, 2004 relating to the Meeting of Unitholders of the Fund which was held on June 16, 2004. Further information of this nature will be provided in the Information Circular that is being prepared for the next Meeting of Unitholders, tentatively scheduled for June 8, 2005.

Additional financial information is contained in the consolidated financial statements of the Fund for the period ended December 31, 2004. Further information can be viewed by accessing the SEDAR website at: http://www.sedar.com.

The Fund will provide to any person, upon request to the Administrator of the Fund at 1225 – 64th Avenue NE, Calgary, Alberta, T2E 8P9:

a) when the securities of the Fund are in the course of a distribution pursuant to a short form prospectus or if a preliminary short form prospectus has been filed in respect of a distribution of its securities:

   i. one copy of this annual information form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this annual information form;

   ii. one copy of the comparative consolidated financial statements of the Fund and its Business Operations for the period ended December 31, 2004, together with the accompanying report of the auditor and one copy of any subsequent interim financial statements;

   iii. one copy of the Fund's information circular in respect of its most recent Annual Meeting of holders of Trust Units that involved the election of Trustees or one copy of any annual filing prepared instead of the information circular, as appropriate; and

   iv. one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

b) at any other time, one copy of any documents referred to in clauses (a) (i), (ii) and (iii), provided that the Administrator may require the payment of a reasonable charge if the request is made by a person or company who is not a holder of Trust Units.

The President of the Administrator can be contacted as follows:

Foremost Industries Inc.
(General Partner for Foremost Industries Limited Partnership)
1225 64th Avenue NE
Calgary, Alberta T2E 8P9

Tel: 403 295-5800; or 1 800 661-9190 (Toll Free - Canada/US)
Fax: 403 295-5832

EXHIBIT 2.2

FOREMOST

FOREMOST INDUSTRIES INCOME FUND

NOTICE OF THE ANNUAL & SPECIAL MEETING OF UNITHOLDERS

to be held Wednesday, June 8, 2005,
10:00 a.m. (Calgary time)

Foremost Industries Inc.
(main conference room)
1225 64th Avenue NE
Calgary, Alberta, Canada

PROXY STATEMENT, INFORMATION CIRCULAR AND NOTICE OF MEETING

NOTICE OF
The Annual & Special Meeting of Unitholders to be held on Wednesday, June 8, 2005

TAKE NOTICE that the Annual & Special Meeting (the "Meeting") of Unitholders ("Unitholders") of Foremost Industries Income Fund (the "Fund") will be held in the Main Conference Room at Foremost Industries Inc., 1225 64th Avenue NE, Calgary, Alberta Canada on Wednesday, June 8, 2005 at 10:00 a.m. (Calgary time) for the following purposes:

(a) to receive and consider the financial statements of the Fund for the period ended December 31, 2004 and the report of the auditors thereon;

(b) to elect three (3) Trustees of the Fund for the ensuing year;

(c) to appoint the auditors of the Fund;

(d) to consider and, if thought fit, to pass Special Resolution #1 approving certain amendments to the Amended and Restated Declaration of Trust and to related documents, as set forth in the accompanying Information Circular;

(e) to consider, and if thought fit, to pass Special Resolution #2 authorizing the Fund to amend its Amended and Restated Trust Declaration, and otherwise take all necessary steps, to subdivide each issued and outstanding Trust Unit of the Fund on a three-for-one basis, as set forth in the accompanying Information Circular; and

(f) to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Proxy Statement and Information Circular accompanying and forming part of this Notice.

Unitholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying form of proxy in accordance with the instructions contained in the accompanying Proxy Statement and Information Circular to the offices of Computershare Trust Company of Canada, in person or by mail to Suite 600, 530 8th Avenue SW, Calgary, Alberta, Canada T2P 3S8. Proxies must be received not less than forty-eight (48) hours before the time fixed for holding the Meeting or any adjournment thereof (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta). A person appointed as proxy need not be a Unitholder of the Fund.

DATED at Calgary, Alberta on May 9, 2005.

By Order of the Trustees of
Foremost Industries Income Fund

(signed) James T. Grenon

James T. Grenon, Trustee
Foremost Industries Income Fund

FOREMOST INDUSTRIES INCOME FUND
PROXY STATEMENT AND INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Proxy Statement and Information Circular (the "Circular") is furnished in connection with the solicitation of proxies on behalf of Foremost Industries Income Fund (the "Fund") by the Trustees of the Fund (the "Trustees") and by the "Administrator" of the Fund, being Foremost Industries Inc. (General Partner for Foremost Industries LP), for use at the Annual & Special Meeting of Unitholders (the "Meeting"). The Meeting will be held at 10:00 a.m. (Calgary time) on Wednesday, June 8, 2005 in the main conference room of the offices of the Administrator, at 1225 – 64th Avenue NE, Calgary, Alberta for the purposes set out in the Notice of Meeting (the "Notice") accompanying this Proxy Statement and Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the Trustees or by officers of the Administrator. The cost of the solicitation of proxies is borne by the Administrator, to be reimbursed by the Fund.

APPOINTMENT OF PROXIES

Those Unitholders who wish to be represented at the Meeting by proxy must complete and deliver a proper form of proxy to Computershare Trust Company of Canada ("Computershare") either in person or by mail to 600, 530 – 8th Avenue SW, Calgary, Alberta, Canada T2P 3S8 (a self-addressed envelope is enclosed). In order to be valid, proxies must be received by Computershare at least 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of Alberta, prior to the time of the Meeting or any adjournment thereof.

The document appointing a proxy must be in writing and completed and signed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, Trustees, etc. should so indicate and provide satisfactory evidence of such authority.

The persons named as proxyholders in the enclosed form of proxy, James Grenon and Craig Bell, are, respectively, a Trustee of the Fund and a Director of the Administrator. A Registered Unitholder desiring to appoint some other person as their representative at the Meeting may do so by either: (i) crossing out the name(s) of the management nominee(s) AND legibly printing the other person's name (who need not be a Unitholder) in the blank space provided in the enclosed form of proxy; or (ii) completing another valid form of proxy. In either case, the completed proxy must be delivered to Computershare at the place and within the time specified above for the deposit of proxies.

REVOCATION OF PROXIES

A Unitholder who has given a proxy has the power to revoke it before the proxy is exercised. In addition to revocation in any other manner permitted by law, a Unitholder may revoke the proxy with an instrument in writing signed and delivered to Computershare at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or deposited with the chairman of the Meeting on the date of the Meeting, or any adjournment thereof, prior to the commencement of the Meeting. The document used to revoke a proxy must be in writing, completed and signed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or duly authorized attorney thereof. As well, a Unitholder who has given a proxy may attend the Meeting in person (or where the Unitholder is a corporation, its authorized representative may attend), revoke the proxy (by indicating such intention to the chairman of the Meeting before the proxy is exercised) and vote in person (or abstain from voting).

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

Common Trust Units of the Fund ("Trust Units") represented by the enclosed proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such Trust Units will be voted FOR the resolutions referred to in items one through five of the proxy. If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. As at the date of this Proxy Statement and Information Circular, neither the Trustees nor the Administrator are aware of any amendments or variations or other matters to come before the Meeting.

INFORMATION FOR BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Trust Units in their own names. Unitholders who do not hold their Trust Units in their own names (referred to below as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Fund as the registered holders of Trust Units can be recognized and acted upon at the Meeting.

If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered under the name of the broker or an agent of a broker. In Canada, a number of Trust Units are registered under the names of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) or other nominees. Trust Units held by brokers or their nominees can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Beneficial Unitholder. Without specific instructions, brokers/nominees are prohibited from voting Trust Units on behalf of their clients. The Trustees do not know for whose benefit the Trust Units registered in the names of CDS & Co. or other nominees are held. Therefore, Beneficial Unitholders cannot be recognized at the Meeting for the purpose of voting their Trust Units in person or by way of proxy.

Applicable regulatory policies require intermediaries and brokers to seek voting instructions from Beneficial Unitholders in advance of meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often the form of proxy supplied to a Beneficial Unitholder by its broker is identical to that provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corp. ("IICC"). IICC typically applies a special sticker to the proxy forms or alternatively, prepares a separate "voting instruction" form, mails those forms to the Beneficial Unitholders and asks Unitholders to return to IICC the proxy or voting instruction forms. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Unitholder receiving a proxy with an IICC sticker on it, or a voting instruction form, cannot use that proxy or form to vote Trust Units directly at the Meeting. Instead, the proxy or form must be returned to IICC well in advance of the Meeting in order to have the Trust Units voted.

If you are a Beneficial Unitholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

VOTING OF TRUST UNITS AND PRINCIPAL HOLDERS

Voting of Trust Units

The Unitholders are the sole beneficiaries of the Fund. On a show of hands, every Unitholder present in person or represented by proxy (and entitled to vote) has one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit held. All votes on special resolutions will be conducted by a poll and no demand for a poll is required. Unitholders of record as of the close of business on May 4, 2005 (the "Record Date") are entitled to receive notice of and vote at the Meeting. As of the Record Date, there were 6,218,130 issued and outstanding Trust Units.

Holders of Trust Units transferred subsequent to the date of this Proxy Statement and Information Circular and prior to the date of the Meeting are also entitled to attend and vote at the Meeting. If a Unitholder has transferred the ownership of any of his, her or its Trust Units after the Record Date and the transferee of those Trust Units produces properly endorsed certificates or otherwise establishes that he, she or it owns the Trust Units and demands, not later than 10 days before the Meeting, that his, her or its name be included in the list before the Meeting, then the transferee shall be entitled to vote such Trust Units at the Meeting.

Principal Holder of Trust Units

As of the date of this Proxy Statement and Information Circular and to the best of the knowledge of the Trustees and the Directors of the Administrator, the only person or corporation that beneficially owns, directly or indirectly, or exercises direction or control over more than 10% of the voting rights attached to the issued and outstanding Trust Units is Mr. James T. Grenon who, through his own personal holdings, holds a total of 3,692,609 Trust Units representing approximately 59.4% of all issued and outstanding Trust Units. CDS & Co. holds in aggregate 6,185,211 Trust Units, including those beneficially owned by Mr. Grenon. The Trustees have no knowledge as to the other unitholdings of Beneficial Unitholders held by CDS & Co.

THE FUND

The Fund is an unincorporated open-end mutual fund trust established under the laws of the Province of Alberta by a Declaration of Trust, made as of November 26, 2001, as amended and restated on June 28, 2002 (the "Declaration of Trust"). The Fund was established to invest in securities of the Foremost Industries Limited Partnership ("Foremost LP"). Foremost LP is a continuation of the business formerly conducted by Foremost Industries Inc. Foremost LP is in the business of the design, manufacture, sales and service of heavy all-terrain vehicles and drilling equipment for the mineral exploration, waterwell, construction, transportation, energy and environmental industries and any other businesses which are related, ancillary or complementary thereto.

As an open-end trust, the Fund is not as restricted in the type of assets it holds or the type of acquisitions it undertakes in order to maintain its status under the *Income Tax Act* (Canada) as a "unit trust" and as a "mutual fund trust" so long as a retraction right is attached to the Trust Units. As an open-end trust, the business of the Fund can be expanded to such business that can be reasonably expected to provide distributions and long-term returns to Unitholders.

Craig Bell, Glen Swail and Pat Breen are the Directors ("Directors") of the Administrator. Messrs. Swail and Bell reside in Calgary, Alberta, and Mr. Breen resides in Lloydminster, Alberta. The sole shareholder of the Administrator is Foremost Holdings Trust ("Holdings Trust"), a trust established pursuant to a Declaration of Trust dated November 14, 2001. The registered office of Holdings Trust is Calgary, Alberta. The Administrator employs the employees and consultants that manage and administer the Fund's assets and undertakings.

The Fund owns directly or indirectly in conjunction with Foremost Ventures Trust ("Ventures Trust"), a 99.953% limited partnership interest in Foremost LP and is allocated 99.9% of the taxable income generated from Foremost LP. The Fund, as a limited partner of Foremost LP, does not participate in the management of Foremost LP.

Ventures Trust is an unincorporated trust that was formed on December 17, 2002 pursuant to the Deed of Trust in accordance with the laws of the Province of Alberta, with the Fund as the sole beneficiary. Immediately following its creation, Ventures Trust acquired 1,127.65 Trust Units of Foremost LP resulting in Foremost LP being 53% owned by Ventures Trust, 46.953% directly by the Fund, and .047% by the Administrator.

The following is a simplified organizational chart of the Fund:


Foremost Holdings Trust
("Holdings Trust")
Common Trust Unitholders
("Unitholders")
Foremost Industries Income Fund
(the "Fund")
Board of Trustees
Managing Entity
Foremost Industries Inc.
(General Partner for Foremost Industries LP)
"The Administrator"
Board of Directors
Administrator
Universal Industries (Foremost) Corp.
General Partner
(0.1% ownership)
General Partner
Foremost Ventures Trust
"Ventures Trust"
Limited Partnership interest
(46.953% ownership)
Limited Partnership interest
(99.9% ownership)
Operating Division
Foremost Universal Limited Partnership
("Foremost Universal LP")
General Partner
(.047% ownership)
Limited Partnership interest
(53% ownership)
Limited Partnership interest
Wilco Industries Ltd.
Operating Division
Foremost Industries Limited Partnership
("Foremost LP")
Stettler Universal Limited Partnership
Foremost Holdings, Inc.
958489 Alberta Ltd.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Neither the Administrator, nor any person who has been a Director or senior officer of the Administrator or a Trustee of the Fund at any time since December 27, 2001, the date that the reorganization of Foremost Industries Inc. (the "Reorganization") was completed, nor any proposed nominee for election as a Trustee, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as disclosed in this Proxy Statement and Information Circular under the heading "Matters to be Considered at the Meeting".

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Proxy Statement and Information Circular, neither the Administrator, nor any director or officer of the Administrator nor any Trustee of the Fund or other insider of the Fund or the Administrator, nor any proposed nominee for election as a Trustee, nor any associate or affiliate of any one of them, has or has had, at any time since December 31, 2004, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Fund, or the Administrator.

There may be situations in which the interests of the Administrator or one of the Trustees will conflict with those of Unitholders. The Trustees do not act on behalf of Unitholders on a full-time basis and, when acting on behalf of others, may at times act in contradiction to or in competition with the interests of Unitholders. The Administrator is an entity whose two purposes are to manage Foremost LP and administer the Fund.

In resolving any conflicts, decisions will be made on a basis consistent with the objectives and funds of each group of interested parties and the time limitations on investment of such funds, all consistent with the duty of the Trustees to deal fairly and in good faith with each such group of persons. In the event that the interests of the Trustees are in conflict with those of Unitholders, the Trustees are obliged to make decisions acting in good faith, having regard to the best interests of Unitholders and in a manner that would not contravene their fiduciary obligations to Unitholders.

Properties will not be acquired from Trustees, Directors or officers of the Administrator or persons not at arm's length with such persons at prices which are greater than fair market value, nor will properties be sold to Trustees, Directors or officers of the Administrator, or persons not at arm's length with such persons at prices which are less than fair market value.

Circumstances may arise where the Trustees or members of the Board of Directors of the Administrator serve as Directors or officers of other corporations which are in competition to the interests of the Fund. No assurances can be given that opportunities identified by the Trustees or by such Board members of the Administrator will be provided to the Fund.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Neither the Administrator, nor any of the Directors, executive officers or senior officers of the Administrator, nor any Trustee, nor any proposed nominee for election as a Trustee, nor any associate of any one of them, is or has been indebted, directly or indirectly, to the Fund or the Administrator at any time since January 1, 2004, the beginning of the Fund's most recently completed financial year.

EXECUTIVE COMPENSATION

Compensation of the Trustees & Directors

The Fund has no direct employees or officers. The Trustees may be paid such remuneration for their services as the Trustees may from time to time determine. The Trustees are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees. Remuneration for the Trustees has been set at $15,000 per year per Trustee plus $300 per hour per meeting (1 hour minimum) or associated activity related to Fund business.

No remuneration was paid to any of the Board of Directors of the Administrator for the year ending December 31, 2004 in their capacity as Directors.

Compensation for Management Services provided to Foremost LP

The Administrator utilized the services of a company owned and managed by a Trustee of the Fund. The consideration paid for these consulting services amounted to $746,000 for the period ending December 31, 2004 and was not more than could be expected from unrelated parties.

Compensation of the Administrator

Pursuant to arrangements for administration of the Fund, the Administrator, located at 1225 64th Avenue NE, Calgary, Alberta T2E 8P9, has agreed to act as Administrator for the Fund, or arrange for the provision of services required in the administration of the Fund, in consideration for an annual fee of $20,000, plus reimbursement of all expenses incurred by the Administrator in connection with such services. Included in this annual fee, the Administrator also provides investor relations services for the Fund, including the preparation and dissemination of information to investors as well as responding to investor inquiries.

In addition to the administration arrangements, the Trustees may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Fund, including (without limitation) fees of auditors, accountants, lawyers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Fund and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses properly incurred by the Trustees on behalf of the Fund shall be payable out of the assets of the Fund.

Pursuant to the terms of a management arrangement between Foremost LP and the Administrator, the Administrator supplies all management and operational personnel and incurs all operational expenses for the benefit of Foremost LP. The general duties of the Administrator under the management arrangement include all managerial and operational activities necessary for the efficient and profitable operation of the Foremost LP. Specific functions performed by the Administrator include:

(a) strategic, tactical and operational planning;

(b) accounting and financial services, including negotiating banking and financing arrangements for Foremost LP, preparation of financial statements and other financial reports, and assisting with tax matters;

(c) negotiating and communicating with third parties, including Foremost LP customers, suppliers and government agencies with respect to contractual and other matters;

(d) arranging external professional or non-professional services;

(e) providing personnel including plant production, sales & marketing, finance & accounting, engineering, production management, field service and quality assurance personnel as required for the efficient and profitable operation of Foremost LP;

(f) participating in evaluation and negotiation of potential acquisition prospects;

(g) managing the manufacturing facilities and activities of Foremost LP;

(h) purchasing, warehousing and all other material inventory functions of Foremost LP;

(i) managing the operations of foreign subsidiaries; and

(j) all sales and marketing activities of Foremost LP.

EXECUTIVE OPTION HOLDINGS

Trust Unit Options were issued to the Directors and officers of the Administrator, and to the Trustees of the Fund during the financial year ended December 31, 2004, in accordance with the following table. The following table summarizes Trust Unit Options, exercised during the financial year ended December 31, 2004 by the officers of the Administrator. Identified is the aggregate value realized upon exercise during the year, and the total number of unexercised options, if any, held at December 31, 2004. The value realized on exercise is the difference between the closing price of the underlying Trust Units on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at the financial year-end is the difference between the exercise price and the closing market price of the Trust Units on December 31, 2004, which was $31.25 per Trust Unit.

			Unexercised Options at December 31, 2004		Value of unexercised "in the money" options as at December 31, 2004 ($)	
	Trust units acquired on exercise	Aggregate value realized	Vested	Not Vested	Vested	Not vested
Roy Allen	10,000	23,500	1,000	4,000	24,550	98,200
Bruce Binsfeld	-	-	2,000	8,000	49,100	196,400
Pat Breen	-	-	10,000	40,000	245,500	982,000
Jim Chernyk	-	-	3,000	12,000	73,650	294,600
Jim Grenon	-	-	2,000	8,000	49,100	196,400
Richard Havinga	800	4,800	10,000	15,000	283,800	402,200
Bruce Maclennan	-	-	1,000	9,000	24,550	192,700
Glen Swail	-	-	85,000	40,000	2,490,750	1,083,000

Notes:

(1) These amounts indicate, for the named executive officer of the Administrator, the number of shares acquired pursuant to the exercise of options during the most recently completed financial year.

Performance Graph

This graph compares the Fund's **five (5) year** cumulative total Unitholder return to the Standard & Poors - TSX Composite Total Return Index ("TSX") considering a $100 investment on December 31, 1999 in the common shares of the predecessor, Foremost Industries Inc. Total return is based upon trading value of the security on TSX plus all cash distributions over the period.


Performance Graph for Five Years ended
December 31, 2004
Unitholder return
2000
1500
1000
500
0
1999
2000
2001
2002
2003
2004
Year of investment
Foremost
S&P/TSX Composite Index

	1999	2000	2001	2002	2003	2004	Compound Annual Growth
Foremost	100	106	227	384	568	1,595	74 %
TSX	100	107	94	82	104	119	4 %

STATEMENT OF GOVERNANCE PRACTICES

In 2004, the Canadian Securities Administrators (the "CSA") published National Policy 58-201, Corporate Governance Guidelines and proposed National Instrument 58-201, Disclosure of Good Corporate Practices (the "CSA Proposals") for comment. In order to avoid confusion and duplication of effort, the TSX also published for comment amendments to its corporate governance and disclosure guidelines which will delete the existing TSX corporate governance guidelines and require issuers to comply with the CSA Proposals once in effect. The TSX amendments will become effective once the CSA proposals are in effect. The CSA has since indicated that the CSA Proposals will likely become effective for information circulars filed in financial years ended after June 30, 2005. As a result, the guidelines that are in effect, and that are addressed in this Information Circular, are the TSX Guidelines, which were adopted in 1995 and revised in 1999. The Fund is reviewing the CSA Proposals and will be addressing its governance practices in light of the CSA Proposals later this year. The TSX Guidelines address such matters as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the recruitment, effectiveness and education of board members. To implement these guidelines, the TSX requires that each listed company disclose its approach to corporate governance with reference to the guidelines.

The Trustees and the board of Directors of the Administrator are aware of their responsibility for corporate governance matters. Set out below is a description of the Fund's corporate governance practices, which have been established by the terms of the Fund, which have been approved and implemented by the Administrator.

The Trustees have not formed specific separate committees for corporate governance, compensation and audit, and therefore all Trustees together attend to these matters. The Directors of the Administrator have not formed specific separate committees for corporate governance, compensation and audit, and therefore all Directors together attend to these matters as to the Administrator. The Directors of the Administrator will assess the performance of senior management of the Administrator and review and approve the form and amount of compensation that they receive including short and long-term incentive plans. The Directors of the Administrator and the Trustees will measure performance of the members thereof as part of their review and approval of the amount of fees that Directors and Trustees receive. The Trustees, in their role as audit committee, will meet and review the quarterly and annual consolidated financial statement of the Fund, and the Administrator's system of internal control. The Trustees and the Directors of the Administrator will meet periodically with the President of the Administrator and with the auditors of the Fund as necessary, to review the audit process independently of management. The Directors of the Administrator and the Trustees, as a whole, will review and take responsibility for corporate governance guidelines.

Mandate of the Trustees

The Trustees have, pursuant to the Declaration of Trust, the authority and responsibility to make or approve most significant decisions affecting the Fund. The Declaration of Trust mandates the Trustees shall act honestly and in good faith with a view to the best interests of the Fund. While day-to-day management of the Fund has been delegated to the Administrator pursuant to the administration and management arrangements put in place, the Trustees fulfill their responsibility for the broader stewardship of the business and affairs of the Fund through the activities and procedures described herein.

Strategic Planning

While the Administrator is directly involved in the strategic planning process for the Fund, the Trustees remain integral to the implementation of strategic business decisions for the Fund through their review of matters at meetings and through the early involvement of Trustees, individually, with the Administrator in the analysis and assessment of strategic alternatives for the Fund. The Trustees approve all significant decisions affecting the Fund.

The Trustees participate in strategic planning for the Fund through review of annual forecasts, approval of annual budgets (including the Administrator's budget), and by providing advice to the Administrator.

Relationship between the Administrator and the Trustees

The Trustees have informally set strategic objectives for the Fund to maximize distributions, over the long-term, to Unitholders. The Administrator has set further objectives to achieve the Fund's objectives, including to maintain a prudent ownership structure, and to pursue appropriate acquisition and disposition opportunities. The Trustees measure performance of the Administrator in part by the degree to which it is successful in achieving these objectives.

The management of the business and affairs of the Fund is undertaken by the Administrator, subject to overview by the Trustees. The management of the business and affairs of Foremost LP is also undertaken by the Administrator. The Trustees do not participate in the management of the business and affairs of Foremost LP.

Succession Planning

The Trustees have informally assigned responsibility for senior management succession planning to the Administrator, primarily because senior management is employed by the Administrator.

Internal Control & Information Systems

The Administrator has implemented internal control and information systems, including systems for compiling and processing accounting and production information, as part of the day-to-day management of the business and affairs of the Fund and of Foremost LP. The Directors of the Administrator monitor the effectiveness of these systems, and operational and financial status reports are presented to the Trustees. As well, the Directors of the Administrator and the Trustees meet independently with the auditors to receive reports on the adequacy of such systems.

Risk Management

The Trustees have established parameters within which the Administrator may conduct certain activities such as those related to risk management for the Fund. The Trustees rely on the Administrator, in its day-to-day management of the business and affairs of the Fund, to identify any significant business risks outside those parameters and review such risks with individual Trustees, as circumstances dictate.

Decisions that Require Prior Approval of the Trustees

The Trustees make certain significant decisions affecting the Fund. In particular, the Trustees approve the annual consolidated financial statements, major acquisition or disposition transactions, major financing transactions, major changes in banking relationships and the issuance of Trust Units.

The Trustees explicitly assume responsibility in a manner consistent with the Fund's role as a passive investor, for stewardship of the Fund. The Fund is not engaged in any active business, nor does it earn active business income, except through its interest in Foremost LP. The primary income of the Fund is earned through a limited partnership interest in Foremost LP. Additional income is derived from interest earned on cash held by the Fund.

Trustees Composition

Pursuant to the Declaration of Trust, the Trustees shall consist of not more than seven nor less than three Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees. The Fund currently has three (3) Trustees. With limited exceptions, the Declaration of Trust provides that all of the Trustees be elected by the Unitholders. It is proposed that all three (3) Trustees shall be elected at the Meeting.

Majority of Unrelated Trustees

An "unrelated" director for the purposes of the TSX Guidelines is one who is independent of management and is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Fund or the Administrator, other than interests and relationships arising from their direct or indirect unitholdings. In defining an unrelated director, the TSX Guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management. Alternatively, a related director is a director who is not an unrelated director. The TSX Guidelines also make an informal distinction between inside and outside directors. The TSX Guidelines consider an inside director to be one who is an officer or employee of the corporation or any of its affiliates. The TSX Guidelines consider a significant shareholder to be a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

The Trustees have determined that all of the existing Trustees are "unrelated" and the Fund does not have a "significant" shareholder, as defined by the TSX Guidelines, given that the Fund is a trust entity. None of the Trustees could reasonably be perceived to be in a position that might materially interfere with their ability to act in the best interests of the Fund. Mr. Jim Grenon, a Trustee of the Fund, owns approximately 59.4% of the outstanding Trust Units. Mr. Allen and Mr. Maclennan do not have significant interests in the Fund and are not related to Mr. Grenon.

Given the small number of Trustees, it has been determined the establishment of a nominating committee whose responsibility would be to propose new nominees as Trustees is unnecessary. Assessment of a Trustee's performance and the effectiveness of the Trustees as a whole are considered to be of significant importance and such assessment is undertaken by the Trustees. No current intention exists to reduce or otherwise alter the number of Trustees.

The Administrator is an independent private corporation wholly-owned by Holdings Trust. Holdings Trust was established by a Declaration of Trust dated November 14, 2001.

In accordance with the Unanimous Shareholder Agreement of the Administrator, dated as of November 14, 2001 (the "Shareholder Agreement"), the Board of Directors of the Administrator shall consist of three individuals or such other number of individuals as the Holdings Trust trustees shall reasonably determine. The Shareholder Agreement provides that the Trustees shall have the right to recommend (to the Holdings Trust trustees) persons for election as Directors of the Administrator. The Holdings Trust trustees will exercise the voting rights attached to the Administrator's shares in respect of the election of the Directors of the Administrator at their own discretion having regard to persons so recommended, together with such other factors as Holdings Trust trustees shall in their discretion consider relevant and in the best interests of the Holdings Trust.

The current Board of Directors of the Administrator consists of Messrs. Glen Swail, Craig Bell and Pat Breen. The Trustees have determined that two of the three existing board members are "unrelated" as defined by the TSX Guidelines. Mr. Breen is the President of the Administrator and is a "related" director.

Orientation and Education Programs

Since there has been minimal turnover in Trustees and the Directors, the Administrator has not yet addressed orientation and education programs for new recruits thereto.

Market Regulation

The Trustees have adopted disclosure, confidentiality and employee trading policies, as recommended by the TSX Guidelines and requires adherence to the same by employees of the Administrator.

INDEPENDENT FUNCTION OF THE TRUSTEES AND THE BOARD OF DIRECTORS OF THE ADMINISTRATOR

Chairman is Unrelated Director

The Chair of the Board of Directors of the Administrator is an unrelated Director and is charged with the responsibility of ensuring that the Administrator discharges its responsibility for the general administration of the business and affairs of the Fund. The Directors have not established a regular practice of meeting without those members who are considered related under the TSX Guidelines. It is expected that an independent committee of directors would be established to consider a particular matter apart from management where circumstances dictated.

Independent Advice

While such a situation did not arise in the past fiscal year, the Trustees and the Directors of the Administrator would support the engagement of separate professional advisors (e.g., financial, legal or other advisors) by an individual director or independent committee of the directors in appropriate circumstances.

Communications with Unitholders

The Administrator has, with the approval of the Trustees, assumed primary responsibility for communications with Unitholders. The Administrator ensures that inquiries by individual Unitholders are responded to in a timely fashion. The Administrator will also meet with interested Unitholders from time to time and report to the Trustees on feedback that they have received from Unitholders.

MATTERS TO BE CONSIDERED AT THE MEETING

Financial Statements

The financial statements to be received and considered by the Unitholders at the Meeting are the consolidated audited comparative financial statements of the Fund for the year ended December 31, 2004. These financial statements were audited by Grant Thornton LLP, Chartered Accountants, of Calgary, Alberta.

Election of Trustees

The Declaration of Trust states that the Trustees shall consist of not more than seven nor less than three Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees. Trustees are appointed at each annual meeting by a resolution approved by a majority of the votes cast at a meeting of Unitholders. A quorum of Trustees, being the greater of two Trustees, or a majority of the Trustees then holding office, may fill a vacancy among the Trustees, or otherwise appoint additional Trustees in limited circumstances. Non-residents are disqualified from being a Trustee.

The Fund proposes to nominate for election as Trustees at the Meeting the persons listed in the following table. All proposed nominees have consented to be named in this Circular and to serve as Trustees if elected. The Fund has no reason to believe that any proposed nominee will be unable to serve as a Trustee, but should any such nominee become unable to do so for any reason prior to the Meeting, the persons named in the enclosed form of proxy, unless directed to withhold from voting, reserve the right to vote for other nominees in their discretion.

The following table sets forth the name and principal occupation for each proposed nominee for election as Trustee, including principal occupations during the past five years. In addition, the table shows the date on which each proposed nominee first became a Trustee and the number of Trust Units that each proposed nominee beneficially owns, or exercises control or direction over, directly or indirectly, as of May 9, 2005.

Name and Municipality of Residence	Principal Occupation	Trustee Since	Trust Units Beneficially Owned or over which Control or Direction is Exercised
MR. ROY H. ALLEN Cochrane, Alberta	Corporate Director	December 2001	23,300
MR. JAMES T. GRENON Calgary, Alberta	Managing Director TOM Capital Associates Inc.	December 2001	3,692,609
MR. BRUCE J. MACLENNAN Calgary, Alberta	President Century Services Inc.	December 2001	-

Notes:
The information as to principal occupation and Trust Units beneficially owned is not within the knowledge of the Administrator and has been furnished by the respective nominees. Each of the foregoing persons has been engaged in the occupation set forth above or similar occupations with the same employer for the last five years.

Appointment of Auditor

The Declaration of Trust provides that the Unitholders shall appoint the auditors of the Fund at each annual meeting of Unitholders. The remuneration of the auditor shall be fixed by the Trustees. The Trustees propose to nominate Grant Thornton LLP, Chartered Accountants, to serve as auditor of the Fund until the next annual meeting of Unitholders. Grant Thornton LLP is the incumbent auditor, first appointed in 2004.

AMENDMENTS TO THE AMENDED AND RESTATED DECLARATION OF TRUST AND RELATED DOCUMENTS

The Administrator and the Trustees propose that certain amendments be made to the Amended and Restated Declaration of Trust to enable the Fund to make distributions in more flexible ways. The amendments are directed at ensuring that the Fund has the flexibility to operate and structure its affairs in a manner that benefits the Fund and the Unitholders.

Flexibility in Distributions

It is proposed that the Amended and Restated Declaration of Trust be amended to provide the Trustees the ability to make distributions of cash, Trust Units, or assets of the Fund, *in specie*, or any combination thereof, in such circumstances and on such terms and conditions as the Trustees may approve and determine to be in the best interests of the Fund and the Unitholders, subject to the receipt of any required regulatory approvals. Currently, all distributions must be made in cash or Trust Units. The Fund carries on its operations directly and indirectly through various partnerships. The operative documents of the various affiliates of the Fund must also be amended to allow such entities to transfer assets rather than cash to the Fund to enable it to make distributions of assets.

The above amendments to the Amended and Restated Declaration of Trust and related documents set out above are subject to Unitholder approval. Unitholders will therefore be asked to consider and, if thought fit, authorize the Trustees to approve the proposed amendments by passing the following special resolution:

BE IT RESOLVED AS A SPECIAL RESOLUTION #1 THAT:

(a) The Trustees and the Fund be and they are hereby authorized to amend the Amended and Restated Declaration of Trust to provide that the Trustees have the power to make distributions of assets of the Fund, *in specie*, Trust Units, cash, or any combination thereof in such circumstances and on such terms and conditions as the Trustees may approve and determine to be in the best interests of the Fund and the Unitholders, subject to receipt of any required regulatory approvals;

(b) The Trustees and the Fund be and they are hereby authorized to amend such other documents of the Fund or its affiliates as are necessary in order to provide for, reflect or support the payment of distributions with assets of the consolidated Fund, subject to receipt of any required regulatory approvals;

(c) The Trustees and the Fund, in consultation with its advisors, be and they are hereby authorized to amend the Amended and Restated Declaration of Trust and such other documents of the Fund or its affiliates as are necessary, to give effect to the above resolutions; and

(d) The Trustees may revoke this Special Resolution in their discretion and without further approval of the Unitholders.

To be approved, the foregoing special resolution must be passed by a majority of not less than 66 ⅔% of the votes of Unitholders represented in person or by proxy at the Meeting and given on a poll.

Potential Subdivision of Trust Units

The Trustees have resolved, subject to Unitholder and regulatory approval, that the issued and outstanding Trust Units of the Fund be subdivided on a three-for-one basis. The Trustees and the management of the Administrator believe the resulting reduction in the trading price per Unit will make it less expensive for retail Unitholders to purchase a board lot of the Fund's Trust Units, which, together with any increase in the total number of outstanding Trust Units, should provide the Unitholders with increased market liquidity and the Fund with a broader range of Unit ownership. If the special resolution is passed and all regulatory approvals are obtained, the subdivision of the Trust Units will be completed by the "push out" method. Accordingly, Unitholders of record on a stated record date will retain the Trust Units that they currently hold and will be provided with certificates representing an equal number of additional Trust Units to which they are entitled as a result of the subdivision. Currently outstanding Unit certificates representing Trust Units should be retained by the holders thereof and not be forwarded to the Fund or its transfer agent.

In order to give effect to the subdivision of the Trust Units, the Trust Declaration must be amended by a Special Resolution of Unitholders. The text of this Special Resolution is set out below. To be effective, the Special Resolution must be approved in accordance with amended and restated Declaration of Trust, in the form of a special resolution. An affirmative vote of not less than two-thirds of the Trust Units represented and voted at the meeting is necessary to approve the following resolution.

BE IT RESOLVED AS A SPECIAL RESOLUTION #2 THAT:

(a) The Amended and Restated Declaration of Trust of the Fund be amended to subdivide the issued and outstanding Trust Units on a three-for-one basis, at the discretion of the Trustees;

(b) Any Trustee or proper Officer of the Administrator of Fund is authorized to execute all such instruments and to do all such acts and things, as they, in their discretion, determine to be necessary or advisable in order to properly implement and give effect to the foregoing; and

(c) The Trustees of the Fund may, in their discretion, without further approval of the Unitholders, revoke this Special Resolution in respect of the foregoing.

To be approved, the foregoing special resolution must be passed by a majority of not less than 66⅔% of the votes cast by Unitholders who vote in person or by special proxy in respect of the resolution at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Trustees know of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

The Fund will provide to any person, upon written request to the administrator of the Fund:

(i) one copy of the Annual Information Form of the Fund, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii) one copy of the Fund's financial statements for its most recently completed financial year, together with the accompanying report of the auditor, and one copy of any interim financial statements of the

Fund subsequent to the Fund's financial statements for the most recently completed financial year; and

(iii) one copy of this Circular;

provided the Fund may require the payment of a reasonable charge if the request is made by a person who is not a Unitholder of the Fund.

Any request for any such documents should be made to Investor Relations, Foremost Industries Income Fund at: 1225 64th Avenue NE, Calgary, Alberta T2E 8P9, or may be made by email to: investorrelations@foremost.ca.

APPROVAL AND CERTIFICATION

The contents of this Proxy Statement and Information Circular and the sending, communication or delivery thereof to Unitholders has been approved and authorized by the Trustees of the Fund.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Calgary, Alberta, this 9th day of May, 2005.

FOREMOST INDUSTRIES INCOME FUND

"James T. Grenon"
James T. Grenon, Trustee

FOREMOST INDUSTRIES INC.

"Glen E. Swail"
Glen E. Swail, Director

EXHIBIT 2.3

MANAGEMENT'S REPORT

To the Unitholders of Foremost Industries Income Fund

The consolidated financial statements of Foremost Industries Income Fund and other financial information included in this annual report have been prepared by Management. It is Management's responsibility to ensure that sound judgment, appropriate accounting principles and methods, and reasonable estimates have been used in the preparation of this information. They also ensure that all information presented is consistent.

Management is also responsible for developing internal controls over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy. Management believes the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of the financial reports. Management also believes that the Fund's operations are conducted in conformity with the law and with a high standard of business conduct.

The Board of Trustees is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Committee, which consists of non-management Trustees, reviews the financial statements and annual report, and recommends them to the Board for approval. The Committee meets with Management and external auditors to discuss internal controls, auditing matters and financial reporting issues. External auditors have full and unrestricted access to the Audit Committee. The Committee also recommends a firm of external auditors to be appointed by the Unitholders.

Pat W. Breen, President
Foremost Industries Income Fund

March 30, 2005
Calgary, Alberta

AUDITORS' REPORT

To the Unitholders of Foremost Industries Income Fund

We have audited the consolidated balance sheets of Foremost Industries Income Fund as at December 31, 2004 and 2003 and the consolidated statements of income and unitholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Grant Thornton LLP

Chartered Accountants

March 30, 2005
Calgary, Alberta

CONSOLIDATED BALANCE SHEETS

As at December 31,	Notes	2004	2003
Assets			
Current assets			
Cash		$ –	$ 1,156,000
Accounts receivable		34,425,000	15,758,000
Inventories	5	41,895,000	16,984,000
		76,320,000	33,898,000
Property, plant and equipment	6	24,324,000	18,898,000
Intangible assets	7	1,587,000	–
Goodwill	8	5,809,000	5,425,000
		$ 108,040,000	$ 58,221,000
Liabilities and Unitholders' Equity			
Current liabilities			
Bank indebtedness	9	$ 21,070,000	$ –
Accounts payable and accrued liabilities		25,255,000	14,155,000
Customer contract deposits		12,000,000	4,675,000
Current portion of long-term debt		–	798,000
		58,325,000	19,628,000
Long-term debt	10	–	2,300,000
		58,325,000	21,928,000
Unitholders' equity	11	49,715,000	36,293,000
		$ 108,040,000	$ 58,221,000

See accompanying notes to financial statements.

Approved by the Board of Trustees

James T. Grenon, Trustee

Roy H. Allen, Trustee

CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY

Years ended December 31,	Notes	2004	2003
Revenue		$ 160,752,000	$ 70,679,000
Cost of sales		125,248,000	55,536,000
		35,504,000	15,143,000
Selling, general and administrative		12,191,000	6,574,000
Interest		755,000	169,000
Amortization		2,105,000	1,315,000
Foreign exchange loss		262,000	467,000
		15,313,000	8,525,000
Income from operations		20,191,000	6,618,000
Gain on disposal of property, plant and equipment		105,000	1,000
Net income		20,296,000	6,619,000
Change in Unitholders' equity	11	(6,874,000)	3,126,000
Unitholders' equity, beginning of year		36,293,000	26,548,000
Unitholders' equity, end of year		$ 49,715,000	$ 36,293,000
Earnings per trust unit	12		
Basic		$ 3.27	$ 1.18
Diluted		$ 3.16	$ 1.16

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,	Notes	2004	2003
Cash flows provided by (used in):			
Operations:			
Net income		$ 20,296,000	$ 6,619,000
Items not involving cash:			
Amortization		2,105,000	1,315,000
Gain on disposal of property, plant and equipment		(105,000)	(1,000)
Trust Units based compensation		116,000	50,000
Cash flows from operations		22,412,000	7,983,000
Change in non-cash working capital	15	(15,525,000)	(1,443,000)
		6,887,000	6,540,000
Investments:			
Purchase of property, plant and equipment		(1,912,000)	(923,000)
Purchase of intangible assets		(558,000)	–
Proceeds from sale of property, plant and equipment		119,000	49,000
Business acquisitions	4	(14,994,000)	(12,312,000)
Increase in goodwill	8	(384,000)	(175,000)
		(17,729,000)	(13,361,000)
Financing:			
Increase in bank operating loans		20,585,000	2,800,000
Issuance of Trust Units	11	95,000	107,000
Distributions to Unitholders		(8,381,000)	(4,533,000)
Long-term debt repayments		(3,098,000)	(792,000)
		9,201,000	(2,418,000)
Net decrease in cash during the year		(1,641,000)	(9,239,000)
Cash, beginning of year		3,956,000	13,195,000
Cash, end of year		$ 2,315,000	$ 3,956,000
Cash (bank indebtedness) is comprised of:			
Cash		$ 2,315,000	$ 3,956,000
Bank operating loans		(23,385,000)	(2,800,000)
		$ (21,070,000)	$ 1,156,000
Supplemental disclosure of cash flow information			
Interest paid		$ 611,000	$ 425,000

See accompanying notes to financial statements.

December 31, 2004 and 2003

1. **DESCRIPTION OF THE FUND**

Foremost Industries Income Fund (the "Fund") is an unincorporated open-end mutual fund trust established by a Declaration of Trust dated November 14, 2001, as amended and restated June 28, 2002, under the laws of the Province of Alberta.

The Fund's business operations are conducted through Foremost Industries Limited Partnership ("Foremost") and Foremost Universal Limited Partnership ("Universal"). Foremost designs and fabricates drilling equipment, heavy all-terrain vehicles and related parts and tooling. Universal designs and fabricates oil and gas treating equipment, including pressure vessels, petroleum storage tanks, gas separation equipment and large scale steam generators.

The Fund has an obligation under the Declaration of Trust, to distribute all of its taxable income and realized capital gains to the Common Trust Unitholders ("Unitholders") of record as at the fourth quarter distribution record date in December of each fiscal year. Distribution of this taxable income can be in the form of cash or through the issuance of additional common trust units ("Trust Units"). Under the terms of the Declaration of Trust, if taxable income is distributed in the form of additional Trust Units, there will be an immediate reconsolidation of the number of Trust Units outstanding. After the consolidation, each Unitholder will hold the same number of Trust Units as held before the distribution of additional Trust Units.

2. **SIGNIFICANT ACCOUNTING POLICIES**

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The amounts recorded for amortization are based on an estimate of the useful lives of the property, plant and equipment, and intangible assets subject to amortization, and the amounts recorded for the warranty provision are determined based on historical information of warranty claims for similar products. The inventory obsolescence provision is based on estimates of the future saleability of specific inventory items, and the allowance for doubtful accounts of accounts receivable are determined based on a combination of specifically identified amounts, as well as historical collection trends. These estimates are based on management's best knowledge of current events and actions that the Fund may undertake in the future. Actual results could differ from those estimates.

a] **Principles of consolidation**

The consolidated financial statements include the accounts of the Fund, its partnerships and their wholly owned subsidiaries.

b] **Inventories**

Inventories are valued at the lower of cost and net realizable value. Cost being defined to include laid-down cost for materials and actual cost for direct labour on a first-in, first-out basis.

c] **Property, plant and equipment**

Property, plant and equipment are stated at cost. Amortization of buildings, machinery and equipment is calculated at various rates ranging from 3 to 25 years on a straight line basis according to their useful life assuming a residual value of 5 percent of the original cost.

d] **Intangible assets**

Intangible assets, consisting of patent rights, licensing and non-compete agreements are recorded at cost and are amortized at various rates ranging from 5 to 15 years on a straight line basis over their estimated useful lives. Patents are written down to fair value if a decline is considered other than temporary.

e] Goodwill

Goodwill represents the excess of the purchase price over the fair market value of the net identifiable assets acquired. The goodwill balance is not amortized, but is continually assessed for impairment. Any impairment in the value of goodwill is written off against income in the period the impairment is recognized.

f] Product warranty provision

Based on experience factors, the Fund provides for future warranty costs relating to its products at the time the products are sold. These amounts are included in accounts payable and accrued liabilities.

g] Foreign currency translation

Foreign currencies have been translated at approximate exchange rates in effect at transaction dates. The Fund's foreign subsidiaries are accounted for as integrated operations. Monetary items have been adjusted to reflect the year end rate of exchange while non-monetary items are translated at historical rates. Gains and losses arising on foreign currency transactions are charged to income.

h] Revenue recognition

Effective January 1, 2004, the Foremost operation changed its accounting policy of revenue recognition. Foremost now recognizes capital equipment fabrication revenue using a percentage of completion method compared to the completed contract basis used in prior years. Under this method, revenue and costs of goods sold are recognized in income at each period end, based on the costs incurred including design, engineering, materials and labour to period end as a percentage of total expected costs. Revenue recognition for capital equipment fabrication is now consistent for all operating entities within the Fund. All parts sales and tooling and pipe revenues are recognized on a point of sale basis.

i] Trust Units based compensation plan

The Fund accounts for the compensation expense for Trust Units options granted to employees, directors and trustees using the fair value method. Under this method, fair values determined using the Black-Scholes option pricing model are recognized over the vesting period (see Note 11d) with a corresponding increase to contributed surplus. Any consideration paid for Trust Units on exercise of Trust Units options is credited to Fund equity.

j] Income taxes

The Fund is a Unit Trust for income tax purposes. As such, the Fund is taxed on any Canadian taxable income not allocated to Unitholders. Under the terms of the Declaration of Trust, all Canadian taxable income of the Fund will be allocated to the Unitholders resulting in no Canadian tax expense to the Fund.

The Fund's corporate subsidiaries follow the liability method of accounting for income taxes. Under this method, the change in net future income tax assets or liabilities is charged to income.

Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. These future income taxes are classified as current and long-term depending upon the classification of the balance sheet items to which they relate.

k] Per trust unit amounts

Basic earnings per trust unit, is calculated using the weighted average number of Trust Units outstanding during the period. Diluted earnings per trust unit, is calculated by using the treasury stock method.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004 the Fund changed its accounting policy for revenue recognition of capital equipment fabrication. The purpose of this change was to ensure the consistent application of revenue recognition for all of the operating entities within the Fund. It is management's opinion that the percentage of completion method more appropriately matches revenues and costs of sales to the period in which activity occurs. Prior to this change, Foremost recognized such revenue on a completed contract basis whereby revenue and related profit were recognized at the time of substantial completion. As a result of this change, revenue for capital equipment fabrication is now uniformly recognized throughout the Fund's business units. It has been determined that revenues of prior periods would have increased by $2,519,000 and net income of $873,000. As a result of this accounting policy change, the Fund has adjusted Unitholders' equity as at January 1, 2004 to reflect the net income effect. Prior period financial statements have not been restated since the effect on specific prior periods could not be reasonably determined.

4. BUSINESS ACQUISITIONS

On July 1, 2004, the Fund acquired the assets and business operations of Corlac Industries (1998) Ltd. ("Corlac") for total consideration of cash, issuance of 25,000 Trust Units of the Fund, the assumption of liabilities and a contingent consideration based upon a percentage of revenue of a particular product line. With facilities in Lloydminster and Nisku, Alberta, Corlac manufactures petroleum storage tanks, compressor packages and pressure vessels.

On July 1, 2003, the Fund acquired the assets and operations of Universal Industries Limited Partnership ("Universal Industries") for total consideration of cash, issuance of 1,100,000 Trust Units of the Fund, a note payable, the assumption of liabilities and a contingent consideration based upon earnings results for a five-year period. Universal Industries manufactures, sells and rents: oil treating systems, pressure vessels, petroleum storage tanks, gas separation and steam generation equipment from two facilities located in Lloydminster and Stettler, Alberta.

On November 26, 2003, the Fund acquired all of the issued and outstanding shares of Wilco Industries Ltd. ("Wilco") for cash consideration. Wilco manufactures small to medium-sized single and double-wall petroleum storage tanks at its location in Neilburg, Saskatchewan.

The results of these operations have been included in the Fund's accounts from each acquisition's purchase date. The acquisitions have been accounted for under the purchase method as follows:

	2004	2003		
	Corlac	Universal Industries	Wilco	Total
Consideration				
Cash	**$ 14,555,000**	$ 7,927,000	$ 1,173,000	$ 9,100,000
Note payable	**-**	3,000,000	-	3,000,000
Acquisition costs	**439,000**	50,000	162,000	212,000
Total cash and note payable	**14,994,000**	10,977,000	1,335,000	12,312,000
Trust Units	**423,000**	7,502,000	-	7,502,000
Total	**$ 15,417,000**	$ 18,479,000	$ 1,335,000	$ 19,814,000
Net assets acquired				
Current assets	**$ 11,008,000**	$ 15,419,000	$ 2,519,000	$ 17,938,000
Property, plant and equipment	**5,489,000**	11,106,000	1,057,000	12,163,000
Intangible assets	**1,173,000**	-	-	-
Goodwill	**-**	4,889,000	361,000	5,250,000
Current liabilities	**(2,253,000)**	(10,118,000)	(2,149,000)	(12,267,000)
Long-term debt	**-**	(2,817,000)	(453,000)	(3,270,000)
Total	**$ 15,417,000**	$ 18,479,000	$ 1,335,000	$ 19,814,000

5. INVENTORIES

	2004	2003
Raw materials and parts	$ 20,738,000	$ 9,116,000
Work in process	16,955,000	5,401,000
Finished goods	4,202,000	2,467,000
	$ 41,895,000	$ 16,984,000

6. PROPERTY, PLANT AND EQUIPMENT

	2004			2003		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Land	$ 3,861,000	$ –	$ 3,861,000	$ 2,543,000	$ –	$ 2,543,000
Buildings	13,780,000	2,054,000	11,726,000	10,732,000	1,624,000	9,108,000
Equipment	15,215,000	7,728,000	7,487,000	12,627,000	6,432,000	6,195,000
Rental assets	2,516,000	1,266,000	1,250,000	2,015,000	963,000	1,052,000
	$ 35,372,000	$ 11,048,000	$ 24,324,000	$ 27,917,000	$ 9,019,000	$ 18,898,000

7. INTANGIBLE ASSETS

	2004	2003
Patent rights and licensing	$ 1,308,000	$ –
Non-compete agreement	423,000	–
	1,731,000	–
Less: accumulated amortization	(144,000)	–
Net book value	$ 1,587,000	$ –

Certain of the patent rights relate to a specific product line acquired from Corlac. There remains a further contingent purchase price up to $1,250,000 over a three year period, which is based upon the revenues generated from this specific product line. This contingent purchase price adjustment will be accounted for annually on a prospective basis.

8. GOODWILL

	2004	2003
Goodwill, beginning of year	$ 5,425,000	$ –
Goodwill from business acquisition (Note 4)	–	5,250,000
Contingent purchase price payments	384,000	175,000
Goodwill, end of year	$ 5,809,000	$ 5,425,000

As part of the acquisition of Universal Industries, the Fund has a contingent purchase price payment liability for a five year period which is based on the earnings results of a particular business unit. The adjustment reflected above represents the purchase price adjustment, and has been included in accounts payable and accrued liabilities.

192

9. BANK INDEBTEDNESS

The Fund has a $25,000,000 credit facility with a major chartered bank. This credit facility consists of two portions; one is an operating loan at $10,000,000 bearing interest at prime; the other portion is a $15,000,000 revolving facility bearing interest at prime plus one-half percent. Both facilities are secured by a floating charge debenture covering all assets of the Fund. As at December 31, 2004, a total of $23,385,000 had been drawn against this line (2003 - $2,800,000). In addition, the credit facility has provided an irrevocable letter of credit in the amount of $500,000 in the form of a performance bond for a specific customer project.

10. LONG-TERM DEBT

	2004	2003
Term loan	**$ –**	$ 3,098,000
Less: current portion	**–**	798,000
	$ –	$ 2,300,000

The term loan was secured by a floating charge debenture covering all assets of the Fund, including accounts receivable, inventories and property, plant and equipment. It was repayable on a monthly basis, over five years with an interest rate of prime plus one-half percent.

During 2004, this long-term debt facility had been repaid as a result of restructuring the current bank operating line (Note 9).

11. UNITHOLDERS' EQUITY

a] Authorized

The Fund is authorized to issue an unlimited number of Trust Units and 30,000 preferred Trust Units.

b] Issued

	2004		2003	
	Number	**Stated value**	Number	Stated value
Unitholders' equity, beginning of year	**6,160,230**	**$ 36,293,000**	5,027,963	$ 26,548,000
Adjustment of Unitholders' equity (Note 3)	**–**	**873,000**	–	–
Trust Units issued on exercise of options	**33,900**	**95,000**	32,267	107,000
Trust Units issued on acquisition (Note 4)	**25,000**	**423,000**	1,100,000	7,502,000
Trust Units based compensation (Note 11d)	**–**	**116,000**	–	50,000
Distributions	**–**	**(8,381,000)**	–	(4,533,000)
Change in the year	**58,900**	**(6,874,000)**	1,132,267	3,126,000
Net income for the year	**–**	**20,296,000**	–	6,619,000
Unitholders' equity, end of year	**6,219,130**	**$ 49,715,000**	6,160,230	$ 36,293,000

	2004	2003
Unitholders' equity consists of:		
Trust Units	**$ 28,765,000**	$ 28,247,000
Accumulated earnings	**42,209,000**	21,040,000
Accumulated distributions	**(21,425,000)**	(13,044,000)
Contributed surplus	**166,000**	50,000
	$ 49,715,000	$ 36,293,000

c] Trust Units based compensation plan

The Fund has reserved 260,000 Trust Units under the terms of its employee Trust Units Option Plan at December 31, 2004 (2003 - 289,100). The exercise price of each option equals the fair market value at the date of grant. Options vest at a rate of 20 percent, on each of the five anniversaries of the date of grant, and expire one month after the fifth anniversary.

A summary of the status of the plan and changes during the years then ended is presented below:

Trust Units Option Plan	2004			2003		
	Number of options		Weighted average exercise price	Number of options		Weighted average exercise price
Trust Units options, beginning of year	**289,100**	**$**	**4.25**	200,200	$	2.11
Granted	**5,000**		**12.35**	140,000		6.70
Exercised	**(33,900)**		**2.80**	(32,267)		3.31
Expired	**(200)**		**6.00**	(18,833)		2.16
Trust Units options, end of year	**260,000**		**4.59**	289,100		4.25
Trust Units options exercisable, end of year	**116,000**	**$**	**2.89**	67,600	$	1.82

The following table summarizes information about the Trust Units options outstanding:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number of options	Weighted average remaining contractual life		Weighted average exercise price	Number of options		Weighted average exercise price
$ 1.65 - $ 2.00	110,000	0.4 years	$	1.65	85,000	$	1.65
$ 2.00 - $ 6.00	5,000	1.3 years	$	2.35	3,000	$	2.35
$ 6.00 - $10.00	140,000	3.7 years	$	6.70	28,000	$	6.70
$ 10.00 - $12.35	5,000	4.3 years	$	12.35	–	$	–
$ 1.65 - $ 12.35	260,000	2.2 years	$	4.59	116,000	$	2.89

d] Trust Units based compensation expense

During 2004, the Fund granted a total of 5,000 Trust Units options at an exercise price of $12.35 per Trust Units option to employees, officers, directors, and trustees. These options vest over a five year period. The fair value of the Trust Units options granted was estimated to be $18,000 of which $5,000 was recorded as part of the compensation expense during 2004, with an equal amount credited to contributed surplus. The weighted average fair value per Trust Units option of $2.88 was calculated using the Black-Scholes model with the assumptions being a risk free rate of 3.5 percent, an expected option life of five years, a volatility of 67 percent, and a quarterly dividend rate of 10 percent.

During 2003, the Fund granted a total of 140,000 Trust Units options at an exercise price of $6.70 per Trust Units option to employees, officers, directors, and trustees. These options vest over a five year period. The fair value of the Trust Units options granted was estimated to be $264,000 of which $111,000 was recorded as compensation expense during 2004 ($50,000 in 2003), with an equal amount credited to contributed surplus. The weighted average fair value per Trust Units option of $1.89 was calculated using the Black-Scholes model with the assumptions being a risk free rate of 3.25 percent, an expected option life of five years, a volatility of 37 percent, and a quarterly dividend rate of 3 percent.

Total Trust Units based compensation expense recognized in 2004 was $116,000 ($50,000 in 2003).

12. EARNINGS PER TRUST UNIT

Earnings per trust unit has been calculated based on the weighted average number of Trust Units outstanding of 6,204,125 during 2004 (2003 – 5,593,198). A reconciliation of the denominators for the per trust unit calculation is outlined below:

	2004	2003
Basic weighted average Trust Units	**$ 6,204,125**	$ 5,593,198
Effect of dilutive Trust Units options	**221,824**	112,482
Diluted weighted average Trust Units	**$ 6,425,949**	$ 5,705,680

13. INCOME TAXES

Under the terms of the Declaration of Trust, all Canadian taxable income will be allocated to Unitholders. At December 31, the taxable corporate subsidiaries of the Fund have tax values in excess of their net assets, offset by a valuation allowance, as follows:

	2004	2003
Property, plant and equipment	**$ 118,000**	$ 65,000
U.S. loss carryforwards	**4,611,000**	4,904,000
Valuation allowance	**(4,729,000)**	(4,969,000)
Totals	**$ -**	$ -

During 2004, the corporate subsidiaries of the Fund had taxable income of $685,000 (2003 - $372,000), and a computed future tax expense of $240,000 (2003 - $130,000) which was offset by a corresponding reduction in the valuation allowance.

During 2002, the Canada Revenue Agency initiated a tax audit of the accounts of Foremost, and certain other related entities. The tax audit is not yet complete. It is management's belief that the ultimate resolution of this review will not materially affect the Fund's financial position.

14. CONTINGENT LIABILITIES

The Fund is involved in various legal claims arising in the ordinary course of business. It is management's opinion that these claims, once settled, are not expected to materially affect the Fund's financial position. Any costs to the Fund arising from these claims will be charged to earnings in the year in which they occur.

15. STATEMENTS OF CASH FLOW

The change in non-cash working capital is comprised of:

	2004	2003
Increase in accounts receivable	**$ (11,547,000)**	$ (2,533,000)
Decrease (increase) in inventories	**(20,150,000)**	207,000
Increase (decrease) in accounts payable and accrued liabilities	**8,847,000**	(2,655,000)
Increase in customer contract deposits	**7,325,000**	3,538,000
Decrease in non-cash working capital	**$(15,525,000)**	$ (1,443,000)

16. FINANCIAL INSTRUMENTS

a] Fair values

For accounts receivable, accounts payable and accrued liabilities, and customer contract deposits, the carrying amounts approximate fair value due to the near term maturity of these financial instruments. Long-term debt and bank indebtedness approximate the carrying value as they bear interest at floating interest rates.

b] Credit risk

A substantial portion of the Fund's accounts receivable is with customers in the oil and gas industry and is subject to normal industry credit risks. The carrying value of accounts receivable reflects management's assessment of the credit risk associated with these customers. In addition, appropriate export insurance and confirmed letters of credit are obtained on all material international projects.

c] Foreign currency risk

A significant portion of the Fund's revenues, expenses, accounts receivable and accounts payable are denominated in U.S. dollars, and consequently the Fund is subject to the risk of fluctuating exchange rates.

d] Interest rate risk

The Fund's bank borrowings are subject to floating interest rates. This floating rate debt is subject to interest rate risk, as the required cash flow to service the debt will fluctuate as a result of changes in market rates.

17. RELATED PARTY TRANSACTIONS

The Fund utilized the consulting services of a company owned and managed by a trustee of the Fund. The consideration for these services amounted to $746,000 for 2004 (2003 - $269,000). The balance owing as at December 31, 2004 was $345,000 (2003 - $38,000). Due diligence and business acquisition services are also utilized from the same company as the need arises. Any such costs are capitalized as part of the overall consideration for the acquired business. Business acquisition costs for Corlac in the amount of $350,000 were paid to the company during 2004 (2003 – $212,000 for Universal and Wilco). These transactions were conducted on terms agreed to by the parties involved.

18. BUSINESS SEGMENTS

(000s)	Foremost		Universal		Total	
	2004	2003	**2004**	2003	**2004**	2003
Revenue	**$ 62,722**	$ 41,457	**$ 98,030**	$ 29,222	**$ 160,752**	$ 70,679
Interest expense (income)	**(191)**	(121)	**946**	290	**755**	169
Amortization	**741**	757	**1,364**	558	**2,105**	1,315
Net income	**9,981**	4,322	**10,315**	2,297	**20,296**	6,619
Property, plant and equipment	**6,671**	7,006	**17,653**	11,892	**23,324**	18,898
Intangible assets	**-**	–	**1,587**	–	**1,587**	–
Goodwill	**-**	–	**5,809**	5,425	**5,809**	5,425
Total assets	**28,835**	19,557	**79,205**	38,664	**108,040**	58,221
Property, plant and equipment expenditures	**433**	623	**1,479**	300	**1,912**	923

196

The Fund has two reportable segments: Foremost and Universal. The Foremost segment designs and fabricates drilling equipment, heavy all-terrain vehicles and related parts and tooling for the oil and gas, mining, waterwell and construction industries. The Universal segment designs and fabricates oil and gas treating equipment, including pressure vessels, petroleum storage tanks and large scale steam generators.

Universal's results are shown net of inter-company sales (2004 - $11.6 million, 2003 - $3.7 million). In 2004, Foremost had $18.1 million of revenue to one customer (2003 - $9.1 million).

19. GEOGRAPHIC SEGMENTS

	Revenue		Property, plant and equipment	
	2004	2003	**2004**	2003
Canada	**$134,721,000**	$ 47,184,000	**$ 23,669,000**	$ 18,207,000
United States	**19,004,000**	18,229,000	**642,000**	654,000
International	**7,027,000**	5,266,000	**13,000**	37,000
Total	**$160,752,000**	$ 70,679,000	**$ 24,324,000**	$ 18,898,000

Revenues for geographic segments are allocated based upon the location of the customer's permanent establishment. Property, plant and equipment is allocated to countries by the location of the business.

20. COMPARATIVE FIGURES

Certain of the previous year's figures have been reclassified to conform to the current year's format of presentation.

EXHIBIT 2.4

MANAGEMENT'S REPORT

To the Unitholders of Foremost Industries Income Fund

The consolidated financial statements of Foremost Industries Income Fund and other financial information included in this annual report have been prepared by Management. It is Management's responsibility to ensure that sound judgement, appropriate accounting principles and methods, and reasonable estimates have been used in the preparation of this information. They also ensure that all information presented is consistent.

Management is also responsible for developing internal controls over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy. Management believes the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports. Management also believes that Foremost's operations are conducted in conformity with the law and with a high standard of business conduct.

The Board of Trustees is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Committee, which consists of non-management Trustees, reviews the financial statement and annual report, and recommends them to the Board for approval. The Committee meets with Management and external auditors to discuss internal controls, auditing matters and financial reporting issues. External auditors have full and unrestricted access to the Audit Committee. The Committee also recommends a firm of external auditors to be appointed by the Unitholders.

Pat W. Breen, President
Foremost Industries Income Fund

Calgary, Alberta
April 2004

AUDITORS' REPORT

To the Unitholders of Foremost Industries Income Fund

We have audited the consolidated balance sheet of Foremost Industries Income Fund as at December 31, 2003 and the consolidated statements of income and equity, and cash flows for the year then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2002 and for the year then ended were audited by another firm of chartered accountants who expressed an unqualified opinion on these statements in their report dated February 28, 2003.

Grant Thornton LLP

Chartered Accountants

Calgary, Alberta
February 27, 2004

CONSOLIDATED BALANCE SHEETS

As at December 31,		2003	2002
Assets			
Current assets			
Cash		**$ 1,156,000**	$ 13,195,000
Accounts receivable		**15,758,000**	3,823,000
Inventories	*note 5*	**16,984,000**	8,655,000
		33,898,000	25,673,000
Property, plant and equipment	*note 6*	**18,898,000**	7,175,000
Goodwill	*note 7*	**5,425,000**	—
		$ 58,221,000	$ 32,848,000
Liabilities and Unitholders' Equity			
Current liabilities			
Accounts payable and accrued liabilities		**$ 14,155,000**	$ 5,163,000
Customer contract deposits		**4,675,000**	1,137,000
Current portion of long-term debt		**798,000**	—
		19,628,000	6,300,000
Long-term debt	*note 8*	**2,300,000**	—
		21,928,000	6,300,000
Unitholders' equity			
Trust unit equity	*note 9*	**36,293,000**	26,548,000
		$ 58,221,000	$ 32,848,000

(Contingencies – *note 12*)

Approved by the Board of Trustees

James T. Grenon, Trustee

Roy H. Allen, Trustee

CONSOLIDATED STATEMENTS OF INCOME AND EQUITY

Years ended December 31,		**2003**	2002
Revenue		**$ 70,679,000**	$ 46,690,000
Cost of sales		**55,536,000**	33,863,000
		15,143,000	12,827,000
Selling, general and administrative		**6,574,000**	6,263,000
Interest expense (income)		**169,000**	(268,000)
Amortization		**1,315,000**	928,000
Foreign exchange loss		**467,000**	4,000
		8,525,000	6,927,000
Earnings from operations		**6,618,000**	5,900,000
Gain (loss) on disposal of property, plant and equipment		**1,000**	(32,000)
Net income		**6,619,000**	5,868,000
Change in common trust units	*note 9*	**3,126,000**	(3,629,000)
Equity, beginning of year		**26,548,000**	24,309,000
Equity, end of year		**$ 36,293,000**	$ 26,548,000
Earnings per trust unit	*note 10*		
Basic		**$ 1.18**	$ 1.17
Diluted		**$ 1.16**	$ 1.14

200

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,		2003	2002
Cash flows from operating activities			
Net income		$ 6,619,000	$ 5,868,000
Add (deduct) items not involving cash:			
Amortization		1,315,000	928,000
(Gain) loss on disposal of property, plant and equipment		(1,000)	32,000
Cash flows from operations		7,933,000	6,828,000
Changes in non-cash working capital	*note 13*	(1,568,000)	(1,795,000)
Cash flows from operating activities		6,365,000	5,033,000
Cash flows from investing activities			
Purchase of property, plant and equipment		(923,000)	(832,000)
Proceeds from sale of property, plant and equipment		49,000	—
Business acquisitions	*note 3*	(12,312,000)	—
Cash flows used in investing activities		(13,186,000)	(832,000)
Cash flows from financing activities			
Issuance of trust units upon exercise of trust unit options		107,000	133,000
Repurchase of trust unit options		—	(251,000)
Distributions to unitholders		(4,533,000)	(3,511,000)
Long-term receivable		—	89,000
Long-term debt repayments		(792,000)	(1,933,000)
Cash flows used in financing activities		(5,218,000)	(5,473,000)
Net decrease in cash, during year		(12,039,000)	(1,272,000)
Cash, beginning of year		13,195,000	14,467,000
Cash, end of year		$ 1,156,000	$ 13,195,000
Cash consists of:			
Cash		$ 3,956,000	$ 13,195,000
Bank indebtedness	*note 4*	(2,800,000)	—
		$ 1,156,000	$ 13,195,000
Supplemental disclosure of cash flow information			
Interest paid		$ 425,000	$ 69,000

201

December 31, 2003 and 2002

1. DESCRIPTION OF THE FUND

Foremost Industries Income Fund (the "Fund") is an unincorporated open-end mutual fund trust established by a Declaration of Trust dated November 14, 2001, as amended and restated June 28, 2002, under the laws of the Province of Alberta.

The Fund's business operations are conducted through Foremost Industries Limited Partnership ("Foremost") and Foremost Universal Limited Partnership ("Universal"). Foremost designs and fabricates drilling equipment, heavy all-terrain vehicles and related parts and tooling. Universal designs and fabricates oil and gas treating equipment, including pressure vessels, petroleum storage tanks, gas separation equipment and large scale steam generators.

The Fund has an obligation under the Declaration of Trust, to distribute all of its taxable income and realized capital gains to the Common Trust Unitholders ("Unitholders") of record on December 15 of each fiscal year. Distribution of this taxable income can be in the form of cash or through the issuance of additional common trust units ("Trust Units"). Under the terms of the Declaration of Trust, if taxable income is distributed in the form of additional Trust Units, there will be an immediate reconsolidation of the number of Trust Units outstanding. After the consolidation, each Unitholder will hold the same number of Trust Units as held before the distribution of additional Trust Units.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of accounting policies summarized below.

a. **Principles of consolidation**

The consolidated financial statements include the accounts of the Fund, its partnerships and their wholly owned subsidiaries.

b. **Inventories**

Inventories are valued at the lower of cost and net realizable value, cost being defined to include laid-down cost for materials and actual cost for direct labour on a first-in, first-out basis.

c. **Property, plant and equipment**

Property, plant and equipment are stated at cost. Amortization of buildings, machinery and equipment is calculated at various rates ranging from 3 to 25 years on a straight line basis according to their useful life, assuming a residual value of 5 percent of the original cost.

d. **Product warranty provision**

Based on experience factors, the Fund provides for future warranty costs relating to its products at the time the products are sold. These amounts are included in accounts payable.

e. **Foreign currency translation**

Foreign currencies have been translated at approximate exchange rates in effect at transaction dates. The Fund's foreign subsidiaries are accounted for as integrated operations. Monetary items have been adjusted to reflect the year end rate of exchange while non-monetary items are translated at historical rates. Gains and losses arising on foreign currency transactions are charged to income.

Effective January 1, 2002, the Fund adopted the Canadian Institute of Chartered Accountants ("CICA") revised standard with respect to "Foreign Currency Translation". The revised standard no longer permits the deferral and amortization of unrealized gains and losses that arise on the translation of long-term foreign currency denominated monetary assets and liabilities. Under the new recommendations, such gains and losses must be reported in earnings as they arise. Adopting the revised standards had no impact on the Fund's consolidated financial statements.

f. **Revenue recognition**

Foremost capital revenues are recognized on a completed contract basis. Universal capital revenues are recognized on a percentage of completion basis. All parts sales, and tooling and pipe revenues are recognized on a point of sales basis.

g. **Trust Unit-based compensation plan**

The Fund administers a Trust Unit-based compensation plan (note 9d), and any consideration paid for Trust Units on exercise of Trust Unit-based options is credited to Fund equity.

The Fund has early adopted the Canadian accounting standard as outlined in the CICA Handbook, section 3870, "Stock-based Compensation and Other Stock-based Payments". As allowed by the section, this policy has been adopted prospectively, meaning all prior years have not been restated.

The Fund records compensation expense in the Consolidated Financial Statements for Trust Unit Options granted to employees, directors and trustees using the fair value method. Fair values are determined using the Black-Scholes option pricing model. Compensation costs are recognized over the vesting period (see Note 9e).

h. **Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The amounts recorded for amortization are based on an estimate of the useful lives of the property, plant and equipment, and the amounts recorded for the warranty provision are determined based on historical information of warranty claims for similar products. The inventory obsolescence provision is based on estimates of the future saleability of specific inventory items, and the bad debt allowances of accounts receivable are determined based on a combination of specifically identified amounts, as well as historical collection trends. These estimates are based on management's best knowledge of current events and actions that the Fund may undertake in the future. Actual results could differ from those estimates.

i. **Income taxes**

The Fund is a Unit Trust for income tax purposes. As such, the Fund is taxed on any Canadian taxable income not allocated to Unitholders. Under the terms of the Declaration of Trust, all Canadian taxable income of the Fund will be allocated to the Unitholders resulting in no Canadian tax expense for the Fund.

Income taxes are recorded using the liability method of accounting for the foreign subsidiaries of the Fund. Under the liability method, the change in net future income tax assets or liabilities is charged to income.

Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. These future income taxes are classified as current and long-term depending upon the classification of the balance sheet items to which they relate.

j. **Net income per Trust Unit**

The Fund uses the treasury stock method for the calculation of net income per Trust Unit. Under this method basic earnings per Trust Unit, is calculated using the weighted average number of Trust Units outstanding during the period. Diluted earnings per Trust Unit, is calculated by taking the deemed proceeds from the exercise of Trust Unit options to acquire Trust Units at an average Trust Unit price.

k. Goodwill

Goodwill represents the excess of the purchase price over the fair market value of the net identifiable assets acquired. Under the new standards for accounting for goodwill, goodwill is no longer amortized, but is tested for impairment on an ongoing basis. Any impairment in the value of goodwill is written off against income in the period the impairment is recognized.

3. BUSINESS ACQUISITIONS

On July 1, 2003, the Fund acquired the assets and operations of Universal Industries Limited Partnership ("Universal") for total consideration of cash, issuance of 1,100,000 Trust Units of the Fund (at $6.82 per unit), a note payable, the assumption of liabilities and a contingent consideration based upon earnings results for a five-year period. Universal manufactures, sells and rents: oil treating systems, pressure vessels, petroleum storage tanks, gas separation and steam generation equipment from two facilities located in Lloydminster and Stettler, Alberta.

On November 26, 2003, the Fund acquired all of the issued and outstanding shares of Wilco Industries Ltd. ("Wilco") for cash consideration. Wilco manufactures small to medium-sized single and double-wall petroleum storage tanks at its location in Neilburg, Saskatchewan.

Both acquisitions have been accounted for under the purchase method. The results of their operations have been included in the Fund's accounts from each acquisition's purchase date. The total consideration provided, including related acquisition costs, has been allocated to the fair market value of the assets acquired and the liabilities assumed on the following basis:

	Universal	Wilco	Total
Consideration:			
Cash	$ 7,927,000	$ 1,173,000	$ 9,100,000
Note payable (repaid during 2003)	3,000,000	—	3,000,000
Trust units	7,502,000	—	7,502,000
	18,429,000	1,173,000	19,602,000
Acquisition costs	50,000	162,000	212,000
Totals	$ 18,479,000	$ 1,335,000	$ 19,814,000
Net assets acquired:			
Current assets	$ 15,419,000	$ 2,519,000	$ 17,938,000
Property, plant and equipment	11,106,000	1,057,000	12,163,000
Goodwill	4,889,000	361,000	5,250,000
Current liabilities	(10,118,000)	(2,149,000)	(12,267,000)
Long-term debt	(2,817,000)	(453,000)	(3,270,000)
Totals	$ 18,479,000	$ 1,335,000	$ 19,814,000

4. BANK INDEBTEDNESS

The Fund has an $11,000,000 operating line of credit facility with a major chartered bank. The operating line is repayable on demand, bears interest at the prime rate, and is secured by a floating charge debenture covering all assets of the Fund. As at December 31, 2003, a total of $2,800,000 had been drawn against this line.

5. INVENTORIES

	2003	2002
Raw materials and parts	**$ 9,116,000**	$ 4,757,000
Work in process	**5,401,000**	2,684,000
Finished goods	**2,467,000**	1,214,000
	$ 16,984,000	$ 8,655,000

6. PROPERTY, PLANT AND EQUIPMENT

		2003				2002
		Accumulated				Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value
Land	**$ 2,543,000**	**$ —**	**$ 2,543,000**	$ 903,000	$ —	$ 903,000
Buildings	**10,732,000**	**1,624,000**	**9,108,000**	4,571,000	1,340,000	3,231,000
Equipment	**12,627,000**	**6,432,000**	**6,195,000**	7,601,000	5,777,000	1,824,000
Rental assets	**2,015,000**	**963,000**	**1,052,000**	1,878,000	661,000	1,217,000
	$ 27,917,000	**$ 9,019,000**	**$ 18,898,000**	$ 14,953,000	$ 7,778,000	$ 7,175,000

7. GOODWILL

	2003	2002
Goodwill from business acquisition (note 3)	**$ 5,250,000**	$ —
Purchase price adjustment	**175,000**	—
Goodwill as at December 31, 2003	**$ 5,425,000**	$ —

As part of the acquisition of Universal, the Fund has a contingent purchase price adjustment liability for a five year period which is based on the earnings results of a particular business unit. The adjustment reflected above represents the first year's purchase price adjustment, and has been included in accounts payable and accrued liabilities.

8. LONG-TERM DEBT

	2003	2002
Term loan	**$ 3,098,000**	$ —
Less: current portion	**798,000**	—
	$ 2,300,000	$ —

The term loan is secured by a floating charge debenture covering all assets of the Fund, including accounts receivable, inventories and property, plant and equipment. It is repayable on a monthly basis, over the next five years and bears an interest rate of prime plus 1/2 percent.

Principal payments on long-term debt for the next five years are as follows:

2004	$ 798,000
2005	750,000
2006	750,000
2007	750,000
2008	50,000
	$ 3,098,000

9. TRUST UNIT EQUITY

a. Authorized

The Fund is authorized to issue an unlimited number of Trust Units and 30,000 preferred Trust Units.

b. Issued

	2003		2002	
	Number	**Stated value**	Number	Stated value
Trust unit equity, beginning of year	**5,027,963**	**$ 26,548,000**	5,000,213	$ 24,309,000
Trust units redeemed	**—**	**—**	(50)	—
Trust units issued on exercise of options	**32,267**	**107,000**	27,800	133,000
Trust unit options repurchased (note 9d)	**—**	**—**	—	(251,000)
Trust units issued on acquisition (note 3)	**1,100,000**	**7,502,000**	—	—
Trust unit cash distribution	**—**	**(4,533,000)**	—	(3,511,000)
Contributed surplus (note 9e)	**—**	**50,000**	—	—
Change in common trust units in the year	**1,132,267**	**3,126,000**	27,750	(3,629,000)
Net income for the year	**—**	**6,619,000**	—	5,868,000
Trust unit equity, end of year	**6,160,230**	**$ 36,293,000**	5,027,963	$ 26,548,000

c. Distribution of income to Unitholders

Pursuant to the Trust Indenture of the Fund, the Trustees must distribute the income of the Fund to its Unitholders for the fiscal year, determined in accordance with the Canadian Income Tax Act. If the Fund does not pay cash distributions for the total distributable amount of income, the remaining income of the Fund is distributed through additional Trust Units having a value equal to the cash shortfall.

In 2003, each Trust Unit received $0.80 as a cash distribution, and an increase in its adjusted cost base (ACB) of $0.50 as a Trust Unit distribution, for a total distribution of $1.30. In 2002, each Trust Unit received $0.70 as a cash distribution, and an increase in its ACB of $0.58 as a Trust Unit distribution, for a total distribution of $1.28.

d. Trust Unit-based compensation plan

The Fund has reserved 289,100 Trust Units under the terms of its employee Trust Unit Option Plan at December 31, 2003. The exercise price of each option equals the fair market value at the date of grant. Options vest at a rate of 20 percent, on each of the five anniversaries of the date of grant, and expire shortly after the fifth anniversary.

A summary of the status of the plan and changes during the years then ended is presented below:

Trust unit option plan	2003		2002	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Trust unit options, beginning of year	**200,200**	**$ 2.11**	348,200	$ 2.24
Granted	**140,000**	**6.70**	—	—
Exercised	**(32,267)**	**3.31**	(27,800)	4.75
Cancelled	**(18,833)**	**2.16**	(2,500)	6.00
Option buyout plan	**—**	**—**	(117,700)	1.79
Trust unit options, end of year	**289,100**	**4.25**	200,200	2.11
Trust unit options exercisable, end of year	**67,600**	**$ 1.82**	48,200	$ 1.88

The following table summarizes information about the Trust Unit Options outstanding:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of options	Weighted average remaining contractual Life	Weighted average exercise price	Number of options	Weighted average exercise prices
$ 1.65 - $ 2.25	124,000	1.4 years	$ 1.65	60,000	$ 1.65
$ 2.35 - $ 4.00	18,000	2.3 years	$ 2.35	6,000	$ 2.35
$ 5.00 - $ 6.00	7,100	0.2 years	$ 6.00	1,600	$ 6.00
$ 6.00 - $ 7.00	140,000	4.7 years	$ 6.70	—	$ —
$ 1.65 - $ 6.00	289,100	3.0 years	$ 4.25	67,600	$ 1.82

Early in 2002, the Fund entered into agreements with various Trust Unit optionholders to repurchase up to 10,000 outstanding options from each holder at $4.00 less the exercise price. Trust Unit optionholders elected to accept this arrangement. This arrangement involved the settlement of 117,700 options with $147,000 being paid in February 2002, and a second installment of $104,000 to be paid within one year of the first installment. As at December 31, 2003 the second installment was paid.

The Fund accrues a deferred bonus for trustees, directors and officers of Foremost holding options (qualified optionholders) to acquire Trust Units in the Fund. Under the terms of the Fund program, a bonus entitlement arises when a qualified optionholder exercises an option to acquire Trust Units. The entitlement is calculated by multiplying the number of options exercised by the cumulative cash distribution per Trust Unit paid to Unitholders, while the options were outstanding. The obligation created by this bonus program is amortized to remuneration expense over the period the Trust Unit options become vested. The cash paid in respect of exercised Trust Unit options reduces the obligation in the year the Trust Units are exercised. During 2003, a total of $130,000 (2002 - $158,000) had been expensed and $29,000 (2002 – $24,000) was paid in respect of exercised options.

e. **Trust Unit-based compensation expense**

During the year, the Fund granted a total of 140,000 Trust Unit options at an exercise price of $6.70 per Trust Unit to employees, officers, directors, and Trustees. These options vest over a five year period.

The fair value of the Trust Unit options granted was estimated to be $264,000 of which $50,000 was recorded as compensation expense during 2003, with an equal amount credited to contributed surplus. The weighted average fair value per Trust Unit option of $1.89 was calculated using the Black-Scholes model with the assumptions being a risk free rate of 3.25 percent, an expected option life of five years, a volatility of 37.29 percent, and a quarterly dividend rate of 3.00 percent.

10. EARNINGS PER TRUST UNIT

Earnings per Trust Unit has been calculated based on the weighted average number of Trust Units outstanding of 5,593,198 during 2003 (2002 – 5,014,115). A reconciliation of the denominators for the per unit calculation is outlined below:

	2003	2002
Basic weighted average trust units	**5,593,198**	5,014,115
Effect of dilutive trust unit options	**112,482**	136,242
Diluted weighted average trust units	**5,705,680**	5,150,357

There is no change in the numerator in the calculation of diluted income per Trust Unit for either year.

207

11. INCOME TAXES

Under the terms of the Declaration of Trust, all Canadian taxable income will be allocated to Unitholders. No future Canadian taxes were recorded by the Fund in 2003, as there is no Canadian tax obligation.

At December 31, 2003, the Fund has tax values in excess of its net assets, and are comprised of the following:

Temporary differences related to warranty provision	$	1,328,000
Reorganization costs		280,000
Carrying values of property, plant and equipment in excess of tax values		(1,061,000)
Total tax values in excess of net assets	$	547,000

Foremost, through one of its U.S. subsidiaries has significant U.S. non-capital loss carryforwards. No tax benefits have been recorded for these losses, as their utilization is uncertain.

During 2002, the Canada Customs and Revenue Agency initiated a tax audit of the accounts of Foremost, and certain other related entities. The tax audit is not yet complete. It is management's belief that the ultimate resolution of this review will not materially affect the Fund's financial position.

12. CONTINGENT LIABILITIES

The Fund is involved in various legal claims arising in the ordinary course of business. It is management's opinion that these claims, once settled, are not expected to materially affect the Fund's financial position. Any costs to the Fund arising from these claims will be charged to earnings in the year in which they occur.

13. STATEMENTS OF CASH FLOW

The changes in non-cash working capital is comprised of:

		2003		2002
Increase in accounts receivable	$	**(2,533,000)**	$	(1,301,000)
Decrease in income taxes receivable		**—**		311,000
Decrease in inventories		**207,000**		3,172,000
Decrease in accounts payable and accrued liabilities		**(2,780,000)**		(229,000)
Increase (decrease) in customer contract deposits		**3,538,000**		(3,748,000)
Decrease in non-cash working capital	**$**	**(1,568,000)**	$	(1,795,000)

14. FINANCIAL INSTRUMENTS

a. **Fair values**

For accounts receivable, accounts payable and accrued liabilities, and customer contract deposits the carrying amounts approximate fair value due to the near term maturity of these financial instruments. Long-term debt and bank indebtedness approximate the carrying value as they bear interest at variable interest rates. Risks associated with foreign customers are mitigated by credit terms that require substantial amounts of cash deposits and/or letters of credit to guarantee payment of contract amounts. Additionally, where appropriate, the Fund uses the Export Development Company (EDC) to insure foreign contracts and receivables.

b. **Foreign currency risk**

A significant portion of the Fund's revenues, expenses, accounts receivable and accounts payable are denominated in U.S. dollars, and consequently, the Fund is subject to the risk of fluctuating exchange rates.

c. **Interest rate risk**

The Fund is exposed to interest rate risk to the extent that the carrying value of its long-term debt and bank indebtedness balances are at floating interest rates.

15. RELATED PARTY TRANSACTIONS

The Fund utilized the consulting and acquisition services of a company owned and managed by a Trustee of the Fund. The consideration for these services amounted to $481,000 for 2003 (2002 - $208,000) and was not more than could be expected from unrelated parties. Of this total amount, business acquisition costs were $212,000 for 2003 (2002 - $0). The balance owing as at December 31, 2003 was $38,000 (2002 - $205,000).

16. BUSINESS SEGMENTS

	Foremost		Universal	Total	
(000s)	**2003**	2002	**2003**	**2003**	2002
Revenue	**$ 41,457**	$ 46,690	**$ 29,222**	**$ 70,679**	$ 46,690
Interest expense (income)	**(121)**	(268)	**290**	**169**	(268)
Amortization	**757**	928	**558**	**1,315**	928
Segment income	**4,322**	5,868	**2,297**	**6,619**	5,868
Segment capital assets	**7,006**	7,175	**11,892**	**18,898**	7,175
Segment assets	**19,557**	32,848	**38,664**	**58,221**	32,848
Capital expenditures	**623**	832	**300**	**923**	832
Goodwill expenditures	**—**	—	**5,425**	**5,425**	—
Revenue by product:					
Oilfield equipment	**9,072**	9,948	**27,730**	**36,802**	9,948
Drills	**14,698**	17,380	**—**	**14,698**	17,380
Parts and services	**8,425**	8,674	**1,135**	**9,560**	8,674
Tooling and pipe	**7,486**	7,952	**—**	**7,486**	7,952
Rentals	**996**	794	**357**	**1,353**	794
Vehicles	**780**	1,942	**—**	**780**	1,942
Total	**$ 41,457**	$ 46,690	**$ 29,222**	**$ 70,679**	$ 46,690

These results are shown net of inter-company sales (2003 - $3.7 million, 2002 - $0.9 million).

In 2003, approximately $9.1 million in revenues to one customer has been included in the Calgary segment (compared to $5.7 million in 2002).

17. GEOGRAPHIC SEGMENTS

	Revenue		Property, plant and equipment	
(000s)	**2003**	2002	**2003**	2002
Canada	**$ 47,184**	$ 20,555	**$ 18,207**	$ 6,440
United States	**18,229**	23,526	**654**	689
International	**5,266**	2,609	**37**	46
Total	**$ 70,679**	$ 46,690	**$ 18,898**	$ 7,175

18. DISTRIBUTABLE CASH

Years ended December 31,	2003	2002
Net income	$ 6,619,000	$ 5,868,000
Amortization	1,315,000	928,000
	7,934,000	6,796,000
Less: sustaining capital expenditures	700,000	500,000
Distributable cash	$ 7,234,000	$ 6,296,000
Cash distributions paid	$ 4,533,000	$ 3,511,000
Distributable cash flow per trust unit	$ 1.29	$ 1.26
Actual cash distributions paid per trust unit	$ 0.80	$ 0.70

Distributable cash is not a defined term under Canadian generally accepted accounting principles. This amount is determined as net income for the period, with amortization, which is a non-cash expense added back. An estimate of normalized sustaining capital expenditures is then deducted.

Management believes that distributable cash is a useful supplemental measure of performance as it is used by other income funds. It provides investors with an indication of the amount of cash the business has generated during that period which could be available for distribution to Unitholders. Investors are cautioned, however, that distributable cash should not be construed as an alternative to using net earnings as a measure of profitability or the statement of cash flows. Further, the Fund's method of calculating distributable cash may not be comparable to similarly titled amounts reported by other issuers.

In the case of the Fund, the level of distributions is set periodically with no direct relationship to the distributable cash during the period.

19. COMPARATIVE FIGURES

Certain of the previous year's figures have been reclassified to conform to the current year's format of presentation.

HISTORICAL REVIEW

($000s, except per trust unit/share amounts)

Operating Results	2003	2002	2001	2000	1999
Revenue	**70,679**	46,690	50,163	43,834	40,388
Income (loss) before income tax	**6,619**	5,868	8,631	3,385	(12,687)
Income taxes (recovery)	**—**	—	78	1,247	(1,480)
Net income (loss)	**6,619**	5,868	8,553	2,138	(11,207)
Per trust unit / share	**1.18**	1.17	1.58	0.39	(2.07)
Cash flow from operations	**7,933**	6,828	9,640	4,494	(6,840)
Financial Position					
Capital expenditures	**923**	832	449	1,816	1,641
Working capital	**14,270**	19,373	16,917	14,142	14,158
Total assets	**58,221**	32,848	36,519	33,424	38,528
Long-term debt	**3,098**	—	—	—	3,200
Unitholders' equity	**36,293**	26,548	24,309	22,948	20,810

211

EXHIBIT 2.5

INVESTOR RELATIONS:
Glen E. Swail, C.A.
Director, Foremost Industries Inc.
Vice President, TOM Capital Associates Inc.
Tel: (403) 571-4453
Fax: (403) 571-4444

ADMINISTRATIVE OFFICE:
1225 64th Avenue NE
Calgary, Alberta T2E 8P9
Tel: (403) 295-5800
Fax: (403) 295-5810

AUDITORS:
Grant Thornton LLP

REGISTRAR & TRANSFER AGENT:
Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING:
The Toronto Stock Exchange

TRADING SYMBOL:
FMO.UN

OPERATIONS

Foremost Industries Limited Partnership
1225 64th Avenue NE
Calgary, Alberta Canada T2E 8P9

Pat Breen, P.Eng.
President

Jim Chernyk, P.Eng.
Vice President, Sales

Warren Barker, CA, CPA
Vice President, Finance

Foremost Universal Limited Partnership
5014 65th Street
Lloydminster, Alberta Canada T9V 2K2

Pat Breen, P.Eng.
President

Bruce Binsfeld, CET
Vice President

Jim Spenrath, CA
Vice President, Finance

Q3-2005

Nine months ended September 30, 2005

Letter to Unitholders

The Trustees are pleased to provide the financial results for the third quarter of 2005.

The Fund generated record third quarter revenues and earnings. Revenues for the quarter equaled $51.8 million, an increase from $40.1 million last year. Earnings increased to $6.8 million from $5.1 million for the same period last year. All of these amounts are indicators of the current prosperous environment in the oil & gas industry.

The Fund expects continued strong results for the remainder of the year.

On behalf of the Trustees,

[signed: James T. Grenon]

James T. Grenon, Trustee
November 2005

Forward Looking Statement

Certain information included within the interim "Management's Discussion and Analysis" and "Letter to Unitholders" contain forward looking statements, based upon the Fund's estimates and assumptions that are subject to risks and uncertainties. As such, the Fund's actual results could differ materially from the forward looking statements contained in these discussions.

PERFORMANCE SUMMARY

For the period ended		**Sept. 30, 2005 (nine months)**		Dec. 31, 2004 (one year)		Sept. 30, 2004 (nine months)
Revenue	**$**	**139,906,000**	$	160,752,000	$	105,352,000
Net Income	**$**	**17,726,000**	$	20,296,000	$	15,155,000
Cash flow from operations	**$**	**19,710,000**	$	22,412,000	$	16,727,000
Net income per trust unit	**$**	**0.95**	$	1.09	$	0.81
Cash flow per trust unit	**$**	**1.04**	$	1.20	$	0.91
Book value per trust unit	**$**	**3.27**	$	2.66	$	2.51
Number of trust units	**$**	**18,916,438**	$	18,657,390	$	18,657,390

Management's Discussion and Analysis

Management's Discussion and Analysis of Foremost Industries Income Fund (the "Fund") for the third quarter ended September 30, 2005 should be read in conjunction with the Fund's Annual Report for the December 31, 2004 fiscal period and the first two quarters of 2005.

The interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles. In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Fund discloses that its auditors have not reviewed these financial statements.

The report contains certain forward looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward looking statements.

OVERVIEW

The Fund is an unincorporated open end mutual fund trust conducting its business through Foremost Universal Limited Partnership ("Universal") and Foremost Industries Limited Partnership ("Foremost"). The Fund derives its operational income from both Universal and Foremost.

Universal's overall business is focused on the oil and gas industry and contains the business units of: Universal Industries ("Universal Industries"), a manufacturer of oil treating systems, shop and field storage tanks; Stettler Oil and Gas Equipment, a gas separator manufacturer; Wilco Industries; Corlac Industries ("Corlac"); Peace Land Fabricating and Supply Ltd. ("Peace Land") and De-In Industries Ltd. ("De-In") all shop tank manufacturers. Universal purchased the assets and business operations of Corlac on July 1, 2004 and the shares and business operations of Peace Land and De-In during the third quarter of 2005.

Foremost is comprised of the business units of Foremost Industries, a manufacturer of custom equipment used for the oil and gas, construction, water-well and mining industries; and Mobile Drilling, a U.S. based business which manufactures and sells rigs and parts for the geotechnical industry.

Headquartered in Calgary, the Fund's combined businesses, which are predominantly based in western Canada, employ approximately 800 personnel. Trust Units of the Fund trade on the Toronto Stock Exchange under the symbol "FMO.UN".

OVERALL RESULTS

The Fund has just completed the most successful quarterly results in its history.

Revenues for the quarter exceeded $51.8 million, an increase of $11.7 million or 29.2% from the prior year's $40.1 million. Gross margin for the quarter ended was $11.5 million (22.3%) compared to $9.6 million (23.9%) last year. Net income for the quarter was $6.8 million compared to $5.1 million last year, an increase of 33.3%. Earnings per unit for the quarter increased to $0.36 from $0.27 last year. Cash flows from operations amounted to $7.6 million compared to $5.8 million last year. Distributable cash amounted to $7.2 million or $0.38 per unit, in comparison to $5.4 million and $0.29 per unit for the 2004 third quarter.

From a year-to-date perspective, revenues have increased to $139.9 million from $105.4 million last year, representing a 32.7% improvement. Year-to-date gross margin was $30.9 million (22.1%) compared to $25.8 million (24.5%) last year. The single largest reason for the margin percentage decrease is attributable to the Foremost operation, which is described in more detail below. Net income increased to $17.7 million from $15.2 million last year, a 17.0% increase. Earnings per unit for the year-to-date improved to $0.95 from $0.81 per unit last year. Cash flows from operations for the first nine months amounted to $19.7 million compared to $16.7 million last year. Distributable cash was $18.7 million or $0.99 per trust unit, an increase from $15.9 million or $0.84 per trust unit last year.

All business units are experiencing sizeable growth from the previous year and have backlogs until the spring of 2006 with certain units backlogged through to spring of 2007. As mentioned in previous reports, Universal Industries is attempting to meet customer demand by adding approximately 40,000 square feet of manufacturing space with completion expected by mid-2006. Further to this, Foremost Industries will be adding approximately 30,000 square feet of manufacturing space, to its existing 65,000 square feet of manufacturing space, to improve capacity and production efficiencies of its coiled tubing rig product line. The additional space, expected to be completed by July 2006, will also significantly reduce the outsourcing of sandblasting and painting.

OUTLOOK FOR 2005

The fourth quarter is expected to provide further improvements in revenues and earnings. In addition to the continuing revenue increase from all business units and an expected improvement in margins from the Foremost operation, the mid-third quarter acquisitions of Peace Land and De-In will provide for a full quarter of financial results. These strategic acquisitions provide Universal with significant manufacturing capacity in the key oil and gas producing areas of NW Alberta, NE British Columbia and the NWT. Traditionally, the last quarter of the year generates the greatest revenue, usually due to customer and project deadlines requiring completion before year end. We anticipate the overall margins will be improved, or at least maintained, and overheads should be similar to prior quarters after taking into account overheads from the new acquisitions. As mentioned, backlogs remain strong with little likelihood of a slowdown.

RESULTS OF OPERATIONS

Universal

The Universal group of businesses substantially increased its third quarter revenues to $37.9 million from $29.6 million in the second quarter and from $26.1 million in the comparative quarter last year, thereby generating a 45.2% year over year increase. Net income for the quarter amounted to $6.1 million compared to $3.2 million last year, a 90.6% increase.

Year-to-date revenues have increased to $96.2 million compared to $61.9 million last year, an increase of 55.4%. The majority of this growth being generated is from the sale of shop and field tanks. Year-to-date net income was $14.5 million compared to $8.0 million last year, representing an 81.3% increase. Year-to-date gross margin also improved to 24.4% from 21.0% last year.

These revenue and income increases are as a result of revenue growth from each of the business units, the current full year inclusion of Corlac and third quarter results from the recently acquired Peace Land and De-In business units. Margin percentages have increased from the specialization of Universal's business units becoming producers of specific product lines thereby creating operating efficiencies.

Foremost

Third quarter revenues for Foremost dipped slightly to $13.9 million from $14.0 million last year. Third quarter net income was $0.7 million, a decrease from $1.9 million earned during last year's third quarter.

Year-to-date revenues have increased to $43.7 million from $43.5 million. Year-to-date net income decreased to $3.2 million from $7.2 million last year. Year-to-date gross margin decreased to 18.8% from 29.6% last year.

As was mentioned in the previous 2005 quarterly reports, these net income and margin results are disappointing. There are a few notable reasons for the decline. Firstly, there was $600,000 of unbudgeted manufacturing costs related to a newly designed conventional drilling rig in the first and second quarter. Secondly, coiled tubing rigs ("CTR") destined for a long-standing customer and manufactured in the second and third quarter, produced margins at approximately half of their original budgeted amounts. Production, engineering and third party supplier issues are at fault for this margin shortfall, which have since been rectified with more stringent engineering follow through, tighter change order controls and new plant supervisory personnel and procedures. Finally, a significant proportion of Dual Rotary ("DR") drilling rig revenues are derived from the United States. During the third quarter, the Canadian dollar strengthened considerably against the U.S. dollar, which, in turn, weakened the margin on these rigs.

Foremost's revenue, margin and net income forecasts for the fourth quarter are expected to improve, with margins and net income to improve considerably. These prospects are based on fourth quarter production being focused on higher margin, conventional, multiple unit production of CTR units and continued strong demand for DR rig units with expectations of an improved U.S. dollar.

SELLING, GENERAL and ADMINISTRATIVE

Selling, general and administrative expenses for the Fund totalled $3.5 million for the quarter, similar to the $3.3 million for the first and second quarter and the 3.4 million for the third quarter last year. These expenses amounted to $10.1 million for the first three quarters of the year compared to $8.6 million last year. The Corlac acquisition, general inflationary effects and increased activity levels account for the year over year increase.

As a percentage of revenue, these costs have decreased to 7.2% from 8.2% last year, thereby indicating the relatively fixed nature of these expenses.

INTEREST EXPENSE

Net interest expense for the first three quarters of the year amounted to $968,000, compared to $392,000 from a year ago. Part of the increase is attributable to the July 2004 Corlac acquisition, which was financed through the Fund's operating line. The balance is due to additional reliance on the operating lines for the increased production activity.

AMORTIZATION

Year-to-date amortization was $2.0 million compared to $1.6 million last year. The primary reason for the year-to-date increase relates to the Corlac, Peace Land and De-In acquisitions.

FOREIGN EXCHANGE

The Fund reported a quarterly foreign exchange loss of $233,000 and a year-to-date foreign exchange loss of $175,000, compared to a $142,000 year-to-date loss last year. The Fund normally holds, at any time, a net U.S. dollar working capital position. The loss reflects a decrease in the value of the U.S. dollar from December 31, 2004 to September 30, 2005. Extenuating this loss was a late rally surge in the value of the Canadian dollar at September 30, 2005.

INCOME TAXES

Pursuant to the Declaration of Trust, all Canadian taxable income is distributed to Unitholders and consequently there is no Canadian tax liability for the Fund. Foremost, through its U.S. subsidiary, has significant U.S. non-capital loss carryovers. No tax benefits have been recorded for these losses as their utilization is uncertain. The Canada Revenue Agency tax audit of the Fund, initiated in 2002, for the 2001 and prior taxation periods is now complete. There were no adjustments which incurred any further tax liabilities.

CASH LIQUIDITY AND KEY FINANCIAL RATIOS

The Fund generated cash flow from operations of $7.6 million for the quarter compared to $5.8 million for the third quarter of 2004. Year-to-date cash flow from operations increased to $19.7 million from $16.7 million last year. Cash flow from operations and an increase in bank indebtedness of $12.4 million was used to offset the net change in non-cash working capital of $17.5 million, provide $8.0 million in cash distributions to Unitholders, allow for capital asset additions of $1.4 million and $5.4 million for the third quarter acquisitions of Peace Land and De-In.

Net working capital as at September 30, 2005 was $22.1 million compared to $18.0 million as at December 31, 2004 and $18.2 million as at September 30, 2004. The Fund's working capital and debt to equity ratios remain strong. The working capital ratio was 1.31:1 at September 30 compared to 1.31:1 at December 31, 2004 and 1.38:1 at September 30, 2004. The total debt to equity ratio was 1.16:1 at September 30 compared to 1.17:1 at the 2004 year end and 1.05:1 at September 30, 2004. The Fund has virtually no long-term debt.

More significantly, book value per trust unit has increased to $3.27 at September 30, 2005 compared to $2.66 at December 31, 2004 and $2.51 at September 30, 2004.

UNITHOLDERS' EQUITY

At the end of the second quarter, the Unitholders approved a three-for-one Unit Split. Per trust unit amounts have been adjusted to reflect this change. Unitholders' Equity has increased to $61.9 million at September, 2005 from $49.7 million at December 31, 2004 and $46.8 million at September 30, 2004. The increase from the 2004 year end, attributable to operations less cash distributions, is approximately $9.8 million, a 19.7% increase over three quarters or 26.3% annualized. This increase is primarily as a result of the Fund's year-to-date earnings, which amounted to $17.7 million, less cash distributions of $8.0 million. In addition, the De-In acquisition was partially funded through the issuance of trust units which amounted to $2.3 million.

Effective for the June 30th quarterly distribution and continuing with the September 30th distribution, the Fund increased the distribution, on a post split basis, from $0.125 to $0.15 per trust unit. On an annualized basis, the distribution was increased from $0.50 to $0.60 per trust unit. Year-to-date cash distributions amount to $0.425 per trust unit.

RELATED PARTY TRANSACTIONS

Ongoing business advisory services are provided from a company owned and managed by a trustee of the Fund. Amounts paid were not more than what could be expected from unrelated parties. Such services will continue to be required in the future and will be paid on a monthly basis to this related party. Due diligence and business valuation services will also be utilized in the future if the need arises. Any such costs will be capitalized as part of the overall consideration for the acquired business.

OBLIGATIONS AND COMMITMENTS

The Fund has operating lease commitments for a limited number of office and service equipment, none of which individually or in aggregate are material in scope. In addition, the Fund has contingent purchase price adjustment liabilities that are based upon the earnings and revenue results of certain business units and product lines. Other than as noted in this analysis, there are no material obligations and commitments.

CRITICAL ACCOUNTING POLICIES

The Fund's significant accounting policies and estimates are described in detail in the December 31, 2004 Audited Consolidated Financial Statements. The Fund regularly reviews its property, plant and equipment. If impairment in value exists, it is calculated by taking the difference of the lower fair market value and the higher book value, which is then charged to current earnings. The Fund cannot predict if or when such events may occur, nor can it estimate the effect on the carrying value of these assets. Rather, the Fund conducts reviews of these assets when economic or environmental changes occur that may affect the valuation of the assets.

Foreign currency translation is recognized as it occurs. In the normal course of business, the Fund does not speculate on future foreign currency exchange rates. The majority of foreign exchange is with the U.S. dollar and operating results are prone to be influenced by rapid changes in these exchange rates.

CRITICAL ACCOUNTING ESTIMATES

The critical accounting estimates identified below require management's judgment about future events that are inherently uncertain. Management is required to make estimates and judgments that affect reported amounts within the consolidated financial statements and the related disclosure of contingencies. These estimates and judgments are based upon historical experience and various other assumptions that are believed to be reasonable in the circumstances. These estimates are evaluated on a regular basis and revised as updated information becomes available. It should be noted that actual results may differ from these estimates under different assumptions or conditions. Management believes that the following accounting estimates are significant and merit additional disclosure.

Revenue Recognition

The Fund uses the percentage of completion method in recognizing revenue from capital equipment sales. At each month-end the Fund reviews every job in progress and determines the appropriate revenue and related costs to be reflected in the income statement. Among other measurement criteria, the Fund uses cost information to date, anticipated margins, progress estimates and estimated costs to complete. These estimates are constantly evaluated to ensure their application properly reflects the month-end revenue and cost valuations. At the completion of each project, a post mortem review is conducted to identify reasons for actual costs being different than original contract estimates. The results are used to provide better information in evaluating ongoing projects.

Inventory Obsolescence

Inventory obsolescence is more of a potential issue with Foremost than Universal. Obsolescence is calculated on a product-by-product basis. The last date of activity is compared to a table of discount factors, which is based on past experiences of inventory movement trends.

Warranty Provisions

Warranty provisions are based on a standard allocation for each unit of capital equipment produced. These estimates are based on historical data for similar types of equipment. In the case of new products, management estimates warranty liabilities based on their experience and the comparables they can find.

Allowance for Doubtful Accounts

Given the cyclical nature of the oil and gas sector and the rapid manner in which these changes can occur, the Fund consistently monitors outstanding accounts. The Fund regularly reviews the allowance for doubtful accounts to ensure the balance is a reasonable assessment of uncollectible accounts. The customer payment issues encountered to date, which are immaterial, have been adequately provided for in the allowance estimate.

CAUTIONARY STATEMENT

Certain statements within this report may constitute "forward looking" statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. When used in this report, such statements use words such as "estimate", "may", "will", "expect", "believe", "plan" and other similar terminology. These statements reflect management's current expectations regarding future events and operating performance and speak only as of the date of this report. These forward looking statements involve a number of risks and uncertainties, including: the impact of general economic conditions, industry conditions, changes in laws and regulations, increased competition, fluctuations in commodity prices and foreign exchange and interest rates and stock market volatility. The Fund is not undertaking to update any forward looking statements.

SUMMARY OF QUARTERLY RESULTS *(Unaudited)*

(000's, except per trust unit amounts)

	2005			2004				2003	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	**$ 51,816**	$ 46,131	$ 41,959	$ 55,400	$ 40,138	$ 34,491	$ 30,723	$ 28,259	$ 24,919
Net Income	**$ 6,813**	$ 6,406	$ 4,507	$ 5,141	$ 5,130	$ 6,209	$ 3,816	$ 2,913	$ 2,708
Per trust unit, basic	**$ 0.36**	$ 0.34	$ 0.24	$ 0.28	$ 0.27	$ 0.33	$ 0.21	$ 0.17	$ 0.16
Per trust unit, diluted	**$ 0.35**	$ 0.33	$ 0.23	$ 0.27	$ 0.26	$ 0.32	$ 0.20	$ 0.17	$ 0.16

DISTRIBUTABLE CASH *(Unaudited)*

(000's for stated values, except per trust unit amounts)

	for the **THREE** months ended Sept. 30,		for the **NINE** months ended Sept. 30,	
	2005	2004	**2005**	2004
Net income	**$ 6,813**	$ 5,130	**$ 17,726**	$ 15,155
Amortization	**748**	632	**2,013**	1,559
	7,561	5,762	**19,739**	16,714
Less: sustaining capital expenditures	**350**	350	**1,050**	850
Distributable cash	**$ 7,211**	$ 5,412	**$ 18,689**	$ 15,864
Cash distributions paid	**$ 2,837**	$ 2,332	**$ 7,975**	$ 6,048
Distributable cash flow per trust unit	**$ 0.38**	$ 0.29	**$ 0.99**	$ 0.84

Distributable cash is not a defined term under Canadian generally accepted accounting principles. This amount is determined as net income for the period, with amortization, which is a non-cash expense, added back. An estimate of normalized sustaining capital expenditures is then deducted.

Management believes that distributable cash is a useful supplemental measure of performance as it is used by other income funds. It provides investors with an indication of the amount of cash the business has generated during that period which could be available for distribution to unitholders. Investors are cautioned, however, that distributable cash should not be construed as an alternative to using net earnings as a measure of profitability or the statement of cash flows. Further, the Fund's method of calculating distributable cash may not be comparable to similarly titled amounts reported by other issuers.

In the case of the Fund, the level of distributions is set periodically with no direct relationship to the distributable cash during the period.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

CONSOLIDATED BALANCE SHEETS
(000's)

As at:	Sept. 30, 2005	Dec. 31, 2004	Sept. 30, 2004
Assets			
Current assets			
Accounts receivable	**$ 38,804**	$ 34,425	$ 29,721
Inventories	**55,159**	41,895	35,771
	93,963	76,320	65,492
Property, plant and equipment	**29,295**	24,324	23,286
Intangible assets	**1,848**	1,587	750
Goodwill	**8,739**	5,809	6,297
	$ 133,845	$ 108,040	$ 95,825
Liabilities and Unitholders' Equity			
Current liabilities			
Bank indebtedness	**$ 33,747**	$ 21,070	$ 16,350
Accounts payable and accrued liabilities	**22,167**	25,255	18,027
Customer contract deposits	**15,848**	12,000	12,121
Current portion of long-term debt	**135**	-	798
	71,897	58,325	47,296
Long-term debt	**43**	-	1,738
	71,940	58,325	49,034
Unitholders' equity (note 3)	**61,905**	49,715	46,791
	$ 133,845	$ 108,040	$ 95,825

CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY
(000's, except per trust unit amounts)

	for the THREE months ended Sept. 30,		for the NINE months ended Sept. 30,	
	2005	2004	**2005**	2004
Revenue	**$ 51,816**	$ 40,138	**$ 139,906**	$ 105,352
Cost of sales	**40,296**	30,555	**108,954**	79,536
	11,520	9,583	**30,952**	25,816
Selling, general and administrative	**3,484**	3,391	**10,099**	8,555
Interest	**242**	222	**968**	392
Amortization	**748**	632	**2,013**	1,559
Foreign exchange loss	**233**	192	**175**	142
	4,707	4,437	**13,255**	10,648
Income from operations	**6,813**	5,146	**17,697**	15,168
Gain (loss) on disposal of property, plant and equipment	**-**	(16)	**29**	(13)
Net income	**6,813**	5,130	**17,726**	15,155
Change in Unitholders' equity (note 3)	**(437)**	(1,909)	**(5,536)**	(5,530)
Unitholders' equity, beginning of period	**55,529**	43,570	**49,715**	37,166
Unitholders' equity, end of period	**$ 61,905**	$ 46,791	**$ 61,905**	$ 46,791
Earnings per trust unit				
Basic	**$ 0.36**	$ 0.27	**$ 0.95**	$ 0.81
Diluted	**$ 0.35**	$ 0.26	**$ 0.92**	$ 0.79

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOW

(000's)

	for the THREE months ended Sept. 30, 2005	2004	for the NINE months ended Sept. 30, 2005	2004
Cash flows provided by (used in):				
Operations:				
Net income	**$ 6,813**	$ 5,130	**$ 17,726**	$ 15,155
Items not involving cash:				
Amortization	**748**	632	**2,013**	1,559
Gain (loss) on disposal of property, plant and equipment	**-**	16	**(29)**	13
Cash flows from operations	**7,561**	5,778	**19,710**	16,727
Change in non-cash working capital:				
Accounts receivable	**(1,329)**	3,922	**550**	(7,716)
Inventories	**(2,278)**	(5,238)	**(11,257)**	(14,026)
Accounts payable and accrued liabilities	**(3,678)**	961	**(10,636)**	1,619
Customers contract deposits	**2,256**	1,104	**3,848**	7,446
	(5,029)	749	**(17,495)**	(12,677)
	2,532	6,527	**2,215**	4,050
Investments:				
Purchase of property, plant and equipment	**(826)**	(545)	**(1,358)**	(968)
Proceeds from sale of property, plant and equipment	**-**	(20)	**64**	59
Business acquisitions (note 2)	**(5,432)**	(15,005)	**(5,432)**	(15,005)
	(6,258)	(15,570)	**(6,726)**	(15,914)
Financing:				
Increase in bank indebtedness	**6,507**	11,562	**12,391**	16,350
Issuance of Trust Units	**56**	-	**95**	968
Distributions to Unitholders	**(2,837)**	(2,332)	**(7,975)**	(6,048)
Long-term debt repayments	**-**	(187)	**-**	(562)
	3,726	9,043	**4,511**	10,708
Net change in cash during period	-	-	-	(1,156)
Cash, beginning of period	-	-	-	1,156
Cash, end of period	$ -	$ -	$ -	$ -

CASH LIQUIDITY AND KEY FINANCIAL RATIOS

(000's, except per trust unit amounts and trust units outstanding)

As at:	Sept. 30, 2005	Dec. 31, 2004	Sept. 30, 2004
Working capital ratio			
Current assets	**$ 93,963**	$ 76,320	$ 65,492
Current liabilities	**71,897**	58,325	47,296
Working capital	**$ 22,066**	$ 17,995	$ 18,196
Ratio	**1.31:1**	1.31:1	1.38:1
Debt to equity ratio			
Total debt	**$ 71,940**	$ 58,325	$ 49,034
Unitholders' equity	**61,905**	49,715	46,791
Ratio	**1.16:1**	1.17:1	1.05:1
Long-term debt to equity ratio			
Long-term debt	**$ 43**	$ -	$ 2,536
Unitholders' equity	**61,905**	-	46,791
Ratio	**0.01:1**	-	0.05:1
Book value per trust unit			
Unitholders' equity	**$ 61,905**	$ 49,715	$ 46,791
Trust units outstanding	**18,916,438**	18,657,390	18,657,390
Book value per trust unit	**$ 3.27**	$ 2.66	$ 2.51
Net income per trust unit	**$ 0.95**	$ 1.09	$ 0.81
Cash flow from operations per trust unit	**$ 1.04**	$ 1.20	$ 0.90

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. **Accounting Policies**
These interim consolidated financial statements follow the same accounting policies and methods of computation as used in the 2004 consolidated financial statements. These statements should be read in conjunction with the most recently audited annual consolidated financial statements for the year ended December 31, 2004.

2. **Business Acquisitions** *(000's)*
On July 15, 2005, the Fund acquired all of the issued and outstanding shares of Peace Land Fabricating and Supply Ltd. ("Peace Land") for consideration of cash and contingent consideration based upon earnings results for a five year period. Peace Land manufactures small to large-sized single and double-wall petroleum storage tanks at its location in Hythe, Alberta.

On August 3, 2005, the Fund acquired all of the issued and outstanding shares of De-In Industries Ltd. ("De-In") for consideration of cash, issuance of 186,048 Trust Units of the Fund and contingent consideration based upon earnings results for a five year period. De-In manufactures small to large-sized single and double-wall petroleum storage tanks at its location in DeBolt, Alberta.

On July 1, 2004, the Fund acquired the assets and business operations of Corlac Industries (1998) Ltd. ("Corlac") for total consideration of cash, issuance of 25,000 Trust Units of the Fund, the assumption of liabilities and a contingent consideration based upon a percentage of revenue of a particular product line. With facilities in Lloydminster and Nisku, Alberta, Corlac manufactures petroleum storage tanks, compressor packages and pressure vessels.

The results of these operations have been included in the Fund's accounts from each acquisition's purchase date. The acquisitions have been accounted for under the purchase method as follows:

	2005			2004
	Peace Land	De-In	Total	Corlac
Consideration:				
Cash	$ 1,510	$ 3,500	$ 5,010	$ 14,555
Acquisition costs	159	263	422	450
	1,669	3,763	5,432	15,005
Trust Units	-	2,344	2,344	423
Total	$ 1,669	$ 6,107	$ 7,776	$ 15,428
Net assets acquired:				
Current assets	$ 1,968	$ 3,567	$ 5,535	$ 11,008
Property, plant and equipment	1,103	3,094	4,197	5,500
Goodwill and other intangibles	214	2,717	2,931	1,173
Current liabilities	(1,616)	(3,271)	(4,887)	(2,253)
Total	$ 1,669	$ 6,107	$ 7,776	$15,428

3. **Unitholders' Equity**
(000's for stated values, except trust units outstanding)

   a. Authorized
   The Fund is authorized to issue an unlimited number of Trust Units and 30,000 preferred Trust Units.
   b. Unit Split
   The Fund's Unitholders approved a unit split of its issued and outstanding Trust Units on a three-for-one basis at the Fund's Annual and Special Meeting of Unitholders on June 8, 2005. All Trust Units and per trust unit amounts have been restated to retroactively reflect the unit split.
   c. Issued

*(for the **NINE** months ending Sept. 30,)*

	2005		2004	
	Number	Stated Value	Number	Stated Value
Unitholders' equity, beginning of period	18,657,390	49,715	18,480,690	37,166
Trust Units issued on exercise of options	73,000	95	101,700	95
Trust Units issued for acquisitions	186,048	2,344	75,000	423
Distributions	-	(7,975)	-	(6,048)
Change in Unitholders' equity	259,048	(5,536)	176,700	(5,530)
Net income for the period	-	17,726	-	15,155
Unitholders' equity, end of period	18,916,438	$ 61,905	18,657,390	$ 46,791

4. **Business Segments** *(000's)*
*(for the **NINE** months ended Sept. 30,)*

	Foremost		Universal		Total	
	2005	2004	2005	2004	2005	2004
Revenue	$ 43,714	$ 43,464	$96,192	$ 61,888	$139,906	$ 105,352
Interest expense (income)	(49)	75	1,017	317	968	392
Amortization	618	609	1,395	950	2,013	1,559
Segment income	3,239	7,149	14,488	8,006	17,727	15,155
Segment capital fixed assets	6,600	6,546	22,695	16,740	29,295	23,286
Segment intangible assets	-	-	1,848	-	1,848	-
Segment assets	39,664	27,941	94,181	67,884	133,845	95,825
Capital asset expenditures	541	212	817	756	1,358	968

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

5. Geographic Segments *(000's)*
*(Comparative geographic segment results, for the **NINE** months ended Sept. 30,)*

	Revenue		Property, plant and equipment	
	2005	2004	**2005**	2004
Canada	**$ 119,735**	$ 84,807	**$ 28,642**	$ 22,626
United States	**15,842**	15,423	**643**	645
International	**4,329**	5,122	**10**	15
Total	**$139,906**	$ 105,352	**$ 29,295**	$ 23,286

6. Proposed Reorganization
On November 10, 2005, the Fund announced that its Trustees unanimously approved a proposed reorganization ("Reorganization") of the Fund into a new publicly-traded income fund (the "New Fund") which will be established by the Fund and which will acquire all of the existing assets and business operations presently conducted by the Fund and its subsidiary entities. The Reorganization will result in unitholders of the Fund receiving one trust unit of the New Fund for each unit of the Fund held. The current business and operations of the Fund will be unaffected by the Reorganization and will continue to be performed by the current management and employees of the Fund and its subsidiary entities.

The Reorganization will require the approval of at least 66 2/3% of the votes cast by the Fund unitholders at a special meeting of the Fund to be held on Monday, December 19, 2005. An information circular relating to the special meeting and describing the Reorganization will be mailed to the Fund unitholders later in November. The Trustees of the Fund recommend that unitholders approve the Reorganization. In addition to the requirement for unitholder approval, the Reorganization will be subject to a number of other conditions including finalization of transaction documentation as well as the receipt of all necessary regulatory approvals.

EXHIBIT 2.6

The Management's Discussion and Analysis of Foremost Industries Income Fund (the "Fund") should be read in conjunction with the Fund's audited consolidated financial statements for the years ended December 31, 2004 and 2003 and the accompanying notes to consolidated financial statements contained in this annual report. This analysis has been prepared taking into consideration information available to March 22, 2005.

The report contains certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results of events to differ materially from those anticipated in our forward-looking statements.

OVERVIEW

The Fund is an unincorporated open end mutual fund trust conducting its business through Foremost Industries Limited Partnership ("Foremost"), and Foremost Universal Limited Partnership ("Universal"). On July 1, 2004, the Fund, through Universal, purchased the assets and business operations of Corlac Industries (1998) Ltd. ("Corlac"). In 2003, the Fund, again through Universal, acquired the assets and business operations of Universal Industries Limited Partnership, which held the business operations of Universal Industries ("Universal Industries") and Stettler Oil and Gas Equipment ("Stettler"), and the shares of Wilco Industries Ltd. ("Wilco") with effective dates of July 1, and November 26, 2003 respectively. The consolidated financial statements for 2004 and 2003 include the results of operations of these acquired businesses from their effective dates.

The Fund derives its operational income from both Foremost and Universal. Foremost is comprised of the business units of Foremost Industries Inc., a manufacturer of custom equipment used for the oil and gas, construction and waterwell industries; and Mobile Drilling Company Inc. ("Mobile"), a U.S. based entity which manufactures and sells parts for the geotechnical industry. Universal's overall business is focused on the oil and gas industry and contains the business units of Universal Industries, Corlac, Stettler, and Wilco.

With its headquarters in Calgary, the Fund's combined business employs approximately 700 personnel throughout its operations, which are predominantly based in western Canada. The Fund trades its trust units on the Toronto Stock Exchange under the symbol "FMO.UN".

OUTLOOK FOR 2005

Given the current climate within the oil and gas sector, the upcoming fiscal year looks to be a continuation of last year. Sales orders for many of the business units are in advance of where they were just one year ago. Virtually every business unit is experiencing growth from the previous year. Since shop capacity for 2005 is being quickly absorbed, there is a concern that a lack of capacity and/or capable labour may limit our revenue opportunities. Currently, certain business units are adding production facilities to offset this demand. The acquisition of Corlac during 2004 has also provided additional growth opportunities for Universal with respect to revenues and manufacturing capacity.

From an operations perspective, the Fund will continue to implement its integration of individual business units. Internally within its operations, opportunities are identified for standardization of its infrastructures specifically within the administration, information and accounting systems. Evaluation of these synergistic opportunities is ongoing. Implementation of recommended improvements is also underway and will continue in the future.

Lastly, the Fund continues to seek out other properly priced business acquisition opportunities as part of its continuing growth strategy.

RESULTS OF OPERATIONS

Consolidated year to date revenue for 2004 was $160.8 million, more than a twofold increase from the $70.7 million generated in 2003. Consolidated 2004 net income was $20.3 million, compared to $6.6 million provided last year. Earnings per trust unit have almost tripled from $1.18 in 2003 to $3.27 for the current year. Quarterly cash distributions were increased from $0.225 to $0.30 ($1.20 annually) per trust unit in March 2004 and further increased to $0.375 ($1.50 annually) per trust unit in September 2004. These increases resulted in year to date 2004 cash distributions of $1.35 per trust unit or $8.4 million in aggregate. 2003 cash distributions amounted to $0.80 per trust unit or $4.5 million in total.

REVENUE AND CONTRIBUTION MARGIN

FOREMOST

Revenues

Foremost provided revenues of $62.7 million compared to $41.5 million a year ago. The overall increase is directly attributable to the vibrant level of activity within the oil and gas industry. Specifically, Foremost's product lines and details of their results are presented below.

Oilfield - Revenue $29.8 million
($9.1 million in 2003)
The number of Coiled Tubing Drill Rig (CTR) units completed in 2004 totalled fourteen, with four other CTR units at various stages of production at year end. This is in sharp contrast to 2003, where only six CTR units were produced.

Drills - Revenue $12.2 million
($14.7 million in 2003)
This category includes revenue derived from the Dual Rotary (DR), geotechnical and mineral exploration drilling rigs. DR sales for the year declined to $8.6 million (twelve units) from $13.4 million (nineteen units) mainly due to the weakened U.S economy. The reduction was partially offset by the geotechnical and mineral exploration rig sales activity which rose to $3.6 million from $1.3 million in 2003. Sales activity for DR rigs in the upcoming year looks promising as there are seven confirmed orders at this early stage of 2005.

Parts and Service - Revenue $7.5 million
($8.4 million in 2003)
Parts and service revenues generally correlate to the number of rigs that are working in the industry. Since there are more rigs produced by Foremost each year the expectation is for revenues to increase. Despite this, revenues decreased over the year largely as a result of the U.S. economy slowdown. Mobile observed a reduction in its parts and service revenue by $0.7 million from $5.0 million in 2003 to $4.3 million in 2004. In addition, part sales to Russia were substantially lower in 2004 than in 2003.

Tooling and Pipe - Revenue $8.6 million
($7.5 million in 2003)
Tooling and pipe revenues are mainly derived from the mineral exploration industry. The mineral exploration industry has seen a resurgence over the year, which, as mentioned in the Drills discussion above, has resulted in an increase in this year's revenues.

Vehicles – Revenue $3.8 million
($0.8 million in 2003)
Revenues for 2004 included four new vehicles, represented by two Husky 8s and two Nodwell units. In 2003, there was only one unit sold, a Chieftain D.

Rental – Revenue $0.9 million
($1.0 million in 2003)
Foremost's rental income remains consistent with its long-term operating agreement with a large oil sand consortium in northern Alberta. This rental equipment fleet consists of several all-terrain vehicles.

Contribution Margin
The contribution margin percentage for 2004 was 27.7 percent or $17.4 million, a slight increase from the 26.7 percent margin, $11.1 million, experienced in 2003. Overall, margins reported on the income statement will vary from year to year based upon the specific blend of products sold in a particular year. Although Foremost is generally recognized as a custom capital equipment manufacturer, it will periodically receive orders for multiple units. This repetitive manufacturing process will usually improve the contribution margin by way of purchasing and manufacturing efficiencies. Over the past year there were a number of similar units, successively produced, which contributed to the increased margin.

UNIVERSAL

Revenues
Universal's consolidated revenue, which includes the Universal Industries, Stettler, Wilco and Corlac (6 months) operations for 2004 was $98.0 million. This represents an increase of $68.8 million from last year's revenues of $29.2 million. 2003 revenues reflected the Universal Industries and Stettler operations for only half of the year as their acquisition occurred midway through the 2003 campaign, while Wilco was purchased near the completion of 2003. These three entities were active for the entire 2004 fiscal year. Additional revenue was provided from the mid-year asset acquisition of the Corlac business operation. Universal's product groups can be segregated into four main lines; shop tanks, gas separators, field tanks and vessels.

Shop Tanks - Revenue $35.4 million
($11.8 million in 2003)
In 2004, shop tank revenues were provided by Universal Industries, Wilco and Corlac. This product line represented the most significant revenue increase in 2004. It was also the largest revenue generator of Universal comprising approximately 36 percent of its total revenue.

Gas Separation - Revenue $29.3 million
($11.5 million in 2003)
This revenue, derived from the sale of well-site gas separation equipment, is generated solely from the Stettler business unit. It is expected that these revenues will continue to increase in 2005. Additional production facilities are presently being constructed to better handle customer demand.

Field Tanks - Revenue $17.4 million
($2.5 million in 2003)
This product segment, mainly generated by Universal Industries, increased significantly during the year principally from determined efforts to focus on this previously under-serviced market.

Vessels - Revenue $12.0 million
($1.9 million in 2003)
Vessels, used for oil treating equipment, are largely produced by Universal Industries and Corlac. The increase in vessel production is primarily as a result of the steam generator project, which was awarded in 2003, started in 2004 and slated for delivery in June 2005.

Parts, Service and Rentals - Revenue $3.8 million
($1.5 million in 2003)
These miscellaneous revenues are comprised from all the business units of Universal and can include various forms of servicing to customers' well sites and over-the-counter part sales.

Contribution Margin
Contribution margins during the year amounted to $18.1 million compared to $4.1 million in 2003. Given the strength of the oil and gas economy and economies of scale production within Universal's different but integrated businesses, the contribution margin increased from 14 to 18.5 percent.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses totalled $12.2 million for the year compared to $6.6 million for 2003. It should be noted that the 2003 figures reflected Universal's overheads for approximately half of the year while Corlac's overheads were in place for the last half of 2004 only. While overhead increased significantly in terms of absolute numbers as a percentage of revenue, overhead amounted to 7.6 percent of revenue in 2004 compared to 9.3 percent in 2003. The 2004 figures also include management bonuses, which are based upon financial performance, of $1.2 million compared to $0.2 million in 2003. Moreover, certain overhead additions were approved during the year to meet the increased activity levels. It is further anticipated that as the Corlac acquisition is more fully integrated with Universal Industries' operations, redundant overheads will decrease further.

Foremost's overhead expenses for the year amounted to $6.7 million compared to $5.7 million in 2003. The limited increase from 2003 is justified by inflationary adjustments, increased management bonuses and additional expenditures which are related to elevated activity levels.

Universal's overhead was approximately $5.5 million and increased during the year mainly from the full year inclusion of Universal Industries, Stettler and Wilco and the mid-year acquisition of Corlac. Overall, and in comparison with other similar companies, Universal's overhead in relation to the $98.0 million of revenue generated during the year is well below the industry norm.

INTEREST EXPENSE AND DEBT

Interest expense, net of interest revenue, for 2004 was $0.8 million compared to net interest expense of $0.2 million in 2003. This increase is attributable to the acquisition of Corlac, which was entirely financed through the Fund's operating line. In addition, the increased revenue activity caused a greater reliance on the operating line to finance the Fund's working capital requirements in order to build up the inventory levels and bridge the difference between receivables and payables.

AMORTIZATION

Amortization, at $2.1 million for 2004 is higher than the $1.3 million in 2003. Universal accounted for $1.4 million of amortization compared to $0.6 million for 2003. This increase is largely as a result of the capital and intangible assets acquired in the Corlac transaction and a full year of amortization from the other business units of Universal. Foremost's amortization was $0.7 million for 2004 compared to $0.8 million for 2003. Approximately one-half of Foremost's amortization is attributable to its rental assets.

FOREIGN EXCHANGE LOSS

The foreign exchange loss of $0.3 million for the year compared to a loss of $0.5 million in 2003 is attributed to the general strengthening of the Canadian dollar compared to the U.S. dollar over these periods. Foremost holds, at any time, a net U.S. working capital position wherein monetary assets denominated in U.S. dollars normally exceed liabilities in U.S. dollars. Foreign exchange gains or losses will occur in a year experiencing significant Canadian to U.S. dollar exchange volatility as was seen during both 2004 and 2003.

INCOME TAXES

Pursuant to the Declaration of Trust, all Canadian taxable income is distributed to Unitholders and consequently there is no Canadian tax liability for the Fund. Foremost, through its U.S. subsidiary has significant U.S. non-capital loss carryforwards. No tax benefits have been recorded for these losses, as their utilization is uncertain. During 2002, the Canada Revenue Agency initiated a tax audit of the accounts of Foremost, and certain related entities. The tax audit is not yet complete. Adjustments, if required as a result of the audit, will be accounted for prospectively.

CASH LIQUIDITY AND KEY FINANCIAL RATIOS

The Fund generated cash flow from operations of $22.4 million in 2004 compared with $8.0 million in 2003. The cash flow was used to provide $8.4 million in cash distributions to Unitholders, allow for the $15.0 million asset acquisition of Corlac, reduce long-term debt of $3.1 million, and allow for capital assets additions of $2.1 million. In addition, cash flow was used for the overall net increase in the non-cash working capital components including accounts receivable, inventory, accounts payable and customer deposits. These changes occurred as a result of the increased revenue and manufacturing activity over the course of the year.

Net working capital as at December 31, 2004 was $18.0 million compared to $14.3 million a year earlier. The Fund's working capital and debt to equity ratios remain strong at the end of 2004. The working capital ratio was 1.31:1 at the end of 2004 compared to 1.73:1 a year prior. The debt to equity ratio increased from 0.60:1 in 2003 to 1.17:1. Both of these ratios were impacted by the reliance of the Fund's operating line for the purchase of Corlac and the increase of working capital requirements for the increased economic activity of all the business operations. Book value per trust unit has increased from $5.89 in 2003 to $7.99 at the end of 2004.

CASH LIQUIDITY AND KEY FINANCIAL RATIOS

(000s for stated values, except per trust unit amounts and trust units outstanding)

As at December 31,		2004		2003		2002
Working capital ratio						
Current assets	$	**76,320**	$	33,898	$	25,673
Current liabilities		**58,555**		19,628		6,300
Working capital		**17,995**		14,270		19,373
Ratio		**1.31:1**		1.73:1		4.08:1
Debt to equity ratio						
Total debt	$	**58,325**	$	21,928	$	6,300
Unitholders' equity		**49,715**		36,293		26,548
Ratio		**1.17:1**		0.60:1		0.24:1
Book value per unit						
Unitholders' equity	$	**49,715**	$	36,293	$	26,548
Trust units outstanding		**6,219,130**		6,160,230		5,027,963
Book value per trust unit	$	**7.99**	$	5.89	$	5.28
Selected Annual Information						
Revenue	$	**160,752**	$	70,679	$	46,690
Net income		**20,296**		6,619		5,868
Net income per trust unit, basic	$	**3.27**	$	1.18	$	1.17
Net income per trust unit, diluted	$	**3.16**	$	1.16	$	1.14
Cash flow per trust unit	$	**3.61**	$	1.43	$	1.36
Total assets	$	**108,040**	$	58,221	$	32,848
Long-term debt		**–**		3,098		–
Cash distributions		**8,381**		4,533		3,511
Cash distributions per trust unit	$	**1.35**	$	0.80	$	0.70

DISTRIBUTABLE CASH

(000s for stated values, except per trust unit amounts)

Years ended December 31,		2004		2003
Net income	$	20,296	$	6,619
Amortization		2,105		1,315
		22,401		7,934
Less: sustaining capital expenditures		1,100		700
Distributable cash	$	21,301	$	7,234
Cash distributions paid	$	8,381	$	4,533
Distributable cash flow per trust unit	$	3.43	$	1.29
Actual cash distribution paid per trust unit	$	1.35	$	0.80

Distributable cash and cash flow per trust unit are not defined terms under Canadian generally accepted accounting principles.

Distributable cash is determined as net income for the period, with amortization, which is a non-cash expense added back. An estimate of normalized sustaining capital expenditures is then deducted.

Management believes that distributable cash is a useful supplemental measure of performance as it is used by other income funds. It provides investors with an indication of the amount of cash the business has generated during that period which could be available for distribution to Unitholders. Investors are cautioned, however, that distributable cash should not be construed as an alternative to using net earnings as a measure of profitability or the statement of cash flows. Further, the Fund's method of calculating distributable cash may not be comparable to similarly titled amounts reported by other issuers.

In the case of the Fund, the level of distributions is set periodically with no direct relationship to the distributable cash during the period.

INVENTORY

Inventory at the end of 2004 is $41.9 million compared to $17.0 million in 2003. Of this total, Foremost's year end inventory totalled $14.5 million compared to $9.2 million at the end of 2003. Universal's 2004 year end inventory was $27.4 million, an increase from $7.8 million last year. These are higher than normal inventory levels, which can be justified by the increased levels of activity and the greater number of businesses included in the consolidated financial statements when compared to last year. Of the $41.9 million, approximately $20.7 and $17.0 million comprised raw material and work in progress respectively. This is compared to $9.2 and $5.4 million respectively last year. Customer contract deposits, which are in effect ongoing progress payments made by customers totalled $12.0 million compared to $4.7 million last year. Although these amounts are directly associated to the Fund's inventory levels they are reflected as current liabilities within the financial statements.

INTANGIBLE ASSETS

Intangible assets consist of patent and licensing rights and payment pursuant to a non-compete agreement, most of which was as a result of the Corlac transaction. In particular, the Fund acquired the patent rights for an inclined separator technology which included an initial outlay of $0.8 million with a further contingent purchase price adjustment of up to $1.2 million over a three year period dependent upon the revenues earned from this specific product line. The Fund has also acquired the licensing rights of a hydrocyclone technology designed for the oil and gas industry. In addition, the Fund provided unit consideration to the significant shareholder of Corlac in respect of a ten year non-compete agreement. This agreement has been reflected as an intangible asset and will be amortized over the useful life of the agreement.

GOODWILL

Goodwill was derived as a result of the purchase of the business operations of Universal and Wilco. In addition, and as part of the Universal acquisition, the Fund has a contingent purchase price adjustment liability for a five year period, which is based on the earnings of a particular business unit. In 2004, a payment of $0.4 million was made as compared to $0.2 million in 2003. Calculations will be made annually over the next three years and these amounts will be charged to goodwill in each respective year.

UNITHOLDERS' EQUITY

During the year, Unitholders' equity increased to $49.7 million from the prior year's balance of $36.3 million. The increase was primarily as a result of the Fund's earnings in the amount of $20.3 million. This was further complemented by the accounting policy change of revenue recognition, which provided for an increase of $0.9 million. In addition, the issuance of units for a non-compete agreement increased equity by another $0.4 million. Quarterly distributions at the end of March, June, September and December, reduced equity by $8.4 million. Overall, the net increase to Unitholders' equity in 2004 was $13.4 million or a 37 percent increase from 2003. In 2003, other than the effect of net income and cash distributions, the largest change resulted from the issuance of $7.5 million of Trust Units for the asset and business acquisition of Universal Industries Limited Partnership. The 2004 year end balance of Unitholders' equity is impressive when measured against the Fund's total assets. This reflects an equity-to-asset percentage of 46 percent. The total debt to equity ratio is 1.17 to 1. The Fund has no long term-debt and a healthy level of working capital. The Corlac asset acquisition of $15.0 million was largely financed through the Fund's operating loans. The reason was to utilize the Fund's strong financial position without diluting the existing Unitholders through the issuance of Trust Units.

CREDIT FACILITIES

The Fund has an available credit facility with a chartered bank. This facility provides for two operating lines of up to a maximum of $25.0 million. These operating lines of credit are limited by financial covenants, including margin ratios for acceptable accounts receivable and inventory, debt service ratios and working capital requirements. At the end of 2004, the Fund had $23.4 million drawn against these operating lines compared to $2.8 million at the end of 2003. In addition, the credit facility has provided an irrevocable letter of credit in the amount of $0.5 million in the form of a performance bond for a specific customer project. The Fund has centralized its banking facilities, and the consolidated cash balance reflects the group's overall net cash position.

CRITICAL ACCOUNTING POLICIES

The Fund's significant accounting policies and estimates are shown in Note 2 within the Notes to Consolidated Financial Statements. The Fund regularly reviews its property, plant and equipment. If impairment in value exists, it is calculated by taking the difference of the lower fair market value and the higher book carrying amount, which is then charged to current earnings. The Fund cannot predict when such events occur, nor can it estimate the effect on the carrying value of these assets. Rather, the Fund conducts reviews of these assets when economic or environmental changes occur that may affect the valuation of the assets.

Foreign currency translation is recognized as it occurs. In the normal course of business, the Fund does not speculate on future foreign currency exchange rates. The majority of foreign exchange is with the U.S. dollar and operating results are prone to be influenced by rapid changes in these exchange rates within a given year.

CRITICAL ACCOUNTING ESTIMATES

The critical accounting estimates shown below require management's judgment as to the effect of future events that are inherently uncertain. Management is required to make estimates and judgments that affect reported amounts within the consolidated financial statements and the related disclosure of contingencies. These estimates and judgments are based upon historical experience and various other assumptions that are believed to be reasonable in these circumstances. These estimates are evaluated on a regular basis and revised as updated information becomes available. It should be noted that actual results may differ from these estimates under different assumptions or conditions. Management believes that the following accounting estimates are significant and merits additional disclosure.

Revenue Recognition

The Fund uses the percentage of completion method in determining revenue recognition for capital equipment fabrication. At each month end the Fund systematically reviews every job in progress and determines the appropriate revenue and related costs to be reflected in the income statement using, among other measurement criteria, cost information to date, anticipated margins, progress status estimates and estimated costs to complete. These estimates are constantly evaluated to ensure their application properly reflects the month-end revenue and cost valuations. At the completion of each project a post mortem review is conducted to identify reasons for actual costs being different than original contract estimates the results of which are used to provide better information in evaluating ongoing projects.

Inventory Obsolescence

Inventory obsolescence, for the most part in Foremost, is calculated on a product by product basis of which the latest activity of a given item is used in the determination of the aging of the individual product. This last date of activity is then compared to a table of discount factors, which is based upon management's opinion of how much discount should be applied. This opinion is based upon past experiences of inventory movement trends and for the most part is a good indicator of future probabilities.

Warranty Provisions

Warranty provisions are based upon a standard allocation for each capital equipment unit produced. These estimates are based upon historical data for similar types of capital equipment. In the case of capital equipment products that have not been previously manufactured, management estimates and extrapolates warranty liabilities based upon the closest historical models and will use its judgment to consider additional factors.

Allowance for Doubtful Accounts

Given the cyclical nature of the oil and gas sector and the rapid manner in which these changes can occur, the Fund consistently monitors customer payment progress on outstanding accounts. The Fund regularly reviews the allowance for doubtful accounts to ensure that the balance is a fair and reasonable assessment of those accounts receivable which may not be collected. The Fund has been able to determine the customer payment issues encountered to date have been adequately provided for in the allowance estimate.

ACCOUNTING CHANGE

Effective January 1, 2004 Foremost formalized a change in its accounting policy for revenue recognition. The purpose of this change was to ensure the consistent application of revenue recognition for all of the operating entities within the Fund. It is management's opinion that the percentage of completion method more accurately reflects the proper timing of revenue recognition. Prior to this change, Foremost recognized such revenue on a completed contract basis whereby revenue and related profit were recognized at the time of substantial completion. As a result of this change, revenue for capital equipment sales is now uniformly recognized throughout the Fund's business units. It has been determined that revenues of prior periods would have increased by $2.5 million with net income of $0.9 million. Management has concluded that it is unable to reasonably determine which specific prior periods would be effected. As such, the change has been reflected as an adjustment to trust unit equity.

RELATED PARTY TRANSACTIONS

The services of a company owned and managed by a trustee were utilized by the Fund through 2004. Specific functions performed included legal, due diligence, business valuation and other professional services, as related to the business acquisitions as were completed in 2004 and 2003. A total of $1.1 million was accrued or paid for these services in 2004, compared to $0.5 million in 2003. Amounts paid were not more than what could be expected from unrelated parties. Legal and professional services will continue to be required in the future and will be paid on a monthly basis to this related party. Due diligence and business valuation services will also be utilized in the future if the need arises. Any such costs will be capitalized as part of the overall consideration for the acquired business.

226

OBLIGATIONS AND COMMITMENTS

Other than as noted throughout this analysis there are no other material obligations and commitments that are required to be acted upon by the Fund. Further, the Fund has operating lease commitments for a limited number of office and service equipment, none of which individually or in aggregate are material in scope.

SUMMARY OF QUARTERLY INFORMATION (unaudited)

(000s for stated values, except per trust unit amounts)

2004		**Q1**		**Q2**		**Q3**		**Q4**		**Total**
Revenue	**$**	**30,723**	**$**	**34,491**	**$**	**40,138**	**$**	**55,400**	**$**	**160,752**
Net income	**$**	**3,816**	**$**	**6,209**	**$**	**5,130**	**$**	**5,141**	**$**	**20,296**
Per trust unit, basic	**$**	**0.62**	**$**	**1.00**	**$**	**0.82**	**$**	**0.83**	**$**	**3.27**
Per trust unit, diluted	**$**	**0.60**	**$**	**0.97**	**$**	**0.79**	**$**	**0.80**	**$**	**3.16**

2003		Q1		Q2		Q3		Q4		Total
Revenue	$	8,087	$	9,414	$	24,919	$	28,259	$	70,679
Net income	$	197	$	801	$	2,708	$	2,913	$	6,619
Per trust unit, basic	$	0.04	$	0.14	$	0.48	$	0.52	$	1.18
Per trust unit, diluted	$	0.04	$	0.14	$	0.47	$	0.51	$	1.16

This following analysis compares the fourth quarter of 2004 to the fourth quarter of 2003.

DISCUSSION OF FOURTH QUARTER RESULTS (unaudited)

(000s for stated values, except per trust unit amounts and trust units outstanding)

Quarter ended December 31		**2004**		2003
Revenue	**$**	**55,400**	$	28,259
Cost of sales		**45,712**		22,559
		9,688		5,700
Selling, general and administrative		**3,636**		2,116
Interest expense		**363**		191
Amortization		**546**		369
Foreign exchange loss		**120**		114
		4,665		2,790
Income from operations		**5,023**		2,910
Gain on disposal of property, plant and equipment		**118**		3
Net income	**$**	**5,141**	$	2,913
Net income per trust unit, basic	**$**	**0.83**	$	0.52
Net income per trust unit, diluted	**$**	**0.80**	$	0.51
Total number of trust units		**6,219,130**		6,160,230
Average number of trust units for the year		**6,204,125**		5,593,198

FOREMOST

Revenues for the fourth quarter of 2004 were $19.3 million compared to $13.7 million for the same period in 2003. The higher revenues were attributable to an increase in capital equipment sales comprising: CTRs, newly designed conventional jointed pipe drilling rigs and a resurgence of strong DR rig sales during the period.

The contribution margin for the quarter was at $4.6 million compared to $4.1 million last year. Although there was a substantial increase in revenues for the quarter, the contribution margin percentage was impacted by the introduction of the newly designed conventional drilling rig, and a prototype CTR for a major drilling company. Despite the start up costs associated with these rigs, the overall contribution margin was an improvement over the previous year's fourth quarter.

Overhead expenses at $1.8 million for the quarter were slightly lower than the $1.9 million from the same period last year. Despite the dramatic increase in revenues over the year, there has been a continual review to ensure the overhead costs are controlled.

Interest income for the quarter amounted to $0.3 million compared to net interest revenue of $0.1 million of the fourth quarter last year. During the fourth quarter the Fund began a decentralization of cash management to the different operating segments which resulted in an interest recovery to Foremost from Universal.

Amortization at $0.1 million for the quarter was similar to the $0.1 million from the same period one year ago.

A foreign exchange loss of $0.1 million for the quarter was similar to that of the fourth quarter last year. The primary cause of the loss was the general strengthening of the Canadian dollar compared to the U.S. dollar since the third quarter for each 2004 and 2003.

Foremost provided the Fund with a fourth quarter net income of $2.8 million, compared to $2.0 million for the fourth quarter last year.

UNIVERSAL

Fourth quarter 2004 revenues amounted to $36.1 million compared to the $14.5 million generated during the fourth quarter of 2003. Third quarter revenue in 2004 amounted to $26.1 million. The fourth quarter revenue increase from last year can be attributed to the Corlac and Wilco acquisitions, which occurred in the third quarter of 2004 and late 2003 respectively, and to the overall business growth which is directly attributable to the vibrant oil and gas economy.

Universal's contribution margin for the fourth quarter amounted to $5.1 million compared to $5.7 million from the third quarter. The contribution margin percentage of the current year's fourth quarter amounted to 14.2 percent compared to 21.9 percent for the third quarter and 11.1 percent in the fourth quarter of 2003. The reason for the percentage decrease from the third quarter was largely attributable to cold and wet weather conditions which affect field jobs and unanticipated secondary steel and welding consumable price increases. Existing and future projects have been estimated to reflect these increases.

Universal's overhead, comprised of selling, general and administration costs, amounted to $1.9 million for the quarter compared to the same figure for the third quarter of 2004. These overheads have increased over the last year due to the acquisitions and inevitable revenue growth. Overhead, as a percentage of revenue has decreased because of the relative stability of these costs, as their costs are not entirely linked with revenues.

Amortization expense for the fourth quarter 2004 totalled $0.4 million compared to $0.2 million last year. The capital assets purchased within the Corlac acquisition was the largest single reason for the increase.

Interest expense for the quarter amounted to $0.6 million compared to $0.2 million for last year. This increase was anticipated as the Corlac acquisition was entirely financed through the Fund's operating line. The operating line will begin to decrease, with everything else being equal, by way of the undistributed profits being applied to the operating line.

During the fourth quarter of 2004 Universal sold certain rental assets, which resulted in a gain in the amount of $0.1 million. There was only a nominal disposition gain in the fourth quarter of 2003.

Universal provided the Fund with net income for the fourth quarter of $2.3 million compared to $1.0 million for the fourth quarter last year.

RISKS AND UNCERTAINTIES

A portion of the Fund's operational business is conducted in foreign markets with the currency typically expressed in U.S. dollars. This includes not only product sales, but also the purchase of a substantial portion of the components required to manufacture those products sold. This heavy dependence on U.S. currency for both sales and purchasing lend exposure to some risks related to currency fluctuations. Contribution margins are influenced by fluctuations in exchange rates. A permanent strengthening of the Canadian dollar versus U.S. currency would result in a decline in the margins enjoyed on U.S. dollar denominated sales.

A portion of revenue is earned from foreign customers susceptible to political and economic risks. These risks are mitigated for larger contracts with contractual credit terms that require a considerable cash deposit and/or letter of credit to guarantee payment of contract amounts. Additionally, in some cases, the Export Development Corporation ("EDC") is utilized to insure foreign contracts and receivables. However, if a situation requires reliance on EDC coverage, collection can be postponed significantly and may be less than the total contract price.

Products are also sold into industries that can experience extreme economic cycles. A portion of revenues are affected by these large historical economic fluctuations such as in both the energy and mining sectors. New, specialized products are developed from time to time that have inherent risks that include:

1. Technical risk that either the product does not perform as desired or that there are unacceptable reliability issues that may render the new product un-merchantable.
2. Supplier risk that components, engines, and other modules procured from third party vendors, that are used in the assembly of products, do not perform in an acceptable manner thereby having an adverse impact on product liability.
3. Commercial risk that cost over-runs result in the product being a financial drain. The Fund has undertaken a program, driven by a management committee, to review and evaluate all new product development, with the objective that the Fund only undertake projects where the risk/reward trade-off is acceptable. Since adopting this program in 2000, these risks have been managed very effectively and no financial losses on these projects have been experienced.
4. Environmental risk is regularly assessed to ensure that environmental issues do not materially affect the Fund's financial condition or its performance.

CAUTIONARY STATEMENT

Certain statements within this report may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this report, such statements use words such as "estimate", "may", "will", "expect", "believe", "plan" and other similar terminology. These statements reflect management's current expectations regarding future events and operating performance and speak only as of the date of this report. These forward-looking statements involve a number of risks and uncertainties, including: the impact of general economic conditions, industry conditions, changes in laws and regulations, increased competition, fluctuations in commodity prices and foreign exchange and interest rates and stock market volatility. The Fund is not undertaking to update any forward-looking statements.

Management's Discussion and Analysis

Management's Discussion and Analysis of Foremost Industries Income Fund (the "Fund") for the third quarter ended September 30, 2005 should be read in conjunction with the Fund's Annual Report for the December 31, 2004 fiscal period and the first two quarters of 2005.

The interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles. In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Fund discloses that its auditors have not reviewed these financial statements.

The report contains certain forward looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward looking statements.

OVERVIEW

The Fund is an unincorporated open end mutual fund trust conducting its business through Foremost Universal Limited Partnership ("Universal") and Foremost Industries Limited Partnership ("Foremost"). The Fund derives its operational income from both Universal and Foremost.

Universal's overall business is focused on the oil and gas industry and contains the business units of: Universal Industries ("Universal Industries"), a manufacturer of oil treating systems, shop and field storage tanks; Stettler Oil and Gas Equipment, a gas separator manufacturer; Wilco Industries; Corlac Industries ("Corlac"); Peace Land Fabricating and Supply Ltd. ("Peace Land") and De-In Industries Ltd. ("De-In") all shop tank manufacturers. Universal purchased the assets and business operations of Corlac on July 1, 2004 and the shares and business operations of Peace Land and De-In during the third quarter of 2005.

Foremost is comprised of the business units of Foremost Industries, a manufacturer of custom equipment used for the oil and gas, construction, water-well and mining industries; and Mobile Drilling, a U.S. based business which manufactures and sells rigs and parts for the geotechnical industry.

Headquartered in Calgary, the Fund's combined businesses, which are predominantly based in western Canada, employ approximately 800 personnel. Trust Units of the Fund trade on the Toronto Stock Exchange under the symbol "FMO.UN".

OVERALL RESULTS

The Fund has just completed the most successful quarterly results in its history.

Revenues for the quarter exceeded $51.8 million, an increase of $11.7 million or 29.2% from the prior year's $40.1 million. Gross margin for the quarter ended was $11.5 million (22.3%) compared to $9.6 million (23.9%) last year. Net income for the quarter was $6.8 million compared to $5.1 million last year, an increase of 33.3%. Earnings per unit for the quarter increased to $0.36 from $0.27 last year. Cash flows from operations amounted to $7.6 million compared to $5.8 million last year. Distributable cash amounted to $7.2 million or $0.38 per unit, in comparison to $5.4 million and $0.29 per unit for the 2004 third quarter.

From a year-to-date perspective, revenues have increased to $139.9 million from $105.4 million last year, representing a 32.7% improvement. Year-to-date gross margin was $30.9 million (22.1%) compared to $25.8 million (24.5%) last year. The single largest reason for the margin percentage decrease is attributable to the Foremost operation, which is described in more detail below. Net income increased to $17.7 million from $15.2 million last year, a 17.0% increase. Earnings per unit for the year-to-date improved to $0.95 from $0.81 per unit last year. Cash flows from operations for the first nine months amounted to $19.7 million compared to $16.7 million last year. Distributable cash was $18.7 million or $0.99 per trust unit, an increase from $15.9 million or $0.84 per trust unit last year.

All business units are experiencing sizeable growth from the previous year and have backlogs until the spring of 2006 with certain units backlogged through to spring of 2007. As mentioned in previous reports, Universal Industries is attempting to meet customer demand by adding approximately 40,000 square feet of manufacturing space with completion expected by mid-2006. Further to this, Foremost Industries will be adding approximately 30,000 square feet of manufacturing space, to its existing 65,000 square feet of manufacturing space, to improve capacity and production efficiencies of its coiled tubing rig product line. The additional space, expected to be completed by July 2006, will also significantly reduce the outsourcing of sandblasting and painting.

OUTLOOK FOR 2005

The fourth quarter is expected to provide further improvements in revenues and earnings. In addition to the continuing revenue increase from all business units and an expected improvement in margins from the Foremost operation, the mid-third quarter acquisitions of Peace Land and De-In will provide for a full quarter of financial results. These strategic acquisitions provide Universal with significant manufacturing capacity in the key oil and gas producing areas of NW Alberta, NE British Columbia and the NWT. Traditionally, the last quarter of the year generates the greatest revenue, usually due to customer and project deadlines requiring completion before year end. We anticipate the overall margins will be improved, or at least maintained, and overheads should be similar to prior quarters after taking into account overheads from the new acquisitions. As mentioned, backlogs remain strong with little likelihood of a slowdown.

RESULTS OF OPERATIONS

Universal

The Universal group of businesses substantially increased its third quarter revenues to $37.9 million from $29.6 million in the second quarter and from $26.1 million in the comparative quarter last year, thereby generating a 45.2% year over year increase. Net income for the quarter amounted to $6.1 million compared to $3.2 million last year, a 90.6% increase.

Year-to-date revenues have increased to $96.2 million compared to $61.9 million last year, an increase of 55.4%. The majority of this growth being generated is from the sale of shop and field tanks. Year-to-date net income was $14.5 million compared to $8.0 million last year, representing an 81.3% increase. Year-to-date gross margin also improved to 24.4% from 21.0% last year.

These revenue and income increases are as a result of revenue growth from each of the business units, the current full year inclusion of Corlac and third quarter results from the recently acquired Peace Land and De-In business units. Margin percentages have increased from the specialization of Universal's business units becoming producers of specific product lines thereby creating operating efficiencies.

Foremost

Third quarter revenues for Foremost dipped slightly to $13.9 million from $14.0 million last year. Third quarter net income was $0.7 million, a decrease from $1.9 million earned during last year's third quarter.

Year-to-date revenues have increased to $43.7 million from $43.5 million. Year-to-date net income decreased to $3.2 million from $7.2 million last year. Year-to-date gross margin decreased to 18.8% from 29.6% last year.

As was mentioned in the previous 2005 quarterly reports, these net income and margin results are disappointing. There are a few notable reasons for the decline. Firstly, there was $600,000 of unbudgeted manufacturing costs related to a newly designed conventional drilling rig in the first and second quarter. Secondly, coiled tubing rigs ("CTR") destined for a long-standing customer and manufactured in the second and third quarter, produced margins at approximately half of their original budgeted amounts. Production, engineering and third party supplier issues are at fault for this margin shortfall, which have since been rectified with more stringent engineering follow through, tighter change order controls and new plant supervisory personnel and procedures. Finally, a significant proportion of Dual Rotary ("DR") drilling rig revenues are derived from the United States. During the third quarter, the Canadian dollar strengthened considerably against the U.S. dollar, which, in turn, weakened the margin on these rigs.

Foremost's revenue, margin and net income forecasts for the fourth quarter are expected to improve, with margins and net income to improve considerably. These prospects are based on fourth quarter production being focused on higher margin, conventional, multiple unit production of CTR units and continued strong demand for DR rig units with expectations of an improved U.S. dollar.

SELLING, GENERAL and ADMINISTRATIVE

Selling, general and administrative expenses for the Fund totalled $3.5 million for the quarter, similar to the $3.3 million for the first and second quarter and the 3.4 million for the third quarter last year. These expenses amounted to $10.1 million for the first three quarters of the year compared to $8.6 million last year. The Corlac acquisition, general inflationary effects and increased activity levels account for the year over year increase.

As a percentage of revenue, these costs have decreased to 7.2% from 8.2% last year, thereby indicating the relatively fixed nature of these expenses.

INTEREST EXPENSE

Net interest expense for the first three quarters of the year amounted to $968,000, compared to $392,000 from a year ago. Part of the increase is attributable to the July 2004 Corlac acquisition, which was financed through the Fund's operating line. The balance is due to additional reliance on the operating lines for the increased production activity.

AMORTIZATION

Year-to-date amortization was $2.0 million compared to $1.6 million last year. The primary reason for the year-to-date increase relates to the Corlac, Peace Land and De-In acquisitions.

FOREIGN EXCHANGE

The Fund reported a quarterly foreign exchange loss of $233,000 and a year-to-date foreign exchange loss of $175,000, compared to a $142,000 year-to-date loss last year. The Fund normally holds, at any time, a net U.S. dollar working capital position. The loss reflects a decrease in the value of the U.S. dollar from December 31, 2004 to September 30, 2005. Extenuating this loss was a late rally surge in the value of the Canadian dollar at September 30, 2005.

INCOME TAXES

Pursuant to the Declaration of Trust, all Canadian taxable income is distributed to Unitholders and consequently there is no Canadian tax liability for the Fund. Foremost, through its U.S. subsidiary, has significant U.S. non-capital loss carryovers. No tax benefits have been recorded for these losses as their utilization is uncertain. The Canada Revenue Agency tax audit of the Fund, initiated in 2002, for the 2001 and prior taxation periods is now complete. There were no adjustments which incurred any further tax liabilities.

CASH LIQUIDITY AND KEY FINANCIAL RATIOS

The Fund generated cash flow from operations of $7.6 million for the quarter compared to $5.8 million for the third quarter of 2004. Year-to-date cash flow from operations increased to $19.7 million from $16.7 million last year. Cash flow from operations and an increase in bank indebtedness of $12.4 million was used to offset the net change in non-cash working capital of $17.5 million, provide $8.0 million in cash distributions to Unitholders, allow for capital asset additions of $1.4 million and $5.4 million for the third quarter acquisitions of Peace Land and De-In.

Net working capital as at September 30, 2005 was $22.1 million compared to $18.0 million as at December 31, 2004 and $18.2 million as at September 30, 2004. The Fund's working capital and debt to equity ratios remain strong. The working capital ratio was 1.31:1 at September 30 compared to 1.31:1 at December 31, 2004 and 1.38:1 at September 30, 2004. The total debt to equity ratio was 1.16:1 at September 30 compared to 1.17:1 at the 2004 year end and 1.05:1 at September 30, 2004. The Fund has virtually no long-term debt.

More significantly, book value per trust unit has increased to $3.27 at September 30, 2005 compared to $2.66 at December 31, 2004 and $2.51 at September 30, 2004.

UNITHOLDERS' EQUITY

At the end of the second quarter, the Unitholders approved a three-for-one Unit Split. Per trust unit amounts have been adjusted to reflect this change. Unitholders' Equity has increased to $61.9 million at September, 2005 from $49.7 million at December 31, 2004 and $46.8 million at September 30, 2004. The increase from the 2004 year end, attributable to operations less cash distributions, is approximately $9.8 million, a 19.7% increase over three quarters or 26.3% annualized. This increase is primarily as a result of the Fund's year-to-date earnings, which amounted to $17.7 million, less cash distributions of $8.0 million. In addition, the De-In acquisition was partially funded through the issuance of trust units which amounted to $2.3 million.

Effective for the June 30th quarterly distribution and continuing with the September 30th distribution, the Fund increased the distribution, on a post split basis, from $0.125 to $0.15 per trust unit. On an annualized basis, the distribution was increased from $0.50 to $0.60 per trust unit. Year-to-date cash distributions amount to $0.425 per trust unit.

RELATED PARTY TRANSACTIONS

Ongoing business advisory services are provided from a company owned and managed by a trustee of the Fund. Amounts paid were not more than what could be expected from unrelated parties. Such services will continue to be required in the future and will be paid on a monthly basis to this related party. Due diligence and business valuation services will also be utilized in the future if the need arises. Any such costs will be capitalized as part of the overall consideration for the acquired business.

OBLIGATIONS AND COMMITMENTS

The Fund has operating lease commitments for a limited number of office and service equipment, none of which individually or in aggregate are material in scope. In addition, the Fund has contingent purchase price adjustment liabilities that are based upon the earnings and revenue results of certain business units and product lines. Other than as noted in this analysis, there are no material obligations and commitments.

CRITICAL ACCOUNTING POLICIES

The Fund's significant accounting policies and estimates are described in detail in the December 31, 2004 Audited Consolidated Financial Statements. The Fund regularly reviews its property, plant and equipment. If impairment in value exists, it is calculated by taking the difference of the lower fair market value and the higher book value, which is then charged to current earnings. The Fund cannot predict if or when such events may occur, nor can it estimate the effect on the carrying value of these assets. Rather, the Fund conducts reviews of these assets when economic or environmental changes occur that may affect the valuation of the assets.

Foreign currency translation is recognized as it occurs. In the normal course of business, the Fund does not speculate on future foreign currency exchange rates. The majority of foreign exchange is with the U.S. dollar and operating results are prone to be influenced by rapid changes in these exchange rates.

CRITICAL ACCOUNTING ESTIMATES

The critical accounting estimates identified below require management's judgment about future events that are inherently uncertain. Management is required to make estimates and judgments that affect reported amounts within the consolidated financial statements and the related disclosure of contingencies. These estimates and judgments are based upon historical experience and various other assumptions that are believed to be reasonable in the circumstances. These estimates are evaluated on a regular basis and revised as updated information becomes available. It should be noted that actual results may differ from these estimates under different assumptions or conditions. Management believes that the following accounting estimates are significant and merit additional disclosure.

Revenue Recognition

The Fund uses the percentage of completion method in recognizing revenue from capital equipment sales. At each month-end the Fund reviews every job in progress and determines the appropriate revenue and related costs to be reflected in the income statement. Among other measurement criteria, the Fund uses cost information to date, anticipated margins, progress estimates and estimated costs to complete. These estimates are constantly evaluated to ensure their application properly reflects the month-end revenue and cost valuations. At the completion of each project, a post mortem review is conducted to identify reasons for actual costs being different than original contract estimates. The results are used to provide better information in evaluating ongoing projects.

Inventory Obsolescence

Inventory obsolescence is more of a potential issue with Foremost than Universal. Obsolescence is calculated on a product-by-product basis. The last date of activity is compared to a table of discount factors, which is based on past experiences of inventory movement trends.

Warranty Provisions

Warranty provisions are based on a standard allocation for each unit of capital equipment produced. These estimates are based on historical data for similar types of equipment. In the case of new products, management estimates warranty liabilities based on their experience and the comparables they can find.

Allowance for Doubtful Accounts

Given the cyclical nature of the oil and gas sector and the rapid manner in which these changes can occur, the Fund consistently monitors outstanding accounts. The Fund regularly reviews the allowance for doubtful accounts to ensure the balance is a reasonable assessment of uncollectible accounts. The customer payment issues encountered to date, which are immaterial, have been adequately provided for in the allowance estimate.

CAUTIONARY STATEMENT

Certain statements within this report may constitute "forward looking" statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. When used in this report, such statements use words such as "estimate", "may", "will", "expect", "believe", "plan" and other similar terminology. These statements reflect management's current expectations regarding future events and operating performance and speak only as of the date of this report. These forward looking statements involve a number of risks and uncertainties, including: the impact of general economic conditions, industry conditions, changes in laws and regulations, increased competition, fluctuations in commodity prices and foreign exchange and interest rates and stock market volatility. The Fund is not undertaking to update any forward looking statements.

SUMMARY OF QUARTERLY RESULTS *(Unaudited)*

(000's, except per trust unit amounts)

	2005			2004				2003	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$ 51,816	$ 46,131	$ 41,959	$ 55,400	$ 40,138	$ 34,491	$ 30,723	$ 28,259	$ 24,919
Net Income	$ 6,813	$ 6,406	$ 4,507	$ 5,141	$ 5,130	$ 6,209	$ 3,816	$ 2,913	$ 2,708
Per trust unit, basic	$ 0.36	$ 0.34	$ 0.24	$ 0.28	$ 0.27	$ 0.33	$ 0.21	$ 0.17	$ 0.16
Per trust unit, diluted	$ 0.35	$ 0.33	$ 0.23	$ 0.27	$ 0.26	$ 0.32	$ 0.20	$ 0.17	$ 0.16

DISTRIBUTABLE CASH *(Unaudited)*

(000's for stated values, except per trust unit amounts)

	for the **THREE** months ended Sept. 30,		for the **NINE** months ended Sept. 30,	
	2005	2004	**2005**	2004
Net income	$ **6,813**	$ 5,130	$ **17,726**	$ 15,155
Amortization	**748**	632	**2,013**	1,559
	7,561	5,762	**19,739**	16,714
Less: sustaining capital expenditures	**350**	350	**1,050**	850
Distributable cash	$ **7,211**	$ 5,412	$ **18,689**	$ 15,864
Cash distributions paid	$ **2,837**	$ 2,332	$ **7,975**	$ 6,048
Distributable cash flow per trust unit	$ **0.38**	$ 0.29	$ **0.99**	$ 0.84

Distributable cash is not a defined term under Canadian generally accepted accounting principles. This amount is determined as net income for the period, with amortization, which is a non-cash expense, added back. An estimate of normalized sustaining capital expenditures is then deducted.

Management believes that distributable cash is a useful supplemental measure of performance as it is used by other income funds. It provides investors with an indication of the amount of cash the business has generated during that period which could be available for distribution to unitholders. Investors are cautioned, however, that distributable cash should not be construed as an alternative to using net earnings as a measure of profitability or the statement of cash flows. Further, the Fund's method of calculating distributable cash may not be comparable to similarly titled amounts reported by other issuers.

In the case of the Fund, the level of distributions is set periodically with no direct relationship to the distributable cash during the period.

EXHIBIT 2.7

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1. **Name and Address of Issuer**

Foremost Industries Income Fund (the "Fund")
1225 – 64th Avenue NE
Calgary, Alberta T2E 8P9

Item 2: **Date of Material Change**

November 10, 2005

Item 3: **News Release**

The Fund issued news releases on November 10, 2005 and November 21, 2005, both of which were disseminated through CCN Matthews and filed with the applicable securities regulatory authorities via SEDAR.

Item 4: **Summary of Material Change**

The trustees of the Fund have unanimously approved a proposed reorganization (the "Reorganization") of the Fund into a new publicly-traded income fund ("New Fund").

Item 5: **Full Description of Material Change**

The Reorganization will result in unitholders of the Fund receiving one trust unit of New Fund for each unit of the Fund held. The current business and operations of the Fund will be unaffected by the Reorganization and will continue to be performed by the current management and employees of the Fund and its subsidiary entities.

The Reorganization will require the approval of at least 66 2/3% of the votes cast by unitholders at a special meeting (the "Meeting") of the Fund. The Fund announced on November 10 that the Meeting will be held on Monday, December 19, 2005. On November 21, 2005 the Fund announced that it has determined to hold the Meeting on a later date, Wednesday, December 28, 2005.

Item 6: **Reliance on subsection 7.1(2) of (3) of NI 51-102**

Not applicable.

Item 7: **Omitted Information**

No information has been omitted from this Report.

Item 8: **Executive Officer**

The name and business telephone number of the executive officer of Foremost Industries Inc., the administrator of the Fund, who is knowledgeable about the material change and this report is:

Craig Bell, Director – Foremost Industries Inc., Administrator to the Fund
Tel.: (403) 571-4464

Item 9: **Date of Report**

DATED: November 21, 2005